As confidentially submitted to the U.S. Securities and Exchange Commission on October 10, 2023

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LandBridge Company LLC

(Exact name of registrant as specified in its charter)

Delaware	6792	93-3636146
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5555 San Felipe Street, Suite 1200

Houston, Texas 77056 (713) 230-8864

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven R. Jones

Co-Chief Executive Officer

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

(713) 230-8864

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman Michael S. Telle Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222	Hillary H. Holmes Harrison Tucker Cynthia M. Mabry Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy such securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Prospectus Dated      , 2023

Preliminary Prospectus

Class A Shares

LandBridge Company LLC

Class A Shares

Representing Limited Liability Company Interests

This is the initial public offering of Class A shares representing limited liability company interests (“Class A shares”) of LandBridge Company LLC, a Delaware limited liability company (“LandBridge”). We have elected to be treated as a corporation for U.S. federal income tax purposes.

We expect that the public offering price for our Class A shares will be between $    and $    per Class A share. We intend to apply to list our Class A shares on the New York Stock Exchange (the “NYSE”) under the symbol “LB.”

Following this offering, we will have two classes of authorized equity securities outstanding: Class A shares and Class B shares representing limited liability common interests (“Class B shares” and, together with Class A shares, “common shares”). Our Class B shares have no economic rights but entitle holders to one vote per Class B share on all matters to be voted on by shareholders generally. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our Operating Agreement (as defined herein). Our outstanding Class A shares and Class B shares will represent approximately   % and   %, respectively, of the total voting power of our outstanding common shares immediately following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A shares, with our affiliates owning approximately   % of such total voting power.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Please see the sections titled “Risk Factors” and “Summary—Emerging Growth Company and Smaller Reporting Company Status.” Immediately following this offering, we expect to be a “controlled company” within the meaning of the NYSE rules. See “Management—Status as a Controlled Company” for additional information.

Investing in our Class A shares involves risks. See “Risk Factors” beginning on page 36 of this prospectus to read about factors you should consider before investing in our Class A shares. These risks include the following:

•

Our revenues are substantially dependent on ongoing oil and natural gas exploration, development and production activity on or around our land. If E&P companies do not maintain drilling, completion and production activities on or around our land, the demand for the use of our land and resources, as well as the royalties we receive from the production of oil and natural gas and related activities on our land, could be reduced, which could have a material adverse effect on our results of operations, cash flows and financial position.

•

The willingness of E&P companies to engage in drilling, completion and production activities on and around our land is substantially influenced by the market prices of oil and natural gas, which are highly volatile. A substantial or extended decline in oil and natural gas prices may adversely affect our results of operations, cash flows and financial position.

•

Because a significant portion of our future revenue growth is expected to be derived from WaterBridge and Desert Environmental (each, as defined herein), any development that materially and adversely affects their business, operations or financial condition could have a material adverse impact on us.

•	Our reliance on WaterBridge and its personnel to manage and operate our business exposes us to certain risks.

•

NDB Parent (as defined herein) has the ability to direct the voting of a majority of our common shares and control certain decisions with respect to our management and business, and its interests may conflict with those of our other shareholders.

•	NDB Parent and its affiliates, including Five Point and WaterBridge, are not limited in their ability to compete with us, and may benefit from opportunities that might otherwise be available to us.

•

There are certain provisions in our Operating Agreement (as defined herein) regarding fiduciary duties of our directors, exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the Delaware General Corporation Law (the “DGCL”) in a manner that may be less protective of the interests of our public shareholders and restrict the remedies available to shareholders for actions taken by our officers and directors that might otherwise constitute breaches of fiduciary duties if we were subject to the DGCL.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Class A share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to LandBridge (before expenses)	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters the option to purchase, exercisable within 30 days from the date of this prospectus, up to     additional Class A shares from us, at the public offering price less the underwriting discount.

The underwriters expect to deliver the Class A shares to purchasers on or about      , 2023 through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	Barclays

Prospectus dated      , 2023.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell Class A shares and seeking offers to buy Class A shares only under circumstances and in jurisdictions where such offers and sales are lawful. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A shares. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

i

BASIS OF PRESENTATION

This is the initial public offering of Class A shares of LandBridge. We were formed on September 27, 2023 by WaterBridge NDB LLC (“NDB Parent”) and have not conducted and will not conduct any material business operations prior to the completion of the transactions described under “Corporate Reorganization” (such transactions, the “Corporate Reorganization”) other than certain activities related to this offering. Following the Corporate Reorganization, LandBridge will be a holding company, the sole material asset of which will consist of membership interests (“OpCo Units”) in DBR Land Holdings LLC, a Delaware limited liability company (“OpCo”). LandBridge will also be the sole managing member of OpCo.

Our organizational structure following the Corporate Reorganization will allow us to retain a direct equity ownership in OpCo, which will be classified as a partnership for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold a direct ownership interest in us in the form of Class A shares, and an indirect ownership interest in OpCo through our ownership of OpCo Units. Although we were formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes.

Pursuant to our Operating Agreement and the OpCo LLC Agreement (as defined herein), our capital structure and the capital structure of OpCo will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the OpCo Units and our Class A shares.

For additional information, please see “Corporate Reorganization” and “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

The historical financial and operating data presented herein generally consists of the consolidated financial and operating results of DBR Land LLC, a Delaware limited liability company and wholly-owned subsidiary of OpCo (“DBR Land”), and its subsidiaries. OpCo has no operations, income (loss), liabilities or material assets, other than its interests in DBR Land, and following this offering, its financial results will be included in the consolidated financial statements of LandBridge. In certain instances in this prospectus, we present financial data on a “pro forma” basis. As used herein, unless expressly provided otherwise in this prospectus, the term “pro forma” when used with respect to any financial data refers to the historical data of DBR Land, as adjusted to give effect to this offering and the Corporate Reorganization. Unless otherwise indicated, pro forma financial data as of and for the nine month period ended September 30, 2023 and for the year ended December 31, 2022 gives effect to this offering and the Corporate Reorganization as if they had been consummated on January 1, 2022, in the case of the statement of operations data, and September 30, 2023, in the case of the balance sheet data.

The pro forma financial data is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition that would have been achieved if this offering and the Corporate Reorganization had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma financial data and should not be relied on as an indication of future results. Please refer to our unaudited pro forma condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus for additional information.

Throughout this prospectus, we present performance metrics and financial information regarding the business of DBR Land. This information is generally presented on an enterprise-wide basis. The public shareholders, through their ownership of our Class A shares issued in this offering, will be entitled to receive a pro rata portion of the economics of OpCo’s operations through our ownership of

ii

OpCo Units. Our ownership of OpCo Units will initially represent a minority share of OpCo. We expect that NDB Parent will initially hold a majority of the economic interest in OpCo, as a non-controlling interest holder, through its ownership of a majority of the outstanding OpCo Units immediately after the closing of this offering. However, NDB Parent will directly control us, and, as a result, will indirectly control OpCo through its ownership of Class B shares that represent a majority of our outstanding common shares. Prospective investors should be aware that we expect that the owners of our Class A shares will initially be entitled only to a minority economic position in OpCo and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As OpCo Units (along with a corresponding number of our Class B shares) are redeemed for our Class A shares over time (or, at our election, for cash), the percentage of the economic interest in OpCo’s operations to which LandBridge and our public shareholders are entitled will increase relative to NDB Parent.

INDUSTRY DATA

Certain market and industry data and other statistical information used throughout this prospectus have been obtained from the following independent industry sources as well as from research reports prepared for other purposes: (i) Enverus; (ii) Netherland, Sewell & Associates, Inc.; (iii) Berkeley National Laboratory; (iv) BloombergNEF; and (v) B3 Insight. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently operate and, as of the date of this prospectus, anticipate operating in the future. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe these third-party sources to be reliable as of their respective dates, neither we nor the underwriters have independently verified, and cannot assure you of, the accuracy or the completeness of this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with us or endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

iii

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus concerning our business and this offering. Because this is a summary, it may not contain all of the information that may be important to you and to your investment decision in our Class A shares. The following summary is qualified in its entirety by the more detailed information and financial statements and related notes thereto included elsewhere in this prospectus. You should read this entire prospectus carefully and should consider, among other things, the matters set forth in “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical and pro forma consolidated financial statements and related notes thereto included elsewhere in this prospectus before deciding to invest in our Class A shares. In addition, certain statements in this prospectus include forward-looking information that is subject to risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” in this prospectus for additional information.

Unless the context otherwise requires, references in this prospectus to “LandBridge,” the “Company,” “we,” “our,” “us” or like terms refer to LandBridge Company LLC and its subsidiaries. When used in a historical context, such terms refer to DBR Land LLC and its subsidiaries. References in this prospectus to “Five Point” refer to Five Point Energy LLC. References in this prospectus to “WaterBridge NDB” refer to WaterBridge NDB Operating LLC, and references to “WaterBridge” collectively refer to WaterBridge NDB and WaterBridge Operating LLC, together with their respective operating subsidiaries. References in this prospectus to “Desert Environmental” refer to Desert Environmental LLC. See “Glossary of Certain Industry Terms” for other defined terms used in this prospectus.

Unless the context indicates otherwise, the information presented in this prospectus assumes (i) a public offering price of $    per Class A share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters’ option to purchase additional Class A shares is not exercised.

Company Overview

Land is a critical component of energy development and production. Access to expansive surface acreage is necessary for oil and natural gas development, solar power generation, power storage and non-hazardous oilfield reclamation and solid waste facilities. Further, the significant industrial economy that exists to service and support energy development requires access to surface acreage to support those activities. These dynamics drove our acquisition and current ownership of approximately 72,000 surface acres in Texas and New Mexico located in the Delaware sub-basin of the prolific Permian Basin, which is among the most economic, liquids-rich hydrocarbon resources in the United States. Our strategy is to actively manage our land and resources to support and encourage oil and natural gas development and other land uses that will generate long-term revenue and Free Cash Flow for us and returns to our shareholders.

The Delaware Basin is the most active oil and natural gas development and production region of the prolific Permian Basin due to the abundant remaining oil and natural gas resource life and low break-even cost of development. Activity in the Delaware Basin is dominated by large, generally publicly listed, well-capitalized producers. Our land is located predominantly in the heart of the Delaware Basin, along and near the regulatory divide of the Texas-New Mexico state border. We believe that our strategic location positions us to capture additional revenues from the growth in infrastructure required to facilitate the development of these resources.

We share a financial sponsor, Five Point, and our management team with WaterBridge. WaterBridge is one of the largest water midstream companies in the United States and operates a large-scale network of pipelines and other infrastructure in the Delaware Basin that handles more than 2.0 million bpd of water associated with oil and natural gas production. WaterBridge operates primarily under long-term agreements with E&P companies to provide critical produced water handling throughout the full life cycle of its customers’ oil and natural gas wells. These long-term contracts and operating relationships provide WaterBridge visibility into the future drilling and completion activity of E&P companies, providing significant insight into key areas of volume growth and long-term trends, which we leverage to encourage and support the development of critical infrastructure on our land, which generates additional revenue streams for us.

Five Point and our management team formed LandBridge to acquire, manage and expand a strategic surface position in the heart of the Delaware Basin primarily to support the development of WaterBridge’s large-scale produced water handling infrastructure. Since our formation, our management and Five Point have successfully started and expanded businesses that generate new and growing revenues for us by capturing and monetizing commercial activity both on and near our land. Recent examples of the benefits of these relationships include the formation of Desert Environmental and WaterBridge’s strategic partnership with Devon Energy, which will support the development of an additional 450,000 bpd of incremental produced water handling infrastructure by WaterBridge to handle volumes from Devon Energy and future commercial opportunities on our land. We believe that WaterBridge’s future growth will continue to underpin increased revenues for us, into which we have significant visibility and which requires minimal investment by us. Additionally, the formation and development of Desert Environmental to bring more responsible non-hazardous oilfield reclamation and solid waste facilities to the areas on and near our surface will facilitate more responsible waste handling by producers and water companies on our land, while capturing revenues for us that would have previously gone to other landowners.

In addition to our relationships with WaterBridge and Desert Environmental, we have actively grown third-party revenues. We utilize a collaborative commercial approach in our dealings with a diversified customer base to provide availability, timing and consistent terms for the use of our land and for their development activities. As a landowner, we benefit from these activities by charging fees and royalties based on our customers’ usage of our land and resources. Furthermore, the cost of development on our land is primarily borne by our customers, allowing us to benefit from their growth without deploying capital. In furtherance of our strategy, we and WaterBridge entered into agreements with Texas Pacific Land Company (“TPL”), one of the largest landowners in Texas, to provide reciprocal crossing rights and royalty and revenue sharing across an area of mutual interest that provides our customers (including WaterBridge) with greater development efficiency and enables them to increase their operations on our surface.

When we acquired our initial acreage in October 2021, approximately 185,000 bpd of third-party produced water handling capacity existed on our land. Since this initial acquisition, WaterBridge has developed an additional 350,000 bpd of produced water handling capacity on and around our land and is developing an additional 450,000 bpd of produced water handling capacity, particularly within our Core Position, as shown below under “—Our Core Position,” with an additional 420,000 bpd of permitted capacity available for future development. We receive royalties for each barrel of produced water that WaterBridge handles on our land as well as surface use payments for infrastructure constructed on our land.

We generate multiple revenue streams from the use of our surface acreage, the sale of resources from our land and oil and gas royalties.

•	Surface Use Royalties and Revenues: We receive fixed-fee and/or variable payments from our customers for the use of our surface acreage for their business operations, which currently include oil and natural gas development and production, produced water transportation and handling, pipeline and electrical infrastructure, a commercial fuel distribution facility and other commercial and industrial activities, including non-hazardous oilfield reclamation and solid waste facilities. This revenue stream will also include revenues generated from two solar facilities currently being developed on our land.

•

Resource Sales and Royalties: We receive fees from the sale of resources from our land, including sales of brackish water utilized in connection with oil and natural gas well completions, and royalties from sand extracted from our land for oil and natural gas operations. These resources are used by our customers in their projects on and around our land and elsewhere throughout the Delaware Basin.

•

Oil and Gas Royalties: We receive a share of recurring revenues from the production of oil and natural gas on our approximately 8,000 net royalty acres through our ownership of mineral interests, which largely underlie our surface acreage.

A key attribute of our business model is entering into agreements under which our customers bear substantially all of the operating and capital expenditures related to their operations on our land, while minimizing our capital requirements for both current and future commercial opportunities, resulting in the ability to create significant Free Cash Flow. During the year ended December 31, 2022, we generated $51.8 million of total revenues, $1.7 million of net income, $41.2 million of Adjusted EBITDA, $20.5 million of cash flow from operating activities, with $3.3 million in capital expenditures, exclusive of acquisition costs, and $17.3 million of Free Cash Flow. Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See “—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for more information and reconciliations to the most comparable GAAP measures.

We believe that our active management strategy optimizes the current uses of our land and its resources, while also identifying and developing, or supporting the development of, new uses of and revenues from our land. For the year ended December 31, 2022, we generated $33.5 million of non-oil and natural gas royalty revenue on our approximately 72,000 owned surface acres, or $465 in revenue per owned surface acre. As a result of our active management strategy, we have increased non-oil and gas royalty revenue to $   for the twelve-month period ended September 30, 2023, or $   in revenue per owned surface acre. We measure our revenue divided by our total acreage as a performance metric, which we refer to as “surface use economic efficiency.” Please see “Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for more information and reconciliations to the most comparable GAAP measures. Further, we are actively growing revenue streams beyond the hydrocarbon value chain to further maximize utilization of our land and resources. We have entered into, or are currently pursuing, primarily long-term commercial relationships with businesses focused on solar power generation, power storage, crypto currency mining and data management, as well as renewable energy production, among other industries and applications.

Our Assets

We own approximately 72,000 surface acres in the Delaware Basin in Texas and New Mexico. Our surface acreage is located across three separate areas, which we refer to as our Core, Southern and Northern Positions, as shown below as of September 30, 2023. We acquired our initial surface acreage in the Core and Southern Positions in October 2021, and we acquired our initial surface acreage in the Northern Position in April 2022.

Overview of Our Land Position and WaterBridge’s Infrastructure Assets

Our Core Position

Our Core Position consists of approximately 37,000 surface acres located primarily in Loving and Reeves Counties, Texas, near and along the Texas-New Mexico state border. There are substantial hydrocarbon resources under and in close proximity to our Core Position, which attracts high-quality, well-capitalized producers, including Devon Energy, EOG, ConocoPhillips and Occidental. According to NSAI, approximately 3,560 high-probability undrilled well locations across eight formations are within a 10-mile radius of our surface acreage assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing. A significant portion of our Core Position is semi-contiguous, or checkerboarded, with surface acreage held by TPL, one of the largest landowners in Texas. The nature of the checkerboarded acreage results in E&P companies, midstream companies, service companies and other operators in the area generally needing to access both our and TPL’s surface acreage for rights of way. In order to unlock opportunities for the checkerboarded surface acreage, we, together with WaterBridge, entered into an agreement with TPL that establishes an approximate 64,000 acre area of mutual interest (the “State Line AMI”) across much of our Core Position and the adjacent TPL surface acreage. This agreement provides reciprocal crossing rights as well as royalty and revenue sharing across the State Line AMI, and provides WaterBridge the certainty necessary to develop large scale water infrastructure assets on and around our land. We believe this agreement will provide us and WaterBridge with greater water sourcing and handling opportunities in our Core Position.

Our Core Position provides us with geographic proximity to the operations of significant producers and positions us to benefit from anticipated growth in oil and natural gas development on and around our land, and access to a large, contiguous surface position and geological formations that are generally characterized by high permeability and porosity, enabling reliable and safe water handling.

In contrast to New Mexico, Texas is a more favorable environment for produced water handling. Between January 1, 2021 and June 30, 2023, the Texas produced water handling facility permitting process has taken an average of 184 days from submission to approval for Delaware Basin (as defined by the EIA’s Permian Sub-Basin boundary) facilities, compared to an average of 723 days in New Mexico for northern Delaware facilities over the same time period. Further, New Mexico regulators are reticent to approve shallow geological produced water handling facilities, with only 19% of all approved permits in New Mexico from January 1, 2021 to June 30, 2023 being for shallower intervals (defined as injection formations above the top of the Woodford formation), compared to 99% in the Delaware Basin in Texas over the same time period. Building infrastructure for deep geological water handling is more time consuming, operationally complex and expensive, which increases the economic risks and limits operational flexibility and certainty desired by WaterBridge and E&P companies. The combination of favorable geological characteristics and a largely less restrictive regulatory environment drives increased demand for produced water handling facilities on the Texas side of the Texas-New Mexico state border.

New Mexico also presents a more restrictive regulatory and hydrological environment for sourcing brackish water necessary for oil and natural gas well completion activity. As a result, much of the brackish water supplied to the oil and natural gas industry in New Mexico is sourced from Texas. Our Core Position contains significant underground brackish water sources from which brackish water can be produced for sale to companies that deliver this water to E&P companies in New Mexico for use in their drilling and completion activities.

As shown below under “—Hydrocarbon Resources Near Our Core Position,” our Core Position and the surrounding acreage represent some of the most productive acreage in the Delaware Basin due to the relatively high concentration of hydrocarbons in the area. According to Enverus as of September 18, 2023, within the Delaware Basin, approximately 43% of active drilling rigs, 37% of active drilling permits and 43% of drilled but uncompleted wells (“DUCs”) were located within 10 miles of our surface acreage. As shown below under “—Water to Oil Production Near Our Core Position,” the oil produced in and around our Core Position is accompanied by significant volumes of produced water, averaging a ratio of approximately 4.5 barrels of water per barrel of oil, or approximately 80% of total liquids produced from a typical well according to NSAI. This water must be reliably handled in order for these wells to be brought online and remain in production, driving continuing demand for water handling on acreage in close proximity to the operations of producers. We believe that our land is well situated to capture the growth in strategic infrastructure necessary to handle these large volumes of produced water.

Hydrocarbon Resources Near Our Core Position

Water to Oil Production Near Our Core Position

Source: Enverus

WaterBridge’s ability to capture growth in and around our Core Position is evidenced in the recent announcement of a strategic partnership between WaterBridge and Devon Energy to own and operate the largest private water infrastructure system in the Delaware Basin along the Texas-New Mexico state border. As a part of this strategic partnership, Devon Energy and WaterBridge entered into a long-term agreement pursuant to which Devon Energy committed all of its produced water handling to

WaterBridge within a large area of mutual interest, including an initial dedication of approximately 52,000 acres. As a result of this transaction and other commercial opportunities, WaterBridge has built 350,000 bpd of produced water pipeline and handling network capacity and is developing an additional 450,000 bpd of produced water handling capacity, particularly within our Core Position with an additional 420,000 bpd of permitted capacity available for future development.

Our Core Position straddles one of the most active regions in the Delaware Basin, enhancing our ability to grow our revenue base. Although oil and natural gas production and related services account for a large majority of the activity in our Core Position, we are currently pursuing opportunities along these heavily trafficked regions with customers operating, or pursuing the development of, non-hazardous oilfield reclamation and solid waste facilities, sand mines, crypto currency mining facilities and commercial fueling stations.

Our Southern Position

Our Southern Position consists of approximately 34,000 surface acres located in Reeves and Pecos Counties, Texas in the Delaware Basin. Various producers have operations on or in the vicinity of our Southern Position, including ConocoPhillips, Callon, Permian Resources and Diamondback Energy, and we generate revenues from their use of our Southern Position acreage and its resources. According to NSAI, approximately 3,380 high-probability undrilled well locations across seven formations exist within a 10-mile radius of our surface acreage, assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing. In addition, we continually seek to identify and pursue opportunities with a broad array of customers, including new, distinct operations on our Southern Position. For example, through our subsidiaries, DBR Solar and Pecos Renewables, we are permitting the construction and operation of two facilities with an aggregate of 330-megawatts of solar generation capacity on our Southern Position, and we have identified a third location in our Southern Position that we believe will be an attractive location for an additional 120 megawatts of solar capacity. In addition, our Southern Position is adjacent to the I-10 interstate highway corridor, the fourth longest interstate highway system in the country, as well as I-20, which, each individually and collectively, serve as corridors for significant vehicle traffic and for pipeline and electrical infrastructure, representing additional development opportunities for this surface acreage.

Our Northern Position

Our Northern Position, located in Eddy County, New Mexico in the Delaware Basin, consists of approximately 765 fee-owned surface acres and 8,650 additional surface acres leased from the BLM. We acquired our Northern Position to provide water infrastructure development opportunities to WaterBridge and third parties to support oil and natural gas development in the area. WaterBridge initially built infrastructure to support the operations of Permian Resources and has since expanded its infrastructure to support the operations of Apache Corporation and Devon Energy. Activities on our Northern Position include a brackish supply water pond that serves as a distribution hub for neighboring landowners’ brackish water, and WaterBridge is developing additional produced water storage facilities and recycling ponds.

Our Mineral Interests

We own approximately 8,000 net mineral acres in the Delaware Basin with a weighted average royalty interest based on acreage of 23.9% and an average net revenue interest per well of 4.4%. Our mineral interests are leased to some of the top operators in the Delaware Basin, including Callon, Chevron, ConocoPhillips and Occidental. Our leases with these and other E&P companies permit the lessee to explore for and produce oil, natural gas and NGLs from our land and entitle us to receive an upfront cash payment, or lease bonus, and a percentage of the proceeds from the sales of these commodities in the form of an oil and natural gas royalty interest. Unlike owners of working interests in oil and natural gas properties, we are not obligated to fund drilling and completion costs, plugging and abandonment costs or lease operating expenses associated with oil and natural gas production. As a mineral owner, we incur only our proportionate share of production and ad valorem taxes and, in some cases, gathering, processing and transportation costs. If the lessee does not meet certain requirements, such as drilling and completing wells within the leased mineral acreage by a specified date, the lessee must pay to extend the lease, or the lease will terminate. If terminated, we would seek to re-lease our mineral interests to another E&P company.

Unlike businesses that focus on buying oil and natural gas royalty interests, which are more directly exposed to commodity prices, our focus is on surface acreage ownership and the associated fee-based revenue. As a result, we expect to acquire additional mineral interests only incidentally in connection with property acquired primarily for other purposes and, consequently, oil and natural gas royalties are expected to become a smaller percentage of our total revenues over time.

Our Business Model

We are focused on actively growing revenue from the use of our surface acreage and the sale of resources from our land, while continuing to maximize value from our current mineral interests. We believe that our largely fee-based contracts, as well as our strong base of revenues from our customers’ oil and natural gas production, help mitigate our direct exposure to commodity price fluctuations and promote cash flow stability through commodity price cycles.

Sources of Revenue

Our sources of revenue currently include:

Surface Use Royalties and Revenues

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Surface Use Royalties: Under our surface use royalty agreements, including produced water handling facility leases (“SURAs”), which typically provide for a five- to 10-year initial terms, we receive a royalty based on a percentage of gross revenues and/or volumetric use in exchange for rights of use of our land. Royalties we receive from operations under our SURAs include produced water transportation and handling operations, skim oil recovery and produced water throughput and waste reclamation, all of which are required for oil and natural gas production throughout the lifecycle of a well.

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Easements and Surface-Related Revenues: Under our surface use agreements, including easements and rights of way (collectively, “SUAs”), which typically provide for a five- to 10-year initial terms, we typically receive a fee when the contract is executed, fixed monthly or annual payments, and often additional fees at the beginning of each renewal period. Such agreements typically include pre-defined terms for fees that we will receive for our customers’ development and use of drilling sites, new and existing roads, pipeline easements and electric transmission easements. Our SUAs generally require our customers to use the resources from our land, such as brackish water and sand, for their operations on our land, for which we receive our customary fees.

Resource Sales and Royalties

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Resource Sales: Under our water supply agreements, we sell brackish water to be used primarily in well completions in exchange for a per barrel fee. These fees are negotiated and vary depending on the destination of the brackish water, with brackish water sold for use outside the State Line AMI typically at wholesale prices, and brackish water sold for use in the State Line AMI sold directly to producers at retail prices, with the revenue from such sales shared with TPL. We and TPL have strong relationships with, and contractual commitments from, many of the E&P companies in the State Line AMI. Additionally, the immediate proximity of our Core Position to the Texas-New Mexico state border provides us the ability to deliver brackish water volumes into the otherwise constrained market in New Mexico. Through our relationships, as well as the strategic location of our brackish water resources, we believe that we will benefit from strong demand going forward in both Texas and New Mexico. Similarly, our customers buy caliche from us for the construction of access roads and well pads for which we receive a fixed-fee per cubic yard of caliche extracted from our surface acreage. Businesses operating on our land are generally required to buy all caliche they use on our land from us.

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Resource Royalties: Under our sand lease agreements, we lease our surface acreage to customers to construct and operate at their expense sand mines to provide in-basin sand for use in oil and natural gas completion operations. We receive a fixed royalty per ton of sand extracted, as well as a fixed-fee per barrel of water used to support sand mining operations. A large E&P company currently operates a sand mine on our land, and we have recently executed a joint arrangement with the customer who will develop and operate a sand mine within the State Line AMI.

Oil and Gas Royalties

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Under our oil and natural gas mineral leases, we receive a lease bonus at inception and in connection with any extensions and oil and gas royalties on a per unit produced basis at a market rate, less production taxes and, in some instances, gathering, processing and transportation costs. Our leases, which typically extend for a one- to three-year primary term, permit the lessee to explore for and produce oil, natural gas and NGLs from our land and entitle us to receive a percentage of the proceeds from the sales of these commodities in the form of a royalty. If the lessee does not meet certain requirements, such as drilling and completing wells within the leased mineral acreage by a specified date, the lessee must pay to extend the lease, or the lease will terminate. If terminated, we would seek to re-lease our mineral interests to another E&P company.

We expect our fee-based revenues to grow over time relative to our revenues generated from oil and gas royalties. While our focus is on fee-based arrangements, our revenues generated from oil and gas royalties fluctuate with market prices for oil and natural gas. As shown in the chart below, for the year ended December 31, 2022, approximately 34% of our total revenues was from surface use royalties and revenues, approximately 31% was from resources sales and royalties and approximately 35% was from oil and natural gas royalties. Our non-fee-based revenue is primarily generated by our oil and gas royalties.

2022 Revenue Breakdown

Our contracts for surface use royalties and revenues and resource sales and royalties generally include inflation escalators, which, when combined with our relatively low operating and capital expenditures, tend to substantially mitigate our exposure to rising costs. Due to our contract structure and relatively high margins, periods of elevated inflation could result in margin expansion for our business if our revenues increase at a faster pace than our operating expenditures. Given the expected long-term nature of production in the Delaware Basin, we expect these contracts to be renewed over an extended period of time.

Active Land Management

Our business model is predicated upon both actively managing the current uses of our land and resources and identifying and developing, or supporting the development of, new uses and revenues from our land. We frequently communicate with existing and potential customers with respect to creating new, and enhancing existing, revenue streams from our land. Unlike many landowners, who primarily focus on agricultural or livestock operations, we proactively promote our land as a location for commercial and industrial uses, and we offer our customers a streamlined contracting process that provides a holistic solution to their operational needs.

As we have continued to attract and support operations on our land, the resulting infrastructure provides the opportunity to attract new businesses that can take advantage of that existing infrastructure to pursue additional commercial opportunities. For example, roads and power and other infrastructure in place on our land reduce development costs for natural gas processing facilities, crypto currency mines and data centers. We target opportunities that make the most efficient use of our surface acreage, allow the same surface acreage to be used for multiple activities and/or improve the value of the surrounding acreage.

Our management and Five Point have successfully started and expanded businesses that generate new and growing revenues for us by capturing and monetizing activity both on and near our land. For example, WaterBridge has historically contracted with unaffiliated parties to handle non-hazardous oilfield waste from its water handling facilities. Five Point and our management formed Desert Environmental to build and operate integrated nonhazardous oilfield reclamation and solid waste facilities on our surface, for which we receive royalties. WaterBridge contracted with Desert Environmental to handle substantially all of the non-hazardous oilfield waste, resulting in additional revenues for us, and we believe that Desert Environmental will benefit from both our management’s commercial relationships with WaterBridge customers and from our relationship with E&P companies that operate on our land.

Financial Performance

Key to our business model is entering into agreements under which our customers bear substantially all of the operating and capital expenditures related to their operations, while requiring only modest capital investment by us. As a result, we are able to grow our revenues, net income and Adjusted EBITDA while maintaining relatively high Free Cash Flow.

Our success in signing new commercial agreements through the active management of our land combined with the strength of our existing contracts has resulted in significant growth in our business. Comparing results for the nine months ended September 30, 2023 with results for the nine months ended September 30, 2022:

•	revenue grew from $ million to $ million, representing an increase of %;

•	net income grew from $ million to $ million, representing an increase of %;

•	Adjusted EBITDA grew from $ million to $ million, representing an increase of %;

•	cash flow from operating activities grew from $ million to $ million, representing an increase of %;

•	Free Cash Flow grew from $ million to $ million, representing an increase of %;

•	Operating Cash Flow Margin grew from $ million to $ million, representing an increase of %; and

•	Free Cash Flow Margin grew from % to %.

Adjusted EBITDA, Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures. See “—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for more information and reconciliations to the most comparable GAAP measures.

Our Customers

We have a diverse customer base consisting primarily of businesses that develop and produce oil and natural gas or provide services in support of oil and natural gas production. For the year ended December 31, 2022:

•	no customer contributed more than 12% of total revenue;

•	our five largest customers, which consisted of Chevron, ConocoPhillips, Ace Fluid Solutions, Mewbourne Oil and WaterBridge, comprised approximately 46% of total revenue;

•	our 10 largest customers comprised approximately 70% of total revenue; and

•	approximately 41% of total revenues was from 13 customers with an investment grade credit rating.

Our Relationship with WaterBridge

We share a management team and financial sponsor with WaterBridge. WaterBridge owns and operates one of the largest water midstream systems in the United States, providing water sourcing and produced water handling through one of the largest integrated water networks in the United States, in key oil and natural gas producing basins in Texas, New Mexico and Oklahoma. WaterBridge is one of our largest customers, representing approximately 6.5% and     % of our revenue during the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively. These revenues consist of:

•	produced water handling fees; and

•	fees associated with rights of way for pipelines, equipment and roads and related surface use permits.

During the nine months ended September 30, 2023, we generated $    million of revenues from WaterBridge. For every 100,000 bpd of incremental produced water that WaterBridge brings onto our surface, we expect to generate royalty fees of $3.6 million per year, plus a percentage of the value of skim oil associated with the produced water, as well as any surface use fees for rights of way and other facilities required in connection with any additional WaterBridge infrastructure on our land. Our shared management team facilitates the pursuit of our common goal of capitalizing on energy production in the Permian Basin through our mutually beneficial relationship. Additionally, our management team’s insights into the activity of the producers that are subject to the long-term contracts underlying WaterBridge’s infrastructure platform provides significant insight into producer needs, key areas of volume growth and long-term trends, which we leverage to facilitate development of infrastructure in certain premier locations, thus capturing additional revenue streams.

In the Permian Basin, WaterBridge is primarily focused on building and operating integrated water networks to provide operational continuity for its upstream customers. WaterBridge’s integrated systems provide continuous handling capacity for water produced in connection with production operations, which often represents 80% or more of the total volume of combined water and oil and natural gas production in the Delaware Basin. WaterBridge’s network provides operational redundancy, customer flow assurance and recycling and redelivery across its entire Permian Basin footprint. Within the Delaware Basin, WaterBridge currently has approximately 1,500 miles of pipeline, 127 produced water handling facilities and 2.9 million bpd of water handling capacity. In particular, WaterBridge operates an integrated water network on our Core Position with approximately 350,000 bpd of existing water handling capacity and is developing an additional 450,000 bpd of produced water handling capacity with an additional 420,000 bpd of permitted capacity available for future development. Because produced water handling is critical to oil and natural gas production in the Permian Basin, we believe that our strategically located land and close relationship with WaterBridge provide significant value to us.

In addition, the State Line AMI provides WaterBridge the certainty necessary to develop large-scale water infrastructure assets on our land, which we believe will provide us and WaterBridge with greater water sourcing and handling opportunities.

Our Relationship with Desert Environmental

We share a financial sponsor with Desert Environmental. Desert Environmental is developing two environmental remediation facilities for non-hazardous oilfield waste on our land. We believe that our surface acreage is attractive for the construction of additional remediation facilities, given our proximity to various sources of energy production and related services activity and major roadways in the area, which allow easy access for the transportation of waste products. We will earn revenue from waste disposal and reclamation and from providing water for landfill operations.

WaterBridge has historically contracted with unaffiliated parties to handle solid waste from its water handling facilities. Five Point and our management team formed Desert Environmental and WaterBridge contracted with Desert Environmental to handle substantially all of the solid waste resulting in additional revenue for us. This contract provides the base level of business required to support the development of two environmental remediation facilities for non-hazardous oilfield waste on our land and provides commercial support for the development of Desert Environmental. Desert Environmental will also benefit from our management’s commercial relationships with WaterBridge’s customers, as well as our relationship with E&P companies that operate on our land. We earn royalties from solid waste disposal and reclamation operations and from providing brackish water for landfill operations.

Our Relationship with Five Point

Five Point is an investment firm focused on building businesses within the environmental water management and sustainable infrastructure sectors. Five Point acquires and develops in-basin assets, provides growth capital and builds industry leading companies with experienced management teams and large E&P partners. As of September 22, 2023, Five Point held approximately $4 billion of capital under management. Five Point will indirectly own a majority of our common shares following this offering and owns a majority of the equity interests in WaterBridge and Desert Environmental.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our business objectives.

Our land is a critical component for our customers’ business operations in the Delaware Basin, which often require our land and resources for multiple uses.

Approximately 65% of our revenue for the year ended December 31, 2022 was generated from uses of our land and its resources to support the development and production of oil and natural gas. Our customers use our land and its resources in a variety of ways, including for:

•	the construction of access roads, well pads and other infrastructure;

•	rights of way for pipelines and electrical transmission easements;

•	the extraction of brackish water and sand; and

•	produced water handling.

We offer our customers a streamlined commercial process through long-term agreements that provide surface access as well as access to sand, brackish water and other resources. Our customers actively seek to enter into agreements to use our land and resources because of our strategic location in the core of the Permian Basin, and, consequently, we believe that we are well situated to receive favorable terms from our customers. Additionally, as our customers conduct development activities, additional infrastructure is installed, such as roads, electrical transmission and telecommunications infrastructure, the presence of which provides the opportunity to attract additional customers who can take advantage of that installed infrastructure to pursue new commercial opportunities that drive increased use of our land and generate incremental revenue for us.

Our relationship with WaterBridge uniquely positions us to capture produced water volume growth.

We have a symbiotic relationship with WaterBridge. Efficient and reliable produced water handling requires pipelines, equipment and roads to be developed across large, contiguous tracts of land. Under our water facilities agreement with WaterBridge, WaterBridge may obtain rights of way across our footprint, and we receive increasing revenues as its system is developed. Our surface acreage position enables WaterBridge to optimize the development of its infrastructure by building larger water hubs more quickly and efficiently. Since we acquired our initial acreage, WaterBridge has added 350,000 bpd of water handling capacity on and around our land, and is developing an additional 450,000 bpd of produced water handling capacity, with another 420,000 bpd of permitted capacity available for future development.

Additionally, our relationship with WaterBridge provides a clearer line-of-sight to future revenue, which enables more accurate planning and forecasting. Our produced water-related royalties and fees are primarily generated by WaterBridge’s infrastructure built on our land. Our shared management team has visibility into the expected volumes of produced water that will be handled on our land as a result of its insights into producer activity that is contracted on its produced water system.

Our business has largely fee-based, recurring and growing revenue streams and is unburdened by substantial operating or capital expenditures.

Our revenue is primarily generated from recurring land use and royalty payments derived from customers who use our land and resources to operate and grow their businesses. In 2022, 61% of our revenue was fee-based and not directly exposed to commodity prices. Moreover, we do not incur substantial operating or capital expenditures in order to generate or increase revenue, and, as a result, we believe that we have the ability to generate attractive returns for our investors. Additionally, the contracts underlying our fee-based revenue streams generally include inflation escalators and, when combined with our relatively low operating and capital expenditure requirements, position us to generate superior Free Cash Flow growth over time relative to other inflation exposed businesses that incur significant operating costs and capital expenditures. Our revenues have grown   %, from $     in the first quarter of 2022 to $     in the third quarter of 2023.

Our land is strategically located along and near the Texas-New Mexico state border and in the heart of the highly active, low cost and deep inventory Permian Basin.

Our land sits within the Delaware Basin, which is the most active region of the prolific Permian Basin due the abundant remaining oil and natural gas resource life and the low break-even cost of development. According to Enverus as of September 18, 2023, (i) 167 active drilling rigs were located in the Delaware Basin, 50 rigs or 43% more rigs than in the Midland Basin, which is the second most active sub-basin in the U.S. Lower 48 and (ii) approximately 43% of drilling rigs and 37% of drilling permits in the Delaware Basin are located within 10 miles of our land.

According to NSAI, approximately 7,660 high-probability undrilled well locations across eight formations remain on or within a 10-mile radius of our surface acreage, assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing.

Our Core Position along and near the Texas-New Mexico state border is dominated by large, generally publicly listed, well-capitalized producers seeking responsible water management. Producers that have operations in New Mexico look across the state border to Texas to do business with us for multiple reasons including:

•	brackish water for well completions given the relative abundance of water resources on the Texas side of the state border;

•	more favorable regulatory environment for produced water handling in Texas; and

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more burdensome regulatory and permitting requirements associated with more stringent state-level regulatory requirements for oil and natural gas development and the significant amount of BLM acreage in New Mexico.

We benefit from development activities both on and around our land, and we believe that over the long-term our strategically located position in the Permian Basin will continue to be a center of oil and natural gas development and production activity and an interconnected industrial ecosystem from which we can generate revenue.

Our land has multiple potential uses that extend beyond its current uses, and customer development on one tract of land can improve the value of surrounding areas.

The infrastructure and oil and natural gas development projects that our customers pursue on our land are intended to be long-term assets, over the life of which we expect to earn revenue. Upon expiration of any particular contract, we can redeploy the previously occupied surface acreage for new revenue generating opportunities.

The infrastructure on our land supports the development and production of oil and natural gas, which attracts additional uses of our land near the areas of drilling and production, such as onsite power generation, pipelines and road construction. While these additional activities generate revenue for us, they are not land intensive and allow for other uses of our land. For example, through our subsidiaries, DBR Solar and Pecos Renewables, we are obtaining permits for the construction and operation of two solar facilities with an aggregate of 330-megawatts of capacity on our Southern Position, and we have identified a third location in our Southern Position that we believe will be an attractive location for an additional 120-megawatts of solar capacity. We have also identified and are currently pursuing opportunities to receive surface use payments from crypto currency mining and data centers, non-hazardous oilfield reclamation and solid waste facilities and commercial fueling stations, and we believe that our land would also be attractive for power storage and water treatment facilities as well as other applications.

We have an entrepreneurial management team with a demonstrated history of building businesses and creating value.

Our management team has an average of 18 years of experience in the energy industry, with a proven history of value creation. Notably, our management team has grown WaterBridge into one of the largest water midstream companies in the United States.

Our management team has sought, and continues to seek, opportunities to efficiently commercialize and optimize our land position. Since acquiring our initial surface acreage position in October 2021, our management team has successfully created or identified new sources of revenue with minimal capital investment including:

•	unlocking the value of our checkerboarded surface acreage through the State Line AMI;

•	forming a joint venture between WaterBridge and Devon Energy for the development and utilization of significant additional produced water infrastructure from which we earn royalty payments;

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entering into sand lease agreements with a large, investment-grade E&P company and a customer to construct, at their respective expense, sand mines on our surface acreage which generates sand and source water royalties for us;

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identifying and pursuing development opportunities to earn incremental surface use payments from oil and natural gas and energy transition development activities, including two solar facilities in the process of being permitted; and

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through our relationship with Desert Environmental, coordinating to develop best-in-class integrated non-hazardous oilfield reclamation and solid waste facilities on our land from which we will earn revenue from waste disposal and reclamation and from providing water for landfill operations.

Our Business Strategies

Our principal business objective is maximizing risk-adjusted total return to our shareholders by growing cash flow. We intend to pursue the following business strategies to achieve this objective.

Actively manage our land to grow existing revenue streams and drive new activity while investing minimal capital.

Since we acquired our initial surface and mineral estate in October 2021, we have rapidly grown our contracted revenue base while investing minimal capital, resulting in a substantial increase in cash flow. We achieved this growth by actively managing our land to increase existing revenue streams as well as entering into new business lines. We offer a streamlined contract negotiation process, and we are actively performing initial project development (site identification, system design and permitting) to create a differentiated value proposition for potential customers.

Although we have made considerable progress in increasing our revenue, we believe that our land and resources remain underdeveloped, with significant opportunities for growth within the hydrocarbon and energy transition value chains. We target opportunities that make the most efficient use of our surface acreage, allow the same acre to be used for multiple activities and/or improve the value of surrounding areas, resulting in an interconnected industrial ecosystem. Accordingly, we are in frequent communication with existing and potential customers with respect to creating new, and enhancing existing, revenue streams from our land. We seek to provide a holistic solution and expect to require our customers, when possible, to use our land and resources to meet their needs for produced water handling, source water and sand for well completions, easements and rights of way for roads, utilities, pipelines and other access facilities and waste disposal and reclamation. For example, our sand mine contracts provide us with a per ton royalty on sand and require the operators to purchase from us any water required for their sand operations on our land.

Actively pursue revenue streams beyond the oil and natural gas value chain, which may include the development of energy transition related infrastructure on our land.

Our land provides multiple opportunities for further commercialization, and we comprehensively evaluate each acre to understand its highest value use, which includes the potential to employ the land for use outside of the oil and natural gas industry. Investments in energy transition projects such as hydrogen, solar, carbon capture and sequestration, and regenerative agriculture are growing rapidly. IRA provides incentives that greatly improve the economics of these projects and has accelerated their development. For example, we are in the process of permitting two new solar projects that could take advantage of IRA incentives on our land, with our land serving as a prime location for such projects given the flat and open terrain, high solar irradiance and proximity to transmission infrastructure.

We have identified multiple potential projects and activities in the near-term that will foster a more sustainable future, including water recycling hubs, beneficial re-use for produced water, and solid waste and reclamation facilities. We are actively performing initial solar and power storage developments through site identification, system design and permitting to provide us with the opportunity to generate long-term, fixed-fee revenue streams. We structure our contracts to include remediation requirements, which protect our land and ensure that at the end of the contract life, should we choose to, we are able to employ our land for use outside of its previously contracted function.

Capitalize on our relationship with WaterBridge and Desert Environmental to increase revenue.

We share a financial sponsor and management team with WaterBridge, one of the largest water midstream companies in the United States, and Desert Environmental. WaterBridge has an expansive asset base in the Delaware Basin including over 1,500 miles of pipeline and 127 produced water handling facilities capable of handling over 2.9 million bpd of produced water. Our management team’s insights into basin-wide activity as a result of WaterBridge’s platform provides significant insights into producer needs, key areas of volume growth and long-term trends, which our management team leverages to position us to capture additional development opportunities and revenue streams. Desert Environmental is currently developing two integrated non-hazardous oilfield reclamation and solid waste facilities on our land to service customers in the Delaware Basin, including WaterBridge.

Taking advantage of our Core Position along and near the Texas-New Mexico state border is a key piece of our strategy to grow our business in the Northern Delaware Basin. Across our Core Position, including as a result of its strategic partnership with Devon Energy, WaterBridge has built 350,000 bpd of produced water pipeline and handling capacity and is developing an additional 450,000 bpd of capacity, with an additional 420,000 bpd of permitted capacity available for future development. We believe that the system, which is designed for operational redundancy, customer flow assurance and recycling and redelivery across its entire Delaware Basin footprint, will be a leader among the next generation of water handling facilities including water recycling, enhanced evaporation and desalination facilities, which could potentially provide incremental surface use revenues and royalties to us.

We expect to grow organically alongside WaterBridge and Desert Environmental as they increase operational capacities on our surface acreage. For each incremental barrel of source or produced water handled by WaterBridge on our land, we will earn additional revenue while investing minimal capital. We also receive revenue through Desert Environmental from waste disposal and reclamation and from providing water for landfill operations. Additionally, should we choose to acquire additional surface acreage, we may be able to enhance returns by entering into additional commercial agreements with WaterBridge and/or Desert Environmental when our respective businesses align.

Maintain a conservative balance sheet that provides flexibility to pursue disciplined and opportunistic consolidation while returning capital to shareholders.

We believe that our diverse revenue streams combined with modest operating and capital expenditures provide a robust Free Cash Flow profile for investors. The long-term success of our company will be driven by our ability to effectively allocate Free Cash Flow. We may seek to maximize value to our shareholders by paying dividends, buying back our common shares or pursuing potential value-accretive acquisitions or divestitures of our surface acreage and/or mineral interests. We intend to employ a conservative financial policy and maintain a robust balance sheet that will provide us flexibility to pursue these strategies.

We also believe that fragmented surface ownership in the Permian Basin provides the option to acquire land at attractive valuations and to further commercialize and optimize such land over time. Should we choose to grow our position via acquisitions, we will seek targets that offer returns based on their existing customer base that also have opportunities for us to further enhance returns by growing revenue through continued commercialization and optimization of the surface acreage.

Recent Development—Credit Facility

On July 3, 2023, we entered into a credit facility providing (i) a $100.0 million term loan and (ii) a $50.0 million revolving credit facility (together, our “credit facility”). In connection with entering into our credit facility, we borrowed $100.0 million under the term loan facility and $25.0 million under the revolving credit facility. Net proceeds from these borrowings were used to repay the $49.4 million outstanding under a prior credit facility and make a distribution of $72.9 million to NDB Parent. Our credit facility is secured by a first-priority lien on substantially all of our assets and guaranteed by us and our subsidiaries.

For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Instruments—Credit Facility.”

Corporate Reorganization

LandBridge was formed as a Delaware limited liability company by NDB Parent on September 27, 2023. LandBridge has elected to be treated as a corporation for U.S. federal income tax purposes. LandBridge has not conducted and will not conduct any material business operations prior to the completion of the Corporate Reorganization, other than certain activities related to this offering. DBR Land currently directly or indirectly owns all of the outstanding equity interests of the subsidiaries through which we will operate our business.

Following the Corporate Reorganization, LandBridge will be the sole managing member of OpCo, will be responsible for all operational, management and administrative decisions relating to OpCo’s business and will consolidate financial results of OpCo and its subsidiaries. OpCo will own all of the outstanding membership interests in DBR Land and operate its assets through various subsidiaries.

Immediately prior to the completion of this offering, the following transactions will have occurred, which are collectively referred to in this prospectus as our “Corporate Reorganization”:

•	NDB Parent will cause each of LandBridge and OpCo to amend and restate their respective operating agreements to facilitate this offering;

•

LandBridge will issue      Class A shares in this offering to the public, representing 100% of the economic rights in LandBridge, in exchange for the proceeds of this offering, at a public offering price of $    per Class A share (the midpoint of the price range set forth on the cover page of this prospectus);

•

LandBridge will contribute all of the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional Class A shares) to OpCo in exchange for a number of OpCo Units equal to the number of Class A shares issued in this offering;

•	NDB Parent will receive a number of Class B shares equal to the number of OpCo Units held by it immediately following this offering; and

•	OpCo will use the net proceeds (including any net proceeds from the exercise of the underwriters’ option to purchase additional Class A shares) from this offering as described in “Use of Proceeds.”

To the extent the underwriters’ option to purchase additional Class A shares is exercised in full or in part, LandBridge will contribute the net proceeds therefrom to OpCo in exchange for an additional number of OpCo Units equal to the number of Class A shares issued pursuant to the underwriters’ option. OpCo intends to use such proceeds as described in “Use of Proceeds.”

After giving effect to the Corporate Reorganization and this offering and assuming the underwriters’ option to purchase additional Class A shares is not exercised:

•	NDB Parent will own all of our Class B shares, representing % of our common shares;

•	investors in this offering will own all of our Class A shares, representing % of our common shares;

•	LandBridge will own an approximate % interest in OpCo; and

•	NDB Parent will own an approximate % interest in OpCo.

The diagram under “—Organizational Structure” below depicts a simplified version of our organization and ownership structure after giving effect to this offering and the Corporate Reorganization.

For further details on our agreements with OpCo and its affiliates, please see “Certain Relationships and Related Party Transactions.”

Our Common Shares

Our First Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) will provide for two classes of common shares, Class A shares and Class B shares, representing limited liability company interests in us. Only our Class A shares will have economic rights and entitle holders thereof to participate in any dividends our board of directors may declare. Each holder of a Class A share will be entitled to one vote on all matters to be voted on by our shareholders generally. We intend to apply to list our Class A shares for trading on the NYSE under the symbol “LB.”

Class B shares will not be entitled to participate in any dividends our board of directors may declare but will be entitled to vote on the same basis as the Class A shares. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our Operating Agreement.

We do not intend to list the Class B shares on any stock exchange. All of our Class B shares will initially be owned by NDB Parent. For a description of the rights and privileges of shareholders under our Operating Agreement, including voting rights, please see “Description of Shares” and “Our Operating Agreement.”

Redemption Right

Following this offering, under the OpCo limited liability company agreement (the “OpCo LLC Agreement”), each holder of an OpCo Unit will, subject to certain limitations, have the right (the “Redemption Right”) to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of our Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to conversion rate adjustments for equity splits, dividends and reclassifications and other similar transactions (“applicable conversion rate adjustments”), or (ii) cash in an amount equal to the Cash Election Amount (as defined herein) of such Class A shares. OpCo will determine whether to issue Class A shares or pay cash in an amount equal to the Cash Election Amount in lieu of the issuance of Class A shares based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including the trading price for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of additional common shares) to acquire the OpCo Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, we (instead of OpCo) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered OpCo Unit directly from the redeeming holder of OpCo Units (“OpCo Unitholder”) for, at our election, (x) one Class A share, subject to applicable conversion rate adjustments, or (y) cash in an amount equal to the Cash Election Amount of such Class A shares. As the sole managing member of OpCo, our decision to pay the Cash Election Amount upon an exercise of the Redemption Right or Call Right may be made by a conflicts committee consisting solely of independent directors. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be automatically cancelled.

Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of OpCo Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OpCo, and such adjustments will be allocated to us. These adjustments would not have been available to us absent our acquisition or deemed acquisition of OpCo Units and are expected to reduce the amount of cash tax that we would otherwise be required to pay in the future.

Our Operating Agreement will contain provisions effectively linking each OpCo Unit with one of our Class B shares such that Class B shares cannot be transferred without transferring an equal number of OpCo Units and vice versa.

For additional information, please see “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

Holding Company Structure

Our post-offering organizational structure will allow NDB Parent to retain a direct equity ownership in OpCo, which will be classified as a partnership for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold a direct equity ownership in us in the form of Class A shares, and an indirect ownership interest in OpCo through our ownership of OpCo Units. Although we were formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes.

Pursuant to our Operating Agreement and the OpCo LLC Agreement, our capital structure and the capital structure of OpCo will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the OpCo Units and our Class A shares.

For additional information, please see “—Organizational Structure” and “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

Our Controlling Shareholder

While our relationship with our financial sponsor, Five Point and its affiliates, including NDB Parent and WaterBridge, is a significant strength, it is also a source of potential conflicts. Please see “—Conflicts of Interest” and “Risk Factors.”

Following the completion of this offering, NDB Parent will retain a significant interest in us through its ownership of      Class B shares, representing a     % voting interest in us, and a corresponding number of OpCo Units. NDB Parent and its affiliates, including Five Point and WaterBridge, may purchase Class A shares in the offering.

Conflicts of Interest

One or more of our officers and directors have responsibilities and commitments to entities other than us. For example, we have some of the same directors and officers as Five Point and WaterBridge. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging in business activities of the types conducted by us for their own account.

Although we have established certain policies and procedures designed to mitigate and resolve conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions.

Our Operating Agreement will provide that NDB Parent and its affiliates, including Five Point and WaterBridge, are not restricted from owning assets or prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, NDB Parent and its affiliates, including Five Point and WaterBridge, may compete with us for investment opportunities and may own an interest in entities that compete with us. Our Operating Agreement will also provide that we renounce any interest or expectancy in, or in being offered, an opportunity to participate in, any business opportunity that may be from time to time be presented to them that would otherwise be subject to a corporate opportunity or other analogous doctrine under the DGCL. NDB Parent and its affiliates, including Five Point and WaterBridge, may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. These affiliates may have meaningful access to capital, which may change over time depending upon a variety of factors, including available equity capital and debt financing, market conditions and cash on hand. Five Point has multiple existing and planned funds focused on investing in the industries in which we currently, and may seek to in the future, operate, each with significant current or expected capital commitments.

Our key agreements, including our Operating Agreement and the OpCo LLC Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated at an arm’s-length basis with unaffiliated parties.

Organizational Structure

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional Class A shares is not exercised):

Summary Risk Factors

Risks Related to Our Business and Operations

•

Our revenues are substantially dependent on ongoing oil and natural gas exploration, development and production activity on or around our land. If E&P companies do not maintain drilling, completion and production activities on or around our land, the demand for the use of our land and resources, as well as the royalties we receive from the production of oil and natural gas and related activities on our land, could be reduced, which could have a material adverse effect on our results of operations, cash flows and financial position.

•

The willingness of E&P companies to engage in drilling, completion and production activities on and around our land is substantially influenced by the market prices of oil and natural gas, which are highly volatile. A substantial or extended decline in oil and natural gas prices may adversely affect our results of operations, cash flows and financial position.

•

Because a significant portion of our future revenue growth is expected to be derived from WaterBridge and Desert Environmental, any development that materially and adversely affects their business, operations or financial condition could have a material adverse impact on us.

•	Our reliance on WaterBridge and its personnel to manage and operate our business exposes us to certain risks.

•	Our acreage is located in the Permian Basin, making us vulnerable to risks associated with geographic concentration in a single geographic area.

•

We have a limited operating history, and an investment in our Class A shares is highly speculative. Because we have a limited operating history, it may be difficult to evaluate our ability to successfully implement our business strategy.

•	We may not be successful in pursuing additional commercial opportunities on our land from non-hydrocarbon based energy production and other users.

•

The construction by our customers of new infrastructure on our land is subject to regulatory, construction, supply chain and other risks common in the development and operation of facilities and other infrastructure.

•

Technological advancements in connection with alternatives to hydraulic fracturing could decrease the demand for our brackish water sales and WaterBridge’s produced water transportation and handling operations on our land.

•

Sand operations are subject to operating risks that are often beyond the control of the mine operator. These risks can adversely affect production levels and costs, which could adversely affect sand production from our acreage.

•

The deterioration of the financial condition of our customers could adversely affect our business, and the termination of activities on or around our land by one or more significant customers could materially adversely affect our results of operations, cash flows and financial position.

Risks Related to Environmental and Other Regulations

•

Our results of operations, cash flows and financial position are subject to major trends in our industry, such as decarbonization, and may be adversely affected by future developments that are outside of our control.

•

Legislation or regulatory initiatives intended to address seismic activity could restrict drilling, completion and production activities, as well as WaterBridge’s ability to handle produced water gathered from its customers, which could have a material adverse effect on our results of operations, cash flows and financial position.

•	The results of operations of our customers, as well as producers on or around our land, may be materially impacted by efforts to transition to a lower-carbon economy.

Risks Related to Our Financial Condition

•	We are subject to interest rate risk, which may potentially cause our debt service obligations to increase significantly.

•	We are subject to counter-party credit risk. Nonpayment or nonperformance by our customers could have an adverse effect on our results of operations, cash flows and financial position.

•	Our obligations under our credit facility are secured by a first priority security interest in substantially all of our assets and various guarantees.

Risks Related to this Offering and Our Class A Shares

•

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•	Investors in this offering will experience immediate and substantial dilution of $ per Class A share.

•

If we do not pay regular cash dividends on our Class A shares following this offering, you may not receive a return on investment unless you sell your Class A shares for a price greater than that which you paid for them.

•

NDB Parent has the ability to direct the voting of a majority of our common shares and control certain decisions with respect to our management and business, and its interests may conflict with those of our other shareholders. In addition, under our Shareholder’s Agreement, NDB Parent will have director designation rights as well as certain consent rights with respect to the approval of certain business matters, incurrence of indebtedness and transactions for so long as NDB Parent and its affiliates own at least 40% of our outstanding common shares.

•	NDB Parent and its affiliates, including Five Point and WaterBridge, are not limited in their ability to compete with us, and may benefit from opportunities that might otherwise be available to us.

•

Certain of our directors and officers may have significant duties with, and spend significant time serving, other entities, including entities that may compete with us in seeking acquisitions and business opportunities, and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

•

The U.S. federal income tax treatment of dividends on our Class A shares to a holder will depend upon our tax attributes and the holder’s tax basis in our common shares, which are not necessarily predictable and can change over time, and could cause taxable gain or loss on the sale of our Class A shares to be more or less than expected.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•

provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.235 billion or more in annual revenues;

•

the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30 of such year);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We are also a “smaller reporting company” as defined under the Securities Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our common shares held by non-affiliates is $700 million or more, as measured on the last business day of our second fiscal quarter, and our annual revenues are $100 million or more during the most recently completed fiscal year or our common shares held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter.

Controlled Company Status

Because NDB Parent will initially own    OpCo Units and      Class B shares, representing approximately     % of our combined voting power following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and the NYSE rules. A controlled company is not required to have a majority of independent directors on its board of directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to the Sarbanes-Oxley Act and the rules of the NYSE that require us, subject to certain phase-in periods, to have an audit committee composed entirely of independent directors. Under these rules, we must have an audit committee that has one member that is independent by the date that our Class A shares are first traded on the NYSE (the “listing date”), a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part (the “effective date”) and all members that are independent within one year of the effective date. We expect to have      independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we intend to take all action necessary to comply with the Sarbanes-Oxley Act and the NYSE rules, including by appointing a majority of independent directors to our board of directors and establishing a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 5555 San Felipe Street, Suite 1200, Houston, Texas 77056, and our telephone number at that address is (713) 230-8864. Our website is located at      . We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Issuer	LandBridge Company LLC

Class A shares offered by us	Class A shares (or Class A shares if the underwriters’ option to purchase additional Class A shares is exercised in full).

Option to purchase additional Class A shares	We have granted the underwriters the option to purchase, exercisable within 30 days from the date of this prospectus, up to additional Class A shares from us, at the same terms and conditions set forth above if the underwriters sell more than Class A shares in this offering.

Class A shares to be outstanding immediately after completion of this offering	Class A shares (or Class A shares if the underwriters’ option to purchase additional Class A shares is exercised in full).

Class B shares to be outstanding immediately after completion of this offering

   Class B shares, or one Class B share for each OpCo Unit held by NDB Parent immediately following this offering. Class B shares vote together as a single class with Class A shares, but do not have any economic rights and holders thereof have no right to receive any dividends. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares will be cancelled.

Voting power of Class A shares after giving effect to this offering

   % (or    % if the underwriters’ option to purchase additional Class A shares is exercised in full). The voting power of our Class A shares would be 100% if all outstanding OpCo Units were redeemed (along with the cancellation of a corresponding number of our Class B shares) for newly issued Class A shares on a one-for-one basis.

Voting power of Class B shares after giving effect to this offering

   % (or    % if the underwriters’ option to purchase additional Class A shares is exercised in full). The voting power of our Class B shares would be 0% if all outstanding OpCo Units were redeemed (along with the cancellation of a corresponding number of our Class B shares) for newly issued Class A shares on a one-for-one basis.

Voting rights	Each Class A share entitles its holder to one vote on all matters to be voted on by shareholders generally. Each Class B share entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our Operating Agreement. Please see “Description of Shares” and “Our Operating Agreement.”

In addition, under the Shareholder’s Agreement, NDB Parent will have director designation rights, as well as consent rights with respect to the approval of certain business matters, incurrence of indebtedness and transactions, for so long as NDP Parent and its affiliates, including Five Point and WaterBridge, own at least 40% of our outstanding common shares. As a result, our public shareholders will have no right to elect a majority of the members of our board or approve certain transactions for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, own at least 40% of our outstanding common shares. See “Certain Relationships and Related Party Transactions—Shareholder’s Agreement.”

Use of proceeds	We expect to receive approximately $ million of proceeds from this offering based upon the assumed public offering price of $ per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), net of underwriting discount and estimated offering expenses payable by us. See “Underwriting.”

We intend to contribute all of the net proceeds from this offering to OpCo in exchange for OpCo Units. OpCo intends to use the net proceeds from this offering to repay all outstanding borrowings under our credit facility, to make a distribution to NDB Parent and, to the extent any net proceeds remain, for general company purposes.

If the underwriters exercise their option to purchase additional Class A shares in full, we expect to receive approximately $ million of additional net proceeds based upon the assumed public offering price of $ per Class A share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to contribute all of the net proceeds from any exercise of such option to OpCo in exchange for additional OpCo Units. OpCo intends to use such additional net proceeds for general company purposes. After the application of the net proceeds from this offering, we will own approximately % of outstanding OpCo Units (or approximately % of outstanding OpCo Units if the underwriters’ option to purchase additional Class A shares is exercised in full).

Please see “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We expect to seek to pay dividends on our Class A shares in amounts determined from time to time by our board of directors. Please see “Dividend Policy.”

Redemption Right	Under the OpCo LLC Agreement, each OpCo Unitholder and any permitted transferee thereof (other than us) will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of our Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to applicable conversion rate adjustments or (ii) cash in an amount equal to the Cash Election Amount of such Class A shares. Alternatively, upon the exercise of the Redemption Right, we (instead of OpCo) will have the right, pursuant to the Call Right, to acquire each tendered OpCo Unit directly from the redeeming OpCo Unitholder for, at our election, (x) one Class A share, subject to applicable conversion rate adjustments or (y) cash in an amount equal to the Cash Election Amount of such Class A shares. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be cancelled.

The OpCo LLC Agreement and our Operating Agreement will contain provisions effectively linking each OpCo Unit with one of our Class B shares such that Class B shares cannot be transferred without transferring a corresponding number of OpCo Units and vice versa.

For additional information, please see “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

Listing and trading symbol	We intend to apply to list our Class A shares on the NYSE under the symbol “LB.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A shares.

The information above excludes (i)      Class A shares reserved for issuance under our LTIP (as defined herein), which we intend to adopt in connection with the completion of this offering and (ii) Class A shares reserved for issuance in connection with any exercise of the Redemption Right or the Call Right.

Summary Historical and Pro Forma Financial Data

The following table shows summary historical and pro forma financial data for each of the periods indicated. The summary historical consolidated financial data set forth below as of and for the nine months ended September 30, 2023 and as of and for the year ended December 31, 2022 has been derived from the audited consolidated financial statements of DBR Land, our predecessor, included elsewhere in this prospectus. The unaudited summary historical consolidated financial data set forth below as of and for the nine months ended September 30, 2022 has been derived from the unaudited consolidated financial statements of DBR Land, our predecessor, included elsewhere in this prospectus. The unaudited summary pro forma consolidated financial data set forth below as of and for the nine months ended September 30, 2023 and for the year ended December 31, 2022 has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma historical financial data set forth below is presented as if this offering, the Corporate Reorganization and     had occurred on January 1, 2022, in the case of the statement of operations data, or September 30, 2023, in the case of the balance sheet data. The unaudited pro forma historical financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have existed or the financial results that would have occurred if this offering, the Corporate Reorganization and    had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of our operations in the future. The pro forma adjustments, as described in the notes to the unaudited pro forma consolidated financial statements, are preliminary and based upon currently available information and certain assumptions that our management believes are reasonable. The summary historical consolidated financial data is qualified in its entirety by, and should be read in conjunction with, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in this prospectus and the consolidated financial statements and related notes and other financial information included in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

	Predecessor			Pro Forma
	Nine Months Ended September 30, 2023	Year Ended December 31, 2022	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Year Ended December 31, 2022

	(In thousands)
Statement of Operations Data:
Revenues:
Oil and gas royalties	$	$18,286	$	$	$
Resource sales		14,869
Easements and other surface-related revenues		9,744
Surface use royalties		7,672
Resource royalties		1,206

Total revenues		51,777
Resource sales-related expense		3,840
Other operating and maintenance expense		2,648
General and administrative expense		33,730
Depreciation, depletion, amortization and accretion		6,720

Operating income		4,839
Interest expense, net		3,108
Other income		(143)

Income from operations before taxes		1,874

Income tax expense		164
Net income	$	$1,710	$	$	$

	Predecessor					Pro Forma
	Nine Months Ended September 30, 2023		Year Ended December 31, 2022	Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Year Ended December 31, 2022

	(In thousands)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$		$20,543	$		$		$
Investing activities			$(8,959)
Financing activities			$513
Operating cash flow margin(1)			40%

Supplementary Financial Data:
Adjusted EBITDA(1)	$		$41,212	$		$		$

Free cash flow(1)	$		$17,252	$		$		$

Free cash flow margin(1)		%	33%		%		%		%

Selected Balance Sheet Data (at end of period):
Cash and cash equivalents and restricted cash	$		$25,351	$		$		$
Total assets	$		$275,802	$		$		$
Long-term debt	$		$45,917	$		$		$
Total liabilities	$		$66,061	$		$		$
Member’s equity	$		$209,741	$		$		$

(1)

Adjusted EBITDA, Free Cash Flow and Free Cash Flow margin are Non-GAAP financial measures. See “—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” below for more information and reconciliations to the most comparable GAAP measures.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term to generate sufficient cash to return capital to equity holders or service indebtedness. We define Adjusted EBITDA as net income (loss) before interest; taxes; depreciation, amortization, depletion and accretion; share-based compensation; non-recurring transaction-related expenses and other non-cash or non-recurring expenses.

Management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period, and against our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired.

The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated.

	Predecessor			Pro Forma
	Nine Months Ended September 30, 2023	Year Ended December 31, 2022	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Year Ended December 31, 2022

	(In thousands)
Net income	$	$1,710	$	$	$
Adjustments:
Depreciation, depletion, amortization and accretion		6,720
Interest expense, net		3,108
Income tax expense		164

EBITDA		11,702
Adjustments:
Share-based compensation(1)		28,289
Transaction-related expenses(2)		1,175
Other(3)		46

Adjusted EBITDA	$	$41,212	$	$	$

(1)

Share-based compensation represents the non-cash charge for the periodic fair market value changes associated with liability award for which the cumulative vested amount is recognized ratably over the vesting period. Incentive units are issued to certain members of management by NDB Parent and changes to the incentive units’ fair market values are driven by changes in period end valuations of LandBridge and other NDB Parent subsidiaries, the issuance of new incentive units at NDB Parent, and vesting of previously issued incentive units. This expense is a non-cash charge for LandBridge and represents a liability at NDB Parent that impacts NDB Parent’s equity ownership. It not a liability of LandBridge nor potentially dilutive to LandBridge equity owners. The allocation of expense included in the consolidated results of LandBridge is recognized as a deemed non-cash contribution to member’s equity of Opco.

(2)	Transaction-related expenses consists of non-recurring costs associated with both completed and attempted acquisitions.
(3)	Other consists primarily of other non-cash or non-recurring items.

Free Cash Flow and Free Cash Flow Margin

Free Cash Flow and Free Cash Flow Margin are used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess our ability to repay our indebtedness, return capital to our shareholders and fund potential acquisitions without access to external sources of financing for such purposes. We define free cash flow as cash flow from operating activities less investment in capital expenditures. We define Free Cash Flow Margin as Free Cash Flow divided by total revenues.

Management believes Free Cash Flow and Free Cash Flow Margin are useful because they allow for an effective evaluation of both our operating and financial performance, as well as the capital intensity of our business, and subsequently the ability of our operations to generate cash flow that is available to distribute to our shareholders, reduce leverage or support acquisition activities.

The following table sets forth a reconciliation of cash flows from operating activities as determined in accordance with GAAP to free cash flow and free cash flow margin, respectively, for the periods indicated.

	Predecessor					Pro Forma
	Nine Months Ended September 30, 2023		Year Ended December 31, 2022	Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Year Ended December 31, 2022

	(In thousands, except percentages)
Net cash provided by operating activities	$		$20,543	$		$		$
Net cash used in investing activities			(8,959)

Cash provided by operating and investing activities			11,584
Adjustments:
Acquisitions			5,668

Free cash flow	$		$17,252	$		$		$

Operating cash flow margin(1)		%	40%		%		%		%

Free cash flow margin		%	33%		%		%		%

(1)	Operating Cash Flow Margin is calculated by taking the net cash provided by operating activities and dividing by total revenue.

RISK FACTORS

Investing in our Class A shares involves a significant degree of risk. The risks described below as well as all other information in this prospectus, including our historical and pro forma financial statements and the notes thereto and the matters addressed under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements,” should be considered carefully before deciding to invest in our Class A shares. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. The occurrence of any of the following risks or additional risks and uncertainties that are currently deemed immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows and prospects. In such an event, the trading price of our Class A shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Operations

Our revenues are substantially dependent on ongoing oil and natural gas exploration, development and production activity on or around our land. If E&P companies do not maintain drilling, completion and production activities on or around our land, the demand for the use of our land and resources, as well as the royalties we receive from the production of oil and natural gas and related activities on our land, could be reduced, which could have a material adverse effect on our results of operations, cash flows and financial position.

We are not an E&P company, and we have no control over the oil and natural gas development activity on or around our land. The willingness and ability of E&P companies to continue development activities on and around our land is dependent on a variety of factors that are outside of their and our control, including:

•	the demand for and supply of oil and natural gas;

•	the capital costs required for drilling, completion and production activities, which could be significantly more than anticipated;

•	the ability to access, and cost of, capital;

•	prevailing oil and natural gas prices;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

•	the producers’ expected return on investment in wells drilled on or around our land as compared to opportunities in other areas; and

•	regulatory developments.

The SUAs we enter into and the sand, brackish water and other resources that we or our customers sell are substantially dependent on drilling, completion and production activities by E&P companies on or around our acreage. Similarly, the services WaterBridge and Desert Environmental provide from which we earn royalties and fees are substantially dependent on those same activities. If E&P companies do not maintain such activities on or around our land, their demand for the use of our land and resources and WaterBridge’s and Desert Environmental’s services will decline, negatively impacting our results of operations, cash flows and financial position.

Demand for the use of our land and resources, as well as the services provided by WaterBridge and Desert Environmental, depends substantially on capital spending by producers to construct and maintain infrastructure on and around our acreage and explore for, develop and produce oil and natural gas in the area. These expenditures are generally dependent on such producers’ overall financial position, capital allocation priorities and ability to access capital, and their views of future demand for, and prices of, oil and natural gas. Volatility in oil or natural gas prices (or the perception that oil or natural gas prices will decrease) affects such producers’ capital expenditures and willingness to pursue development activities. This, in turn, could lead to lower demand for the use of our land and resources or WaterBridge’s and Desert Environmental’s services, delays in payment of, or nonpayment of, amounts that are owed to us and cause lower rates and lower utilization of our land. In addition, we own oil and gas royalty interests that generate revenue based on oil and natural gas prices and production. As a result, a significant decrease in the price of oil and natural gas or decrease in levels of production of oil and natural gas on and around our land could adversely affect our results of operations, cash flows and financial position. For additional information, please see “—The willingness of E&P companies to engage in drilling, completion and production activities on and around our land is substantially influenced by the market prices of oil and natural gas, which are highly volatile. A substantial or extended decline in oil and natural gas prices may adversely affect our results of operations, cash flows and financial position.”

For the year ended December 31, 2022, we received revenue from approximately 200 customers, but our top ten customers represent approximately 70% of our total revenues. These producers make all decisions as to investments in, and production from, their wells, and our revenues are dependent upon decisions made by such producers, among other factors. For example, we cannot control whether a producer chooses to develop a property or the success of drilling and development activities, which depend on a number of factors under the control of such producer. There can be no assurance that such producers will take actions or make decisions that will be beneficial to us, which could result in adverse effects on our results of operations, cash flows and financial position.

The willingness of E&P companies to engage in drilling, completion and production activities on and around our land is substantially influenced by the market prices of oil and natural gas, which are highly volatile. A substantial or extended decline in oil and natural gas prices may adversely affect our results of operations, cash flows and financial position.

Market prices for oil and natural gas are volatile and a decrease in prices could reduce drilling, completion and production activities by producers on or around our land, resulting in a reduction in the use of our land and resources and WaterBridge’s and Desert Environmental’s services, as well as the amount of revenues we receive from the production of oil and natural gas. The market prices for oil and natural gas are subject to U.S. and global macroeconomic and geopolitical conditions, among other things, and, historically, have been subject to significant price fluctuations and may continue to change in the future. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control and the control of producers on or around our land, such as:

•	general market conditions, including macroeconomic trends, inflation, rising interest rates and associated policies of the Federal Reserve;

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and quantity of foreign imports and U.S. exports of oil and natural gas;

•	market expectations about future prices of oil and natural gas;

•	oil and natural gas drilling, completion and production activities and the cost of such activities;

•	political and economic conditions and events in foreign oil and natural gas producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America, China and Russia, and acts of terrorism or sabotage;

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the ability of and actions taken by members of the Organization of Petroleum Exporting Countries (“OPEC”), Russia and other allied producing countries (together with OPEC, “OPEC+”) and other oil-producing nations in connection with their arrangements to maintain oil prices and production controls;

•	the impact on worldwide economic activity of an epidemic, outbreak or other public health events;

•	the level of consumer product demand and efforts to accelerate the transition to a low-carbon economy;

•	weather conditions, such as winter storms, earthquakes and flooding, and other natural disasters;

•	the level of U.S. domestic oil and natural gas production;

•	U.S. and non-U.S. governmental regulations and energy policy, including environmental initiatives and taxation;

•	changes in global and domestic political and economic conditions, both generally and in the specific markets in which we operate;

•	the effects of litigation;

•	physical, electronic and cybersecurity breaches;

•	shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas to minimize emissions of carbon dioxide, a GHG;

•	the proximity, cost, availability and capacity of oil and natural gas pipelines and other transportation infrastructure;

•	technological advances affecting energy consumption, energy storage and energy supply;

•	the price and availability of alternative fuels; and

•	the impact of energy conservation efforts.

These factors have at times resulted in, and may in the future result in, a reduction in global economic activity and volatility in the global financial markets and make it extremely difficult to predict future oil and natural gas price movements with certainty. A sustained decline in oil and natural gas prices may reduce the amount of oil and natural gas that can be produced economically by producers on or around our land, which may reduce such producers’ willingness to develop such land and use our land and resources and WaterBridge’s and Desert Environmental’s services. Producers on or around our land could also determine during periods of low oil and natural gas prices to shut-in or curtail production from wells on such land, or plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices. The scale and duration of the impact of these factors cannot be predicted but could lead to an increase in our customers’ operating costs or a decrease in our or our customers’ revenues, and any substantial decline in the price of oil and natural gas or prolonged period of low oil and natural gas prices may materially adversely affect our results of operations, cash flows and financial position.

Because a significant portion of our future revenue growth is expected to be derived from WaterBridge and Desert Environmental, any development that materially and adversely affects their business, operations or financial condition could have a material adverse impact on us.

WaterBridge and Desert Environmental are among of our most significant customers and are expected to play an increasingly important role in our financial performance over the long term. Accordingly, we are indirectly subject to the business risks faced by WaterBridge and Desert Environmental. Because a significant portion of our revenues is derived from WaterBridge and Desert Environmental, any development that materially and adversely affects WaterBridge’s or Desert Environmental’s business, operations or financial condition could have a material adverse impact on us.

In addition, WaterBridge does not own all of the land on which its infrastructure is located and certain portions of such infrastructure located outside of our land are subject to leases, rights-of-way and easements with third parties. Such infrastructure is necessary to deliver produced water volumes to facilities on our land and if WaterBridge were to lose these rights or be required to relocate its infrastructure, our business could be materially and adversely affected as a result of produced water delivery interruptions. If WaterBridge is unable to enter into favorable contracts or to obtain the necessary regulatory and land use approvals on favorable terms, it may not be able to construct and operate its assets as anticipated, or at all, which could negatively affect our results of operations, cash flows and financial position.

Our reliance on WaterBridge and its personnel to manage and operate our business exposes us to certain risks.

Pursuant to the Shared Services Agreement (as defined herein), WaterBridge provides general and administrative services, as well as limited operational and maintenance services to us, together with five dedicated employees providing field services and two dedicated employees providing corporate services. Our success depends on the efforts, experience, diligence, skill and network of business contacts of such personnel and the quality of services that WaterBridge offers. However, the allocation of such resources is generally within WaterBridge’s discretion. We can offer no assurance that WaterBridge will continue to provide services to us or that we will continue to have access to WaterBridge’s personnel. If the Shared Services Agreement is terminated and no suitable replacement is found to provide management and operating services for our land, we may not be able to execute our business plan, and our results of operations, cash flows and financial position may be materially and adversely affected.

We rely on a small number of key individuals, certain of whom have responsibilities with affiliated entities, whose absence or loss could adversely affect our business, and difficulty attracting and retaining experienced personnel could reduce our competitiveness and prospects for future success.

The successful operation and growth of our business depends to a large extent on a small number of individuals to whom many key responsibilities within our business have been assigned. Such individuals hold positions with our affiliates, including Five Point, WaterBridge and Desert Environmental, and dedicate a portion of their time and resources to the activities of such affiliates, and there can be no assurance as to the future allocation of time and resources between our business, on the one hand, and our affiliates in which our employees and management team hold an interest, on the other hand. We rely on our key personnel for their knowledge of the energy industry, relationships within the industry and experience in operating a business in the Permian Basin. The loss of the services of one or more of these key employees, and the inability to recruit or retain additional key personnel, could have an adverse effect on our business. Further, we do not have currently a succession plan for the replacement of, and do not maintain “key-person” life insurance policies on, such key personnel.

In addition, our business and the success thereof is also dependent, in part, on our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated due to competition within the broader energy industry. Other companies may be able to offer better compensation and benefits packages to attract and retain such personnel. If we cannot retain our experienced personnel or attract additional experienced personnel, our ability to compete in our industry could be harmed, which could materially adversely affect our results of operations, cash flows and financial position.

Our acreage is located in the Permian Basin, making us vulnerable to risks associated with geographic concentration in a single geographic area.

Our acreage is located in the Delaware sub-basin of the Permian Basin in Texas and New Mexico making us vulnerable to risks associated with geographic concentration in that basin. In particular, we and our customers may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from oil and natural gas wells in this area, availability of equipment, facilities, personnel or services, market limitations, governmental regulation and political activities, processing or transportation capacity constraints, natural disasters, adverse weather conditions, water shortages or other drought related conditions or interruption of the processing or transportation of oil and natural gas. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and natural gas producing areas such as the Delaware Basin, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions.

Additionally, our brackish water sales and sand royalties may be adversely affected by risks associated with our geographic concentration, including the presence of a limited number of potential customers on or near our land, competition with adjacent landowners to provide an attractive development site for such resources, particularly if such landowners are closer to the location of oil and natural gas development activity, and legislation or regulatory initiatives limiting the utilization of brackish water and sand in the Delaware Basin.

We have a limited operating history, and an investment in our Class A shares is highly speculative. Because we have a limited operating history, it may be difficult to evaluate our ability to successfully implement our business strategy.

Our predecessor for accounting purposes, DBR Land, was formed in September 2021, and, accordingly, we have a limited operating history and track record. As a result, our prior operating history and historical financial statements may not be a reliable basis for evaluating our business prospects or the future value of our Class A shares and may make it difficult to assess our ability to operate profitably. Our future results will be dependent on, among other things, a number of factors and trends discussed in the “Business” section and elsewhere in this prospectus and the risks discussed elsewhere in this “Risk Factors” section, as well as our ability to execute our business model. Our business model may not be successful, and if unsuccessful, we may be unable to modify it in a timely and successful manner.

Because of our limited operating history, our business model and the attractiveness of our acreage to our customers, as well as the performance of any other future assets, are not yet proven. As a result, it may be difficult to evaluate our business and results of operations to date and to assess our future prospects.

In addition, we may encounter risks and difficulties experienced by companies whose performance is dependent upon newly acquired assets, such as failing to integrate, or realizing the expected benefits of, such assets. As a result of the foregoing, we may be less successful in achieving a consistent revenue base capable of generating cash flows from operations compared with a company that has a longer operating history. In addition, we may be less equipped to identify and address risks and hazards in the conduct of our business than those companies that have longer operating histories.

We may experience difficulty in achieving and managing future growth.

Future growth may place strains on our resources, possibly negatively affecting our results of operations, cash flows and financial position. Our ability to grow will depend on a number of factors, including:

•	investment by our customers in infrastructure on or around our land;

•	the amount of brackish water use and associated prices for such brackish water;

•	the results of drilling operations on or proximate to our land;

•	future and existing limitations imposed by law or environmental regulations;

•	oil and natural prices;

•	our ability to develop existing and future projects, including sand mines and solar projects;

•	our ability to identify and acquire additional acreage;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with customers; and

•	our access to and cost of capital in the event we pursue future acquisitions.

We may also be unable to make attractive acquisitions, which could inhibit our ability to grow, or we could experience difficulty commercializing any acquired acreage. It may be difficult to identify attractive acquisition opportunities and, even if such opportunities are identified, our existing and/or future debt agreements contain, or may contain, limitations on our ability to enter into certain transactions, which could limit our future growth.

We may not be successful in pursuing additional commercial opportunities on our land from non-hydrocarbon based energy production and other users.

One of our strategies is to expand the use of our land by customers not engaged in hydrocarbon-based energy development. We may not be able to correctly identify such commercial opportunities or may be unsuccessful in attracting industry participants to develop projects on our land. The rapidly evolving and competitive nature of many of the industries we are targeting for such development makes it difficult to evaluate the future prospects of these projects. In addition, we have limited insight into emerging trends that may adversely affect the development of such projects on our land or otherwise, and the developers of these projects, if they were to materialize, would encounter the risks and difficulties frequently experienced by growing companies and project developers in rapidly changing industries, including, unpredictable and volatile revenues, increased expenses, an uncertain regulatory environment, novel litigation and corresponding outcomes and changes in business conditions. The viability of this business strategy and the resulting demand for the use of our land and its resources by such project developers will be affected by many factors outside of our control and may not be successful.

The construction by our customers of new infrastructure on our land is subject to regulatory, construction, supply chain and other risks common in the development and operation of facilities and other infrastructure.

We intend to grow our business through revenues from SUAs or other contracts pursuant to which our customers develop infrastructure on our land. These infrastructure projects involve numerous regulatory, environmental, political and legal uncertainties, including political opposition by environmental groups, local groups and other advocates. Such opposition can take many forms, including the delay or denial of required governmental permits, organized protests, attempts to block or sabotage our customers’ operations, intervention in regulatory or administrative proceedings related to our customers’ permitting efforts or otherwise involving their assets, or lawsuits or other actions designed to prevent, disrupt or delay the operation of our customers’ assets or their business. There can be no assurance that such infrastructure will be developed at all or that our customers will complete these projects on schedule or at an economical cost, and we may not realize the anticipated benefits of such projects.

Our customers may also encounter technical difficulties during the construction of such infrastructure leading to a reduction in capacity or a shorter useful life. Moreover, our customers may undertake expansion projects to capture anticipated future growth that does not materialize or for which they are unable to acquire new customers. As a result, the new facilities and infrastructure developed by our customers on our acreage may not be able to attract enough demand to achieve their expected investment return, which could materially adversely affect our results of operations, cash flows and financial position.

In addition, acts of sabotage or eco-terrorism could cause significant damage or injury to people, property or the environment or lead to extended interruptions of operations. Moreover, governmental authorities exercise considerable discretion in the timing and scope of permit issuance and the public may engage in the permitting process, including through intervention in the courts. Negative public perception could cause the permits our customers require to conduct their operations to be withheld, delayed or burdened by requirements that restrict our customers’ ability to profitably conduct their business. Any such event that delays or otherwise interrupts the revenues generated by our customers’ operations, or which causes them to make significant expenditures not covered by insurance, could adversely affect their payments to us in respect of use of existing infrastructure as well as future development of infrastructure on our land.

Technological advancements in connection with alternatives to hydraulic fracturing could decrease the demand for our brackish water sales and WaterBridge’s produced water transportation and handling operations on our land.

Wide-scale development of techniques to recycle produced water for use in completion activities or otherwise could adversely affect the amount of produced water transported to and handled on our land, which could materially adversely affect our results of operations, cash flows and financial position. Some E&P companies are focusing on developing and utilizing non-water fracturing techniques, including those utilizing propane, carbon dioxide or nitrogen instead of water. If producers in the Permian Basin begin to shift their fracturing techniques to waterless fracturing in the development of their wells, our brackish water sales could be materially and negatively impacted.

Inadequate brackish water supplies could have a material adverse effect upon our revenues.

One of our significant sources of revenue is the sale of brackish water for use in oil and natural gas drilling, completion operations. Our ability to meet the existing and future demand for brackish water depends on an adequate supply of such brackish water from our acreage. Additionally, regulatory restrictions on the use of brackish water and the development of brackish water wells, lack of available water rights, drought, overuse of sources of water, protection of threatened species or habitats or other factors may limit the availability of brackish water. No assurance can be given that we will be able to produce enough brackish water to fully satisfy future customer demand.

If we are unable to produce adequate brackish water supplies, our results of operations, cash flows, and financial position may be adversely affected by, among other things, the following:

•	a reduction in the amount of brackish water we sell and reduced revenues therefrom;

•	an increase in operating costs; and

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an increase in capital expenditures associated with building pipelines to connect to alternative sources of brackish water supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of customers, and reservoirs and other facilities to conserve or reclaim water.

We may or may not be able to recover increased operating and capital costs as a result of water shortages on a timely basis, or at all.

Sand operations are subject to operating risks that are often beyond the control of the mine operator. These risks can adversely affect production levels and costs, which could adversely affect sand production from our acreage.

We do not operate the sand mines on our land, but our customers that conduct such operations are subject to risks normally encountered in the mining industry generally and the sand mining industry in particular. These risks include:

•	changes in the price and availability of transportation, natural gas or electricity;

•	unanticipated ground, grade or water conditions;

•	unusual or unexpected geological formations or pressures;

•	pit wall failures or surface rock falls;

•	inclement or hazardous weather conditions, as well as any effects of climate change;

•	environmental hazards and industrial accidents;

•	changes in applicable laws and regulations (or the interpretation thereof);

•	inability to maintain necessary permits or mining or water rights;

•	restrictions on blasting operations;

•	inability to obtain necessary mining or production equipment or replacement parts;

•	fires, explosions or industrial accidents or other accidents;

•	technical difficulties or key equipment failures;

•	labor disputes;

•	late delivery of supplies; and

•	facility shutdowns in response to environmental regulatory actions.

Any of these risks could result in damage to current and future mining properties or production facilities on our land, personal injury, environmental damage, delays in mining or processing, losses or possible legal liability. Any prolonged downtime or shutdowns at any of the mining properties or production facilities on our acreage could have a material adverse effect on our results of operations, cash flows and financial position.

In addition, transportation and related logistics costs are a significant component of the total delivered cost of sand for oil and natural gas operations. As a result, the cost of transporting sand to the well site is a key factor in our customers’ purchasing decisions. The development of additional in-basin sand mines that are closer to areas of drilling activity could reduce demand for sand produced from our acreage. For example, a number of companies have announced plans to develop or acquire, are currently developing or expanding, or have recently acquired or completed sand mine projects in the Delaware Basin that may be closer to ongoing development activity. Any such reduction in demand for sand from our land could materially affect our results of operations, cash flows and financial position.

Interruption of our customers’ supply chains could negatively impact our business and operations as well as reduce our revenues.

Any material interruption in our customers’ supply chains, such as a material interruption of the resources required to drill and complete oil and natural gas wells, to construct produced water pipelines on our land and otherwise construct infrastructure and extract resources from our land, such as those resulting from interruptions in service by the third-party providers or common carriers that ship goods within our customers’ distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, social or labor unrest, natural disasters, epidemics or pandemics or political disputes and military conflicts that cause a material disruption in our customers’ supply chains, could have a negative impact on our business and our profitability. In the event of disruptions in our customers’ supply chains, the labor and materials they rely on in the ordinary course of business may not be available at reasonable rates or at all.

Any such supply disruption could adversely affect activity levels on or around our land or significantly delay construction and development on our land, which could materially adversely affect our results of operations, cash flows and financial position.

Operational disruptions on or around our land from weather, natural disasters, terrorism or other similar causes could impact our results of operations, cash flows and financial position.

A natural disaster (such as an earthquake, tornado, fire or flood) or an act of terrorism could damage or destroy our customers’ infrastructure on or around our land or result in a disruption of operations on or around our land.

Additionally, our land is located in the Permian Basin, which may be adversely affected by earthquakes and adverse weather conditions. During periods of heavy rain or extreme weather conditions such as tornados or after other disruptive events such as earthquakes or wildfires, we or our customers may be unable to access our land and our customers’ infrastructure may be damaged. Such disruptions could materially adversely affect our results of operations, cash flows and financial position.

Global incidents, such as the COVID-19 pandemic, could have a similar effect of disrupting our or our customers’ businesses to the extent they reach and impact the service areas on or around our land, the availability of supplies our customers need, the customers we or our customers serve, or the employees who operate our or our customers’ businesses.

Any such destruction of or damage to infrastructure or interruptions of operations could materially adversely affect our results of operations, cash flows and financial position.

We or our customers may be unable to obtain and renew permits necessary for operations, which could materially adversely affect our results of operations, cash flows and financial position.

Our or our customers’ ability to conduct operations are subject to a variety of required permits from various governmental authorities, which may limit such operations, including those associated with oil and natural gas drilling, completion and production activities, disposal or transport of produced water and other hazardous materials or wastes or oilfield wastes, construction, stormwater, water use, air emissions, mining, and other activities that may be conducted in association with operations on our acreage. The public often has the right to comment on permit applications and otherwise participate in the permitting process, including through court intervention. Accordingly, permits required to conduct our or our customers’ operations may not be issued, maintained, or renewed, may not be issued or renewed in a timely fashion, or may involve requirements that restrict our or our customers’ ability to economically conduct operations. Limitations on our or our customers’ ability to conduct operations due to the inability to obtain or renew necessary permits or similar approvals could materially adversely affect our results of operations, cash flows and financial position.

The deterioration of the financial condition of our customers could adversely affect our business, and the termination of activities on or around our land by one or more significant customers could materially adversely affect our results of operations, cash flows and financial position.

For the year ended December 31, 2022, revenues from Chevron and ConocoPhillips, each individually comprised more than 10% of our total revenues and collectively represented approximately 24% of our total revenues, and Ace Fluid Solutions and Mewbourne Oil individually each comprised approximately 35% and 12% of accounts receivable and collectively represented approximately 47% of our outstanding accounts receivables at such year end. No other customer accounted for more than 10% of our total revenues or outstanding accounts receivables. We expect to continue to depend on key customers to support our revenues for the foreseeable future, and although each of Chevron, ConocoPhillips, and Ace Fluid Solutions and Mewbourne Oil operates on our land under long-term contracts, each of Chevron, ConocoPhillips, Ace Fluid Solutions and Mewbourne Oil has the right to cease operations on our acreage at their sole discretion under certain circumstances, and the loss of revenue derived from Chevron’s, ConocoPhillips’, Ace Fluid Solutions’ or Mewbourne Oil’s operations on our land could adversely affect our results of operations, cash flows and financial position. During times when the oil and natural gas markets weaken, our customers are more likely to experience financial difficulties, including generating less cash flow due to lower oil and natural gas prices and being unable to access or receive favorable terms in connection with debt or equity financing, which could result in a reduction in our customers’ activities on or around our land. We cannot assure you that any of our customers will continue to do business with us. If these customers do not maintain their activities on or around our land, their demand for use of our land and resources will be reduced. The loss of revenue from key customers, failure to renew contracts upon expiration, or a sustained decrease in demand by key customers could result in a substantial loss of revenues and could materially adversely affect our results of operations, cash flows and financial position.

Future land acquisitions would expose us to risks associated with acquisitions and the commercialization of additional acreage.

We may pursue opportunistic future land acquisitions that we expect to complement or expand our current land position. We may not be able to identify attractive acquisition opportunities, and even if we do so, we may not be able to complete the acquisition on commercially acceptable terms, or at all. No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms, or at all, or successfully acquire such identified acreage.

The process of integrating acquired acreage may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. Our failure to realize the anticipated benefits of our acquisitions could have a material and adverse effect on our results of operations, cash flows and financial position. The successful acquisition and integration of acreage requires an assessment of several factors, including:

•	the availability of brackish water services and the suitability of the land for produced water handling;

•	proximity to recoverable oil and natural gas reserves and the level of drilling, completion and production operations of the target acreage;

•	presence of minable sand;

•	future oil and natural gas prices and their applicable differentials;

•	potential environmental and other liabilities;

•	any restrictive covenants or other use restrictions that would prohibit or restrict the ability to engage in certain activities on the target land; and

•	regulatory, permitting and other similar matters.

The accuracy of these assessments is inherently uncertain. Although we will perform a review of the subject acreage that we believe to be generally consistent with industry practices, the accuracy of these assessments is inherently uncertain and may not reveal all existing or potential problems or fully assess their deficiencies and capabilities. Inspections may not always be performed on the totality of such acreage, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems.

We may experience delays in the payment of royalties and fees and be unable to replace customers or producers that do not make required payments to us, and we may not be able to terminate our agreements with defaulting customers that declare bankruptcy.

We may experience delays in receiving royalty, fee and other payments from our customers or producers. A failure on the part of a producer to make royalty payments typically gives us the right to terminate the lease agreement, repossess the property and enforce payment obligations under the agreement. If we repossessed any of our mineral interests, we would seek a replacement producer. However, we might not be able to find a replacement producer and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, with respect to a customer or producer that is subject to a proceeding under Title 11 of the United States Code (the “Bankruptcy Code”), our right to enforce or terminate the agreement for any defaults, including non-payment, may be substantially delayed or otherwise impaired. In general, in a proceeding under the Bankruptcy Code, the bankrupt customer or producer would have a substantial period of time to decide whether to ultimately reject or assume our agreement, which could prevent the execution of a new agreement or the assignment of the existing agreement to another customer or producer. In the event that the customer or producer rejected the agreement, our ability to collect amounts owed would be substantially delayed, and our ultimate recovery may be only a fraction of the amount owed or nothing. In addition, if we are able to enter into a new agreement with a new customer or producer, the replacement customer or producer may not achieve the same levels of activity on or around our land at the same price as the customer or producer it replaced.

Declining general economic, business or industry conditions and inflation may have a material adverse effect on our results of operations, cash flows and financial position.

Concerns over global economic conditions, global health threats, supply chain disruptions, increased demand, labor shortages associated with a fully employed U.S. labor force, geopolitical issues, inflation, the availability and cost of credit and the United States financial markets and other factors have contributed to increased economic uncertainty. Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021, with a moderate decline during the second half of 2022. Annual inflation for the year ended December 31, 2022 was 6.5%. Though we incorporate inflation escalators in most of our long-term customer contracts, and the inflation rate has declined recently relative to recent highs, inflation may outpace the revenue adjustments provided by those provisions. Our customers may also experience supply chain constraints and inflationary pressure on their cost structures, which could impact the revenues we receive from them. Our customers also may face shortages of equipment, raw materials, supplies, commodities, labor and oilfield services, which may prevent them from executing their development plans on or around our land. These supply chain constraints and inflationary pressures may continue to adversely impact our customers’ operating costs and, if they are unable to manage their supply chain, it may impact their ability to procure materials and equipment in a timely and cost-effective manner, if at all, which could materially and adversely affect the revenues received in respect of our customers’ operations on or around our land.

In addition, continued hostilities related to the Russian invasion of Ukraine and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the global economy. These and other factors, such as declining business and consumer confidence, may contribute to an economic slowdown and a recession. Recent concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for oil and natural gas products could diminish, which could impact operations on or around our land, affect the ability of our customers to continue operations and ultimately adversely impact our results of operations, cash flows and financial position.

We may be subject to claims for personal injury and property damage, or for catastrophic events, which could materially and adversely affect our results of operations, cash flows and financial position.

Our customers will be subject to all of the hazards and operating risks associated with their operations, which include oil and natural gas drilling, completion and production activities, sand mining, production and distribution of brackish water, water handling, waste disposal, construction and operation of non-hazardous oilfield reclamation and solid waste facilities, fuel stations, battery and/or solar facilities, and any other operations that may occur on our acreage. These hazards may include the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of crude oil, natural gas, NGLs and produced water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as crude oil and NGL spills, natural gas leaks and ruptures or discharges of toxic gases, release of hazardous materials into the environment, and worker health and safety issues. The occurrence of any of these events could result in substantial losses to our customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations.

In addition, litigation arising from operations on our acreage may cause us to be named as a defendant in lawsuits asserting potentially large claims, including claims for defense, indemnity, and exemplary damages. We generally seek indemnity from our customers for liabilities arising from their operations on our land, and we maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such indemnity and insurance may not be adequate to cover our liabilities, and we are not fully protected or insured against all risks.

Subject to certain exceptions, our customers assume responsibility for, including control and removal of, all other pollution or contamination that may result from their operations on our acreage. We may have liability in such cases if we are grossly negligent or commit willful acts, or as owners of the land under laws that impose strict liability for pollution clean-up, such as CERCLA (as defined herein). Our customers generally agree to indemnify and defend us against claims relating to damage or loss of a well, reservoir, geological formation, underground strata, or water resources, or the loss of oil, natural gas, mineral, or water, but sometimes such indemnity and defense is subject to exceptions for claims for gross negligence or willful misconduct. Our customers also generally assume responsibility for claims arising from their employees’ personal injury or death, or the damage or loss of their property, to the extent that their employees are injured or their properties are damaged by operations on our acreage, but sometimes such indemnity and defense is subject to exceptions for claims resulting from our gross negligence or willful misconduct. However, we might not succeed in enforcing such contractual risk allocation or might incur an unforeseen liability falling outside the scope of such risk allocation.

The occurrence of any of these events could result in interruption of our customers’ operations or substantial losses to us or our customers, which could materially and adversely affect our results of operations, cash flows and financial position.

Our insurance coverage may not fully cover our losses, and we may in the future encounter increased costs related to, and lack of availability of, insurance.

While we maintain insurance coverage at levels that we believe to be reasonable and prudent, we can provide no assurance that our current levels of insurance will be sufficient to cover any losses that we have incurred or may incur in the future, whether due to deductibles, coverage challenges or other limitations. Additionally, we may not be able to maintain adequate insurance in the future at rates or on other terms we consider commercially reasonable. Additionally, insurance will not cover many types of interruptions or events that might occur and will not cover all risks associated with our business. In addition, the proceeds of any such insurance may not be paid in a timely manner and may be insufficient if such an event were to occur. The occurrence of a significant event, the consequences of which are either not covered by insurance or not fully insured, or a significant delay in, or denial of, the payment of a major insurance claim, could materially adversely affect our results of operations, cash flows and financial position.

Cyber incidents or attacks targeting systems and infrastructure used by the oil and natural gas industry may adversely impact our operations, and a cyber incident or systems failure could result in information theft, data corruption and operational disruption and our results of operations, cash flows or financial position may be adversely impacted.

We and our customers, and the energy industry generally, increasingly rely on information technology systems and digital technologies to operate our respective businesses. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow. The U.S. government has issued public warnings that specifically indicate energy assets could be targets of cybersecurity threats. For example, on April 29, 2021, Colonial Pipeline suffered a cyber incident that resulted in fuel shortages across the U.S. and in the payment of an approximate $4.4 million ransom. Our technologies and systems, networks, and those of our customers, affiliates and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary, personal and other information, or other disruption of business operations. Our information technology and other systems for protecting against cybersecurity risks may not be sufficient, and some of these networks and systems are managed by third-party service providers and are not under our direct control. We regularly enter into transactions with third parties, some of whom may have less sophisticated electronic systems or networks and may be more vulnerable to cyberattacks. In addition, certain cyber incidents, such as surveillance, may remain undetected for some period of time, and cyber incidents and attacks are continually evolving and unpredictable. As cyber incidents and attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. While we utilize various procedures and controls to reduce the risk of the occurrence of cyber incidents, there can be no assurance that our business, finances, systems and assets will not be compromised in a cyber incident.

Risks Related to Environmental and Other Regulations

Our results of operations, cash flows and financial position are subject to major trends in our industry, such as decarbonization, and may be adversely affected by future developments that are outside of our control.

The value of the revenues we receive from the use of our land and resources by our customers is substantially based on the level of oil and natural gas drilling and production activities. Our revenues may be negatively affected by changes driven by trends such as decarbonization efforts. Such changes may relate to the types or sources of energy in demand, such as a shift to renewable sources of power generation (for example, wind and solar), along with ongoing changes in regulatory, investor, customer and consumer policies and preferences. While we intend to pursue these additional opportunities, we may ultimately be unsuccessful. The evolution of global energy sources is affected by factors out of our control, such as the pace of technological developments and related cost considerations, the levels of economic growth in different markets around the world and the adoption of climate change-related policies. In addition, the possibility of taxes on carbon emissions can affect the demand for crude oil and natural gas and the operating costs for producers on or around our land.

Legislation or regulatory initiatives intended to address seismic activity could restrict drilling, completion and production activities, as well as WaterBridge’s ability to handle produced water gathered from its customers, which could have a material adverse effect on our results of operations, cash flows and financial position.

WaterBridge handles large volumes of produced water in connection with its customers’ drilling and production operations pursuant to permits issued by governmental authorities overseeing such produced water handling activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such produced water handling activities. For example, there exists a growing concern that the injection of produced water into certain produced water handling facilities triggers seismic activity in certain areas, including Texas, where a majority of our acreage is located. This has led to the creation of operator-led response plans in certain areas in New Mexico or Texas by the NMOCD and the TRRC, respectively, which can include the TRRC suspending or declining to issue produced water handling permits, restrictions on the amount of material that can be handled, or requiring producers to cease disposal in certain produced water handling facilities.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of produced water into produced water handling facilities, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and natural gas activity and induced seismicity. The U.S. Geological Survey has recently identified Texas and New Mexico as two of six states with the most significant hazards from induced seismicity. In addition, a number of lawsuits have been filed in some states alleging that produced water handling operations have caused seismic events, caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements regarding produced water handling permits, to assess the relationship between seismicity and the use of such produced water handling facilities. For example, the TRRC has previously published a rule governing permitting or re-permitting of produced water handling facilities that would require, among other things, the submission of information on seismic events occurring within a specified radius of the produced water handling facility location, as well as logs, geologic cross sections and structure maps relating to the water handling area in question. The TRRC recently suspended produced water handling permits within the boundaries of certain Seismic Response Areas (“SRAs”). Although our acreage is not currently included in any SRA, there can be no assurance that all or a portion of our acreage will not be included in an SRA in the future. Separately, in November 2021, the NMOCD implemented protocols requiring producers to take various actions within a specified proximity of certain seismic activity, including a requirement to limit injection rates if a seismic event of a certain magnitude occurs within a specified radius of a produced water handling facility. The adoption and implementation of any new laws or regulations that restrict our customers’ ability to handle produced water gathered from E&P companies, by limiting volumes, disposal rates, produced water handling facility locations or otherwise, or requiring our customers to shut down produced water handling facilities, could limit existing operations and future development activity in affected areas by our customers, including WaterBridge, and reduce their demand for the use of our land and resources, which could have a material adverse effect on our results of operations, cash flows and financial position.

Our sales of brackish water and WaterBridge’s gathering, handling and recycling of produced water expose us to potential regulatory risks.

There are unique risks associated with handling produced water and the legal requirements related to handling produced water into a non-producing geologic formation by means of produced water handling facilities, are subject to change based on concerns of the public or governmental authorities. There remains substantial uncertainty regarding the handling of produced water by means of produced water handling facilities, the regulation of which could materially adversely affect our customers that cannot be predicted. These include liabilities related to the handling, treatment, storage, disposal, transport, release and use of radioactive materials, which could be in produced water, and uncertainties regarding the ultimate, and potential exposure to, technical and financial risks associated with modifying or decommissioning produced water handling facilities. Federal or state regulatory agencies could require the shutdown of produced water handling facilities for safety reasons or refuse to permit the restart of any facility after unplanned or planned outages. New or amended safety and regulatory requirements may give rise to additional operation and maintenance costs and capital expenditures. Additionally, aging equipment may require more capital expenditures to keep produced water infrastructure operating efficiently or in compliance with applicable laws and regulations. Such equipment is also likely to require periodic upgrading and improvement in order to maintain compliance. Although the safety record of produced water handling generally has been very good, accidents and other unforeseen problems have occurred. The consequences of a major incident could be severe and include loss of life and property damage. Any resulting liability from a major environmental or catastrophic incident could materially adversely affect our customers and limit their operations on our land.

The Endangered Species Act (“ESA”) and Migratory Bird Treaty Act (“MBTA”) govern our and our customers’ operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers’ ability to develop new infrastructure on our land.

The ESA and comparable state laws restrict activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we and our customers operate, both our and our customers’ abilities to conduct or expand operations and construct facilities could be limited, or both we and our customers could be forced to incur additional material costs. Additionally, the United States Fish and Wildlife Service (“FWS”) may make determinations on the listing of unlisted species as endangered or threatened under the ESA. For example, in November 2022, the FWS designated two distinct population segments of the lesser prairie chicken under the ESA, which live in certain areas in southeastern New Mexico and western Texas; however, the U.S. Senate voted to rescind this decision, and the decision is currently subject to litigation. The designation of previously unidentified endangered or threatened species could indirectly cause us or our customers to incur additional costs, cause our or our customers’ operations to become subject to operating restrictions or bans and limit future development activity in affected areas, which developments could have a material adverse effect on our results of operations, cash flows and financial position.

The results of operations of our customers, as well as producers on or around our land, may be materially impacted by efforts to transition to a lower-carbon economy.

Concerns over the risk of climate change have increased the focus by global, regional, national, state and local regulators on GHG emissions, including carbon dioxide emissions, and on transitioning to a lower-carbon future. A number of countries and states have adopted, or are considering the adoption of, regulatory frameworks to reduce GHG emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, prohibitions on the sales of new automobiles with internal combustion engines, and incentives or mandates for battery-powered automobiles and/or wind, solar or other forms of alternative energy. These include laws such as the IRA, which appropriates significant federal funding for renewable energy initiatives and amends the federal Clean Air Act to impose a first-time fee on the emission of methane from sources required to report their GHG emissions to the EPA, beginning in calendar year 2024 at $900 per ton of methane, increasing to $1,200 in 2025, and set at $1,500 for 2026 and each year after. Compliance with changes in laws, regulations and obligations relating to climate change could result in increased costs of compliance for our customers on or around our land or costs of consuming oil and natural gas for such products, and thereby reduce demand for the use of our land and resources, which could reduce our profitability. Changes in laws and regulations may also result in delays or increased costs associated with obtaining permits needed for oil and natural gas operations. Additionally, our customers on or around our land could incur reputational risk tied to changing customer or community perceptions of our customers or their customers contribution to, or detraction from, the transition to a lower-carbon economy. These changing perceptions could lower demand for oil and natural gas products, resulting in lower prices and lower revenues as consumers avoid carbon-intensive industries, and could also pressure banks and investment managers to shift investments and reduce lending.

Separately, banks and other financial institutions, including investors, may decide to adopt policies that restrict or prohibit investment in, or otherwise funding, us or our customers on or around our land based on climate change-related concerns, which could affect our and our customers on or around our land’s access to and cost of capital for potential growth projects. Additionally, insurers may decide to raise rates and/or cease insuring our customers on or around our land based on climate change-related concerns.

Approaches to climate change and transition to a lower-carbon economy, including government regulation, company policies, and consumer behavior, are continuously evolving. While we intend to pursue opportunities related to the transition to a lower-carbon economy, there can be no assurance that our efforts will be successful. At this time, we cannot predict how such approaches may develop or otherwise reasonably or reliably estimate their impact on us or our customers’ financial condition, results of operations and ability to compete. However, any long-term material adverse effect on the oil and natural gas industry may affect our results of operations, cash flows and financial position.

Climate variability may cause increased volatility in weather and may impact water usage and related revenue.

The issue of climate variability is receiving increasing attention nationally and worldwide. There is consensus among climate scientists that there will be worsening of weather volatility in the future associated with climate variability. Many climate variability predictions present several potential challenges to the energy industry, including brackish water sales and water services related to oil and natural gas production, such as:

•	increased frequency and duration of droughts;

•	challenges associated with changes in temperature;

•	potential degradation of water quality;

•	decreases in available water supply and changes in water usage patterns;

•	increased frequency and severity of storms and other weather events;

•	increases in disruptions in service; or

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increased costs to reduce risks associated with the increasing frequency and severity of natural events, including to improve the resiliency and reliability of the infrastructure and systems necessary for customers’ water services.

Because of the uncertainty of weather volatility related to climate variability, we cannot predict its potential impact on our or our customers’ business, financial condition, results of operations, cash flows and liquidity. This, in turn, could lead to lower demand, rates and utilization for the use of our land and resources, and delays in payment of, or nonpayment of, amounts that are owed to us. Furthermore, laws and regulations have been enacted that seek to reduce or limit GHG emissions and require additional reporting and monitoring, and these regulations may become more pervasive or stringent in light of changing governmental agendas and priorities, although the exact nature and timing of these changes is uncertain. There can be no assurance that we or our customers would be able to recover any expenditures or costs associated with the impact of climate variability and related laws and regulations on a timely basis, or at all.

Increasing investor attention to environmental, social, and governance (“ESG”) matters may impact our or our customers’ business.

Companies across all industries are facing increasing scrutiny from stakeholders related to their ESG practices. Companies that do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected. Increasing attention to climate change, increasing societal expectations on companies to address climate change, and potential consumer use of substitutes to energy commodities may result in increased costs, reduced demand for our customers’ products and services, lower demand for the use of our land and resources, reduced profits, increased governmental investigations and private litigation against us.

Moreover, to an increasing extent, many institutional investors have announced plans to transition their portfolios to net-zero GHG emissions over the next two to three decades as part of a commitment to combat climate change. This has, and will likely continue to result in some (and perhaps a growing number of) institutions removing from their portfolios the shares of companies that do not meet their minimum investment standards. Further, banks and other capital providers are reassessing their capital allocation to our or our customers’ industries or making their participation conditional. This trend towards the divestment or limitation of future investment in companies involved in the development, production, transportation and utilization of fossil fuels may adversely affect the price of our shares and limit our access to the debt and equity markets for capital to fund our growth.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may be incorrect or may change with the passage of time. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Additionally, voluntary disclosures regarding ESG matters, as well as any ESG disclosures mandated by law, could result in private litigation or government investigations or enforcement action regarding the sufficiency or validity of such disclosures. In addition, failure or a perception (whether or not valid) of failure to implement ESG strategies or achieve ESG goals or commitments, including any GHG reduction or neutralization goals or commitments, could result in private litigation and damage our reputation, cause our investors or consumers to lose confidence in us, or otherwise negatively impact our operations.

In addition, organizations that provide proxy advisory services to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Currently, there are no universal standards for such scores or ratings, but the importance of sustainability evaluations is becoming more broadly accepted by investors and shareholders. Such ratings are used by some investors to inform their investment and voting decisions. Additionally, certain investors use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with companies to require improved ESG disclosure or performance. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us or our customers and to the diversion of investment to other industries, which could have a negative impact on our share price and/or our access to and costs of capital.

Furthermore, public statements with respect to ESG matters, such as emissions reductions goals, other environmental targets, or other commitments addressing certain social issues, are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing” (i.e., misleading information or false claims overstating potential ESG benefits). For example, in March 2021, the SEC established the Climate and ESG Task Force in the Division of Enforcement to identity and address potential ESG-related misconduct, including greenwashing. Certain non-governmental organizations and other private actors have also filed lawsuits under various securities and consumer protection laws alleging that certain ESG-statements, goals, or standards were misleading, false, or otherwise deceptive. As a result, we may face increased litigation risks from private parties and governmental authorities related to our ESG efforts. In addition, any alleged claims of greenwashing against us or others in our industry may lead to further negative sentiment and diversion of investments. Additionally, we could face increasing costs as we attempt to comply with and navigate further regulatory ESG-related focus and scrutiny.

Risks Related to Our Financial Condition

We may be unable to generate sufficient cash to service all of our indebtedness and financial commitments and any future indebtedness could adversely affect our financial condition.

As of September 30, 2023, we had $     million of total debt outstanding. Our ability to make scheduled payments on, or to refinance, our indebtedness and financial commitments depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions including financial, business and other factors beyond our control, and may vary significantly from year to year. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods and we may be unable to generate sufficient cash flow to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any insufficiency may impact our business.

If our cash flows and capital resources are insufficient to fund debt and other obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to raise additional capital or refinance or restructure our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be on unfavorable terms, including at higher interest rates, and may require us to comply with more restrictive covenants. The terms of our existing or future debt instruments may restrict us from adopting some of these alternatives. We cannot assure you that any refinancing or restructuring would be possible, that any assets, including land, could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on favorable terms, if at all. In addition, any failure to service our debt, including paying interest or principal on a timely basis, would likely result in a reduction of our credit rating, if any, which could harm our ability to incur additional indebtedness. In addition, if we fail to comply with the covenants or other terms of any agreements governing our debt, our lenders will have the right to accelerate the maturity of that debt and foreclose upon the collateral, if any, securing that debt.

Our indebtedness could have important consequences to you and significant effects on our business, including:

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions and limiting our ability to address such changes;

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requiring us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund general corporate and other purposes, including dividend payments;

•	restricting us from exploiting business opportunities and making strategic land acquisitions;

•	making it more difficult to satisfy our financial obligations, including payments on our indebtedness, and contractual and commercial commitments;

•	disadvantaging us when compared to our competitors that have less debt;

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complying with covenants contained in the documents governing such indebtedness may require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise; and

•	increasing our borrowing costs or otherwise limiting our ability to borrow additional funds for the execution of our business strategy.

Finally, the agreements governing our outstanding indebtedness limit our ability to incur additional debt, but such agreements do not prohibit us from doing so. As a result, we could incur more indebtedness in the future, which would exacerbate the foregoing risks.

We are subject to interest rate risk, which may cause our debt service obligations to increase significantly.

Borrowings under our credit facility bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and we would be required to devote more of our cash flow to servicing our indebtedness.

In March 2022, the Federal Reserve began, and has continued through 2023, to raise interest rates in an effort to curb inflation. In this environment, interest rates on borrowings, credit facilities and debt offerings could continue increasing, as compared to previous levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may also affect the yield requirements of investors who invest in our Class A shares, and the rising interest rate environment could have an adverse impact on the price of our Class A shares, or our ability to issue equity or incur debt for acquisitions or other purposes.

Changes to applicable tax laws and regulations, exposure to additional income tax liabilities, changes in our effective tax rates or an assessment of taxes resulting from an examination of our income or other tax returns could adversely affect our results of operations, cash flows and financial position, including our ability to repay our debt.

We are subject to various complex and evolving U.S. federal, state and local taxes. U.S. federal, state and local tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, in each case, possibly with retroactive effect, and may have an adverse effect on our results of operations, cash flows and financial position, including our ability to repay our debt. Several tax proposals have been set forth that would, if enacted into law, make significant changes to U.S. tax laws. Such proposals include an increase in the U.S. income tax rates applicable to individuals and corporations and the elimination of tax subsidies for fossil fuels. Congress may consider, and could include, some or all of these proposals in connection with tax reform that may be undertaken. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our results of operations, cash flows and financial position.

Changes in our effective tax rates or tax liabilities could also adversely affect our results of operations, cash flows and financial position. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities; and

•	tax effects of share-based compensation.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest or other liabilities that could have an adverse effect on our results of operations, cash flows and financial position.

We are subject to counter-party credit risk. Nonpayment or nonperformance by our customers could have an adverse effect on our results of operations, cash flows and financial position.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers of their respective obligations. Although we maintain policies and procedures to limit such risks, our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them of their respective obligations and our inability to collect on outstanding payables or find substitute customers could have an adverse effect on our results of operations, cash flows and financial position. A decline in oil and natural gas prices could negatively impact the financial condition of our customers and sustained lower prices could impact their ability to meet their obligations to us. Further, our contract counter-parties may not perform or adhere to our existing or future contractual arrangements. To the extent one or more of our contract counter-parties is in financial distress or commences bankruptcy proceedings, contracts with these counter-parties may be subject to renegotiation or rejection under applicable provisions of the Bankruptcy Code. Any material nonpayment or nonperformance by our contract counter-parties due to inability or unwillingness to perform or adhere to contractual arrangements could adversely affect our results of operations, cash flows and financial position.

If we fail to comply with the restrictions and covenants in our credit facility or our future debt agreements, there could be an event of default under the terms of such agreements, which could result in an acceleration of payment.

A breach of compliance with any restriction or covenant in our credit facility or any of our future debt agreements could result in a default under the terms of the applicable agreement, and our ability to comply with such restrictions and covenants may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants. A default could result in acceleration of the indebtedness and a declaration of all amounts borrowed due and payable, which could have an adverse effect on us and negatively impact our ability to borrow. If an acceleration occurs, we may be unable to make all of the required payments and may be unable to find alternative financing. Even if alternative financing were available at that time, it may not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend our credit agreement or such future agreements governing our indebtedness or obtain necessary waivers on satisfactory terms.

Our obligations under our credit facility are secured by a first priority security interest in substantially all of our assets and various guarantees.

The amounts borrowed pursuant to the terms of our credit agreement is secured by substantially all of our and our subsidiaries’ present and after-acquired assets. Additionally, our obligations under our credit facility are jointly and severally guaranteed by us and our material subsidiaries.

As a result of the above, in the event of the occurrence of a default under our credit facility, the administrative agent may enforce its security interests (for the ratable benefit of the lenders under our credit facility and the other secured parties) over our and/or our subsidiaries’ assets that secure the obligations under our credit facility, take control of our assets and business, force us to seek bankruptcy protection, or force us to curtail or abandon our current business plans. If that were to happen, you may lose all, or a part of, your investment in our Class A shares.

We do not currently have in place hedging agreements with respect to oil and natural gas production from our acreage, and we will be exposed to the impact of decreases in the price of oil and natural gas.

We do not currently have in place hedging arrangements to establish, in advance, a price for the sale of the oil and natural gas produced from our acreage. As a result, although we may realize the benefit of any short-term increase in the price of oil and natural gas, we will not be protected against decreases in the price or prolonged periods of low oil and natural prices, which, in combination with all of our acreage being located solely in the Delaware Basin, could materially adversely affect our results of operations, cash flows and financial position. Any future price hedging strategy and future hedging transactions will be determined at our discretion. If we enter into hedging arrangements in the future, it may limit our ability to realize the benefit of rising prices and may result in hedging losses.

Risks Related to this Offering and Our Class A Shares

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the NYSE rules, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	accurately implement and interpret GAAP;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Upon becoming a reporting issuer, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” or a “smaller reporting company” under the applicable federal securities laws. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2028, if we are no longer a “smaller reporting company.” Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we experience any material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A shares.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As a result of being a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning in the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for our internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting during the evaluation and testing process, we may be unable to conclude that our internal controls are effective.

Additionally, when we cease to be an “emerging growth company” or a “smaller reporting company” under the federal securities laws, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A shares to decline.

Investors in this offering will experience immediate and substantial dilution of $     per Class A share.

The initial public offering price of $     per Class A share (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $     per Class A share. Based on the assumed initial public offering price of $     per Class A share, shareholders will incur an immediate and substantial dilution of $     per Class A share in the as adjusted net tangible book value per share. This dilution results primarily because our assets are recorded at their historical cost in accordance with GAAP, and not their fair value. Please see “Dilution.”

Our ability to pay dividends to our shareholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.

After this offering, we will be a holding company and will have no material assets other than our equity interest in OpCo, and we will not have any independent means of generating revenue. To the extent OpCo has available cash we intend to cause OpCo to make (i) generally pro rata distributions to all OpCo Unitholders, including us, in an amount at least sufficient to allow us to pay taxes, (ii) at the election of certain OpCo Unitholders, additional distributions in an amount generally intended to allow such OpCo Unitholders to satisfy their respective income tax liabilities with respect to their allocable share of the income of OpCo (based on certain assumptions and conventions), which additional distributions may be made on a pro rata basis to all OpCo Unitholders (including us) or a non-pro rata basis to OpCo Unitholders (other than us) in redemption of OpCo Units from such holders and (iii) non-pro rata distributions to us in an amount sufficient to cover our public company and other overhead expenses. In addition, as the sole managing member of OpCo, we intend to cause OpCo to make pro rata distributions to all of its unitholders, including to us, in an amount sufficient to allow us to fund dividends to our shareholders in accordance with our dividend policy, to the extent our board of directors declares such dividends. OpCo is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit our ability to obtain cash from it. If OpCo is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our cash flows, financial position and ability to fund any dividends.

Although we expect to pay dividends on our Class A shares, we are not obligated to do so. We have not adopted a formal written dividend policy nor have we adopted a dividend policy to pay a fixed amount of cash each quarter in respect of each Class A share or to pay an amount based on the achievement of, or derivable based on, any specific financial metrics such as Free Cash Flow. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our cash flows from operations and current and anticipated cash needs, our capital requirements, legal, tax, regulatory and contractual restrictions, and implications of such other factors as our board of directors may deem relevant in determining whether, and in what amounts, to pay such dividends. In addition, our debt agreements may limit the amount of distributions that OpCo can make and the purposes for which distributions could be made. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Instruments” for further discussion of our debt agreements. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. Please see “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Shares.”

If we do not pay regular cash dividends on our Class A shares following this offering, you may not receive a return on investment unless you sell your Class A shares for a price greater than that which you paid for them.

Any decision to declare and pay cash dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and such other factors that our board of directors may deem relevant. In addition, our ability to pay cash dividends is, and may be, limited by covenants of any current or future outstanding indebtedness we or our subsidiaries incur. Any return on investment in our Class A shares may be solely dependent upon the appreciation of the price of our Class A shares on the open market, which may not occur.

For more information about these restrictions, see “Dividend Policy.” There can be no assurance that we will pay a dividends in the future or continue to pay any dividends if we do commence paying dividends. Investors in this offering should make any investment in our Class A shares without reliance on payment of any future dividend.

NDB Parent has the ability to direct the voting of a majority of our common shares and control certain decisions with respect to our management and business, and its interests may conflict with those of our other shareholders. In addition, under our Shareholder’s Agreement, NDB Parent will have director designation rights as well as certain consent rights with respect to the approval of certain business matters, incurrence of indebtedness and transactions, for so long as NDB Parent and its affiliates own at least 40% of our outstanding common shares.

Upon completion of this offering, NDB Parent will initially own an aggregate of approximately      Class B shares representing   % of our voting power (or approximately   % if the underwriters’ option to purchase additional Class A shares is exercised in full). NDB Parent and its affiliates, including Five Point and WaterBridge, may purchase Class A shares in this offering, which would increase their voting power. NDB Parent’s beneficial ownership of greater than 50% of our common shares means NDB Parent will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents, approval of acquisition offers and other significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A shares will be able to affect the way we are managed or the direction of our business. The interests of NDB Parent with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

Furthermore, prior to the completion of this offering, we expect to enter into a Shareholder’s Agreement (as defined herein) with NDB Parent, providing that for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least 40% of our outstanding common shares, it shall be entitled to designate a number of directors equal to a majority of the board of directors, plus one director; and for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least 30%, 20% and 10% of our outstanding common shares, it shall be entitled to designate at least three directors, two directors and one director, respectively. So long as NDB Parent has the right to designate at least one director to our board of directors, it will also have the right to appoint the same number of board observers, who will be entitled to attend all meetings of the board in a non-voting, observer capacity. In addition to these board and observer designation rights, for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least 40% of our outstanding common shares, we have agreed not to take, and will take all necessary action to cause our subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of NDB Parent and its affiliates, including Five Point and WaterBridge:

•	increase or decrease the size of our board of directors, committees of our board of directors and boards and committees of our subsidiaries;

•	terminate or as our co-chief executive officers or as Chairman of the Board of Directors and hiring or appointing either of any successors;

•	consummate a transaction that would result in a change of control of the Company or a sale of all or substantially all of our assets;

•	incur debt for borrowed money (or liens securing such debt) in excess of $ million, including incremental incurrences under agreements governing our indebtedness;

•

transactions that authorize, create (by way of reclassification, merger, consolidation or otherwise) or issue in excess of $   million of any equity securities of any kind (other than pursuant to any equity compensation plan approved by the a committee of our board of directors or intra-company issuances among the Company and our subsidiaries), including any designation of the rights (including special voting rights) of one or more classes of preferred shares;

•

any voluntary election by us or any of our subsidiaries to liquidate or dissolve or commence bankruptcy or insolvency proceedings or the adoption of a plan with respect to any of the foregoing or any determination not to oppose such action or proceeding commenced by a third party; and

•	sales, transfers or other disposition of our assets not in the ordinary course of business in a transaction or series of transactions with a fair market value in excess of $ million.

Additionally, for so long as NBP Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least one of our outstanding common shares, we and our subsidiaries may not, without the approval of NDB Parent, make any amendment, modification or waiver of our Operating Agreement or any other of our governing documents following the date of our Operating Agreement that materially and adversely affects NDB Parent and its affiliates, including Five Point and WaterBridge.

See “Certain Relationships and Related Transactions—Shareholder’s Agreement.” The existence of NDB Parent as a significant shareholder may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Moreover, NDB Parent’s concentration of share ownership may adversely affect the trading price of our Class A shares to the extent investors perceive a disadvantage in owning shares of a company with a significant shareholder.

In addition, NDB Parent may have different tax positions from us that could influence its decisions regarding whether and when to support the disposition of assets and the incurrence or refinancing of new or existing indebtedness. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration NDB Parent’s tax or other considerations, which may differ from the considerations of our other shareholders.

NDB Parent and its affiliates, including Five Point and WaterBridge, are not limited in their ability to compete with us, and may benefit from opportunities that might otherwise be available to us.

Our Operating Agreement will provide that NDB Parent and its affiliates, including Five Point and WaterBridge, are not restricted from owning assets or prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and that we renounce any interest or expectancy in any business opportunity that may be from time to time be presented to them that would otherwise be subject to a corporate opportunity or other analogous doctrine under the DGCL. In addition, NDB Parent and its affiliates, including Five Point and WaterBridge, may compete with us for investment opportunities and may own an interest in entities that compete with us. In particular, our Operating Agreement, subject to the limitations of applicable law, will provide, among other things, that (i) NDB Parent and its affiliates, including Five Point and WaterBridge, may conduct business that competes with us and may make investments in any kind of property in which we may make investments and (ii) if NDB Parent and its affiliates, including Five Point and WaterBridge, or any of their partners, members, managers, officers, directors or employees who is also one of our directors, acquire knowledge of a potential business opportunity, transaction or other matter, they have no duty, to the fullest extent permitted by law, to communicate such offer to us, our shareholders or our affiliates.

We may refer any conflicts of interest or potential conflicts of interest involving NDB Parent and its affiliates, including Five Point and WaterBridge, to a conflicts committee, which must consist entirely of independent directors, for resolution. Additionally, we anticipate that our board of directors will adopt a written related party transactions policy relating to the approval of related party transactions, pursuant to which any such transactions, including transactions with NDB Parent and its affiliates, including Five Point and WaterBridge, will be reviewed and approved or ratified by such conflicts committee or pursuant to the procedures outlined in any such policy.

NDB Parent and its affiliates, including Five Point and WaterBridge, may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. Furthermore, NDB Parent and its affiliates, including Five Point and WaterBridge, are not required to utilize facilities located on our land in connection with any business opportunities, whether currently existing or arising in the future, and may pursue development opportunities with competing landowners, or pursue an alternative land position without informing us of such opportunity or offering such opportunity to us. This renouncing of our interest and expectancy in any business opportunity may create actual and potential conflicts of interest between us and NDB Parent and its affiliates, including Five Point and WaterBridge, and result in less than favorable treatment of us and our shareholders if attractive business opportunities are pursued by NDB Parent and its affiliates, including Five Point and WaterBridge, for their own benefit rather than for ours.

Certain of our directors and officers may have significant duties with, and spend significant time serving, other entities, including entities that may compete with us in seeking acquisitions and business opportunities, and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors and officers, who are responsible for managing our business may hold positions of responsibility with other entities, including those that are in the energy industry. The existing and potential positions held by these directors and officers may give rise to fiduciary or other duties that are in conflict with the duties they owe to us and may also otherwise require attention and time that could otherwise be devoted to our business. These directors and officers may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, such directors and officers may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and, as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our or your best interests.

A significant reduction by NDB Parent of its ownership interests in us could adversely affect us.

We believe that NDB Parent’s ownership interest in us provides it with an economic incentive to assist us to be successful. Upon the expiration of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, NDB Parent will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If NDB Parent sells all or a substantial portion of its ownership interests in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our results of operations, cash flows and financial position.

The U.S. federal income tax treatment of dividends on our Class A shares to a holder will depend upon our tax attributes and the holder’s tax basis in our common shares, which are not necessarily predictable and can change over time, and could cause taxable gain or loss on the sale of our Class A shares to be more or less than expected.

Amounts we distribute to our shareholders with respect to our Class A shares, which we refer to as “dividends,” will constitute “dividends” for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such distribution amounts exceed our current and accumulated earnings and profits, such distributed amount will be treated as a non-taxable return of capital to the extent of a holder’s tax basis in our Class A shares and thereafter as capital gain from the sale or exchange of such shares.

If a holder sells its Class A shares, the holder will recognize a gain or loss equal to the difference between the amount realized and the holder’s tax basis in such Class A shares. To the extent that the amount of our dividends is treated as a non-taxable return of capital as described above, such dividends will reduce a holder’s tax basis in the Class A shares. Consequently, such excess dividends will result in a corresponding increase in the amount of gain, or a corresponding decrease in the amount of loss, recognized by the holder upon the sale of the Class A shares or subsequent dividends with respect to such shares. Please read “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders—Gain on Disposition of Class A Shares” for a further discussion of the foregoing. Additionally, with regard to U.S. corporate holders of our Class A shares, to the extent that a dividend on our Class A shares exceeds both our current and accumulated earnings and profits and such holder’s tax basis in such shares, such holders would be unable to utilize the corporate dividends-received deduction (to the extent it would otherwise be applicable to such holder) with respect to the gain resulting from such excess dividend.

Prospective investors in our Class A shares are encouraged to consult their tax advisors regarding the tax consequences of receiving dividends on our Class A shares that are not treated as dividends for U.S. federal income tax purposes.

The Internal Revenue Service (“IRS”) Forms 1099-DIV that our shareholders receive from their brokers may over-report dividend income with respect to our Class A shares for U.S. federal income tax purposes, and failure to report dividend income in a manner consistent with the IRS Forms 1099-DIV may cause the IRS to assert audit adjustments to a shareholder’s U.S. federal income tax return. For non-U.S. holders of our Class A shares, brokers or other withholding agents may overwithhold taxes from dividends paid, in which case a shareholder generally would have to timely file a U.S. tax return or an appropriate claim for refund in order to claim a refund of the overwithheld taxes.

Dividends we pay with respect to our Class A shares will constitute “dividends” for U.S. federal income tax purposes only to the extent of our current and accumulated earnings and profits. Dividends we pay in excess of our earnings and profits will not be treated as “dividends” for U.S. federal income tax purposes; instead, they will be treated first as a tax-free return of capital to the extent of a shareholder’s tax basis in their Class A shares and then as capital gain realized on the sale or exchange of such shares. We may be unable to timely determine the portion of our dividends that is a “dividend” for U.S. federal income tax purposes.

For a U.S. holder of our Class A shares, the IRS Forms 1099-DIV may not be consistent with our determination of the amount that constitutes a “dividend” for U.S. federal income tax purposes or a shareholder may receive a corrected IRS Form 1099-DIV (and may therefore need to file an amended federal, state or local income tax return). We will attempt to timely notify our shareholders of available information to assist with income tax reporting (such as posting the correct information on our website). However, the information that we provide to our shareholders may be inconsistent with the amounts reported by a broker on IRS Form 1099-DIV, and the IRS may disagree with any such information and may make audit adjustments to a shareholder’s tax return.

For a non-U.S. holder of our Class A shares, “dividends” for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a 30% rate unless an applicable income tax treaty provides for a lower rate or the dividends are effectively connected with conduct of a U.S. trade or business. Please read “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders—Dividends.” In the event that we are unable to timely determine the portion of our dividends that is a “dividend” for U.S. federal income tax purposes, or a shareholder’s broker or withholding agent chooses to withhold taxes from dividends in a manner inconsistent with our determination of the amount that constitutes a “dividend” for such purposes, a shareholder’s broker or other withholding agent may overwithhold taxes from dividends paid. In such a case, a shareholder generally would have to timely file a U.S. tax return or an appropriate claim for refund in order to obtain a refund of the overwithheld tax.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A shares.

We, all of our directors, all of our executive officers and NDB Parent will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A shares or securities convertible into or exercisable or exchangeable for Class A shares, including OpCo Units and Class B shares, for a period of 180 days following the date of this prospectus. Please see “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A shares, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A shares to decline and impair our ability to raise capital.

For as long as we are an emerging growth company and/or a smaller reporting company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to auditing standards and compensation disclosure. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We currently intend to take advantage of the exemptions described above. We have also elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our shareholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A shares held by non-affiliates, or issue more than $1.235 billion of non-convertible debt over a three-year period.

Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in their periodic reports. We will remain a smaller reporting company until the last day of the fiscal year in which: (i) the market value of our common shares held by non-affiliates is $250 million or more as of the end of that fiscal year’s second fiscal quarter; or (ii) our annual revenues exceed $100 million during such completed fiscal year and the market value of our common shares held by non-affiliates is $700 million or more as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

To the extent that we rely on any of the exemptions available to emerging growth companies and/or smaller reporting companies, you will receive less information about our financial position, executive compensation and internal control over financial reporting than issuers that are not emerging growth companies or smaller reporting companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

If some investors find our Class A shares to be less attractive as a result, there may be a less active trading market for our Class A shares and our Class A share price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A shares or if our operating results do not meet their expectations, our share price could decline.

The trading market for our Class A shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A shares or if our operating results do not meet their expectations, our Class A share price could decline.

The initial public offering price of our Class A shares may not be indicative of the market price of our Class A shares after this offering. In addition, an active, liquid and orderly trading market for our Class A shares may not develop or be maintained, and our Class A share price may be volatile.

Prior to this offering, our Class A shares were not traded on any market. After this offering, there will be only      publicly-traded Class A shares. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A shares, you could lose a substantial part or all of your investment in our Class A shares. The initial public offering price for our Class A shares will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A shares after this offering. The market price of our Class A shares may decline below the initial public offering price. Consequently, you may not be able to sell our Class A shares at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our Class A share price:

•	quarterly or annual variations in our financial and operating results, or those of other companies in our industry;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, including announcements of significant contracts or acquisitions;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A shares;

•	sales of our Class A shares by us or other shareholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	general market conditions, including fluctuations in oil and natural gas prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our results of operations, cash flows and financial position.

The market price of our Class A shares could be adversely affected by sales of substantial amounts of our Class A shares in the public or private markets or the perception in the public markets that these sales may occur, including sales by NDB Parent after the exercise of the Redemption Right.

After this offering, we will have      Class A shares and      Class B shares outstanding, assuming no exercise of the underwriters’ option to purchase additional Class A shares.

The Class A shares sold in this offering will be freely tradable without restriction under the Securities Act except for any Class A shares that may be held or acquired by our directors, officers or affiliates, which constitute “control securities” under the Securities Act. Any Class A shares purchased by NDB Parent in this offering or that NDB Parent acquires through the exercise of the Redemption Right will be subject to resale restrictions under a 180 day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by NDB Parent after the exercise of the Redemption Right or sales by other large holders of our Class A shares in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our Class A shares or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to NDB Parent. Alternatively, we may be required to undertake a future public or private offering of Class A shares and use the net proceeds from such offering to purchase an equal number of OpCo Units, with the cancellation of a corresponding number of Class B Shares, from NDB Parent. Please read “Shares Eligible for Future Sale.”

We may sell additional Class A shares in subsequent offerings. Sales of substantial amounts of our Class A shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A shares.

We cannot predict the size of future issuances of our Class A shares or securities convertible into Class A shares or the effect, if any, that future issuances and sales of our Class A shares will have on the market price of our Class A shares. Sales of substantial amounts of our Class A shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A shares.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, NDB Parent will hold a majority of the voting power of our common shares. As a result, we expect to be a controlled company within the meaning of the NYSE rules. Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the rules of the NYSE. Please see “Management” for additional information.

Our Operating Agreement, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A shares and could deprive our investors of the opportunity to receive a premium for their shares.

Our Operating Agreement will authorize our board of directors to issue preferred shares without shareholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption prices and liquidation preferences of such series. If our board of directors elects to issue preferred shares, it could be more difficult for a third party to acquire us.

In addition, certain provisions of our Operating Agreement could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders. Among other things, upon completion of this offering, such provisions of our Operating Agreement include:

•

providing that after NDB Parent and its affiliates, including Five Point and WaterBridge, no longer collectively own or control the voting of more than 50% of our outstanding common shares (the “Trigger Event”), our board of directors will be divided into three classes that are as nearly equal in number as is reasonably possible and each director will be assigned to one of three classes, with each class of directors elected for a three-year term to succeed the directors of the same class whose terms are then expiring;

•	prohibiting cumulative voting in the election of directors;

•

providing that after the Trigger Event, the affirmative vote of the holders of not less than 66 2⁄3% in voting power of all then-outstanding common shares entitled to vote generally in the election of our board of directors, voting together as a single class, will be required to remove any director from office, and such removal may only be for “cause”;

•

providing that after the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law, or, if applicable, the rights of holders of a series of preferred shares, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	providing that after the Trigger Event, shareholders will not be permitted to call special meetings of shareholders;

•	providing that after the Trigger Event, our shareholders may not act by written consent and may only act at a duly called annual or special meeting;

•

establish advance notice procedures with respect to shareholder proposals and nominations of persons for election to our board of directors, other than nominations made by or at the direction of our board of directors or any committee thereof; and

•	providing that a majority of our board of directors is expressly authorized to adopt, or to alter or repeal our Operating Agreement.

Our Operating Agreement will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Operating Agreement will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the

State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in each case, subject to that court having personal jurisdiction over the indispensable parties named defendants therein) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware Limited Liability Company Act (the “Delaware LLC Act”) or our Operating Agreement or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine. Our Operating Agreement will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our common shares will be deemed to have notice of, and consented to, the provisions of our Operating Agreement described in the preceding sentence. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Operating Agreement inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our results of operations, cash flows and financial position.

There are certain provisions in our Operating Agreement regarding fiduciary duties of our directors, exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the DGCL in a manner that may be less protective of the interests of our public shareholders and restricts the remedies available to shareholders for actions taken by our officers and directors that might otherwise constitute breaches of fiduciary duties.

Our Operating Agreement contains certain provisions regarding exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the DGCL in a manner that may be less protective of the interests of our public shareholders. For example, our Operating Agreement provides that to the fullest extent permitted by applicable law our directors or officers will not be liable to us. In contrast, under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of shares or declaration of dividends or (iv) a transaction from which the director derived an improper personal benefit.

Pursuant to our Operating Agreement and indemnification agreements, we must indemnify our directors and officers for acts or omissions to the fullest extent permitted by law. In contrast, under the DGCL, a corporation can only indemnify directors and officers for acts and omissions if the director or officer acted in good faith, in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe his or her conduct was unlawful.

Additionally, our Operating Agreement provides that in the event a potential conflict of interest exists or arises between any of our directors, officers, equity owners or their respective affiliates, including NDB Parent and its affiliates, including Five Point and WaterBridge, on the one hand, and us, any of our subsidiaries or any of our public shareholders, on the other hand, a resolution or course of action by our board of directors shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of our board of directors to us or our shareholders, if such resolution or course of action (i) is approved by a conflicts committee, which is composed entirely of independent directors, (ii) is approved by shareholders holding a majority of our common shares that are disinterested parties, (iii) is determined by our board of directors to be on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties or (iv) is determined by our board of directors to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). In contrast, under the DGCL, a corporation is not permitted to exempt board members from claims of breach of fiduciary duty under such circumstances.

Accordingly, our Operating Agreement may be less protective of the interests of our public shareholders, when compared to the DGCL, insofar as it relates to the exculpation and indemnification of our officers and directors.

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in OpCo, and accordingly, we will be dependent upon distributions from OpCo to pay taxes and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets after the completion of this offering other than our equity interest in OpCo. Please see “Corporate Reorganization.” We will have no independent means of generating revenue. To the extent OpCo has available cash and subject to the terms of any debt instruments or other applicable agreements, we intend to cause OpCo to make (i) generally pro rata distributions to holders of OpCo Units, including us, in an amount at least sufficient to allow us to pay our taxes, (ii) at the election of certain holders of OpCo Units, additional distributions in an amount generally intended to allow such holders of OpCo Units to satisfy their respective income tax liabilities with respect to their allocable share of the income of OpCo (based on certain assumptions and conventions), which additional distributions may be made on a pro rata basis to all holders of OpCo Units (including us) or a non-pro rata basis to holders of OpCo Units (other than us) in redemption of OpCo Units from such holders and (iii) non pro rata distributions to us in an amount at least sufficient to reimburse us for our corporate and other overhead expenses. In addition, as the sole managing member of OpCo, we intend to cause OpCo to make pro rata distributions to all of its unitholders, including us, in an amount sufficient to allow us to fund dividends to our shareholders in accordance with our dividend policy, to the extent our board of directors declares such dividends. Therefore, although we expect to pay dividends on our Class A shares in amounts determined by our board of directors, from time to time, our ability to do so may be limited to the extent OpCo and its subsidiaries are limited in their ability to make these and other distributions to us. To the extent that we need funds and OpCo or its subsidiaries are restricted from making distributions under applicable law or under the terms of any current or future financing or other arrangements or are otherwise unable to provide such funds, our results of operations, cash flows and financial position could be materially adversely affected.

In certain circumstances, OpCo will be required to make tax distributions to holders of OpCo Units, and such tax distribution may be substantial. To the extent we receive tax distributions in excess of our actual tax liabilities and retain such excess cash, the holders of OpCo Units would benefit from such accumulated cash balances if they exercise their Redemption Right.

Pursuant to the OpCo LLC Agreement, OpCo will make generally pro rata distributions to the holders of OpCo Units, including us, in an amount sufficient to allow us to satisfy our actual tax liabilities. In addition, to the extent OpCo has available cash, OpCo will be required to make additional pro rata tax distributions to all holders of OpCo Units in an amount generally intended to allow the holders of OpCo Units (other than us) to satisfy their assumed tax liabilities with respect to their allocable share of the income of OpCo (based on certain assumptions and conventions and as determined by OpCo). For this purpose, the determination of available cash will take into account, among other factors, (i) the existing indebtedness and other obligations of OpCo and its subsidiaries and their anticipated borrowing needs, (ii) the ability of OpCo and its subsidiaries to take on additional indebtedness on commercially reasonable terms and (iii) any necessary or appropriate reserves.

The amount of such additional tax distributions will be determined based on certain assumptions, including assumed income tax rates, and will be calculated after taking into account other distributions (including other tax distributions) made by OpCo. Additional tax distributions may significantly exceed the actual tax liability for many of the holders of OpCo Units, including us. If we retain the excess cash we receive from such distributions, the holders of OpCo Units would benefit from any value attributable to such accumulated cash balances as a result of their exercise of the Redemption Right. However, we intend to take steps to eliminate any material excess cash balances, which could include, but are not necessarily limited to, a distribution of the excess cash to holders of our Class A shares or the reinvestment of such cash in OpCo for additional OpCo Units.

In addition, the tax distributions that OpCo may be required to make may be substantial, and the amount of any additional tax distributions OpCo is required to make likely will exceed the tax liabilities that would be owed by a corporate taxpayer similarly situated to OpCo. Funds used by OpCo to satisfy its obligation to make tax distributions will not be available for reinvestment in our business, except to the extent we or certain other holders of OpCo Units use any excess cash received to reinvest in OpCo for additional OpCo Units. In addition, because cash available for additional tax distributions will be determined taking into account the ability of OpCo and its subsidiaries to take on additional borrowing, OpCo may be required to increase its indebtedness in order to fund additional tax distributions. Such additional borrowing may adversely affect our results of operations, cash flows and financial position by, without limitation, limiting our ability to borrow in the future for other purposes, such as capital expenditures, and increasing our interest expense and leverage ratios.

If OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result.

We intend to operate such that OpCo does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of OpCo Units pursuant to the Redemption Right (or our Call Right) or other transfers of OpCo Units could cause OpCo to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of OpCo Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of OpCo, and the OpCo LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of unitholders of OpCo to transfer their OpCo Units and will provide us, as managing member of OpCo, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of OpCo to redeem their OpCo Units pursuant to the Redemption Right to the extent we believe that it is necessary to ensure that OpCo will continue to be treated as a partnership for U.S. federal income tax purposes.

If OpCo were to become a publicly traded partnership, significant tax inefficiencies might result for us and for OpCo, including as a result of our inability to file a consolidated U.S. federal income tax return with OpCo.

Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our shareholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain “forward-looking statements.” All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, words such as “may,” “assume,” “forecast,” “could,” “would,” “should,” “will,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “budget” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events at the time such statements were made. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the section titled “Risk Factors” included in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual results of operations, cash flows and financial position and could cause actual results to differ materially from those in such forward-looking statements, including:

•	our customers’ demand for and use of our land and resources;

•	the success of WaterBridge and Desert Environmental in executing their business strategies, including their ability to construct infrastructure, attract customers and operate successfully;

•	our customers’ ability to develop our land or any potential acquired acreage to accommodate any future surface use developments;

•

the domestic and foreign supply of, and demand for, energy sources, including the impact of actions relating to oil price and production controls by OPEC+ with respect to oil production levels and announcements of potential changes to such levels;

•	our reliance on a limited number of customers and a particular region for substantially all of our revenues;

•	our ability to enter into favorable contracts regarding surface uses, access agreements and fee arrangements, including the prices we are able to charge and the margins we are able to realize;

•	our business strategies and our ability to execute thereon, including our ability to attract non-traditional energy customers to use our land and resources;

•	commodity price volatility and trends related to changes in commodity prices, and our customers’ ability to manage through such volatility;

•	the level of competition from other companies, including those offering resources that compete with the resources from our land, such as sand and brackish water;

•	changes in the price charged to our customers and availability of services necessary for our customers to conduct their businesses, as a result of oversupply, government regulations or other factors;

•	any planned or future expansion projects by us or our customers;

•	our ability to initiate and continue the payment of dividends;

•	the development of advances or changes in energy technologies or practices;

•	our ability to successfully implement our growth plans, including through future acquisitions of acreage and/or introduction of new revenue streams;

•	the potential deterioration of our customers’ financial condition and their ability to access capital to fund their development programs;

•	the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;

•	our customers’ ability to obtain necessary supplies, raw materials and other critical components on a timely basis, or at all;

•

our and our customers’ ability to obtain government approvals or acquire or maintain necessary permits, including those related to the development and operation of produced water handling facilities, mines and brackish water wells;

•

operational disruptions and liability related thereto associated with our customers, including those due to environmental hazards, fires, explosions, chemical mishandling or other industrial accidents;

•

our liquidity and our ability to access the capital markets on favorable terms, or at all, which depends on general market conditions, including the impact of inflation, rising interest rates and associated Federal Reserve policies and potential economic recession;

•

the effects of political instability or armed conflict in oil and natural gas producing regions, including the global economic distress resulting from the sustained conflict between Russia and Ukraine and potential energy insecurity in Europe, which may decrease demand for oil and natural gas or contribute to volatility in the prices for oil and natural gas, which could decrease demand for the use of our land and resources;

•	the uncertainty of future estimates of oil and natural gas and mineral reserves;

•

the demand for sand and the amount of sand that customers on our land are able to excavate and process, which could be adversely affected by, among other things, operating difficulties and unusual or unfavorable geological conditions;

•	our level of indebtedness and our ability to service our indebtedness;

•	actions taken by the federal, local or state governments in relation to surface uses;

•	title defects in the acreage that we acquire;

•

the markets for real estate in the areas in which we operate and own or plan to own real estate, including pricing estimates, availability of land and our ability to acquire such land on favorable terms, or at all;

•	our ability to integrate acquired acreage, including any future acquisitions, and manage related growth;

•	our ability to recruit and retain key management and employees;

•

actions taken by the federal or state governments, such as executive orders or new or expanded regulations, that may impact future energy production in the U.S. and any acceleration of the domestic and/or international transition to a low carbon economy as a result of the IRA or otherwise;

•

changes in laws and regulations (or the interpretation thereof), including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate brackish water transfer, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling and various other environmental matters;

•	changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns and tax inefficiencies;

•	the severity and duration of world health events, natural disasters or inclement or hazardous weather conditions, including cold weather, droughts, earthquakes, flooding and tornadoes;

•

evolving cybersecurity risks, such as those involving unauthorized access, denial-of-service attacks, malicious software, data privacy breaches by employees, insider or others with authorized access, cyber or phishing-attacks, ransomware, social engineering, physical breaches or other actions; and

•	other factors discussed elsewhere in this prospectus including in the section titled “Risk Factors.”

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the operation of business in our industry. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary note. This cautionary note should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $    million of proceeds from this offering based upon the assumed public offering price of $    per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), net of underwriting discount and estimated offering expenses payable by us, or approximately $    million if the underwriters’ option to purchase additional Class A shares is exercised in full. See “Underwriting.”

We intend to contribute all of the net proceeds from this offering to OpCo in exchange for     OpCo Units. OpCo intends to use the net proceeds from this offering to repay all outstanding borrowings under our credit facility, to make a distribution to NDB Parent and, to the extent any net proceeds remain, for general company purposes.

The following table illustrates our anticipated use of the proceeds of this offering:

Sources of Funds		Uses of Funds
(in millions)		(in millions)
Gross proceeds from this offering	$	Repayment of credit facility borrowings	$
Distribution to NDB Parent
General company purposes
Underwriting discount and expenses

Total	$	Total	$

If the underwriters exercise their option to purchase additional Class A shares in full, we expect to receive approximately $    million of additional net proceeds based upon the assumed public offering price of $    per Class A share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to contribute all of the net proceeds from any exercise of such option to OpCo in exchange for additional OpCo Units. OpCo intends to use such additional net proceeds for general company purposes.

After the application of the net proceeds from this offering, we will own approximately   % of outstanding OpCo Units (or approximately   % of outstanding OpCo Units if the underwriters’ option to purchase additional Class A shares is exercised in full). Each $1.00 increase or decrease in the assumed public offering price of $    per Class A share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $    million (or approximately $    million if the underwriters’ option to purchase additional Class A shares is exercised in full), assuming that the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and estimated offering expenses payable by us. If the proceeds increase due to a higher public offering price or an increase in the number of Class A shares offered, we intend to contribute the additional net proceeds to OpCo in exchange for additional OpCo Units and OpCo intends to use such additional net proceeds for general company purposes. If the proceeds decrease due to a lower public offering price or a reduction in the number of Class A shares offered, we would contribute a lesser amount of net proceeds to OpCo and receive fewer OpCo Units and OpCo will use a smaller amount of funds for general company purposes.

As of September 30, 2023, we had $    of outstanding borrowings consisting of $    of revolving credit borrowings and $    of term loan borrowings under our credit facility, which has a maturity date of July 3, 2027. The weighted average interest rate on the total amount of borrowings outstanding under our credit facility as of September 30, 2023 was   % in the case of revolving credit borrowings and   % in the case of term loan borrowings. Borrowings under our credit facility incurred within the past year were used to repay the $49.4 million outstanding under a prior credit facility and make a distribution of $72.9 million to NDB Parent.

DIVIDEND POLICY

We expect to seek to pay dividends on our Class A shares in amounts determined from time to time by our board of directors.

While we expect to seek to pay dividends, we have not adopted a formal written dividend policy to pay any particular amount of dividends based on the achievement of, or derivable from, any specific financial metrics. Furthermore, we are not contractually obligated to pay any dividends and do not have any required minimum dividend amount, and our credit facility limits our ability to pay dividends. If our board of directors determines to pay dividends in the future, the amount of such dividends may vary from quarter to quarter and may be significantly reduced or eliminated entirely. The actual amount of any dividends we pay may fluctuate depending on our cash flow needs, which may be impacted by the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs, potential acquisition opportunities and general industry and business conditions, including the level of use of our land and its resources. Given our reliance on our customers and their activity on our land, we cannot provide any assurance that we will pay dividends in the future. The declaration and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy or discontinue payment of dividends at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our cash flows from operations and current and anticipated cash needs;

•	our capital requirements, including future acreage acquisitions;

•

legal, tax, regulatory and contractual (including under our credit facility and future financing arrangements) restrictions and implications on the payment of dividends by us to our shareholders or the payment of distributions by our subsidiaries to us; and

•	such other factors as our board of directors may deem relevant.

We will be a holding company and will have no material assets other than OpCo Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A shares will be subject to the ability of our subsidiaries to make distributions to OpCo and of OpCo to make distributions to us. The ability of our subsidiaries to make distributions to OpCo will depend upon the amount of cash they generate from their businesses and the restrictions contained in our credit facility, any future financing arrangement or any other arrangement, as well as such subsidiaries’ governing documents. For more information see “Risk Factors—Risks Related to this Offering and Our Class A Shares—Our ability to pay dividends to our shareholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.”

If OpCo makes such distributions, OpCo Unitholders, including NDB Parent, will generally be entitled to receive equivalent distributions from OpCo on a pro rata basis. However, because we must pay federal income taxes, amounts ultimately distributed to Class A shareholders are expected to be less on a per share basis than the amounts distributed by OpCo to the OpCo Unitholders on a per unit basis.

Assuming OpCo makes distributions to us and the OpCo Unitholders, including NDB Parent, in any given year, we expect to seek to pay dividends in respect of our Class A shares out of some or all of such dividends, if any, remaining after the payment of taxes and other expenses. However, because our board of directors may determine to pay or not pay dividends in respect of our Class A shares based on the factors described above, holders of our Class A shares may not necessarily receive dividends, even if OpCo makes such distributions to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2023, as follows:

•	on an actual basis for DBR Land, our predecessor; and

•

on a pro forma basis to give effect to the Corporate Reorganization and this offering at the assumed initial offering price of $    per Class A shares (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds therefrom as described under the section titled “Use of Proceeds.”

The information set forth below is illustrative only and will be adjusted based on the actual public offering price and other final terms of this offering. The table below should be read in conjunction with, and is qualified in its entirety by reference to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial information of DBR Land and our unaudited pro forma consolidated financial information for the periods and as of the dates indicated.

As of September 30, 2023
	Actual		Pro Forma
(in thousands, except number of common shares)
Cash and cash equivalents	$		$

Long-term debt:
Credit facility(2)

Equity:
Member’s equity
Class A shares; no Class A shares authorized, issued or outstanding (actual); Class A shares authorized, Class A shares issued and outstanding (pro forma)		—
Class B shares; no Class B shares authorized, issued or outstanding (actual); Class B shares authorized, Class B shares issued and outstanding (pro forma)		—
Noncontrolling interest(3)		—

Total capitalization	$		$

(2)	As of , 2023, we had $ million of outstanding borrowings under our credit facility, consisting of $ million of revolving credit facility borrowings and $ million in term loan borrowings.
(3)

On a pro forma basis, includes the OpCo Units not owned by us, which represent approximately   % of outstanding OpCo Units immediately after this offering. NDB Parent will hold a non-controlling economic interest in OpCo. We will hold approximately   % of outstanding OpCo Units immediately after this offering (or approximately   % of outstanding OpCo Units if the underwriters’ option to purchase additional Class A shares is exercised in full).

DILUTION

Purchasers of the Class A shares in this offering will experience immediate and substantial dilution in the net tangible book value per Class A shares for accounting purposes. Our as adjusted net tangible book value as of      , 2023, after giving pro forma effect to the Corporate Reorganization, was approximately $    million, or $    per Class A shares. Pro forma net tangible book value per Class A share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of Class A shares that will be outstanding immediately prior to the closing of this offering including giving effect to the Corporate Reorganization. After giving effect to the sale of Class A shares in this offering and further assuming the receipt of the estimated net proceeds from this offering (after deducting estimated underwriting discount and estimated offering expenses payable by us), our pro forma as adjusted net tangible book value as of      , 2023 would have been approximately $    million, or $    per Class A share. This represents an immediate increase in the net tangible book value of $    per Class A share (assuming that 100% of our Class B shares have been cancelled in connection with a redemption of OpCo Units for Class A shares) to NDB Parent, our existing shareholder, and an immediate dilution (i.e., the difference between the offering price and the as adjusted net tangible book value after this offering) to new investors purchasing Class A shares in this offering of $    per Class A share. The following table illustrates the per Class A share dilution to new investors purchasing Class A shares in this offering (assuming that 100% of our Class B shares have been cancelled in connection with a redemption of OpCo Units for Class A shares):

Public offering price per Class A share	$
As adjusted net tangible book value per Class A share as of , 2023 (after giving pro forma effect to the Corporate Reorganization as described above)
Increase per Class A share attributable to this offering and related transactions as described above

Pro forma as adjusted net tangible book value per Class A share (after giving further effect to this offering and related transactions as described above)

Dilution in pro forma as adjusted net tangible book value per Class A share to new investors in this offering	$

The dilution information discussed in this section is illustrative only and will change based on the actual public offering price and other terms of this offering to be determined at pricing. Each $1.00 increase or decrease in the public offering price of $    per Class A share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $    million (or approximately $    million if the underwriters’ option to purchase additional Class A share is exercised in full), assuming the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discount and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of      , 2023, the total number of Class A shares owned by our existing shareholders (assuming that 100% of our Class B shares have been cancelled in connection with a redemption of OpCo Units for Class A shares) and to be owned by new investors in this offering, the total consideration paid, and the average price per share paid by our NDB Parent and to be paid by new investors in this offering at our initial offering price of $    per Class A share, calculated before deduction of estimated underwriting discount and estimated offering expenses payable by us.

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
NDB Parent			%	$		%	$
New investors in this offering			%			%

Total		100.0%			$100.0%		$

The information excludes (i)     Class A shares reserved for issuance under our LTIP, which we intend to adopt in connection with the completion of this offering, and (ii) Class A shares reserved for issuance in connection with any exercise of the Redemption Right or the Call Right.

If the underwriters’ option to purchase additional Class A Shares is exercised in full, the number of Class A shares held by new investors in this offering will be increased to    , or approximately   % of the total number of Class A shares outstanding immediately after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the section titled “Summary—Summary Historical and Pro Forma Financial and Operating Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains “forward-looking statements” reflecting our current expectations, future plans, estimates, beliefs and assumptions concerning events and financial trends that may affect our future results of operations, cash flows and financial position. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including certain factors outside our control. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to publicly update any of these forward-looking statements except as otherwise required by applicable law.

Unless otherwise indicated, the historical financial information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects only the historical financial results of our predecessor, DBR Land, and does not give effect to the transactions described in the section titled “Corporate Reorganization.”

Overview

Land is a critical component of energy development and production. Access to expansive surface acreage is necessary for oil and natural gas development, solar power generation and power storage projects. Further, the significant industrial economy that exists to service and support energy development requires access to surface acreage to support those activities. These dynamics drove our acquisition and current ownership of approximately 72,000 surface acres in Texas and New Mexico located in the Delaware sub-basin of the prolific Permian Basin, which is among the most economic, liquids-rich hydrocarbon resources in the United States. Our strategy is to actively manage our land and resources to encourage and support oil and natural gas development and other land uses that will generate long-term revenue and royalties and Free Cash Flow for us and returns to our shareholders

We are actively growing revenue streams beyond the hydrocarbon value chain to further maximize utilization of our land and resources. We have entered into, or are currently pursuing, primarily long-term commercial relationships with businesses focused on solar power generation, power storage, crypto currency mining and data management, as well as renewable energy production, among other industries and applications. Key to our business model is entering into agreements under which our customers bear substantially all of the operating and capital expenditures related to their operations, while requiring only modest capital investment by us.

We share a financial sponsor, Five Point, and our management team with WaterBridge. WaterBridge is one of the largest water midstream companies in the United States and operates a large-scale network of pipelines and other infrastructure in the Delaware Basin that handles more than two million bpd of water associated with oil and natural gas production. WaterBridge operates primarily under long-term acreage dedication agreements with E&P companies to provide critical produced water handling throughout the full life cycle of every well on its dedicated acreage. These long-term contracts and operating relationships provide WaterBridge visibility into the future drilling and completion activity and expected water production of its E&P companies, and WaterBridge invests capital to build the necessary permanent infrastructure to handle the expected volumes of produced water. As of September 30, 2023, WaterBridge has added 350,000 bpd of produced water handling capacity on and around our land, and is developing an additional 450,000 bpd of produced water handling capacity, with an additional 420,000 bpd of permitted capacity available for future development. We receive royalties for each barrel of produced water that WaterBridge handles on our land as well as surface use payments for infrastructure constructed on our land.

Market Condition and Outlook

Over the last several years, the global economy, and more specifically the oil and gas industry, has experienced significant volatility, impacted by the COVID-19 pandemic and recovery, Russia’s invasion of Ukraine and the related sanctions imposed on Russia, the activities of OPEC, a potential economic recession and rising inflation, interest rates and costs of capital. More recently, high levels of activity in the Delaware Basin have resulted in labor and supply chain challenges, which has impacted drilling, completion and production activity. This volatility has driven material swings in WTI pricing, which has subsequently impacted development and production decisions of E&P companies.

Despite these challenges, we believe the outlook for the oil and natural gas industry, particularly within the Permian Basin, remains positive. Within the Delaware Basin, the most active sub-region within the Permian Basin, oil production has increased at a CAGR of 27% from 2016 through 2022, while water production has increased at a CAGR of 25% during the same period. According to Enverus as of September 18, 2023, there were 167 active drilling rigs in the Delaware Basin, and further, according to the EIA, oil production in the Permian Basin is expected to average of 5.7 million bpd in 2023, which is higher than the average daily production of any prior year in the Permian Basin. The EIA expects this growth to continue into 2024 with the Permian Basin increasing oil production by an additional 350,000 bpd. This drilling activity requires significant build out of related infrastructure in the region and access to surface acreage to support such operations.

In addition to positive momentum within the oil and natural gas industry, we expect to benefit from advancements in clean energy alternatives. In August 2022, the IRA was signed into law. The IRA contains hundreds of billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles and supporting infrastructure and carbon capture and sequestration, amongst other provisions. While these incentives could further accelerate the transition of the U.S. economy away from the use of fossil fuels towards lower- or zero-carbon emissions alternatives, like oil and natural gas, clean energy technologies often require access to material surface acreage and supporting infrastructure, which we are well positioned to facilitate.

How We Generate Revenue

We generate revenue from multiple sources, including the use of our surface acreage, the sale of resources from our land and oil and gas and mineral royalties. Our revenue consists of the following principal components:

Surface Use Royalties and Revenues

Surface Use Royalties. We enter into SURAs that require a royalty based on a percentage of gross revenues and/or volumetric use be paid to us in exchange for rights of use of our land. Royalties we receive from operations under our SURAs include produced water transportation and handling operations, skim oil recovery and produced water throughput and waste reclamation.

Easements and other surface-related income. SUAs permit operators to install pipelines, roadways, electric lines and other equipment on land owned by us. We typically receive a fee when the contract is executed, fixed monthly or annual payments, and often additional fees at the beginning of each renewal period. Such agreements typically include pre-defined terms for fees that we will receive for our customers’ development and use of drilling sites, new and existing roads, pipeline easements and electric transmission easements. Our SUAs generally require our customers to use the resources from our land, such as brackish water and sand, for their operations on our land, for which we receive our customary fees.

Resource Sales and Royalties

Resource Sales. Resource sales generally include brackish water to be used primarily in well completions in exchange for a per barrel fee, which is negotiated and varies depending on the destination of the brackish water. We have strong relationships with, and contractual commitments from, many of the E&P companies in the State Line AMI. Additionally, the immediate proximity of our Core Position to the Texas-New Mexico state border provides us the ability to deliver brackish water volumes into the otherwise constrained market in New Mexico. Similarly, our customers buy other surface composite materials from us for the construction of access roads and well pads for which we receive a fixed-fee per cubic yard extracted from our surface acreage.

Resource Royalties. We lease our surface acreage to customers to construct and operate at their expense sand mines to provide in-basin sand for use in oil and natural gas completion operations. We receive a fixed royalty per ton of sand extracted, as well as a fixed-fee per barrel of water used to support sand mining operations.

Oil and Gas Royalties

Oil and Gas Royalties. Oil and gas royalties are received in connection with oil and natural gas mineral interests owned by us. Oil and gas royalties are recognized as revenue as oil and natural gas are produced or severed from the mineral lease. The oil and gas royalties we receive are dependent upon market prices for oil and natural gas, and producer specific location and contractual price differences. Oil and gas royalties also include mineral lease bonus revenues. We receive lease bonus revenue by leasing our mineral interests to E&P companies. When we execute a mineral lease contract, the lease generally transfers the rights to any oil or natural gas discovered to the E&P company and grants us the right to a specified royalty interest payable on future production. Mineral lease bonuses are nonrefundable.

We expect our fee-based revenues to grow over time relative to our oil and gas royalties. While our focus is on fee-based arrangements, our oil and gas royalties fluctuate with market prices for oil and natural gas. The following table presents the amount and relative percentage of each component of our revenues for the following periods:

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022
	Amount ($)%		Amount ($)%
	(In thousands)		(In thousands)
Surface use royalties and revenues
Surface use royalties	$	%	$7,672	14.8%
Easements and other surface-related revenues		%	9,744	18.8%
Resource sales and royalties
Resource sales		%	14,869	28.7%
Resource royalties		%	1,206	2.4%
Oil and gas royalties		%	18,286	35.3%

Total revenue	$	%	$51,777	100.0%

Our revenues may vary significantly from period to period as a result of the activity level of producers on and around our land, the development of new revenue streams, commodity prices, changes in volumes produced on our land and our acquisition strategy, among other things, and are significantly dependent on our customers’ activities on and around our land. For example, oil and natural gas prices have historically been volatile. Lower commodity prices may decrease our revenues as customers on and around our land decrease their activity levels in response to low commodity prices. Although we intend to pursue additional opportunities to increase our revenue streams and introduce additional revenue components, including through solar power generation, power storage and battery projects, water treatment and desalination facilities, fueling stations, telecommunication towers and equipment and other opportunities, there can be no assurance that such revenue streams will materially diversify our revenue streams.

Costs of Conducting our Business

Our costs consist primarily of resource sales-related expenses, other operating and maintenance expenses to maintain our surface acreage and general administrative expenses. Our principal costs are as follows:

Resource Sales-Related Expenses. Resource sales-related expenses are costs incurred for utilization and maintenance of our assets and facilities in the extraction or production of resources available on our land that are sold by us. These costs generally include utilities to operate our facilities and assets and repairs and maintenance expenses related to those assets.

Other Operating and Maintenance Expenses. Operating and maintenance expenses are costs incurred for maintaining our surface acreage and other assets, including field operating overhead and supervision, production taxes, insurance costs, ad valorem and property taxes, and repairs and maintenance expense.

General and Administrative Expenses. General and administrative expenses include a corporate shared services allocation from WaterBridge and directly incurred corporate costs. Corporate shared services generally includes the cost of shared management and administrative services. The corporate shared service allocation is based on an approximation of time spent on activities supporting us as well as by underlying business activities. The shared service allocation expense is reimbursed to WaterBridge through our shared services agreement. Direct corporate costs are incurred for direct corporate employees, including payroll, benefits and other employee-related expenses of our direct corporate staff, professional services that generally consist of audit, tax, legal and valuation services and expenses for corporate insurance policies.

How We Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our business.

Revenue

Revenue is a key performance metric of our company. We analyze realized monthly, quarterly and annual revenues and compare the results against our internal projections and budgets. Results are used to validate existing, or when applicable update, assumptions on macroeconomic drivers of our business, contractual mix driving average unit-level revenues and E&P customer development activity and commodity pricing, absent the impact of our operating costs.

Surface Use Economic Efficiency

We calculate Surface Use Economic Efficiency as (i) total revenues less oil and gas royalty revenues divided by (ii) owned surface acreage. This metric provides valuable insight into the effectiveness of our active land management strategy by examining our ability to generate value on our owned surface and track trends of our results over time, while inherently adjusting for any surface acreage acquisitions or divestitures that may occur. Further, we believe this metric serves as a worthwhile benchmark of our team’s management and growth strategy, as well as the relative value of our surface acreage, compared to our peers.

Adjusted EBITDA

Adjusted EBITDA is used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term to generate sufficient cash to return capital to equity holders or service indebtedness. We define Adjusted EBITDA as net income (loss) before interest; taxes; depreciation, amortization, depletion and accretion; shared-based compensation; non-recurring transaction-related expenses and other non-cash or non-recurring expenses.

Management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period, and against our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired. Please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures.

The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated.

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
	(In thousands)
Net income	$	$1,710
Adjustments:
Depreciation, depletion, amortization and accretion		$6,720
Interest expense, net		$3,108
Income tax expense		$164

EBITDA		$11,702

Adjustments:
Share-based compensation(1)		$28,289
Transaction-related expenses(2)		$1,175
Other(3)		$46

Adjusted EBITDA	$	$41,212

(1)

Share-based compensation represents the non-cash charge for the periodic fair market value changes associated with liability award for which the cumulative vested amount is recognized ratably over the vesting period. Incentive units are issued to certain members of management by NDB Parent and changes to the incentive units’ fair market values are driven by changes in period end valuations of LandBridge and other NDB Parent subsidiaries, the issuance of new incentive units at NDB Parent, and vesting of previously issued incentive units. This expense is a non-cash charge for LandBridge and represents a liability at NDB Parent that impacts NDB Parent’s equity ownership. It not a liability of LandBridge nor potentially dilutive to LandBridge equity owners. The allocation of expense included in the consolidated results of LandBridge is recognized as a deemed non-cash contribution to member’s equity of Opco.

(2)	Transaction-related expenses consists of non-recurring costs associated with both completed and attempted acquisitions.
(3)	Other consists primarily of other non-cash or non-recurring items.

Free Cash Flow and Free Cash Flow Margin

Free Cash Flow and Free Cash Flow Margin are used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess our ability to repay our indebtedness, return capital to our shareholders and fund potential acquisitions without access to external sources of financing for such purposes. We define Free Cash Flow as cash flow from operating activities less investment in capital expenditures. We define Free Cash Flow Margin as Free Cash Flow divided by total revenues.

Management believes Free Cash Flow and Free Cash Flow Margin are useful because they allow for an effective evaluation of both our operating and financial performance, as well as the capital intensity of our business, and subsequently the ability of our operations to generate cash flow that is available to distribute to our shareholders, reduce leverage or support acquisition activities. Please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures.

The following table sets forth a reconciliation of cash flows from operating activities determined in accordance with GAAP to Free Cash Flow and Free Cash Flow Margin, respectively, for the periods indicated.

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022
	(In thousands, except percentages)
Net cash provided by operating activities	$		$20,543
Net cash used in investing activities	$		$(8,959)

Cash provided by operating and investing activities	$		$11,584
Adjustments:
Acquisitions	$		$5,668

Free Cash Flow	$		$17,252

Operating Cash Flow Margin(1)		%	40%

Free Cash Flow Margin		%	33%

(1)	Operating Cash Flow Margin is calculated by taking the net cash provided by operating activities and dividing by total revenues.

Factors Affecting the Comparability of Our Results of Operations

In this prospectus, we present our historical results of operations for the nine-month period ended September 30, 2023 and the full year ended December 31, 2022. Because we will compare 12-month operating results with nine month operating results, the comparison by its nature will be less than complete, as it compares results of operating periods of materially different duration. In addition, our future results of operations are not directly comparable to the historical results of operations of our predecessor for the periods presented as a result of the significant growth of our business and new contracting activity completed during 2022 and 2023, which are not included in our operating results for all of 2022.

In order to present an analysis of our historical operating results on a more comparative basis, we have included a supplemental comparison of our actual operating results for the nine months ended September 30, 2023 to our results for the comparable period of 2022.

Public Company Costs

Following the closing of this offering, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable entity, including the costs of this public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Act internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded company, including costs associated with SEC reporting and compliance requirements, consisting of the preparation and filing of annual and quarterly reports, registrar and transfer agent fees, national stock exchange fees, audit fees, legal fees, investor relations expenses, incremental director and officer liability insurance costs and director and officer compensation expenses. Additionally, in anticipation of this offering, we expect to hire additional employees and consultants, including accounting and legal personnel, in order to prepare for the requirements of being a publicly traded company.

Corporate Reorganization

We were formed to serve as the issuer in this offering and have no previous operations, assets or liabilities. The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessor, DBR Land, prior to the Corporate Reorganization in connection with this offering as described under “Summary—Corporate Reorganization.” As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the Corporate Reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

Long-Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, we expect that our board of directors will adopt an LTIP, which will become effective upon the consummation of this offering, for employees and directors. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including our directors, may be eligible to receive awards under the LTIP at the discretion of our board of directors or a committee thereof, as applicable. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors, or a committee thereof, of options, share appreciation rights, restricted shares, restricted share units, share awards, dividend equivalents, other share-based awards, cash awards, substitute awards and performance awards intended to align the interests of employees, directors and service providers with those of our shareholders. As such, our historical financial data may not present an accurate indication of what our actual results would have been if we had implemented the LTIP program prior to the periods presented within. In connection with the consummation of this offering, we will issue equity awards covering    of our Class A shares.

Credit Facility

On July 3, 2023, we entered into our credit facility which provides for (i) a four-year $100.0 million term loan facility and (ii) a four-year $50.0 million revolving credit facility. In connection with entering into our credit facility, we borrowed $100.0 million under the term loan facility and borrowed $25.0 million under the revolving credit facility. Net proceeds from these borrowings were used to repay the $49.4 million outstanding under our prior credit facility, and to make a distribution of $72.9 million to NDB Parent. Our credit facility is secured by a first-priority lien on substantially all assets and guaranteed by us and our subsidiaries. See “Liquidity and Capital Resources—Debt Instruments—Credit Facility” for more information.

Income Taxes

Prior to this offering, we and our subsidiaries were primarily entities that were treated as partnerships for federal income tax purposes but were subject to certain minimal Texas franchise taxes. One of our subsidiaries is a qualified REIT for federal income tax purposes. In connection with its election of REIT status, certain assets that included non-REIT qualifying income were distributed from the REIT, but still within the consolidated reporting entity, resulting in federal income tax expense during 2021, payable in 2022. There is no tax imposed on a REIT as long as the REIT complies with the applicable tax rules and avails itself of the opportunity to reduce its taxable income through distributions. A REIT must comply with a number of organizational and operational requirements, including a requirement that it must pay at least 90% of its taxable income to shareholders.

As a result of our predominately non-taxable structure historically, income taxes on taxable income or losses realized by our predecessor, DBR Land, were generally the obligation of the individual members or partners. Accordingly, the financial data attributable to our predecessor, DBR Land, contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than margin tax in the State of Texas). Following consummation of this offering, although we are a limited liability company, we have elected to be taxed as a corporation and will be subject to U.S. federal, state and local income taxes. We estimate that we will be subject to U.S. federal, state and local taxes at a blended statutory rate of      % and     % of pre-tax earnings, respectively, and would have incurred pro forma income tax expense of approximately $    million and $     million for the nine months ended September 30, 2023, and the year ended December 31, 2022, respectively.

Results of Operations

Nine Months Ended September 30, 2023 Compared to the Year Ended December 31, 2022

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
	(In thousands)
Revenues:
Oil and gas royalties	$	$18,286
Resource sales	$	$14,869
Easements and other surface-related revenues	$	$9,744
Surface use royalties	$	$7,672
Resource royalties	$	$1,206

Total revenues	$	$51,777
Resource sales-related expense	$	$3,840
Other operating and maintenance expense	$	$2,648
General and administrative expense	$	$33,730
Depreciation, depletion, amortization and accretion	$	$6,720

Operating income	$	$4,839
Interest expense, net	$	$3,108
Other income	$	$(143)

Income from operations before taxes	$	$1,874
Income tax expense	$	$164

Net income	$	$1,710

Total revenues. Total revenues increased by $    million, or   %, to $    million for the nine months ended September 30, 2023, as compared to $51.8 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Oil and gas royalties. Oil and gas royalties decreased by $    million, or   %, to $    million for the nine months ended September 30, 2023, as compared to $18.3 million for the year ended December 31, 2022. Mineral lease income increased $    million primarily attributable to    during the nine months ended September 30, 2023. The table below provides operational and financial data by oil and gas royalty stream for the nine month ended September 30, 2023, and the year ended December 31, 2022.

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Net royalty volumes:
Oil (MBbls)	$	$145
Natural Gas (MMcf)	$	$438
NGL (MBbls)	$	$24

Equivalents (MBoe)	$	$242
Equivalents(MBoe/d)	$	$0.7
Oil and gas royalties (in thousands):
Oil royalties	$	$13,897
Natural gas royalties	$	$2,965
NGL royalties	$	$929

Total oil and gas royalties	$	$17,791

Realized prices
Oil ($/Bbl)	$	$95.84
Natural gas ($/Mcf)	$	$6.77
NGL ($/Bbl)	$	$38.71
Equivalents ($/Boe)	$	$73.52

Resource sales. Resource sales increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $14.9 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Easements and other surface-related revenue. Easements and other surface-related revenue increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $9.7 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Surface use royalties. Surface use royalties increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $7.7 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Resource royalties. Resource royalties increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $1.2 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Resource sales-related expenses. Resource sales related expenses decreased by $    million, or    % to $    million for the nine months ended September 30, 2023, as compared to $3.8 million for the year ended December 31, 2022. The decrease was primarily attributable to    .

Other operating and maintenance expense. Other operating and maintenance expense decreased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $2.6 million for the year ended December 31, 2022. The decrease was primarily attributable to    .

General and administrative expense. General and administrative expense decreased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $33.7 million for the year ended December 31, 2022. The decrease was primarily attributable to    .

Depreciation, depletion, amortization and accretion. Depreciation, depletion, amortization and accretion increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $6.7 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Interest expense, net. Interest expense, net decreased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $3.1 million for the year ended December 31, 2022. The decrease was primarily attributable to    .

Income tax expense. Income tax expense increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $0.2 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Nine Months Ended September 30, 2023 Compared to the Nine Months Ended September 30, 2022

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
(In thousands)
Revenues:
Oil and gas royalties	$	$
Resource sales
Easements and other surface-related revenues
Surface use royalties
Resource royalties

Total revenues
Resource sales-related expense
Operating and maintenance expense
General and administrative expense
Depreciation, depletion, amortization and accretion

Operating income
Interest expense, net
Other income

Income from operations before taxes
Income tax expense

Net income	$	$

Total revenues. Total revenues increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Oil and gas royalties. Oil and gas royalties increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. Mineral lease income increased $    million primarily attributable to      during the nine months ended September 30, 2023. The table below provides operational and financial data by oil and gas royalty stream for the nine months ended September 30, 2023 and 2022.

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Net royalty volumes:
Oil (MBbls)
Natural Gas (MMcf)
NGL (MBbls)

Equivalents (MBoe)
Equivalents(MBoe/d)
Oil and gas royalties (in thousands):
Oil royalties	$	$
Natural gas royalties
NGL royalties

Total oil and gas royalties	$	$

Realized prices
Oil ($/Bbl)	$	$
Natural gas ($/Mcf)	$	$
NGL ($/Bbl)	$	$
Equivalents ($/Boe)	$	$

Resource sales. Resource sales increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Easements and other surface-related revenue. Easements and other surface-related revenue increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Surface use royalties. Surface use royalties increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Resource royalties. Resource royalties increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Resource sales-related expenses. Resource sales-related expenses increased by $    million, or    % to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Other operating and maintenance expense. Other operating and maintenance expense decreased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The decrease was primarily attributable to    .

General and administrative expense. General and administrative expense increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Depreciation, depletion, amortization and accretion. Depreciation, depletion, amortization and accretion increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Interest expense, net. Interest expense, net increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Income tax expense. Income tax expense increased by $    million, or    %, to $    million for the nine months ended September 30, 2023, as compared to $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Liquidity and Capital Resources

Overview

Historically, our primary sources of liquidity have been capital contributions from NDB Parent, cash flows from operating activities and borrowings under the prior credit facility (and upon our refinancing of our prior term loan facility in July 2023, with borrowings under our credit facility). Following the completion of this offering, we expect our primary sources of liquidity to be cash flows from operating activities and, if required, proceeds from borrowings under our credit facility. We expect our primary liquidity and capital requirements will be for our operating expenses, servicing of our debt, the payment of dividends to our shareholders, if any, general company needs and investing in our business, including the potential acquisition of additional surface acreage. We believe that we will be able to fully fund our ongoing capital expenditures, working capital requirements and other capital needs for the foreseeable short-term and long-term future through cash on hand and cash flows from our operating activities. Although we believe that we will be able to fully fund our ongoing capital expenditures, working capital requirements and other capital needs for the foreseeable future through cash on hand and cash flows from our operating activities, we may choose to use borrowings under our credit facility to finance our operating and investing activities. See “—Debt Instruments—Credit Facility.”

We strive to maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our target liquidity and capital requirements. If market conditions were to change and our revenues were to decline significantly or operating costs were to increase, our cash flows and liquidity could be reduced and we could be required to seek alternative financing sources. As of September 30, 2023, we had working capital, defined as current assets less current liabilities, of $    million and cash and cash equivalents of $    million. As of December 31, 2022, we had working capital of $20.1 million and cash and cash equivalents and restricted cash of $25.4 million.

Cash Flow

The following tables summarizes our cash flow for the periods indicated:

Nine Months Ended September 30, 2023 Compared to the Year Ended December 31, 2022

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
	(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$	$20,543
Net cash used in investing activities	$	$(8,959)
Net cash provided by financing activities	$	$513

Net increase in cash and cash equivalents and restricted cash	$	$12,097

Net Cash Provided by Operating Activities. Net cash provided by operating activities was $    million for the nine months ended September 30, 2023 and $20.5 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Net Cash Used in Investing Activities. Net cash used in investing activities was $    million for the nine months ended September 30, 2023 and $9.0 million for the year ended December 31, 2022. The decrease was primarily attributable to   .

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $    million for the nine months ended September 30, 2023 and $0.5 million for the year ended December 31, 2022. The increase was primarily attributable to    .

Nine Months Ended September 30, 2023 Compared to the Nine Months Ended September 30, 2022

The following table summarizes our cash flow for the periods indicated:

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$	$
Net cash used in investing activities
Net cash provided by financing activities

Net increase in cash and cash equivalents and restricted cash	$	$

Net Cash Provided by Operating Activities. Net cash provided by operating activities was $    million for the nine months ended September 30, 2023 and $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Net Cash Used in Investing Activities. Net cash used in investing activities was $    million for the nine months ended September 30, 2023 and $    million for the nine months ended September 30, 2022. The decrease was primarily attributable to    .

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $    million for the nine months ended September 30, 2023 and $    million for the nine months ended September 30, 2022. The increase was primarily attributable to    .

Capital Requirements

We focus our business model on entering into agreements under which our customers bear substantially all of the operating and capital expenditures related to their operations on our land, while minimizing our capital requirements for both current and future commercial opportunities , resulting in the ability to create significant Free Cash Flows. Our contracts generally include inflation escalators, which, when combined with our relatively low operating and capital expenditures, tend to mitigate our exposure to broader inflationary pressures. As a landowner, we incur the initial cost to acquire our acreage, but thereafter we incur modest development capital expenditures and operating expenses as it relates to operations on our land or our mineral and royalty interests, as such expenses are borne primarily by our customers. As a result, more significant capital expenditures would be related to our acquisition of additional surface acreage should we elect to do so.

The amount and allocation of future acquisition-related capital expenditures will depend upon a number of factors, including the size of acquisition opportunity, our cash flows from operating activities and our investing and financing activities. For the nine months ended September 30, 2023, we incurred approximately $    million for acquisition-related capital expenditures. For the year ended December 31, 2022, we incurred approximately $5.7 million for acquisition-related capital expenditures.

We periodically assess changes in current and projected cash flows, acquisition and divestiture activities and other factors to determine the effects on our liquidity. We believe that our cash on hand and cash flow from operating activities will provide us with sufficient liquidity to execute our current strategy. However, our ability to generate cash is subject to a number of factors that may directly or indirectly affect us, many of which are beyond our control, including commodity prices and general economic, financial, competitive, legislative, regulatory and other factors. If we require additional capital for acquisitions or other reasons, we may seek such capital through traditional borrowings under our debt instruments, offerings of debt and equity securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us.

If and to the extent our board of directors were to declare a cash dividend to our Class A shareholders, we currently expect the dividend to be paid from Free Cash Flow. We do not currently expect to borrow funds or to adjust planned capital expenditures to finance dividends on our Class A shares, if any such dividends were to be declared by our board of directors. The timing, amount and financing of dividends, if any, will be subject to the discretion of our board of directors from time to time following this offering. Please see the section titled “Dividend Policy.”

Debt Instruments

Prior Credit Facility

On October 14, 2021, our subsidiary, Delware Basin Ranches, Inc. entered into a $65.0 million credit agreement (as amended, our “prior credit facility”) that was scheduled to mature on October 1, 2028. As of December 31, 2022, we had $57.4 million of outstanding borrowings under our prior credit facility, with $0.3 million of accrued interest payable. The borrowings under our prior credit facility were repaid in full with borrowings under our credit facility.

Credit Facility

On July 3, 2023, DBR Land and certain of our other subsidiaries entered into a credit facility providing (i) a $100.0 million term loan and (ii) a $50.0 million revolving credit facility, each of which matures on July 3, 2027. In connection with entering into our credit facility, we borrowed $100.0 million under the term loan facility and $25.0 million under the revolving credit facility. Net proceeds from these borrowings were used to repay the $49.4 million outstanding under our prior credit facility and make a distribution of $72.9 million to NDB Parent. Our credit facility is secured by a first-priority lien on substantially all of our assets and guaranteed by DBR Land and our subsidiaries.

We may elect for outstanding borrowings under our credit facility to accrue interest at a rate based on either (i) a forward-looking term rate based on the secured overnight financing rate (“Term SOFR”) plus 0.10%, or (ii) the base rate, in each case plus an applicable margin. Borrowings under our credit facility accrue interest based on a five-tiered pricing grid tied to our current leverage ratio. Prior to the date of the closing of this offering, (i) the applicable margin ranges from 3.00% to 4.00% in the case of Term SOFR loans and letter of credit fees, and 2.00% to 3.00% in the case of base rate loans, and (ii) commitment fees accrue at 0.50%. From and after consummation of this offering, (i) the applicable margin ranges from 2.75% to 3.75% in the case of Term SOFR loans and letter of credit fees, and 1.75% to 2.75% in the case of base rate loans, and (ii) commitment fees range from 0.375% to 0.50%. Our credit facility is secured by a first priority security interest in substantially all of our assets and the assets of our restricted subsidiaries, which are party to our credit facility as guarantors, and all outstanding equity interests issued by DBR Land, which are held by OpCo.

Subject to certain exceptions and materiality qualifiers, our credit facility includes certain customary affirmative and negative covenants, which, among other things, restrict our ability and our restricted subsidiaries’ ability, subject to certain exceptions, to incur debt, grant liens, make restricted payments and investments, issue equity, sell or lease assets, dissolve or merge with another entity, enter into transactions with affiliates or restrictive agreements, change our business, prepay debt and amend our organizational and material agreements. Our credit facility allows us to make cash dividends to our shareholders from and after the occurrence of this offering so long as (i) no default or event of default exists or would result therefrom, (ii) the pro forma leverage ratio is less than 3.25:1.00 and (iii) pro forma liquidity is at least $10 million.

In addition, we are required to comply the following financial maintenance covenants: (i) a maximum leverage ratio as of the last day of each fiscal quarter of no greater than 3.50:1.00 for the period of four consecutive fiscal quarters ending prior to the consummation of this offering, and 4.00:1.00 for the period of four consecutive fiscal quarters ending on or after the date of the closing of this offering (subject, in either case, to a 0.50:1.00 leverage step-up for any “qualified acquisition” for the fiscal quarter in which such “qualified acquisition” occurs and the immediately following two fiscal quarters, subject to a cap of 0:50:1.00 on such step-up regardless of the total number of “permitted acquisitions” and certain other limitations set forth therein); (ii) a minimum interest coverage ratio of at least 2.75 to 1.00 as of the last day of each fiscal quarter ending on or after the date of the closing of this offering; and (iii) a minimum debt service coverage ratio of at least 1.25 to 1.00 as of the last day of each fiscal quarter ending prior to the date on which this offering is consummated.

Our credit facility contains customary events of default, including for our failure and the failure of other loan parties to comply with the various financial, negative and affirmative covenants under our credit facility (subject to the cure provisions set forth therein). During the existence of an event of default (as defined under our credit agreement), the Agent, with the consent of or at the direction of the requisite lenders thereunder, has a right to, among other available remedies, terminate the commitments and/or declare all outstanding loans and accrued interest and fees under our credit facility to be immediately due and payable.

As of September 30, 2023, we had $    million of outstanding borrowings consisting of $    million of revolving credit borrowings and $    million of term loan borrowings. The weighted average interest rate on the total amount of borrowings outstanding under our credit facility as of September 30, 2023 was    % in the case of revolving credit borrowings, and    % in the case of term loan borrowings. We are currently in compliance with all affirmative and negative covenants under our credit facility.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks, which includes the effects of adverse changes in commodity prices and counter-party and customer credit risks and interest rate risk as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in commodity prices and counter-party and customer credit and interest rate risk. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures.

Commodity Price Risks

One of our major market risk exposures relates to the prices that our customers receive for the oil and natural gas produced from, or serviced on, our land. The market for the use of our land and its resources is indirectly exposed to fluctuations in the price of oil and natural gas, to the extent such fluctuations impact drilling, completion and production activity levels and thus impact the activity levels of our customers in the exploration and production and oilfield services industries. Realized prices are primarily driven by the prevailing prices for oil and natural gas in the United States. We are also directly exposed to these risks with respect to revenues we receive from the oil and natural gas interests. Pricing for oil and natural gas has been volatile and unpredictable for several years, and we expect this volatility to continue in the future.

During the past five years, the Henry Hub spot market price for natural gas has ranged from a low of $1.33 per MMBtu in September 2020 to a high of $23.86 per MMBtu in February 2021. The posted price for WTI has ranged from a low of negative ($36.98) per barrel in April 2020 to a high of $123.64 per barrel in March 2022. As of December 31, 2022, the Henry Hub spot market price of natural gas was $3.52 per MMBtu and the posted price for oil was $80.16 per barrel. Lower prices may not only decrease our revenues, but also potentially the amount of oil and natural gas that our customers can produce or service economically. We expect this market will continue to be volatile in the future. A substantial or extended decline in commodity prices may adversely affect our results of operations, cash flows and financial position.

We do not currently intend to hedge our indirect exposure to commodity price risk. We may in the future enter into derivative instruments, such as collars, swaps and basis swaps, to partially mitigate the impact of commodity price volatility. These hedging instruments would allow us to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil and natural gas prices.

Market Risks

Demand for the use of land and resources are largely dependent upon the level of activity in the energy industry in the Permian Basin. These activity levels are influenced by numerous factors over which we have no control, including: the supply of and demand for oil and natural gas; the level of prices, and expectations about future prices of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline, rail and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the transition to a low-carbon economy; the price and availability of alternative fuels; technological advancements in the production of alternative energy; the ability of energy companies to raise equity capital and debt financing; and merger and divestiture activity among energy companies.

The level of U.S. energy production, including oil and natural gas development activity, is volatile. Any prolonged and substantial reduction in oil and natural gas prices would likely affect development and production activity levels and therefore affect demand for oil and natural gas and the use of our land and resources. A material decline in energy, including oil and natural gas, prices or Permian Basin activity levels could have an adverse effect on our results of operations, cash flows and financial position.

Counter-party and Customer Credit Risks

We are subject to risks of loss resulting from nonpayment or nonperformance by our counter-parties and customers of their contractual obligations. Our principal exposure to credit risk is through receivables generated by the activities of customers on our land. The inability or failure of our significant customers to meet their obligations to us due to or their insolvency or liquidation may adversely affect our financial results. We examine the creditworthiness of any counter-party and customer and monitor our exposure to such counter-parties and customers through credit analysis, and monitoring procedures, including reviewing credit ratings, financial statements and payment history. For the year ended December 31, 2022 we had two customers that accounted for approximately 12% and 12% of our total revenues, respectively. No other customer accounted for more than 10% of our total revenues. As of December 31, 2022, we had two customers that accounted for approximately 35% and 12% of accounts receivable, respectively. However, we believe that the credit risk associated with our counter-parties and customers is acceptable.

Interest Rate Risks

Our ability to borrow and the rates offered by lenders can be adversely affected by deterioration in the credit markets and/or deterioration of our credit profile rating. We may elect for outstanding borrowings under our credit facility to accrue interest at a rate based on either the Term SOFR, or the base rate, plus an applicable margin, which exposes us to interest rate risk to the extent we have borrowings outstanding under our credit facility.

As of September 30, 2023, we had $    million of outstanding borrowings consisting of $    million of revolving credit borrowings and $    million of term loan borrowings. The weighted average interest rate on the total amount of borrowings outstanding under our credit facility as of September 30, 2023 was    % in the case of revolving credit borrowings, and    % in the case of term loan borrowings. Assuming no change in the amount outstanding, the impact on interest expense of a 1.0% increase or decrease in the weighted average interest rate would be approximately $    million per year. We do not currently have or intend to enter into any derivative hedge contracts to protect against fluctuations in interest rates applicable to our outstanding indebtedness. See “—Debt Instruments—Credit Facility.”

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities,

revenues and expenses and disclosures of contingent assets and liabilities. We consider our critical accounting estimates those that require subjectivity and that could inherently influence our financial result based on changes in those estimates. See Note 2—Summary of Significant Accounting Policies and Basis of Presentation and Consolidation within the notes to our consolidated financial statements included elsewhere in this prospectus.

Share-Based Compensation

We account for share-based compensation expense for incentive units granted at NDB Parent in exchange for employee services. Our management and employees currently participate in one share-based incentive unit plan, managed by NDB Parent. The management incentive units consist of time-based awards of profits interests in NDB Parent (the “Incentive Units”).

The Incentive Units represent a substantive class of equity of NDB Parent and are accounted for under ASC Topic 718, Compensation – Stock Compensation. Features of the Incentive Units include the ability for NDB Parent to repurchase Incentive Units during a 180-day option period, whereby the fair value price is determined as of the termination date, not the repurchase date, which temporarily takes away the rights and risks and rewards of ownership from the incentive unit holder during the option period. Under ASC 718, a feature for which the employee could bear the risks, but not gain the rewards, normally associated with equity ownership requires liability classification. NDB Parent classifies the Incentive Units as liability awards. The liability related to the Incentive Units is recognized at NDB Parent as the entity responsible for satisfying the obligation. Share-based compensation expense allocated to us is recognized as a deemed non-cash contribution to member’s equity on the consolidated balance sheet. The share-based compensation expense is recognized consistent with NDB Parent’s classification of a liability award resulting in the initial measurement, and subsequent remeasurements, recognized ratably over the vesting period.

The Incentive Units’ value is derived from a combination of its threshold value and the total value of the incentive pool. The value of the incentive pool is determined by taking the total value returned to NDB Parent’s Series A unit holders and allocating such value between the NDB Parent Series A unit holders and the incentive pool based on a return-on-investment waterfall. The total value returned constitutes any cash or property distributed by us, or other NDB Parent subsidiaries, to NDB Parent Series A unit holders. The total incentive pool is determined by summing the discrete incentive unit burden of each NDB Parent Series A unit holder. Value allocation within the incentive unit pool is impacted by incentive unit threshold values but the aggregate value of the incentive pool is based solely on the return-on-investment waterfall. The Incentive Unit liability is only applicable to NDB Parent Series A unit holders and subsequently any future dilutive impact is limited to NDB Parent’s ownership of us. Any future equity investments made at the us, or other NDB Parent subsidiaries, are not subject to the dilution from the impact of the incentive unit pool.

At the end of each reporting period, NDB Parent’s Incentive Units are remeasured at their fair value, consistent with liability award accounting, using a Monte Carlo Simulation. The Monte Carlo Simulation requires judgment in developing assumptions, which involve numerous variables. These variables include, but are not limited to, the expected unit price volatility over the term of the awards, the expected distribution yield and the expected life of incentive unit vesting. The vested portion of NDB Parent’s Incentive Unit liability is allocated pro rata to us, and other NDB Parent subsidiaries, as share-based compensation expense on the consolidated statements of operations. The allocation is based on our contribution to the aggregate equity value derived in NDB Parent’s business enterprise valuation.

We update our assumptions each reporting period based on new developments and adjusts such amounts to fair value based on revised assumptions, if applicable, over the vesting period.

The risk-free rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of each award and updated at each balance sheet date for the time period approximating the expected term of such award. The expected distribution yield is historically based on no previously paid distributions and no intention of paying distributions on the Incentive Units for the foreseeable future.

Due to not having sufficient historical volatility, we utilize the historical volatilities of publicly traded companies that are similar to us in size, stage of life cycle and financial leverage. We will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use our own historical volatility. For criteria dependent upon a change in control, we will not recognize any incremental expense until the event occurs. Differences between actual results and such estimates could have a material effect on the financial statements.

Revenue Recognition

Oil and gas royalties

Oil and gas royalties are received in connection with oil and natural gas mineral rights owned by us. Oil and gas royalties are recognized as revenue when crude oil and gas products are produced or severed from the mineral lease. The oil and gas royalties we receive are dependent on market prices for oil and gas, and producer specific location and contractual price differences. Oil and gas royalty payments are typically received one to three months after the month of production. We accrue oil and gas royalties produced but not yet paid based on historical or estimated royalty interest production and current market prices, net of estimated location and contract pricing differentials. The difference between estimated and actual amounts received for oil and gas royalties are recorded in the period the payment is received.

We monitor drilling and completion activity on our net mineral acreage position from publicly available sources to identify when new royalty interest production may be coming online. We estimate our royalty interest ownership in new production wells based on our assessment of available information. Ultimate determination of division order interest from the operator could results in amounts that differ from our initial estimates. The differences related to estimated interest estimated and actual division order interest are recorded in the period in which final division orders are issued or in the period in which the initial payment is received.

As of December 31, 2022, we accrued $4.8 million of oil and gas royalties in our consolidated statement of operations.

Recently Issued Accounting Pronouncements

We adopted ASU 2016-02, Leases (Topic 842), and subsequent amendments thereto (“ASC 842”) on January 1, 2022, with no retrospective adjustments to prior periods. The adoption of the standard had no impact on our consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. We have elected the practical expedients to (1) carryforward prior conclusions related to lease identification and classification for existing leases, (2) combine lease and non-lease components of an arrangement for all classes of leased assets, (3) omit short-term leases with a term of 12-months or less from recognition on the balance sheet and (4) carryforward our existing accounting for land easements not previously accounted for as leases.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which changes how entities will account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. In October 2019, the FASB elected to defer the effective date for this standard, as amended, for private companies with fiscal years beginning after December 15, 2022, with early adoption still permitted. We have not yet adopted this guidance, but do not expect the adoption of this update to have a significant impact on our financial statements in future periods.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a reporting issuer, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of the effectiveness of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting and will not be required to do so for as long as we are an “emerging growth company” and/or a “smaller reporting company” under applicable federal securities laws. Please see “Summary—Emerging Growth Company and Smaller Reporting Company Status” for more information.

Off Balance Sheet Arrangements

We currently have no material off-balance sheet arrangements.

INDUSTRY

Our land holdings are strategically located in the Delaware Basin in Texas and New Mexico, the most active oil and natural gas producing region of the prolific Permian Basin. The Permian Basin is among the most economic, liquids-rich hydrocarbon resources in the United States. Activity in the region is dominated by large, generally publicly listed, well-capitalized producers. Much of the acreage available to drill on or near our surface acreage provides breakeven returns to producers at prices as low as $25 per barrel WTI NYMEX for oil and $2.00 per MMBtu Henry Hub NYMEX for natural gas according to NSAI. Due largely to these favorable economics, there were 307 running rigs in the Permian Basin as of September 18, 2023, representing 46% of all rigs running in the United States, according to public data sourced from Enverus. Of the 307 rigs running in the Permian Basin, approximately 62% were operated by publicly-listed companies and approximately 46% were operated by investment-grade rated companies.

Given the amount of sustained drilling activity in the region, total oil production in the Permian Basin has increased at a CAGR of 18% from 2016 through 2022, while water production has increased at a CAGR of 13% during the same time period, according to Enverus.

Permian Basin Average Daily Oil and Water Production from 2016 – 2022

Source: Enverus

According to Enverus, total Delaware Basin oil production has increased at a CAGR of 27% from 2016 through 2022, while water production has increased at a CAGR of 25% during the same time period. This drilling activity and production has required a significant build out of related infrastructure in the region and for a large amount of surface acreage to support operations.

Delaware Basin Average Daily Oil and Water Production from 2016 – 2022

Source: Enverus

Surface acreage is a critical component of energy development and production. Access to expansive surface acreage is necessary for oil and natural gas development, solar generation, power storage projects and hydrogen development. In addition to the land required for the development and installation of energy producing assets, there is a significant industrial economy that exists to service and support energy development.

Due to the location of our land in the Delaware Basin, the majority of our current revenues are generated from the hydrocarbon value chain. The infrastructure that our customers have constructed on our acreage to support the development and production of oil and natural gas, attracts additional infrastructure development and new businesses that can take advantage of that existing infrastructure to pursue additional commercial opportunities. For example, the existence of electrical and telecommunications infrastructure and roads generate revenue for us and allow for other uses of our acreage, which generate additional fees from the use of our land and its resources. Our land also contains critical resources for oil and natural gas development that we sell or lease to our customers, including brackish water, sand and subsurface pore space for produced water injection.

Hydrocarbon Value Chain

Access to surface acreage is critical to all stages of hydrocarbon production, which includes well site preparation, drilling and completion and long-term production. We believe that our surface acreage has a deep inventory of economically competitive undrilled well locations that will require long-term access to our surface acreage and its resources by our customers. According to NSAI approximately 7,660 high-probability locations remain within a 10-mile radius of our surface acreage, assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing. Assuming an average rig count of 40.3 rigs (based on average over the last six quarters through June 30, 2023) and 25 days from spud-to-spud, the 4,475 high-probability locations translate to 7.6 years of inventory life. The cumulative inventory life across all potential locations represents approximately 44.6 years of inventory life within a 10-mile radius of our surface acreage. The inventory consists of several distinct intervals across multiple formations. Development locations by probability on and surrounding our surface acreage is detailed in the table below.

Development Locations by Probability

	Our Acreage		5-Mile Radius		10-Mile Radius
	Total Locations	Inventory Years	Total Locations	Inventory Years	Total Locations	Inventory Years
High-Probability	1,115	16.7	4,475	7.6	7,695	7.4
Medium-Probability	651	9.7	7,041	12.0	12,161	11.7
Other Potential	497	7.4	11,377	19.3	26,497	25.5

Total	2,263	33.9	22,893	38.9	46,353	44.6

Rigs within Area		4.6		40.3		71.1

Note: $75 per barrel WTI NYMEX and $4/per MMBtu Henry Hub NYMEX

Source: NSAI

Surface Acreage within Five-mile Radius and 10-mile Radius

We believe that the remaining economic inventory of undrilled wells on our acreage will result in continued oil and natural gas development activity on and near our surface acreage. Produced water naturally exists in underground formations and is brought to the surface during crude oil and natural gas production. Produced water is produced throughout the entire life of the well and is of particular importance to operators in the Permian Basin generally and the Delaware Basin in particular given the amount of produced water significantly exceeds the amount of the related oil and natural gas production. Specifically, for every barrel of oil produced in the Delaware Basin from 2016 to 2022, on average approximately four barrels of associated water were produced according to Enverus. Produced water volumes have increased as hydrocarbon production has increased in the Delaware Basin over the last several years. From 2016 to 2022, produced water in the Delaware Basin grew from approximately 2.5 MMBbl/d to approximately 9.6 MMBbl/d, a CAGR of 25%. Produced water must be reliably separated, handled and recycled or disposed in order for these wells to be brought online and remain in production, driving continuing demand on our acreage. These growing produced water volumes on and around our surface acreage will require customers to access and use our surface acreage throughout all stages of energy development and production.

Hydrocarbon Supply Chain: Surface Overview

$
Lease Fees
Processing Plant
$
Water Sales
Supply Water Pond
$
Royalties
Sand Mining
$
Lease Payments
Pad, Road, Pipeline
and Utility Easements
$
Royalties
Saltwater Disposal Well
to market
to market
to processing
to market via
pipeline or truck
to gathering facility
to disposal or recycle
to disposal
$
Right-of-Way Payments
Pipeline
$
Sales
Caliche (well pads and roads)
Gathering Station
$
Royalties from Oil and Gas Production
Drilling Rig Location
Multi-well Pad
3-Stream & Water Logistics
Oil
Natural Gas
NGL
Water

Wellsite Preparation: Prior to drilling a well, the producer will identify the location for a wellsite. In order to prepare the wellsite for the drilling rig, trucks and equipment required, the producer will build roads to access the wellsite and a well pad for the drilling and hydraulic fracturing operations and future wellbores. During the wellsite preparation phase, we generate revenues from the following:

•

Sales of Caliche: Producers use caliche, which is a mineral deposit of gravel, sand and nitrates, to build roads to access the wellsite and a well pad to allow wellbores to be drilled, completed and equipped for oil and natural gas production. Caliche can also be used for the construction of highways and other infrastructure projects. Caliche that is purchased from our land can be used for activities on, or in the general vicinity of, our land.

•

Surface Use Payments for Utility, Telecommunications, Pipeline, Well Pad and Road Easements: Numerous easements are needed from the surface owner in the preparation of a wellsite, including for electrical and telecommunications infrastructure to provide power and communications to supporting facilities and equipment, pipelines to transport oil, natural gas and produced water, well pads for the equipment and facilities necessary for drilling and completion activities and roads to provide access to the wellsite.

Drilling and Completion: Once the producer drills a well, it uses hydraulic fracturing to complete that well prior to production. During this process, the producer pumps significant amounts of water and sand into the wellbore under high pressure to fracture the formation and stimulate production. Producers are often obligated to purchase the water, and sometimes the sand, used for hydraulic fracturing from the owner of the surface acreage on which they are operating. During drilling and completion, we generate fees from the following:

•	Fees from Brackish Water Sales: Producers purchase brackish water from us to use in hydraulic fracturing. This water can be used for completions on, or in the general vicinity of, our land.

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Fees from Sand Mining: We have leased portions of our land for the development of sand mines. The sand mine operators pay us a fee per ton of sand extracted, which is generally used in hydraulic fracturing. Our sand mine customers are also required to purchase water from us that is used in their mining operations. The sand that is mined on our acreage can be used for completions throughout the Delaware Basin.

Over the past several years, producers have been consistently increasing the lateral lengths of the wells they are drilling and completing. The longer the lateral, the more sand and water that is needed to hydraulically fracture the well. As a result, the average well in the Delaware Basin has increased the average water usage per well from 247 MBbl of total water pumped in 2016 to 446 MBbl of total water pumped in 2022 and increased average proppant (sand) usage per well from 11 million pounds of total proppant (sand) usage in 2016 to 22 million pounds of total proppant (sand) usage in 2022.

Delaware Basin per Well Averages from 2016 – 2022

Source: Enverus

Long-Term Production: Following the completion of a well, water, oil and natural gas are produced and separated into individual streams as they exit the well. This production stream may continue for decades, depending on the characteristics of the specific well. During the production phase, we generate fees from our customers from the following:

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Fees from Water Handling: Following the separation of the produced water from oil and natural gas into individual streams, the produced water is transported away from the well, primarily through pipelines. Wells in the Delaware Basin produce on average approximately four barrels of water for each barrel of oil, with that ratio often increasing over the lifetime of the well. Additionally, deeper formations that producers may target more in the future, such as the Wolfcamp B and Wolfcamp C, typically have higher water-to-oil production ratios relative to the formation that is currently the most commonly drilled, the Wolfcamp A. According to NSAI, the water-to-oil ratio average per development location within a 10-mile radius of our acreage is 5.1 for Wolfcamp B and Wolfcamp C locations compared to 3.4 for Wolfcamp A locations. Additionally, the water volumes on average per location within a 10-mile radius of our acreage are 36% higher location for Wolfcamp B and Wolfcamp C locations compared to Wolfcamp A locations. WaterBridge and other operators of produced water handling facilities located on our surface acreage pay us a fee for each barrel of water handled and skim oil recovered on our land. Much of the produced water handled on our land originates from wells that are not located on our acreage.

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Royalties from Oil and Natural Gas Production: We own approximately 8,000 net royalty acres. When hydrocarbons are produced from wells in which we have leased our mineral interests, we are entitled to receive a royalty payment based on a percentage of the revenue generated from the sales of the hydrocarbons.

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Pipeline Right-of-Way Payments: We receive payments from pipeline operators as compensation for providing a right-of-way for a pipeline to cross our land. Given the amount of oil and natural gas activity in the region, we have a significant number of pipelines that cross our land. In addition to one-time up-front payments, midstream operators must also pay fees for a renewal every five to 10 years, depending on the terms of the particular agreement. If a midstream operator elects not to pay the renewal, it is required to remove the pipeline and restore the right-of-way, which, together with any continued need for the pipeline to continue to operate the underlying business, provides a significant incentive to renew the right-of-way.

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Lease Fees for Processing Plants: Midstream operators need access to land in order to build plants that process wet gas into residue gas and NGLs. As gas-to-oil ratios have been rising, the amount of gas produced in the Permian Basin has also increased. As a result, as of

August 2023, there were 17 processing plants under construction (or planning an expansion) in the Permian Basin, including 12 in the Delaware Basin. A processing plant typically requires 20-40 acres, of land and also results in the need for related pipeline and other infrastructure. We anticipate that we will lease our land to midstream operators to construct new processing plants, and we are currently in negotiations to lease a portion of our acreage for the construction of a new processing plant on our land.

Other Land Uses

Certain areas of our surface acreage are adjacent to major highways and transmission lines, and as a result, we believe that there will be significant opportunities to drive additional uses of our land, which may generate additional surface acreage payments over time. We have identified and are currently pursuing opportunities to receive surface use payments for the following existing and potential future uses of our land:

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Solar Power Generation: According to BloombergNEF, solar energy capacity in the United States will increase from 17.3 GW in 2023 to 49.6 GW by 2030, an increase of 188%. According to the EIA, Texas currently accounts for the second most solar power of any state at roughly 15 GW, only behind California with just over 16 GW. Our expansive land position provides an attractive location for solar development, in part, due to the existing electric transmission lines and other infrastructure in the region that have historically served oil and natural gas power needs. The area also has favorable solar irradiance, local power demand from oil and natural gas activity, a favorable regulatory environment and flat arid land that promotes development. We are actively discussing opportunities with solar project developers to develop future solar projects on our surface acreage. Through our subsidiaries, DBR Solar and Pecos Renewables, and our consulting partners, we are permitting the construction of two facilities with an aggregate of 330-megawatts of solar generation capacity on our Southern Position. We will evaluate the potential sale of both projects after the completion of the Full Interconnection Study with ERCOT, which we expect to receive in the fourth quarter of 2023. Once acquired by a solar operator, we expect site planning and construction to start immediately, and first power to be generated in late 2025 or early 2026. We have identified an additional 1,000 acres of land adjacent to the 250 megawatt project, which we believe could support a second phase with an estimated 120 megawatt of additional solar power generation. We expect to receive an upfront, one-time payment from the sale of these solar projects, as well as fees associated with the use of our land during the construction period and long-term operation of the solar projects.

Direct Normal Solar Irradiance

Source: National Renewable Energy Laboratory, U.S. Department of Energy

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Crypto Currency Mining and Data Centers: In recent years, crypto currency miners and data center operators have established operations in the Permian Basin to take advantage of lower power prices. ERCOT has classified crypto currency mining operations and data centers as Large Flexible Loads (“LFLs”), citing recent growing demand from this new industrial load type. According to ERCOT, LFLs in Texas are consuming over 2.5 GWs as of September 2023, an increase of 67% from of 2022. ERCOT has adjusted its forecast for industrial facilities to include increases in demand of LFLs by 700 megawatt per year from 2023 to 2027, resulting in approximately 5.0 GW total LFL load in 2027. Additionally, ERCOT’s interconnection queue of LFL projects include approximately 6.5 GWs for planning studies approved and 19.6 GW under ERCOT review by 2027. Crypto currency mining and data centers can also require significant volumes of water to keep the servers cool. According to a study published by Berkeley National Laboratory, on-site water consumption for data centers is estimated at 0.46 gallons per kWh of total data center site energy use. We have the opportunity to receive a fee for water supplied to crypto currency mining and data centers for this purpose.

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Non-Hazardous Oilfield Reclamation and Solid Waste Facilities: Our affiliate, Desert Environmental, is actively building two non-hazardous oilfield reclamation and solid waste facilities for oilfield waste on our land. We believe that our surface acreage is attractive for the construction of additional remediation facilities, given our proximity to various sources of energy production and related services activity and major roadways in the area, which allow easy access for the transportation of waste products.

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Commercial Fueling Stations: We have an existing commercial fueling station on our land and we are currently pursuing opportunities to build commercial fueling stations on our land adjacent to interstates and highways. Given the amount of energy-related vehicle traffic in the region, there is significant demand along major thoroughfares for such fueling stations.

Other surface acreage uses that we believe present opportunities longer-term include:

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Power Storage: Due to the intermittent nature of solar and wind energy, production areas reliant on renewable energy generation must have long-duration storage capabilities. Energy storage can provide more effective use of intermittent solar and wind energy resources. Pairing or co-locating an on-grid energy storage system (“ESS”) with wind and solar energy power plants can provide supplemental power supply when direct generation is limited and store excess power when generation exceeds demand or capacity. ESSs also allow for storing and using renewable energy where there is no access to an electric grid. As of June 2023, the EIA reported Battery ESS projects in various stages of development have combined nameplate power capacity additions of 22,255 megawatt planned for installation in 2023 through 2026. Additionally, as of December 2022, one natural gas compressed-air storage system, located in Texas, with approximately 317 megawatt nameplate capacity is planned for completion in 2025 according to the EIA. We are currently developing relationships with power storage and battery project developers who are interested in exploring projects on our land.

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Water Treatment: Due to the amount of produced water generated in the Delaware Basin and certain initiatives in the oil and natural gas industry to identify alternatives to the handling of produced water, we are currently in discussions with developers of water treatment and desalination facilities that treat and/or desalinate produced water for beneficial reuse, which could include using treated water to irrigate non-food crops.

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Hydrogen Production: According to BloombergNEF, proposed hydrogen capacity in the United States will increase from approximately 0.3 Mt-H2 / year in 2023 to approximately 4.0 Mt-H2 / year in 2030, an increase of over 1,200%. The Permian Basin is an attractive region for future hydrogen development given the abundance of resources necessary for hydrogen production along with existing infrastructure. Natural gas can be used to produce blue hydrogen when combined with carbon capture, and hydrogen production is water intensive. The Permian Basin has abundant availability of natural gas and water (both produced water and brackish water). Additionally, hydrogen can be blended into existing natural gas streams for transport in existing pipelines, or existing pipes can be converted to transport hydrogen or ammonia. We have been approached by hydrogen project developers that are currently exploring hydrogen hub projects on our land.

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Carbon Capture and Sequestration: The Inflation Reduction Act of 2022 provides tax credits for carbon capture, utilization and storage (“CCUS”) to incentivize development of CCUS facilities. Due to the level of industrial activity in the region, there are significant opportunities to develop CCUS projects on or around our land.

BUSINESS

Company Overview

Land is a critical component of energy development and production. Access to expansive surface acreage is necessary for oil and natural gas development, solar power generation, power storage and non-hazardous oilfield reclamation and solid waste facilities. Further, the significant industrial economy that exists to service and support energy development requires access to surface acreage to support those activities. These dynamics drove our acquisition and current ownership of approximately 72,000 surface acres in Texas and New Mexico located in the Delaware sub-basin of the prolific Permian Basin, which is among the most economic, liquids-rich hydrocarbon resources in the United States. Our strategy is to actively manage our land and resources to support and encourage oil and natural gas development and other land uses that will generate long-term revenue and Free Cash Flow for us and returns to our shareholders.

The Delaware Basin is the most active oil and natural gas development and production region of the prolific Permian Basin due the abundant remaining oil and natural gas resource life and the low break-even cost of development. Activity in the Delaware Basin is dominated by large, generally publicly listed, well-capitalized producers. Our land is located predominantly in the heart of the Delaware Basin, along and near the regulatory divide of the Texas-New Mexico state border. We believe that our strategic location positions us to capture additional revenues from the growth in infrastructure required to facilitate the development of these resources.

We share a financial sponsor, Five Point, and our management team with WaterBridge. WaterBridge is one of the largest water midstream companies in the United States and operates a large-scale network of pipelines and other infrastructure in the Delaware Basin that handles more than 2.0 million bpd of water associated with oil and natural gas production. WaterBridge operates primarily under long-term agreements with E&P companies to provide critical produced water handling throughout the full life cycle of its customers’ oil and natural gas wells. These long-term contracts and operating relationships provide WaterBridge visibility into the future drilling and completion activity of E&P companies, providing significant insight into key areas of volume growth and long-term trends, which we leverage to encourage and support the development of critical infrastructure on our land, which generates additional revenue streams for us.

Five Point and our management team formed LandBridge to acquire, manage and expand a strategic surface position in the heart of the Delaware Basin primarily to support the development of WaterBridge’s large-scale produced water handling infrastructure. Since our formation, our management and Five Point have successfully started and expanded businesses that generate new and growing revenues for us by capturing and monetizing commercial activity both on and near our land. Recent examples of the benefits of these relationships include the formation of Desert Environmental and WaterBridge’s strategic partnership with Devon Energy, which will support the development of an additional 450,000 bpd of incremental produced water handling infrastructure by WaterBridge to handle volumes from Devon Energy and future commercial opportunities on our land. We believe that WaterBridge’s future growth will continue to underpin increased revenues for us, into which we have significant visibility and which requires minimal investment by us. Additionally, the formation and development of Desert Environmental to bring more responsible non-hazardous oilfield reclamation and solid waste facilities to the areas on and near our surface will facilitate more responsible waste handling by producers and water companies on our land, while capturing revenues for us that would have previously gone to other landowners.

In addition to our relationships with WaterBridge and Desert Environmental, we have actively grown third-party revenues. We utilize a collaborative commercial approach in our dealings with a diversified customer base to provide availability, timing and consistent terms for the use of our land and for their development activities. As a landowner, we benefit from these activities by charging fees and royalties based on our customers’ usage of our land and resources. Furthermore, the cost of development on our land is primarily borne by our customers, allowing us to benefit from their growth without deploying capital. In furtherance of our strategy, we and WaterBridge entered into agreements with TPL, one of the largest landowners in Texas, to provide reciprocal crossing rights and royalty and revenue sharing across an area of mutual interest that provides our customers (including WaterBridge) with greater development efficiency and enables them to increase their operations on our surface.

When we acquired our initial acreage in October 2021, approximately 185,000 bpd of third-party produced water handling capacity existed on our land. Since this initial acquisition, WaterBridge has developed an additional 350,000 bpd of produced water handling capacity on and around our land and is developing an additional 450,000 bpd of produced water handling capacity, particularly within our Core Position, as shown below under “—Our Core Position,” with an additional 420,000 bpd of permitted capacity available for future development. We receive royalties for each barrel of produced water that WaterBridge handles on our land as well as surface use payments for infrastructure constructed on our land.

We generate multiple revenue streams from the use of our surface acreage, the sale of resources from our land and oil and gas royalties.

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Surface Use Royalties and Revenues: We receive fixed-fee and/or variable payments from our customers for the use of our surface acreage for their business operations, which currently include oil and natural gas development and production, produced water transportation and handling, pipeline and electrical infrastructure, a commercial fuel distribution facility and other commercial and industrial activities, including non-hazardous oilfield reclamation and solid waste facilities. This revenue stream will also include revenues generated from the two solar facilities currently being developed on our land.

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Resource Sales and Royalties: We receive fees from the sale of resources from our land, including sales of brackish water utilized in connection with oil and natural gas well completions, and as royalties from sand extracted from our land for oil and natural gas operations. These resources are used by our customers in their projects on and around our land and elsewhere throughout the Delaware Basin.

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Oil and Gas Royalties: We receive a share of recurring revenues from the production of oil and natural gas on our approximately 8,000 net royalty acres through our ownership of mineral interests, which largely underlie our surface acreage.

A key attribute of our business model is entering into agreements under which our customers bear substantially all of the operating and capital expenditures related to their operations on our land, while minimizing our capital requirements for both current and future commercial opportunities, resulting in the ability to create significant Free Cash Flow. During the year ended December 31, 2022, we generated $51.8 million of total revenues, $1.7 million of net income, $41.2 million of Adjusted EBITDA, $20.5 million of cash flow from operating activities, with $3.3 million in capital expenditures, exclusive of acquisition costs, and $17.3 million of Free Cash Flow. Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for more information and reconciliations to the most comparable GAAP measures.

We believe that our active management strategy optimizes the current uses of our land and its resources, while also identifying and developing, or supporting the development of, new uses of and revenues from our land. For the year ended December 31, 2022, we generated $33.5 million of non-oil and gas royalty revenue on our approximately 72,000 owned surface acres, or $465 in revenue per owned surface acre. As a result of our active management strategy, we have increased non-oil and gas

royalty revenue to $     for the twelve-month period ended September 30, 2023, or $     in revenue per owned surface acre. We measure our revenue divided by our total acreage as a performance metric, which we refer to as “surface use economic efficiency. Please see “Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for more information and reconciliations to the most comparable GAAP measures.” Further, we are actively growing revenue streams beyond the hydrocarbon value chain to further maximize utilization of our land and resources. We have entered into, or are currently pursuing, primarily long-term commercial relationships with businesses focused on solar power generation, power storage, crypto currency mining and data management, as well as renewable energy production, among other industries and applications.

Our Assets

We own approximately 72,000 surface acres in the Delaware Basin in Texas and New Mexico. Our surface acreage is located across three separate areas, which we refer to as our Core, Southern and Northern Positions, as shown below as of September 30, 2023. We acquired our initial surface acreage in the Core and Southern Positions in October 2021, and we acquired our initial surface acreage in the Northern Position in April 2022.

Overview of Our Land Position and WaterBridge’s Infrastructure Assets

Our Core Position

Our Core Position consists of approximately 37,000 surface acres located primarily in Loving and Reeves Counties, Texas, near and along the Texas-New Mexico state border. There are substantial hydrocarbon resources under and in close proximity to our Core Position, which attracts high-quality, well-capitalized producers, including Devon Energy, EOG, ConocoPhillips and Occidental. According to NSAI, approximately 3,560 high-probability undrilled well locations across eight formations are within a 10-mile radius of our surface acreage, assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing. A significant portion of our Core Position is semi-contiguous, or checkerboarded, with surface acreage held by TPL, one of the largest landowners in Texas. The nature of the checkerboarded acreage results in E&P companies, midstream companies, service companies and other operators in the area generally needing to access both our and TPL’s surface acreage for rights of way. In order to unlock opportunities for the checkerboarded surface acreage, we, together with WaterBridge, entered into an agreement with TPL that establishes State Line AMI across much of our Core Position and the adjacent TPL surface acreage. This agreement with TPL provides reciprocal crossing rights, as well as royalty and revenue sharing across the State Line AMI, and provides WaterBridge the certainty necessary to develop large scale water infrastructure assets on and around our land. We believe this agreement will provide us and WaterBridge with greater water sourcing and handling opportunities in our Core Position.

Our Core Position provides us with geographic proximity to the operations of significant producers and positions us to benefit from anticipated growth in oil and natural gas development on and around our land, and access to a large, contiguous surface position and geological formations that are generally characterized by high permeability and porosity, enabling reliable and safe water handling.

In contrast to New Mexico, Texas is a more favorable environment for produced water handling. Between January 1, 2021 and June 30, 2023, the Texas produced water handling facility permitting process has taken an average of 184 days from submission to approval for Delaware Basin (as defined by the EIA’s Permian Sub-Basin boundary) facilities, compared to an average of 723 days in New Mexico for Delaware Basin facilities over the same time period. Further, New Mexico regulators are reticent to approve shallow geological produced water handling facilities, with only 19% of all approved permits in New Mexico from January 1, 2021 to June 30, 2023 being for shallower intervals (defined as injection formations above the top of the Woodford Formation), compared to 99% in the southern Delaware Basin in Texas over the same time period. Building infrastructure for deep geological water handling is more time consuming, operationally complex and expensive, which increases the economic risks and limits operational flexibility and certainty desired by WaterBridge and E&P companies. The combination of favorable geological characteristics and a largely less restrictive regulatory environment drives increased demand for produced water handling facilities on the Texas side of the Texas-New Mexico state border.

New Mexico also presents a more restrictive regulatory and hydrological environment for sourcing brackish water necessary for oil and natural gas well completion activity. As a result, much of the brackish water supplied to the oil and natural gas industry in New Mexico is sourced from Texas. Our Core Position contains significant underground brackish water sources from which brackish water can be produced for sale to companies that deliver this water to E&P companies in New Mexico for use in their drilling and completion activities.

As shown below under “—Hydrocarbon Resources Near Our Core Position,” our Core Position and the surrounding acreage represent some of the most productive acreage in the Delaware Basin due to the relatively high concentration of hydrocarbons in the area. According to Enverus as of September 18, 2023, within the Delaware Basin, approximately 43% of active drilling rigs, 37% of active drilling permits and 43% of DUCs were located within 10 miles of our surface acreage. As shown below under “—Water to Oil Production Near Our Core Position,” the oil produced in and around our

Core Position is accompanied by significant volumes of produced water, averaging a ratio of approximately 4.5 barrels of water per barrel of oil, or approximately 80% of total liquids produced from a typical well according to NSAI. This water must be reliably handled in order for these wells to be brought online and remain in production, driving continuing demand for water handling on acreage in close proximity to the operations of producers. We believe that our land is well situated to capture the growth in strategic infrastructure necessary to handle these large volumes of produced water.

Hydrocarbon Resources Near Our Core Position

Water to Oil Production Near Our Core Position

Source: Enverus

WaterBridge’s ability to capture growth in and around our Core Position is evidenced in the recent announcement of a strategic partnership between WaterBridge and Devon Energy to own and operate the largest private water infrastructure system in the Delaware Basin along the Texas-New Mexico state border. As a part of this strategic partnership, Devon Energy and WaterBridge entered into a long-term agreement pursuant to which Devon Energy committed all of its produced water handling to WaterBridge within a large area of mutual interest, including an initial dedication of approximately 52,000 acres. As a result of this transaction and other commercial opportunities, WaterBridge has built 350,000 bpd of produced water pipeline and handling capacity and is developing an additional 450,000 bpd of produced water handling capacity, particularly within our Core Position with an additional 420,000 bpd of permitted capacity available for future development.

Our Core Position straddles one of the most active regions in the Delaware Basin, enhancing our ability to grow our revenue base. Although oil and natural gas production and related services account for a large majority of the activity in our Core Position, we are currently pursuing opportunities along these heavily trafficked regions with customers operating, or pursuing the development of, non-hazardous oilfield reclamation and solid waste facilities, sand mines, crypto currency mining facilities and commercial fueling stations.

Our Southern Position

Our Southern Position consists of approximately 34,000 surface acres located in Reeves and Pecos Counties, Texas in the Delaware Basin. Various producers have operations on or in the vicinity of our Southern Position, including ConocoPhillips, Callon, Permian Resources and Diamondback Energy, and we generate revenues from their use of our Southern Position acreage and its resources. According to NSAI, approximately 3,380 high-probability undrilled well locations across seven formations exist within a 10-mile radius of our surface acreage, assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing. In addition, we continually seek to identify and pursue opportunities with a broad array of customers, including new, distinct operations on our Southern Position. For example, through our subsidiaries, DBR Solar and Pecos Renewables, we are permitting the construction and operation of two facilities with an aggregate of 330-megawatts of solar generation capacity on our Southern Position, and we have identified a third location in our Southern Position that we believe will be an attractive location for an additional 120 megawatts of solar capacity. In addition, our Southern Position is adjacent to the I-10 interstate highway corridor, the fourth longest interstate highway system in the country, as well as I-20, which, each individually and collectively, serve as corridors for significant vehicle traffic and for pipeline and electrical infrastructure, representing additional development opportunities for this surface acreage.

Our Northern Position

Our Northern Position, located in Eddy County, New Mexico in the Delaware Basin, consists of approximately 765 fee-owned surface acres and 8,650 additional surface acres leased from the BLM. We acquired our Northern Position to provide water infrastructure development opportunities to WaterBridge and third parties to support oil and natural gas development in the area. WaterBridge initially built infrastructure to support the operations of Permian Resources and has since expanded its infrastructure to support the operations of Apache Corporation and Devon Energy. Activities on our Northern Position include a brackish supply water pond that serves as a distribution hub for neighboring landowners’ brackish water, and WaterBridge is developing additional produced water storage facilities and recycling ponds.

Our Mineral Interests

We own approximately 8,000 net mineral acres in the Delaware Basin with a weighted average royalty interest based on acreage of 23.9% and an average net revenue interest per well of 4.4%. Our mineral interests are leased to some of the top operators in the Delaware Basin, including Callon, Chevron, ConocoPhillips and Occidental. Our leases with these and other E&P companies permit the lessee to explore for and produce oil, natural gas and NGLs from our land and entitle us to receive an upfront cash payment, or lease bonus, and a percentage of the proceeds from the sales of these commodities in the form of an oil and gas royalty interest. Unlike owners of working interests in oil and natural gas properties, we are not obligated to fund drilling and completion costs, plugging and abandonment costs or lease operating expenses associated with oil and natural gas production. As a mineral owner, we incur only our proportionate share of production and ad valorem taxes and, in some cases, gathering, processing and transportation costs. If the lessee does not meet certain requirements, such as drilling and completing wells within the leased mineral acreage by a specified date, the lessee must pay to extend the lease, or the lease will terminate. If terminated, we would seek to re-lease our mineral interests to another E&P company.

Unlike businesses that focus on buying oil and gas royalty interests, which are more directly exposed to commodity prices, our focus is on surface acreage ownership and the associated fee-based revenue. As a result, we expect to acquire additional mineral interests only incidentally in connection with property acquired primarily for other purposes and, consequently, oil and gas royalties are expected to become a smaller percentage of our total revenues over time.

Our Business Model

We are focused on actively growing revenue from the use of our surface acreage and the sale of resources from our land, while continuing to maximize value from our current mineral interests. We believe that our largely fee-based contracts, as well as our strong base of revenues from our customers’ oil and natural gas production, help mitigate our direct exposure to commodity price fluctuations and promote cash flow stability through commodity price cycles.

Sources of Revenue

Our sources of revenue currently include:

Surface Use Royalties and Revenues

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Surface Use Royalties: Under our SURAs, which typically provide for a five- to 10-year initial terms, we receive a royalty based on a percentage of gross revenues and/or volumetric use in exchange for rights of use of our land. Royalties we receive from operations under our SURAs include produced water transportation and handling operations, skim oil recovery and produced water throughput and waste reclamation, all of which are required for oil and natural gas production throughout the lifecycle of a well.

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Easements and Surface-Related Revenues: Under our SUAs, which typically provide for a five- to 10-year initial terms, we typically receive a fee when the contract is executed, fixed monthly or annual payments, and often additional fees at the beginning of each renewal period. Such agreements typically include pre-defined terms for fees that we will receive for our customers’ development and use of drilling sites, new and existing roads, pipeline easements and electric transmission easements. Our SUAs generally require our customers to use the resources from our land, such as brackish water and sand, for their operations on our land, for which we receive our customary fees.

Resource Sales and Royalties

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Resource Sales: Under our water supply agreements, we sell brackish water to be used primarily in well completions in exchange for a per barrel fee. These fees are negotiated and vary depending on the destination of the brackish water, with brackish water sold for use outside the State Line AMI typically at wholesale prices, and brackish water sold for use in the State Line AMI sold directly to producers at retail prices, with the revenue from such sales shared with TPL. We and TPL have strong relationships with, and contractual commitments from, many of the E&P companies in the State Line AMI. Additionally, the immediate proximity of our Core Position to the Texas-New Mexico state border provides us the ability to deliver brackish water volumes into the otherwise constrained market in New Mexico. Through our relationships, as well as the strategic location of our brackish water resources, we believe that we will benefit from strong demand going forward in both Texas and New Mexico. Similarly, our customers buy caliche from us for the construction of access roads and well pads for which we receive a fixed-fee per cubic yard of caliche extracted from our surface acreage. Businesses operating on our land are generally required to buy all caliche they use on our land from us.

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Resource Royalties: Under our sand lease agreements, we lease our surface acreage to customers to construct and operate at their expense sand mines to provide in-basin sand for use in oil and natural gas completion operations. We receive a fixed royalty per ton of sand extracted, as well as a fixed-fee per barrel of water used to support sand mining operations. A large E&P company currently operates a sand mine on our land, and we have recently executed a joint arrangement with the customer who will develop and operate a sand mine within the State Line AMI.

Oil and Gas Royalties

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Under our oil and natural gas mineral leases, we receive a lease bonus at inception and in connection with any extensions and oil and gas royalties on a per unit produced basis at a market rate, less production taxes and, in some instances, gathering, processing and transportation costs. Our leases, which typically extend for a one- to three-year primary term, permit the lessee to explore for and produce oil, natural gas and NGLs from our land and entitle us to receive a percentage of the proceeds from the sales of these commodities in the form of a royalty. If the lessee does not meet certain requirements, such as drilling and completing wells within the leased mineral acreage by a specified date, the lessee must pay to extend the lease, or the lease will terminate. If terminated, we would seek to re-lease our mineral interests to another E&P company.

We expect our fee-based revenues to grow over time relative to our revenues generated from oil and gas royalties. While our focus is on fee-based arrangements, our revenues generated from oil and gas royalties fluctuate with market prices for oil and natural gas. As shown in the chart below, for the year ended December 31, 2022, approximately 34% of our total revenues was from surface use royalties and revenues, approximately 31% was from resources sales and royalties and approximately 35% was from oil and gas royalties. Our non-fee-based revenue is primarily generated by our oil and gas royalties.

2022 Revenue Breakdown

Our contracts for surface use royalties and revenues and resource sales and royalties generally include inflation escalators, which, when combined with our relatively low operating and capital expenditures, tend to substantially mitigate our exposure to rising costs. Due to our contract structure and relatively high margins, periods of elevated inflation could result in margin expansion for our business if our revenues increase at a faster pace than our operating expenditures. Given the expected long-term nature of production in the Delaware Basin, we expect these contracts to be renewed over an extended period of time.

Active Land Management

Our business model is predicated upon both actively managing the current uses of our land and resources and identifying and developing, or supporting the development of, new uses and revenues from our land. We frequently communicate with existing and potential customers with respect to creating new, and enhancing existing, revenue streams from our land. Unlike many landowners, who primarily focus on agricultural or livestock operations, we proactively promote our land as a location for commercial and industrial uses, and we offer our customers a streamlined contracting process that provides a holistic solution to their operational needs.

As we have continued to attract and support operations on our land, the resulting infrastructure provides the opportunity to attract new businesses that can take advantage of that existing infrastructure to pursue additional commercial opportunities. For example, roads and power and other infrastructure in place on our land reduce development costs for natural gas processing facilities, crypto currency mines and data centers. We target opportunities that make the most efficient use of our surface acreage, allow the same surface acreage to be used for multiple activities and/or improve the value of the surrounding acreage.

Our management and Five Point have successfully started and expanded businesses that generate new and growing revenues for us by capturing and monetizing activity both on and near our land. For example, WaterBridge has historically contracted with unaffiliated parties to handle non-hazardous oilfield waste from its water handling facilities. Five Point and our management formed Desert Environmental to build and operate integrated nonhazardous oilfield reclamation and solid waste facilities on our surface, for which we receive royalties. WaterBridge contracted with Desert Environmental to handle substantially all of the non-hazardous oilfield waste, resulting in additional revenues for us, and we believe that Desert Environmental will benefit from both our management’s commercial relationships with WaterBridge customers and from our relationship with E&P companies that operate on our land.

Financial Performance

Key to our business model is entering into agreements under which our customers bear substantially all of the operating and capital expenditures related to their operations on our land, while requiring modest capital investment by us. As a result, we are able to grow our revenues, net income and Adjusted EBITDA while maintaining relatively high Free Cash Flow.

Our success in signing new commercial agreements through the active management of our land combined with the strength of our existing contracts has resulted in significant growth in our business. Comparing results for the nine months ended September 30, 2023 with results for the nine months ended September 30, 2022:

•	revenue grew from $ million to $ million, representing an increase of %;

•	net income grew from $ million to $ million, representing an increase of %;

•	Adjusted EBITDA grew from $ million to $ million, representing an increase of %;

•	cash flow from operating activities grew from $ million to $ million, representing an increase of %;

•	Free Cash Flow grew from $ million to $ million, representing an increase of %;

•	Operating Cash Flow Margin grew from $ million to $ million, representing an increase of %; and

•	Free Cash Flow Margin grew from % to %.

Adjusted EBITDA, Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures. See “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” for more information and reconciliations to the most comparable GAAP measures.

Our Customers

We have a diverse customer base consisting primarily of businesses that develop and produce oil and natural gas or provide services in support of oil and natural gas production. For the year ended December 31, 2022:

•	no customer contributed more than 12% of total revenue;

•	our five largest customers, which consisted of Chevron, ConocoPhillips, Ace Fluid Solutions, Mewbourne Oil and WaterBridge, comprised approximately 46% of total revenue;

•	our 10 largest customers comprised approximately 70% of total revenue; and

•	approximately 41% of total revenues was from 13 customers with an investment grade credit rating.

Our Relationship with WaterBridge

We share a management team and financial sponsor with WaterBridge. WaterBridge owns and operates one of the largest water midstream systems in the United States, providing water sourcing and produced water handling through one of the largest integrated water networks in the United States, in key oil and natural gas producing basins in Texas, New Mexico and Oklahoma. WaterBridge is one of our largest customers, representing approximately 6.5% and   % of our revenue during the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively. These revenues consist of:

•	produced water handling fees; and

•	fees associated with rights of way for pipelines, equipment and roads and related surface use permits.

During the nine months ended September 30, 2023, we generated $    million of revenues from WaterBridge. For every 100,000 bpd of incremental produced water that WaterBridge brings onto our surface, we expect to generate royalty fees of $3.6 million per year, plus a percentage of the value of skim oil associated with the produced water, as well as any surface use fees for rights of way and other facilities required in connection with any additional WaterBridge infrastructure on our land. Our shared management team facilitates the pursuit of our common goal of capitalizing on energy production in the Permian Basin through our mutually beneficial relationship. Additionally, our management team’s insights into the activity of the producers that are subject to the long-term contracts underlying WaterBridge’s infrastructure platform provides significant insight into producer needs, key areas of volume growth and long-term trends, which we leverage to facilitate development of infrastructure in certain premier locations, thus capturing additional revenue streams.

In the Permian Basin, WaterBridge is primarily focused on building and operating integrated water networks to provide operational continuity for its upstream customers. WaterBridge’s integrated systems provide continuous handling capacity for water produced in connection with production operations, which often represents 80% or more of the total volume of combined water and oil and natural gas production in the Delaware Basin. WaterBridge’s network provides operational redundancy, customer flow assurance and recycling and redelivery across its entire Permian Basin footprint. Within the Delaware Basin, WaterBridge currently has approximately 1,500 miles of pipeline, 127 produced water handling facilities and 2.9 million bpd of water handling capacity. In particular, WaterBridge operates an integrated water network on our Core Position with approximately 350,000 bpd of existing water handling capacity and is developing an additional 450,000 bpd of produced water handling capacity with an additional 420,000 bpd of permitted capacity available for future development. Because produced water handling is critical to oil and natural gas production in the Permian Basin, we believe that our strategically located land and close relationship with WaterBridge provide significant value to us.

In addition, the State Line AMI provides WaterBridge the certainty necessary to develop large-scale water infrastructure assets on our land, which we believe will provide us and WaterBridge with greater water sourcing and handling opportunities.

Our Relationship with Desert Environmental

We share a financial sponsor with Desert Environmental. Desert Environmental is developing two environmental remediation facilities for non-hazardous oilfield waste on our land. We believe that our surface acreage is attractive for the construction of additional remediation facilities, given our proximity to various sources of energy production and related services activity and major roadways in the area, which allow easy access for the transportation of waste products. We will earn revenue from waste disposal and reclamation and from providing water for landfill operations.

WaterBridge has historically contracted with unaffiliated parties to handle solid waste from its water handling facilities. Five Point and our management team formed Desert Environmental and

WaterBridge contracted with Desert Environmental to handle substantially all of the non-hazardous oilfield waste, resulting in additional revenues for us. This contract provides the base level of business required to support the development of two environmental remediation facilities for non-hazardous oilfield waste on our land and provides the commercial support for the development of Desert Environmental. Desert Environmental will also benefit from our management’s commercial relationships with WaterBridge’s customers, as well as our relationship with E&P companies that operate on our land. We earn royalties from solid waste disposal and reclamation operations and from providing brackish water for landfill operations.

Our Relationship with Five Point

Five Point is an investment firm focused on building businesses within the environmental water management and sustainable infrastructure sectors. Five Point acquires and develops in-basin assets, provides growth capital and builds industry leading companies with experienced management teams and large E&P partners. As of September 22, 2023, Five Point held approximately $4 billion of capital under management. Five Point will indirectly own a majority of our common shares following this offering and owns a majority of the equity interests in WaterBridge and Desert Environmental.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our business objectives.

Our land is a critical component for our customers’ business operations in the Delaware Basin, which often require our land and resources for multiple uses.

Approximately 65% of our revenue for the year ended December 31, 2022 was generated from uses of our land and its resources to support the development and production of oil and natural gas. Our customers use our land and its resources in a variety of ways, including for:

•	the construction of access roads, well pads and other infrastructure;

•	rights of way for pipelines and electrical transmission easements;

•	the extraction of brackish water and sand; and

•	produced water handling.

We offer our customers a streamlined commercial process through long-term agreements that provide surface access as well as access to sand, brackish water and other resources. Our customers actively seek to enter into agreements to use our land and resources because of our strategic location in the core of the Permian Basin, and, consequently, we believe that we are well situated to receive favorable terms from our customers. Additionally, as our customers conduct development activities, additional infrastructure is installed, such as roads, electrical transmission and telecommunications infrastructure, the presence of which provides the opportunity to attract additional customers who can take advantage of that installed infrastructure to pursue new commercial opportunities that drive increased use of our land and generate incremental revenue for us.

Our relationship with WaterBridge uniquely positions us to capture produced water volume growth.

We have a symbiotic relationship with WaterBridge. Efficient and reliable produced water handling requires pipelines, equipment and roads to be developed across large, contiguous tracts of land. Under our water facilities agreement with WaterBridge, WaterBridge may obtain rights of way across our footprint, and we receive increasing revenues as its system is developed. Our surface acreage position enables WaterBridge to optimize the development of its infrastructure by building larger water hubs more quickly and efficiently. Since we acquired our initial acreage, WaterBridge has added 350,000 bpd of water handling capacity on and around our land, and is developing an additional 450,000 bpd of produced water handling capacity, with another additional 420,000 bpd of permitted capacity available for future development.

Additionally, our relationship with WaterBridge provides a clearer line-of-sight to future revenue, which enables more accurate planning and forecasting. Our produced water-related royalties and fees are primarily generated by WaterBridge’s infrastructure built on our land. Our shared management team has visibility into the expected volumes of produced water that will be handled on our land as a result of its insights into producer activity that is contracted on its produced water system.

Our business has largely fee-based, recurring and growing revenue streams and is unburdened by substantial operating or capital expenditures.

Our revenue is primarily generated from recurring land use and royalty payments derived from customers who use our land and resources to operate and grow their businesses. In 2022, 61% of our revenue was fee-based and not directly exposed to commodity prices. Moreover, we do not incur substantial operating or capital expenditures in order to generate or increase revenue, and, as a result, we believe that we have the ability to generate attractive returns for our investors. Additionally, the contracts underlying our fee-based revenue streams generally include inflation escalators and, when combined with our relatively low operating and capital expenditure requirements, position us to generate superior Free Cash Flow growth over time relative to other inflation exposed businesses that incur significant operating costs and capital expenditures. Our revenues have grown   %, from $     in the first quarter of 2022 to $     in the third quarter of 2023.

Our land is strategically located along and near the Texas-New Mexico state border and in the heart of the highly active, low cost and deep inventory Permian Basin.

Our land sits within the Delaware Basin, which is the most active region of the prolific Permian Basin due the abundant remaining oil and natural gas resource life and the low break-even cost of development. According to Enverus as of September 18, 2023, (i) 167 active drilling rigs were operating in the Delaware Basin, 50 rigs or 43% more rigs than in the Midland Basin, which is the second most active sub-basin in the U.S. Lower 48 and (ii) approximately 43% of drilling rigs and 37% of drilling permits in the Delaware Basin are located within 10 miles of our land.

According to NSAI, approximately 7,660 high-probability undrilled well locations across eight formations remain on or within a 10-mile radius of our surface acreage, assuming $75 per barrel WTI NYMEX pricing and $4 per MMBtu Henry Hub NYMEX pricing.

Our Core Position along and near the Texas-New Mexico state border is dominated by large, generally publicly listed, well-capitalized producers seeking responsible water management. Producers that have operations in New Mexico look across the state border to Texas to do business with us for multiple reasons including:

•	brackish water for well completions given the relative abundance of water resources on the Texas side of the state border;

•	more favorable regulatory environment for produced water handling in Texas; and

•

more burdensome regulatory and permitting requirements associated with more stringent state-level regulatory requirements for oil and natural gas development and the significant amount of BLM acreage in New Mexico.

We benefit from development activities both on and around our land, and we believe that over the long-term our strategically located position in the Permian Basin will continue to be a center of oil and natural gas development and production activity and an interconnected industrial ecosystem from which we can generate revenue.

Our land has multiple potential uses that extend beyond its current uses, and customer development on one tract of land can improve the value of surrounding areas.

The infrastructure and oil and natural gas development projects that our customers pursue on our land are intended to be long-term assets, over the life of which we expect to earn revenue. Upon expiration of any particular contract, we can redeploy the previously occupied surface acreage for new revenue generating opportunities.

The infrastructure on our land supports the development and production of oil and natural gas, which attracts additional uses of our land near the areas of drilling and production, such as onsite power generation, pipelines and road construction. While these additional activities generate revenue for us, they are not land intensive and allow for other uses of our land. For example, through our subsidiaries, DBR Solar and Pecos Renewables, we are obtaining permits for the construction and operation of two solar facilities with an aggregate of 330-megawatts of capacity on our Southern Position, and we have identified a third location in our Southern Position that we believe will be an attractive location for an additional 120-megawatts of solar capacity. We have also identified and are currently pursuing opportunities to receive surface use payments from crypto currency mining and data centers, non-hazardous oilfield reclamation and solid waste facilities and commercial fueling stations, and we believe that our land would also be attractive for power storage and water treatment facilities as well as other applications.

We have an entrepreneurial management team with a demonstrated history of building businesses and creating value.

Our management team has an average of 18 years of experience in the energy industry, with a proven history of value creation. Notably, our management team has grown WaterBridge into one of the largest water midstream companies in the United States.

Our management team has sought, and continues to seek, opportunities to efficiently commercialize and optimize our land position. Since acquiring our initial surface acreage position in October 2021, our management team has successfully created or identified new sources of revenue with modest capital investment including:

•	unlocking the value of our checkerboarded surface acreage through the State Line AMI;

•	forming a joint venture between WaterBridge and Devon Energy for the development and utilization of significant additional produced water infrastructure from which we earn royalty payments;

•

entering into sand lease agreements with a large, investment-grade E&P company and a customer to construct, at their respective expense, sand mines on our surface acreage which generates sand and source water royalties for us;

•

identifying and pursuing development opportunities to earn incremental surface use payments from oil and natural gas and energy transition development activities, including two solar facilities in the process of being permitted; and

•

through our relationship with Desert Environmental, coordinating to develop best-in-class integrated non-hazardous oilfield reclamation and solid waste facilities on our land from which we will earn revenue from waste disposal and reclamation and from providing water for landfill operations.

Our Business Strategies

Our principal business objective is maximizing risk-adjusted total return to our shareholders by growing cash flow. We intend to pursue the following business strategies to achieve this objective.

Actively manage our land to grow existing revenue streams and drive new activity while investing modest capital.

Since we acquired our initial surface and mineral estate in October 2021, we have rapidly grown our contracted revenue base while investing modest capital, resulting in a substantial increase in cash flow. We achieved this growth by actively managing our land to increase existing revenue streams as well as entering into new business lines. We offer a streamlined contract negotiation process, and we are actively performing initial project development (site identification, system design and permitting) to create a differentiated value proposition for potential customers.

Although we have made considerable progress in increasing our revenue, we believe that our land and resources remain underdeveloped, with significant opportunities for growth within the hydrocarbon and energy transition value chains. We target opportunities that make the most efficient use of our surface acreage, allow the same acre to be used for multiple activities and/or improve the value of surrounding areas, resulting in an interconnected industrial ecosystem. Accordingly, we are in frequent communication with existing and potential customers with respect to creating new, and enhancing existing, revenue streams from our land. We seek to provide a holistic solution and expect to require our customers, when possible, to use our land and resources to meet their needs for produced water handling, source water and sand for well completions, easements and rights of way for roads, utilities, pipelines and other access facilities and waste disposal and reclamation. For example, our sand mine contracts provide us with a per ton royalty on sand and require the operators to purchase from us any water required for their sand operations on our land.

Actively pursue revenue streams beyond the oil and natural gas value chain, which may include the development of energy transition related infrastructure on our land.

Our land provides multiple opportunities for further commercialization, and we comprehensively evaluate each acre to understand its highest value use, which includes the potential to employ the land for use outside of the oil and natural gas industry. Investments in energy transition projects such as hydrogen, solar, carbon capture and sequestration, and regenerative agriculture are growing rapidly. IRA provides incentives that greatly improve the economics of these projects and has accelerated their development. For example, we are in the process of permitting two new solar projects that could take advantage of IRA incentives on our land, with our land serving as a prime location for such projects given the flat and open terrain, high solar irradiance and proximity to transmission infrastructure.

We have identified multiple potential projects and activities in the near-term that will foster a more sustainable future, including water recycling hubs, beneficial re-use for produced water, and solid waste and reclamation facilities. We are actively performing initial solar and power storage developments through site identification, system design and permitting to provide us with the opportunity to generate long-term, fixed-fee revenue streams. We structure our contracts to include remediation requirements, which protect our land and ensure that at the end of the contract life, should we choose to, we are able to employ our land for use outside of its previously contracted function.

Capitalize on our relationship with WaterBridge and Desert Environmental to increase revenue.

We share a financial sponsor and management team with WaterBridge, one of the largest water midstream companies in the United States, and Desert Environmental. WaterBridge has an expansive asset base in the Delaware Basin including over 1,500 miles of pipeline and 127 produced water handling facilities capable of handling over 2.9 million bpd of produced water. Our management team’s insights into basin-wide activity as a result of WaterBridge’s platform provides significant insights into producer needs, key areas of volume growth and long-term trends, which our management team leverages to position us to capture additional development opportunities and revenue streams. Desert Environmental is currently developing two integrated non-hazardous oilfield reclamation and solid waste facilities on our land to service customers in the Delaware Basin, including WaterBridge.

Taking advantage of our Core Position along and near the Texas-New Mexico state border is a key piece of our strategy to grow our business in the Northern Delaware Basin. Across our Core Position, including as a result of its strategic partnership with Devon Energy, WaterBridge constructed 350,000 bpd of produced water handling capacity on and around our lands and is developing an additional 450,000 bpd of capacity, with another 420,000 bpd of permitted capacity available for future development. We believe that the system, which is designed for operational redundancy, customer flow assurance and recycling and redelivery across its entire Delaware Basin footprint, will be a leader among the next generation of water handling facilities including water recycling, enhanced evaporation and desalination facilities, which could potentially provide incremental surface use revenues and royalties to us.

We expect to grow organically alongside WaterBridge and Desert Environmental as they increase operational capacities on our surface acreage. For each incremental barrel of source or produced water handled by WaterBridge on our land, we will earn additional revenue while investing modest capital. We also receive revenue through Desert Environmental from waste disposal and reclamation and from providing water for landfill operations. Additionally, should we choose to acquire additional surface acreage, we may be able to enhance returns by entering into additional commercial agreements with WaterBridge and/or Desert Environmental when our respective businesses align.

Maintain a conservative balance sheet that provides flexibility to pursue disciplined and opportunistic consolidation while returning capital to shareholders.

We believe that our diverse revenue streams combined with modest operating and capital expenditures provide a robust Free Cash Flow profile for investors. The long-term success of our company will be driven by our ability to effectively allocate Free Cash Flow. We may seek to maximize value to our shareholders by paying dividends, buying back our common shares or pursuing potential value-accretive acquisitions or divestitures of our surface acreage and/or mineral interests. We intend to employ a conservative financial policy and maintain a robust balance sheet that will provide us flexibility to pursue these strategies.

We also believe that fragmented surface ownership in the Permian Basin provides the option to acquire land at attractive valuations and to further commercialize and optimize such land over time. Should we choose to grow our position via acquisitions, we will seek targets that offer returns based on their existing customer base that also have opportunities for us to further enhance returns by growing revenue through continued commercialization and optimization of the surface acreage.

Properties

As of September 30, 2023, we owned approximately 72,000 surface acres in four counties across Texas and New Mexico. All of our acreage is encumbered by mortgages that secure our credit facility. Other than such mortgages and our SURAs, there are no material liens or encumbrances on our title to the surface estate on our acreage as of June 30, 2023.

As of September 30, 2023, we also own approximately 8,000 net royalty acres in Texas with a weighted average royalty interest of 23.9% and net revenue interest per well of 4.4%. The following table shows our surface ownership and royalty ownership by county as of June 30, 2023:

	Number of Acres
Location (by county)	Surface	Net Royalty (1)
Texas:
Loving	33,381	1,145
Reeves	32,588	6,822
Pecos	5,039	—
New Mexico:
Eddy	765	—

Total	71,773	7,967

(1)	Standardized to 1⁄8th interest.

Customers; Material Contracts and Marketing

Customers

We have a diverse customer base consisting primarily of businesses that develop and produce oil and natural gas or provide services in support of oil and natural gas production. Our customers are generally large, well-capitalized businesses that have strong credit ratings. For the year ended December 31, 2022:

•	our five largest customers, which consisted of Chevron, ConocoPhillips, Ace Fluid Solutions, Mewbourne Oil and WaterBridge, comprised approximately 46% of total revenues;

•	no individual customer contributed more than 12% of total revenues;

•	our 10 largest customers comprised approximately 71% of total revenues; and

•	approximately 41% of total revenues was from 13 customers with an investment grade credit rating.

During the year ended December 31, 2022, 24% of our total revenues came from two significant customers, Chevron and ConocoPhillips.

The loss of any one of these customers could adversely affect our total revenues and have a material adverse effect on our results of operations, cash flows and financial position. Furthermore, the determination by a customer to initiate or maintain activities on or around our land largely depends on the location of our surface acreage relative to the nature and locations of such customer’s operations and such customer’s need for the use of our land and resources. Our customers generally consist of a limited universe of entities operating in the Delaware Basin on and around our acreage.

Material Contracts and Marketing

We enter into various agreements with our customers in the ordinary course relating to the use of our land and resources.

•	For a description of our SURAs, see “—Sources of Revenue—Surface Use Royalties and Revenues—Surface Use Royalties.”

•	For a description of our SUAs, see “—Sources of Revenue—Surface Use Royalties and Revenues—Easements and Surface-Related Revenues.”

•	For a description of our water supply agreements, see “—Sources of Revenue—Surface Use Royalties and Revenues—Resource Sales.”

•	For a description of our sand lease agreements, see “—Sources of Revenue—Surface Use Royalties and Revenues—Resource Sales.”

In addition, we are a party to various agreements with affiliates relating to the use of our land and its resources, including:

•

a water facilities agreement with WaterBridge with a minimum term of approximately five years and automatic one-year renewals unless terminated by a party prior to renewal, pursuant to which WaterBridge uses our land for its operations, and we are paid royalties for each barrel of produced water transported across our land and surface use payments in respect of its infrastructure constructed and operated on our surface acreage; and

•

surface use agreements with Desert Reclamation LLC and Safefill Pecos, LLC, each a subsidiary of Desert Environmental, each with a minimum term of 10 years and automatic one-year renewals unless terminated by either party prior to renewal, pursuant to which we have granted certain rights to construct, operate and maintain non-hazardous oilfield reclamation and solid waste facilities on our land and we are paid revenue from solid waste disposal and reclamation and from providing water for landfill operations.

We are also party to lease arrangements with respect to a portion of our oil and natural gas mineral interests. See “—Our Assets—Mineral Interests.”

In addition to continuing to capitalize on existing agreements and relationships, we intend to pursue and acquire new commercial arrangements in an effort to develop and diversify our revenue streams. As such, we are currently pursuing arrangements relating to solar power generation,, crypto currency mining and data centers, non-hazardous oilfield reclamation and solid waste facilities and commercial fueling stations, among other revenue streams.

Infrastructure

In order to use our surface acreage to, among other things, support all stages of energy development and production to supply growing global demand, we have entered into various surface use agreements through which our customers have built and own or are developing infrastructure on our land, including oil, natural gas and produced water gathering pipelines, recycled water pipelines, produced water handling facilities, water recycling ponds, a sand mine, non-hazardous oilfield reclamation and solid waste facilities and a crypto currency facility, as of October 1, 2023. We also own brackish water wells and ponds on our land.

In addition to the above infrastructure, improvements with respect to permanent electrical infrastructure, including telecommunication lines, drilling pad sites, roads and landfills, among other things, have been made on our land that improve reliability and lower operating costs for our customers. Although infrastructure with the ability to increase revenue-generating activities is already present on our surface acreage, we believe that our land presents a multitude of additional opportunities for further commercialization and optimization, including coordinating with customers to construct infrastructure relating to power storage, water treatment facilities, hydrogen production and carbon capture and sequestration.

Cyclical Nature of Oil and Natural Gas Industry

The oil and natural gas industry is a highly cyclical industry. Demand for the use of our land and its resources depends substantially on activity levels by producers on and around our land. Prevailing commodity prices and future demand for, and price of, oil and natural gas and volatility in oil or natural gas prices (or the perception that oil or natural gas prices will decrease) affects such producers’ capital expenditures and willingness to pursue development activities. As such, the willingness of our producers to engage in drilling activities on and around our land is substantially influenced by the market prices of oil and natural gas. Producers tend to increase capital expenditures in response to increases in oil and natural gas prices, which would generally be expected to result in greater revenues for us. Increased capital expenditures can also lead to greater production, which historically has resulted in increased supplies of oil and natural gas that can, in turn, reduce prices thereby leading to a reduction in activity levels. For these reasons, the results of our operations may be cyclical and may fluctuate from quarter to quarter and from year to year, and these fluctuations may distort comparisons of results across periods.

Seasonality

While our business is not necessarily seasonal in nature, revenue from the use of our land and its resources may fluctuate over certain reporting periods due to fluctuations in the prices of oil and natural gas. Generally, but not always, the demand for natural gas, as well as associated production, decreases during the summer months and increases during the winter months, thereby affecting the amount we receive in association with natural gas production and related activities on our land. Seasonal anomalies, such as mild winters or hotter than normal summers, may lessen this fluctuation. Demand for oil has generally not been seasonal. Our other revenue streams, including sales of brackish water, payments from SUAs and other surface related revenue and sales of resources, may also vary from period to period due to seasonal changes in supply and demand, and a variety of additional seasonal factors that are beyond our control and the control of producers on or around our land.

Our results and business are significantly dependent on our customers and their activities on our land, which are beyond our control. Weather conditions in the Permian Basin generally result in higher drilling activity in the spring, summer and fall months, although summer and fall drilling activity can be restricted due to severe weather conditions. In the fourth quarter, due to inclement weather and the exhaustion of annual drilling and completion capital expenditure budgets, drilling activity typically declines in the Permian Basin. As a result, our results of operations, cash flows and financial position may vary year over year, with particular periods of results not necessarily indicative of our future results.

Human Capital Resources

We manage our operations through our Shared Services Agreement (the “Shared Services Agreement”) with certain affiliates of WaterBridge (the “Manager”). Pursuant to the Shared Services Agreement, the Manager provides us with our senior executive management team and certain management services, as well as general, administrative, overhead and operating services to support our business and development activities, including five full-time personnel exclusively providing field services on our surface acreage and two full-time corporate services personnel exclusively providing corporate services to us. Because our customers construct and operate almost all of the infrastructure installed on our acreage, we have and expect to maintain a minimal number of employees. However, our future success will depend partially on the attraction, retention and motivation of qualified personnel who provide services to us through the Shared Services Agreement. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. In general, we believe that our personnel relations are satisfactory.

Personnel Health and Safety

Safety is important to us and begins with the protection and safety of our personnel and the communities in which we operate. We value people above all else and remain committed to making safety and health our top priority. We strive to comply with all applicable health and safety laws and regulations and continually seek to maintain and deepen our safety culture by providing a safe working environment that encourages active personnel engagement, including implementing safety programs and continuing education policies to achieve improvements in our safety culture. We intend to continue to develop and administer policies to promote our organizational goals and improve and maintain the safety of our workspace.

Competition

The market in which we operate is competitive due to the location of our land in the Permian Basin in Texas and New Mexico and to the services in which we offer our customers. Given our geographic concentration in the Permian Basin, we compete with existing landowners in the area to provide an attractive development site for the limited number of potential customers that seek to develop and/or construct infrastructure in Texas and New Mexico to support their various business activities. We also compete with such landowners over the limited supply of, and demand for, resources, including brackish water, in the area. Furthermore, to the extent any new property owner purchases land located in areas comparable to our surface acreage, such property owner could be a potential competitor. As we continue to grow our business and enter into new business lines, including with respect to renewable energy, non-hazardous oilfield reclamation and solid waste facilities and other revenue streams, we will experience increasing levels of competition. Competition in our current market is based primarily on the geographic location of land, business reputation, pricing arrangements for the use of the land and its resources and legal and regulatory restrictions, among other factors. Although some of our competitors may have a broader geographic scope, longer operating history and greater financial and other resources than we may have, we believe that we are competitively well-positioned due to the premier location of our land, which also provides a multitude of resources and uses, the reliability of our assets and our customer relationships, such as our symbiotic relationship with WaterBridge and Desert Environmental.

Insurance

We maintain insurance coverage at levels that we believe are reasonable and prudent; however, as is customary in our industry, we do not insure fully against all risks associated with our business, either because such insurance is not available or because premium costs are considered prohibitive. We may not be able to maintain adequate insurance in the future at rates or on other terms we consider commercially reasonable and our actual coverage may not insure against many types of interruptions or events that might occur. In addition, the proceeds of any such insurance may not be paid in a timely manner and may be insufficient if a loss event were to occur. The occurrence of such an event, the consequences of which are either not covered by insurance or not fully insured, or a significant delay in, or denial of, the payment of a major insurance claim, could have a materially adverse effect on our results of operations, cash flows and financial position. Our arrangements with our customers operating on our land require the maintenance of certain levels of insurance and such customers’ indemnification of us to protect for such events occurring with respect to their operations.

Near Term Business Plan and Capital Needs

We generate multiple revenue streams from the use of our surface acreage, the sale of resources from our land and oil and gas royalties. During the remainder of 2023 and 2024, we intend to continue our active land management strategy of optimizing the current uses of our land and its resources, while also identifying and developing, or supporting the development of, new uses of and revenues from our land. We do not currently anticipate any significant capital requirements during the remainder of 2023 and 2024 associated with research and development, acquisitions, an increase in the number of employees or otherwise.

Under most of our agreements with our customers, our customers bear substantially all of the operating and capital expenditures related to their operations on our land, which minimizes our capital requirements for both current and future commercial opportunities. We intend to use the net proceeds from this offering to repay all outstanding borrowings under our credit facility, to make a distribution to NDB Parent and, to the extent any net proceeds remain, for general company purposes. Management does not believe that the proceeds from this offering will be required for us to continue our active land management strategy. Instead, management believes that our cash on hand and cash flow from operating activities will provide us with sufficient liquidity to execute such strategy.

Should we seek to grow our acreage position through acquisitions of additional acreage and additional capital were required in excess of our cash resources, we expect that we would seek to raise such capital through borrowings under our credit facility, offerings of debt and equity securities or other similar means.

Regulation of Environmental and Occupational Safety and Health Matters

Our customers’ business operations are subject to numerous environmental and occupational health and safety laws and regulations that may be imposed at the federal, regional, state and local levels. The activities that our customers conduct in the course of oil and natural gas exploration and production, produced water handling, sand mining, and other activities are subject to or may become subject to stringent environmental regulation. We generally seek indemnity from our customers for liabilities arising from their operations on our land, and we maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such indemnity and insurance may not be adequate to cover our liabilities, and we are not fully protected or insured against all risks. We do not expect environmental compliance costs to have a material adverse effect on our results of operations, cash flows and financial position; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our results of operations, cash flows and financial position, or on those of our customers.

The more significant of these existing environmental and occupational health and safety laws and regulations include the following U.S. legal standards, as amended from time to time:

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the CAA, which restricts the emission of air pollutants from many sources and imposes various pre-construction, operational, monitoring and reporting requirements, and that the EPA has relied upon as authority for adopting climate change regulatory initiatives relating to GHG emissions;

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the Federal Water Pollution Control Act, also known as the Clean Water Act (“CWA”), which regulates discharges of pollutants into state and federal waters and establishes the extent to which waterways are subject to federal jurisdiction and rulemaking as protected waters of the United States;

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the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes liability on generators, transporters, and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur;

•	the Resource Conservation and Recovery Act (“RCRA”), which governs the generation, treatment, storage, transport, and disposal of solid wastes, including hazardous wastes;

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the Oil Pollution Act of 1990, which subjects owners and operators of onshore facilities, pipelines and other facilities, as well as lessees or permittees of areas in which offshore facilities are located, that are the site of an oil spill in waters of the United States, to liability for removal costs and damages;

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the Safe Drinking Water Act (the “SDWA”), which ensures the quality of the United States’ public drinking water through the adoption of drinking water standards and control of the injection of waste fluids into below-ground formations that may adversely affect drinking water sources;

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the ESA, which restricts activities that may affect federally identified endangered and threatened species or their habitats through the implementation of operating restrictions or a temporary, seasonal, or permanent ban in affected areas;

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the National Environmental Policy Act, which requires federal agencies to evaluate major agency actions having the potential to impact the environment and that may require the preparation of environmental assessments and more detailed environmental impact statements that may be made available for public review and comment; and

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the Occupational Safety and Health Act, which establishes workplace standards for the protection of the health and safety of employees, including the implementation of hazard communications programs designed to inform employees about hazardous substances in the workplace, potential harmful effects of these substances, and appropriate control measures.

These environmental and occupational health and safety laws and regulations generally restrict the level of substances generated as a result of operations that may be emitted to ambient air, discharged to surface water, and disposed or released to surface and below-ground soils and ground water. Additionally, there exist tribal, state and local jurisdictions in the United States where we operate that also have, or are developing or considering developing, similar environmental and occupational health and safety laws and regulations governing many of these same types of activities. Any failure by us, or our customers, to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, and criminal fines or penalties; the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all activities in a particular area. Certain environmental laws also provide for citizen suits, which allow environmental organizations to act in place of the government and sue customers for alleged violations of environmental law. The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor determinable as existing standards are subject to change and new standards continue to evolve.

Some of our land has been or is now operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons is not under our control. Under environmental laws such as CERCLA and RCRA, we could incur strict, joint and several liability for remediating hydrocarbons, hazardous substances or wastes disposed of or released by us or prior owners or operators. We also could incur costs related to the clean-up of third-party sites to which we sent regulated substances for disposal or to which we sent equipment for cleaning, and for damages to natural resources or other claims related to releases of regulated substances at or from such third-party sites.

Waste Disposal. RCRA and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and nonhazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA’s less stringent nonhazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as nonhazardous could be classified as hazardous wastes in the future. Any loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and natural gas producing operators’ costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers’ results of operations, cash flows and financial position.

Wastes containing naturally occurring radioactive materials (“NORM”) may also be generated in connection with our customers’ operations. Certain processes used to produce oil and natural gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by OSHA. These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste and the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.

The CWA and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and analogous state laws also require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities.

Water Regulation. The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. There continues to be uncertainty regarding the federal government’s applicable jurisdictional reach under the CWA over waters of the U.S., including wetlands, as the EPA and the U.S. Army Corps of Engineers (“Corps”) under the Obama, Trump and Biden Administrations have pursued multiple rulemakings since 2015 in an attempt to determine the scope of such reach. In December 2022, EPA and the Corps proposed a final rule founded upon the pre-2015 regulations and incorporated updates based on existing Supreme Court decisions, including considerations based on regional and geographic differences. However, this rule has been subject to legal challenge and is currently enjoined in Texas. Additionally, the Supreme Court recently decided Sackett v. EPA, a case relating to the legal tests used to determine whether wetlands should be considered “waters of the United States.” In Sackett, the Supreme Court significantly narrowed the scope of “waters of the United States” from its earlier jurisprudence by holding that, under the CWA, the word “waters” refers only to geographical features that are described in ordinary parlance as “streams, rivers, oceans, and lakes” and adjacent wetlands that are indistinguishable from those bodies of water due to a continuous surface connection. The Sackett decision undermines the current and proposed waters of the United States rules, which both incorporate the broader “significant nexus” test previously embraced by the Supreme Court. As a result, and absent new legislation, the EPA and the Corps will likely need to issue new regulations to reflect the Supreme Court’s narrowed interpretation of the agencies’ jurisdiction under the CWA. To the extent any rule or regulation expands the scope of the CWA’s jurisdiction, we, WaterBridge, Desert Environmental and our producers and other customers could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of crude oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. To the extent that any new final rule or rules issued by the EPA and Corps under the Biden Administration expands the scope of the CWA’s jurisdiction in areas where we or our customers conduct operations, such developments could increase compliance expenditures or mitigation costs, contribute to delays, restrictions, or cessation of the development of projects, and also reduce the rate of production of oil and natural gas from producers with whom we have a business relationship and, in turn, have a material adverse effect on our results of operations, cash flows and financial position. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for noncompliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Air Emissions. The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us, or our customers, to obtain preapproval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers’ development of oil and natural gas projects. Over the next several years, our customers may incur certain capital expenditures for air pollution control equipment or other air emissions related issues, which could lead to an increase in our customers’ operating costs or a decrease in our or our customers’ revenues and limit future development activity by our customers, including WaterBridge and Desert Environmental, thereby reducing their demand for the use of our land and resources. For example, in 2015, the EPA issued a final rule under the CAA, making the National Ambient Air Quality Standard (“NAAQS”) for ground level ozone more stringent. Since that time, the EPA has issued attainment/nonattainment designations with respect to ground-level ozone and in December 2020, the EPA under the Trump Administration published a final action that, upon conducting a periodic review of the ozone standard in accord with CAA requirements, elected to retain the 2015 ozone NAAQS without revision on a going-forward basis. However, several groups have filed litigation over this December 2020 decision, and the Biden Administration has announced plans to reconsider the December 2020 final action in favor of a more stringent ground-level ozone NAAQS, a decision on which is expected in 2023. State implementation of the revised NAAQS could also result in the imposition of more stringent requirements. Compliance with the NAAQS requirements or other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase our or our customers’ costs of development and production, which costs could reduce demand for our services and have a material adverse impact on our results of operations, cash flows and financial position. In addition, the IRA amends the CAA to impose a fee on the emission of methane from sources required to report their GHG emissions to the EPA, including those sources in the onshore petroleum and natural gas production and gathering and boosting source categories. The IRA also imposes a federal fee on the emission of GHGs through a methane emissions charge, including onshore petroleum and natural gas production. These methane emissions charges, which will start in calendar year 2024, could increase costs for our customers and, indirectly, adversely affect our results of operations, cash flows and financial position.

Produced Water Handling Facilities. Water handling via underground injection is regulated pursuant to the Underground Injection Control (“UIC”) program established under the SDWA and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, recordkeeping and reporting of produced water handling activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate produced water handling facilities. Although our customers monitor the injection process of their facilities, any leakage from the subsurface portions of the produced water handling facilities could cause degradation of groundwater resources, potentially resulting in suspension of our customers UIC permits, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third parties claiming damages for alternative water supplies, property and personal injuries. A change in water handling regulations or the inability to obtain permits for new produced water handling permits in the future may affect our customers’ ability to handle produced waters and other substances on our land, which could adversely affect our business.

Furthermore, in response to seismic events in the past several years near produced water handling facilities used for disposal by injection of produced water resulting from oil and natural gas activities, federal and some state agencies are investigating whether such facilities have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such produced water handling facilities in certain areas prone to increased seismic activity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region and that only a very small fraction of the tens of thousands of produced water handling facilities have been suspected to be, or have been, the likely cause of induced seismicity. In 2016, the U.S. Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. As a result of these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water handling facilities or otherwise to assess any relationship between seismicity and the use of such wells. For example, the TRRC has issued rules for water handling facilities that imposed certain permitting and operating restrictions and reporting requirements on produced water handling facilities in proximity to faults.

States also may issue orders to temporarily shut down or to curtail the injection depth of existing facilities in the vicinity of seismic events. In Texas, the TRRC has pursued several regulatory initiatives during the latter half of 2021 as a result of recent seismic activity in an area of the Midland Basin including: (i) directing operators to pursue voluntary reductions in produced water handling from scores of produced water handling facilities in response to earthquakes; (ii) suspending certain deep produced water handling permits within seismic response areas: and (iii) suspending all produced water handling permits to inject oil and natural gas waste into deep strata within the boundaries of seismic response areas. An additional consequence of this seismic activity is lawsuits alleging that produced water handling operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our customers’, including WaterBridge’s, ability to dispose of wastewater on our land by limiting volumes, disposal rates, produced water handling facility locations or otherwise, or requiring our customers to shut down produced water handling facilities, could reduce the demand for use of our land and resources and limit the fees and royalties we receive from the transportation and the handling of produced water on our land, which would have a material adverse effect on our results of operations, cash flows and financial position.

Hydraulic Fracturing. Hydraulic fracturing involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and natural gas commissions or similar agencies. However, the practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal agencies that have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process.

Moreover, some state and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations, including states where our customers operate. For example, Texas and other states have adopted regulations that impose stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to place certain prohibitions on hydraulic fracturing.

In the event that new federal, state or local restrictions or bans on the hydraulic fracturing process are adopted in areas where our land is located, our customers may incur additional costs or permitting requirements to comply with such requirements that may be significant in nature and our customers could experience added restrictions, delays or cancellations in their exploration, development, or production activities, which would in turn reduce the demand for use of our land and resources and have a material adverse effect on our results of operations, cash flows and financial position.

Climate Change. The threat of climate change continues to attract considerable attention from the public and policymakers in the U.S. and around the world. As a result, numerous proposals have been made, and more are likely forthcoming at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our customers are subject to a series of regulatory, political, litigation, and financial risks associated with our and their operations, including those related to the production and processing of fossil fuels and emission of GHGs.

Endangered Species. The ESA restricts activities that may affect endangered or threatened species or their habitats. To the degree that species listed under the ESA or similar state laws live in the areas where we or our customers operate, our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or we and our customers could be forced to incur material additional costs. Moreover, our customers’ drilling activities may be delayed, restricted, or cancelled in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, the FWS may make determinations on the listing of unlisted species as endangered or threatened under the ESA. The dunes sagebrush lizard and the lesser prairie chicken are examples of species that, if listed as endangered or threatened under the ESA in the future, could impact our or our customers’ operations. For example, in November 2022 the FWS listed two distinct population segments of the lesser prairie chicken under the ESA, one as threatened and one as endangered. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our customers’ operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of, or access to, federal, state, and private lands.

Over time, the trend in environmental and occupational health and safety regulation is to typically place more restrictions and limitations on activities that may adversely affect the environment or expose workers to injury and thus, any changes in environmental or occupational health and safety laws and regulations or reinterpretation of enforcement policies that may arise in the future and result in more stringent or costly waste management or disposal, pollution control, remediation or occupational health and safety-related requirements could have a material adverse effect on our business, results of operations and financial position. We may not have insurance or be fully covered by insurance against all environmental and occupational health and safety risks, and we may be unable to pass on increased compliance costs arising out of such risks to our customers. We review regulatory and environmental issues as they pertain to us and we consider regulatory and environmental issues as part of our general risk management approach. For more information on environmental and occupational health and safety matters, see “Risk Factors—Risks Related to Environmental and Other Regulations—Legislation or regulatory initiatives intended to address seismic activity could restrict drilling, completion and production activities, as well as WaterBridge’s ability to handle produced water gathered from its customers, which could have a material adverse effect on our results of operations, cash flows and financial position,” “Risk Factors—Risks Related to Environmental and Other Regulations—The results of operations of customers, as well as producers on or around our land, may be materially impacted by efforts to transition to a lower-carbon economy,” “Risk Factors—Risks Related to Our Business and Operations—We may be subject to claims for personal injury and property damage, or for catastrophic events, which could materially and adversely affect our results of operations, cash flows and financial position,” “Risk Factors—Risks Related to Our Business and Operations—We or our customers may be unable to obtain and renew permits necessary for operations, which could materially adversely affect our results of operations, cash flows, and financial position” and “Risks Related to Our Business and Operations.”

Legal Proceedings

We are periodically party to proceedings and claims incidental to our business. While many of these other matters may not be predicted with certainty, we believe that the liability, if any, ultimately incurred with respect to such other proceedings and claims will not have a material adverse effect on our financial position or on our liquidity, capital resources or future results of operations. We will continue to evaluate proceedings and claims involving us on a regular basis and will establish and adjust any estimated reserves as appropriate to reflect our assessment of the then current status of the matters.

MANAGEMENT

Set forth below are the names, ages and titles of our executive officers and directors:

Name	Age	Position with LandBridge Company LLC
Steven R. Jones	51	Co-Chief Executive Officer
Jason Long	42	Co-Chief Executive Officer and Chief Operating Officer
Scott L. McNeely	40	Senior Vice President, Chief Financial Officer
Michael Reitz	37	Executive Vice President, Operations
Harrison Bolling	40	Executive Vice President, General Counsel
Jason Williams	45	Executive Vice President, Chief Accounting Officer and Head of Supply Chain
		Director

Directors and Executive Officers

The following is a biographical summary of the business experience of these executive officers and directors:

Steven R. Jones—Co-Chief Executive Officer. Mr. Jones has served as our Co-Chief Executive Officer since our formation in September 2023 and will continue to serve in such roles upon the listing of our Class A shares. Mr. Jones joined DBR Land, our predecessor, in September 2021 as Co-Chief Executive Officer and Chief Financial Officer of WaterBridge. Mr. Jones also currently serves as the Co-Chief Executive Officer and Chief Financial Officer, and a member of the board of directors of NDB Parent and has served in such roles since May 2020. Mr. Jones previously served as Co-President and Chief Financial Officer, from March 2018 to May 2020, of WaterBridge. Prior to joining WaterBridge, Mr. Jones founded and served as Chairman and Chief Executive Officer of Core Midstream, LLC, a private enterprise focused on building and creatively financing midstream infrastructure projects, from November 2016 to March 2018. Mr. Jones also co-founded and served as the Executive Vice President and Chief Financial Officer from February 2014 to November 2016 for PennTex Midstream Partners LLC, a gathering and processing-focused midstream company operating in the Delaware Basin and the Cotton Valley play in Louisiana, and helped lead the initial public offering of PennTex Midstream Partners, L.P. (Nasdaq: PTXP). Before founding PennTex, Mr. Jones served as the managing director of midstream investment banking at Tudor, Pickering, Holt & Co., an integrated energy investment and merchant bank. He has more than 20 years of experience in midstream finance and corporate development and has also served in various roles at Lehman Brothers Inc., a global financial services firm, and El Paso Corporation, an energy company operating in the natural gas transportation and exploration and production sectors of the energy industry. Mr. Jones graduated from Tulane University with a Bachelor of Science in math and economics.

Jason Long—Co-Chief Executive Officer and Chief Operating Officer. Mr. Long has served as our Co-Chief Executive Officer and Chief Operating Officer since our formation in September 2023 and will continue to serve in such roles upon the listing of our Class A shares. Mr. Long joined DBR Land, our predecessor, in September 2021 as its Co-Chief Executive Officer and Chief Operating Officer. Mr. Long also currently serves as the Co-Chief Executive Officer and Chief Operating Officer, and a member of the board of directors, of WaterBridge and has served in such roles since May 2020. Mr. Long previously served as Co-President and Chief Operating Officer, from September 2017 to May 2020, of WaterBridge. Prior to joining WaterBridge, Mr. Long founded and served as President of EnWater Solutions, LLC and Pelagic Water Systems, LLC, each a produced water gathering and disposal company in the Delaware Basin, from January 2014 to September 2017. Mr. Long graduated from Texas Christian University with a Bachelor of Science. A native of West Texas, Mr. Long is an oil and gas entrepreneur with more than 16 years’ experience founding and operating businesses.

Scott L. McNeely—Senior Vice President, Chief Financial Officer. Mr. McNeely has served as our Senior Vice President, Chief Financial Officer since our formation in September 2023 and will continue to serve in such role upon the listing of our Class A shares. Mr. McNeely joined DBR Land, our predecessor, in September 2021 as Vice President, Finance. Mr. McNeely also currently serves as Senior Vice President, Finance of WaterBridge and has served in such role since January 2023. Mr. McNeely previously served as Vice President, Finance of WaterBridge from July 2019 to December 2022, and Director of Finance of WaterBridge, from April 2018 to June 2019. Prior to joining WaterBridge, Mr. McNeely served as an Investment Banking Senior Associate at Citigroup from June 2015 to March 2018. Prior to serving in such role, Mr. McNeely served in various roles within the intelligence community, including for CACI International Inc. (NYSE: CACI), from 2010 to 2012 and Leidos Holdings Inc. (NYSE: LDOS) from 2012 to 2014. Before joining CACI International, Mr. McNeely served as an active-duty Air Force intelligence officer from 2005 to 2010. Mr. McNeely graduated from the University of California, Riverside with a Bachelor of Science in Computational Mathematics in 2005, the University of Oklahoma with Master of Arts in International Relations in 2011 and the Kellogg School of Management at Northwestern University with a Master of Business Administration in 2016.

Michael Reitz—Executive Vice President, Operations. Mr. Reitz has served as our Executive Vice President, Operations since our formation in September 2023 and will continue to serve in such role upon the listing of our Class A shares. Mr. Reitz joined DBR Land, our predecessor, in September 2021 as its Executive Vice President, Operations. Mr. Reitz also currently serves as the Executive Vice President, Operations of WaterBridge and has served in such role since June 2019. He also served as Senior Vice President of Operations of WaterBridge from August 2017 to June 2019. Prior to joining NDB Parent, Mr. Reitz founded and served as Vice President of EnWater from May 2016 to August 2017 and an engineer and partner of Pelagic from June 2015 to June 2016. Before founding EnWater, Mr. Reitz served as an Operations Engineer for Diamondback Energy, Inc. (Nasdaq: FANG), a public E&P company, from November 2012 to June 2015. Mr. Reitz also served as a Production and Completions Engineer for BOPCO, L.P., a private contracting company that provided services to oil and natural gas operations, from July 2011 to December 2012 and, prior to that, as a pipeline technician for Chesapeake Energy Corporation (Nasdaq: CHK), an E&P company, from 2010 to July 2011. Mr. Reitz graduated from Louisiana State University with a Bachelor of Science in petroleum engineering in 2009.

Harrison Bolling—Executive Vice President, General Counsel. Mr. Bolling has served as our Executive Vice President, General Counsel since our formation in September 2023 and will continue to serve in such role upon the listing of our Class A shares. Mr. Bolling joined DBR Land, our predecessor, in September 2021 as its Senior Vice President, General Counsel. Mr. Bolling also currently serves as the Executive Vice President, General Counsel of WaterBridge and has served in such role since March 2018. Prior to joining WaterBridge, Mr. Bolling served as Vice President and General Counsel of Core Midstream from May 2017 to February 2018. Before joining Core Midstream, Mr. Bolling served as Assistant General Counsel of PennTex from January 2015 to February 2017. Prior to PennTex, Mr. Bolling served as an associate at Bracewell LLP from September 2008 to December 2014. Mr. Bolling received a Bachelor of Science in History and Economics from Vanderbilt University in 2005 and a Juris Doctor from the University of Texas School of Law in 2008.

Jason Williams—Executive Vice President, Chief Accounting Officer and Head of Supply Chain. Mr. Williams has served as our Executive Vice President, Chief Accounting Officer and Head of Supply Chain since our formation in September 2023 and will continue to serve in such role upon the listing of our Class A shares. Mr. Williams joined DBR Land, our predecessor, in September 2021 as its Executive Vice President, Chief Accounting Officer and Head of Supply Chain. Mr. Williams also currently serves as the Executive Vice President, Chief Accounting Officer and Head of Supply Chain of WaterBridge and has served in such role since September 2019. Prior to joining WaterBridge, Mr. Williams served in various roles for BHP Groups Limited, a public multinational mining and metals company, including most recently as Acting Vice President, Accounting and Reporting. Before BHP, Mr. Williams served in various roles for Willbros Group, Inc., a global engineering and contractor company, including most recently as a controller. Prior to Willbros, Mr. Williams worked as an auditor at Grant Thornton LLP from January 2005 to December 2006. Mr. Williams received a Bachelor of Science in Accounting from the University of Houston, Clear Lake, in 2004.

Status as a Controlled Company

Because NDB Parent will initially own      OpCo Units and      Class B shares, representing approximately   % of our combined voting power following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and the NYSE rules. A controlled company is not required to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to the Sarbanes-Oxley Act and the rules of the NYSE that require us, subject to certain phase-in periods, to have an audit committee composed entirely of independent directors. Under these rules, we must have an audit committee that has one member that is independent by the listing date, a majority of members that are independent within 90 days of the effective date and all members that are independent within one year of the effective date. We expect to have      independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we intend to take all action necessary to comply with the Sarbanes-Oxley Act and the NYSE rules, including by appointing a majority of independent directors to our board of directors and establishing a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Composition of Our Board of Directors

Upon consummation of this offering, our Operating Agreement will provide that our board of directors shall consist of not less than      and not more than      directors as the board of directors may from time to time determine, and our board of directors will consist of      members. At the closing of this offering, we will have a single class of directors, and directors will be subject to re-election on an annual basis at each annual meeting of shareholders. After the Trigger Event, our board of directors will be divided into three classes that are as nearly equal in number as is reasonably possible and each director will be assigned to one of the three classes. After the Trigger Event, at each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The initial terms of the Class I, Class II and Class III directors will expire at the first, second and third, respectively, annual meeting following the Trigger Event. Prior to the date that our Class A shares are first traded on the NYSE, we expect to have      members on our board of directors.

Our Operating Agreement will not provide for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining common shares will not be able to elect any directors. NDB Parent’s beneficial ownership of greater than 50% of our voting common shares immediately following this offering means NDB Parent will be able to control matters requiring shareholder approval, which includes the election of directors.

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Director Independence

Our board of directors intends to review the independence of our directors using the independence standards of each of the NYSE and the SEC. Currently, we anticipate that our board of directors will determine that each of     ,      and      will be independent within the meaning of the NYSE rules currently in effect and will be independent within the meaning of Rule 10A-3 of the Exchange Act.

Director Compensation

For a discussion of our director compensation arrangements, see “Executive Compensation—Director Compensation.”

Committees of the Board of Directors

Following the completion of this offering, we intend to have an audit committee of our board of directors. In addition, our board of directors may establish such other committees as it determines necessary or advisable from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below. We will rely on the exemptions and phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE transition rules applicable to companies completing an initial listing.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by each of the Exchange Act and the NYSE rules, subject to certain transitional relief described below. We will establish an audit committee compliant with each of the SEC and the NYSE rules prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of     ,      and      who will be independent under the applicable rules of each of the SEC and the NYSE. We expect that our board of directors will determine that      is an audit committee financial expert as defined by the SEC. We will rely on the phase-in rules of each of the SEC and the NYSE with respect to the independence of our audit committee.

The audit committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements and company policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of each of the SEC and the NYSE standards.

Conflicts Committee

In accordance with the terms of our Operating Agreement, our board of directors may from time to time refer specific matters that may involve conflicts of interest to a conflicts committee. The members of any such conflicts committee cannot be officers or employees of NDB Parent or its affiliates, including Five Point or WaterBridge, and must meet the independence and experience standards established by each of the SEC and the NYSE to serve on an audit committee of a board of directors. In addition, the members of any such conflicts committee cannot own any interest in NDB Parent or its affiliates, including Five Point or WaterBridge, or any interest in us or our subsidiaries other than shares or awards, if any, awarded under the LTIP.

Compensation Committee

Because we will be a “controlled company” within the meaning of the NYSE rules, we will not be required to, and do not currently expect to, have a compensation committee in the present or foreseeable future.

If and when we are no longer a “controlled company” within the meaning of each of the NYSE rules, we will be required to establish a compensation committee compliant with each of each of the SEC and NYSE rules. We anticipate that such a compensation committee would consist of three directors who will be “independent” under the applicable rules of each of the SEC and the NYSE. This committee would establish salaries, incentives and other forms of compensation for officers and other employees. Any compensation committee would also administer our incentive compensation and benefit plans. Upon formation of any compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of each of the SEC and the NYSE.

Nominating and Corporate Governance Committee

Because we will be a “controlled company” within the meaning of the NYSE rules, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee in the present or foreseeable future.

If and when we are no longer a “controlled company” within the meaning of the NYSE rules, we will be required to establish a nominating and corporate governance committee compliant with SEC and NYSE Rules. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be “independent” under the applicable rules of the SEC and the NYSE. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of any nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

Guidelines for Selecting Director Nominees

In evaluating director candidates we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of a committee of the board to fulfill its duties. In particular, we will assess candidates that:

•	have demonstrated notable or significant achievements in business, education or public service;

•

possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

We will consider a number of additional qualifications in evaluating a person’s candidacy for membership on the board of directors. We may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of the board’s members to obtain a broad and diverse mix of board members.

Corporate Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable, at a minimum, to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to each individual who, during the last completed fiscal year, served in the role of our principal executive officer, and to our two most highly compensated executive officers. With respect to the 2022 year, our “Named Executive Officers” were as follows:

Name	Position with LandBridge Company LLC
Steven R. Jones	Co-Chief Executive Officer
Jason Long	Co-Chief Executive Officer and, Chief Operating Officer
Scott L. McNeely	Senior Vice President, Chief Financial Officer

Shared Services Agreement

Pursuant to the Shared Services Agreement, the Manager provides us with its senior executive management team which includes each of our Named Executive Officers, as well as general, administrative, overhead and operating services to support our business and development activities. The fee that we pay under the Shared Services Agreement is intended to cover certain compensation costs for the management team that provides services to us, but there is not a specific allocation of value to any one person or any one item of compensation or benefits paid or provided to any specific person. We also do not participate in making decisions regarding the type or amount of compensation or benefits that are provided to the Named Executive Officers for those services.

2022 Summary Compensation Table

As described above, the Named Executive Officers are employed and compensated by the Manager. The Summary Compensation Table is intended to summarize the specific compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2022 for services to us and our subsidiaries, but due to the structure of the Shared Services Agreement, we do not allocate a specific percentage or value to the individual elements of our Named Executive Officers’ compensation that would otherwise be shown within the Summary Compensation Table. For the year ended December 31, 2022, we paid approximately $5.0 million for shared services and direct cost reimbursements pursuant to the Shared Services Agreement, but there are no allocable costs specific to the compensation of our Named Executive Officers.

NDB Parent has granted Management Incentive Units (the “Incentive Units”) to the Named Executive Officers in years prior to 2022. For years in which Incentive Units were granted to our Named Executive Officers, we would expect to reflect the grant date fair value of such Incentive Units within a Summary Compensation Table as an “Option Award” grant. However, none of our Named Executive Officers received a grant of Incentive Units during the fiscal year ended December 31, 2022. All Incentive Units that were granted in years prior to 2022 that were still outstanding as of the end of 2022 are reflected in the Outstanding Equity Awards at 2022 Fiscal Year-End table below.

Accordingly, due to the structure of the Shared Services Agreement fees and the absence of Incentive Unit grants during the 2022 year, a Summary Compensation Table is not being provided for the 2022 calendar year.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table reflects information regarding outstanding share-based awards held by our Named Executive Officers as of December 31, 2022. NDB Parent has historically granted Incentive Units pursuant to an incentive unit program, the terms and conditions of which are contained in the limited liability company agreement of NDB Parent (the “NDB Parent LLCA”) and further discussed below under “—Additional Narrative Disclosure Regarding Executive Compensation Matters.” Our Named Executive Officers were eligible to receive grants of Incentive Units under the incentive program and individual Incentive Unit award agreements, and received such outstanding awards in 2020. The Incentive Units operate as profits interests awards, rather than capital interests, and have no voting rights.

		Option Awards (1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable (3)	Option Exercise Price ($)	Option Expiration Date
Steven Jones	June 9, 2020	433.3	216.7	N/A	N/A
Jason Long	June 9, 2020	433.3	216.7	N/A	N/A
Scott L. McNeely	June 9, 2020	100.0	50.0	N/A	N/A

(1)

We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(o)(5)(i) of Regulation S-K as an instrument with an “option-like feature.” Each Incentive Unit is granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon our growth above that hurdle amount. Because the Incentive Units are not traditional options, there is no exercise price or expiration date associated with the awards in the table above. A more detailed description of the Incentive Unit program is provided in the narrative below.

(2)	Incentive Units that are reflected as “exercisable” were vested as of December 31, 2022, although not yet settled.
(3)

Incentive Units reflected as “unexercisable” were still subject to time-based vesting conditions as of December 31, 2022. Each Incentive Unit vests in three equal annual installments commencing on the first three anniversaries of the date of grant, subject to the Named Executive Officer’s continued service.

Additional Narrative Disclosure Regarding Executive Compensation Matters

Incentive Unit Awards

Our Named Executive Officers have received grants of Incentive Units in previous years. Incentive Unit awards are structured as profits interests awards, rather than capital interests, and they do not provide the holder with the rights of an equity holder (such as dividend or voting rights) of NDB Parent. Each Incentive Unit derives a potential value based upon a combination of a threshold value assigned to that award, and the total value of the incentive pool at the time of a distribution.

The Incentive Units were granted subject to a three year service vesting schedule, which is partially met for the Named Executive Officers as shown in the table above. The vesting of an Incentive Unit award can be accelerated upon a change in control event for NDB Parent (as defined within the limited liability company agreement for that entity), but this offering will not result in a change in control for the granting entity. In the event that a Named Executive Officer is terminated by the Manager or the applicable affiliate that employs the Named Executive Officer (the “Employer”) without cause, or the Named Executive Officer terminates his or her employment with good reason, all unvested Incentive

Units that would have vested during the following twelve months will be deemed to automatically vest. Upon a termination of a Named Executive Officer’s employment due to death or disability, the Named Executive Officer would receive accelerated vesting of the amount that is the greater of (a) unvested

Incentive Units that would have vested during the following twelve months; or (b) the number of Incentive Units that equal 50% of the original Incentive Unit grant amount. In the event that a Named Executive Officer is terminated by an Employer for cause, all unvested Incentive Units are immediately forfeited, and one-third of any Incentive Unit that had become vested prior to that termination will also be forfeited without consideration. All unvested Incentive Units held by a Named Executive Officer upon a termination of employment without good reason, upon the Named Executive Officer’s bankruptcy, or upon the transfer of that Named Executive Officer’s awards by contract (including death, divorce, operation of law or otherwise) will be immediately forfeited.

The Named Executive Officers will continue to hold their outstanding Incentive Unit awards following this offering, and such awards will continue to operate under the terms and conditions of the NDB Parent LLCA and the individual award agreements governing each grant.

Omnibus Long Term Incentive Plan (the “LTIP”)

In order to incentivize management members following the completion of this offering, we anticipate that our board of directors will adopt an LTIP for employees, consultants and directors. Our Named Executive Officers will be eligible to participate in this plan, which will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards intended to align the interests of service providers (including the Named Executive Officers) with those of our shareholders. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP and, accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which will be filed as an exhibit to this registration statement.

LTIP Share Limits

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of      shares of our Class A shares will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Class A shares subject to an award that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares will again be available for delivery pursuant to other awards under the LTIP; however, shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to an award, will not be available for delivery pursuant to other awards under the LTIP.

Individual Share Limits

In a single calendar year, our non-employee directors may not be granted awards under the LTIP (i) to the extent such award is based on a number of our Class A shares relating to more than      shares and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of Class A shares, having a value determined on the date of grant in excess of $    .

Administration

The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP, such as our compensation committee

(as applicable, the “administrator”). The administrator will have broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility.

Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of the administrator.

Stock Options

The administrator may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A shares on the date on which the option is granted and the option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our Class A shares stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights (“SARs”)

A SAR is the right to receive an amount equal to the excess of the fair market value of our Class A shares on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of our Class A shares on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, Class A shares or a combination of cash and Class A shares, as determined by the administrator.

Restricted Stock

Restricted stock is a grant of our Class A shares subject to the restrictions on transferability and risk of forfeiture imposed by the administrator. In the discretion of the administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units

A restricted stock unit is a right to receive cash, our Class A shares or a combination of cash and our Class A shares at the end of a specified period equal to the fair market value of our Class A shares on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by the administrator.

Stock Awards

A stock award is a transfer of unrestricted Class A shares on terms and conditions determined by the administrator.

Dividend Equivalents

Dividend equivalents entitle an individual to receive cash, our Class A shares, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of our Class A shares. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). The administrator may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, including, if they are granted in tandem with another award, at the same time and subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue.

Other Share-Based Awards

Subject to limitations under applicable law and the terms of the LTIP, the administrator may grant other awards related to our Class A shares. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our Class A shares, purchase rights for our Class A shares, awards with value and payment contingent upon our performance or any other factors designated by the administrator, and awards valued by reference to the book value of our Class A shares or the value of securities of, or the performance of, our affiliates.

Cash Awards

The LTIP will permit the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the LTIP.

Substitute Awards

Awards may be granted in substitution or exchange for any other award granted under the LTIP or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

Performance Awards

Performance awards represent awards with respect to which a participant’s right to receive cash, our Class A shares, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. The administrator may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

Recapitalization

In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, the administrator shall or may (as required by applicable accounting rules) equitably adjust the (i) aggregate number or kind of shares that may be delivered under the LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the LTIP, in each case to equitably reflect such event.

Change in Control

No award will vest solely upon the occurrence of a change in control. In the event of a change in control or other changes to us or our Class A shares, the administrator may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling a stock option or SAR for no consideration if it has an exercise price or the grant price less than the value paid in the transaction), (iii) cancel awards that remain subject to a restricted period as of the date of the change in control or other event without payment or (iv) make any other adjustments to awards that the administrator deems appropriate to reflect the applicable transaction or event.

No Repricing

Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) in connection with adjustments to awards granted under the LTIP as a result of a transaction or recapitalization involving us, without the approval of our shareholders, the terms of outstanding option or SAR may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

Clawback

All awards granted under the LTIP are subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

Amendment and Termination

The LTIP will automatically expire on the tenth anniversary of its effective date. The administrator may amend or terminate the LTIP at any time, subject to shareholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our Class A shares are listed. The administrator may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant’s consent.

Anti-Hedging Policies

We expect to adopt a policy that will prohibit our employees, including all executive officers, and members of our board of directors from engaging in transactions that are considered to hedge or offset the financial impact of holding our Class A shares.

Director Compensation

We did not pay any compensation or grant any equity awards to any non-employee director during the 2022 calendar year. We expect to adopt a director compensation program for non-employee directors on a go-forward basis that will include a significant element of share-based compensation awards from the LTIP described above, in order to align the interests of our directors and our shareholders. However, we are currently in discussions regarding the design of the director compensation program that will become effective upon completion of this offering, and have not made any final decisions regarding the details of such a program.

Clawback Policy

We intend to timely adopt an incentive compensation clawback policy that complies with the listing standards of the NYSE.

CORPORATE REORGANIZATION

Corporate Reorganization

LandBridge was formed as a Delaware limited liability company by NDB Parent on September 27, 2023. LandBridge has elected to be treated as a corporation for U.S. Federal Income Tax purposes. LandBridge has not conducted and will not conduct any material business operations prior to the completion of the Corporate Reorganization other than certain activities related to this offering. DBR Land currently directly or indirectly owns all of the outstanding membership interests of the subsidiaries through which we operate our business.

Following the Corporate Reorganization, LandBridge will be a holding company, the sole material asset of which will consist of membership interests in OpCo, which will own all of the outstanding membership interests in DBR Land and operate its assets through various subsidiaries. After consummation of the transactions contemplated by this prospectus, LandBridge will be the sole managing member of OpCo, will be responsible for all operational, management and administrative decisions relating to OpCo’s business and will consolidate financial results of OpCo and its subsidiaries.

Immediately prior to the completion of this offering, the following transactions will have occurred, which are collectively referred to in this prospectus as our “Corporate Reorganization”:

•	NDB Parent will cause each of LandBridge and OpCo to amend and restate their respective operating agreements to facilitate this offering;

•

LandBridge will issue      Class A shares in this offering to the public, representing 100% of the economic rights in LandBridge, in exchange for the proceeds of this offering, at a public offering price of $     per Class A share (the midpoint of the price range set forth on the cover page of this prospectus);

•

LandBridge will contribute all of the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional Class A shares) to OpCo in exchange for a number of OpCo Units equal to the number of Class A shares issued in this offering;

•	NDB Parent will receive a number of Class B shares equal to the number of OpCo Units held by it immediately following this offering; and

•	OpCo will use the net proceeds (including any net proceeds from the exercise of the underwriters’ option to purchase additional Class A shares) from this offering as described in “Use of Proceeds.”

To the extent the underwriters’ option to purchase additional Class A shares is exercised in full or in part, LandBridge will contribute the net proceeds therefrom to OpCo in exchange for an additional number of OpCo Units equal to the number of Class A shares issued pursuant to the underwriters’ option. OpCo intends to use such proceeds as described in “Use of Proceeds.”

After giving effect to the Corporate Reorganization and this offering and assuming the underwriters’ option to purchase additional Class A shares is not exercised:

•	NDB Parent will own all of our Class B shares, representing % of our common shares;

•	investors in this offering will own all of our Class A shares, representing % of our common shares;

•	LandBridge will own an approximate % voting interest in OpCo; and

•	NDB Parent will own an approximate % voting interest in OpCo.

The diagram under “Summary—Organizational Structure” depicts a simplified version of our organization and ownership structure after giving effect to this offering and the Corporate Reorganization.

For further details on our agreements with OpCo and its affiliates, please see “Certain Relationships and Related Party Transactions.”

Only our Class A shares will have economic rights and entitle holders thereof to participate in any dividends our board of directors may declare. Each holder of a Class A share will be entitled to one vote on all matters to be voted on by our shareholders generally. We intend to apply to list our Class A shares for trading on the NYSE under the symbol “LB.” Class B shares will not be entitled to participate in any dividends our board of directors may declare but will be entitled to vote on the same basis as the Class A shares. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our Operating Agreement. We do not intend to list the Class B shares on any stock exchange. All of our Class B shares will initially be owned by NDB Parent. For a description of the rights and privileges of shareholders under our Operating Agreement, including voting rights, please see “Our Operating Agreement.”

Following this offering, under the OpCo LLC Agreement, each holder of an OpCo Unit will, subject to certain limitations, have the right to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of our Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to applicable conversion rate adjustments or (ii) cash in an amount equal to the Cash Election Amount of such Class A shares. OpCo will determine whether to issue Class A shares or pay cash in an amount equal to the Cash Election Amount in lieu of the issuance of Class A shares based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including the trading price for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of additional common shares) to acquire the OpCo Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, we (instead of OpCo) will have the right to, for administrative convenience, acquire each tendered OpCo Unit directly from the redeeming OpCo Unitholder for, at our election, (x) one Class A share, subject to applicable conversion rate adjustments, or (y) cash in an amount equal to the Cash Election Amount of such Class A shares. As the sole managing member of OpCo, our decision to pay the Cash Election Amount upon an exercise of the Redemption Right or Call Right may be made by a conflicts committee consisting solely of independent directors. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be automatically cancelled.

Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of OpCo Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OpCo, and such adjustments will be allocated to us. These adjustments would not have been available to us absent such acquisition or deemed acquisition of OpCo Units and, to the extent adjustments are allocable to assets of OpCo other than its interests in DBR REIT, are expected to produce tax deductions from depletion, depreciation and amortization that reduce the amount of cash tax that we would otherwise be required to pay in the future.

Our Operating Agreement will contain provisions effectively linking each OpCo Unit with one of our Class B shares such that Class B shares cannot be transferred without transferring an equal number of OpCo Units and vice versa.

For additional information, please see “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

Holding Company Structure

Our post-offering organizational structure will allow NDB Parent to retain a direct equity ownership in OpCo, which will be classified as a partnership for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold a direct equity ownership in us in the form of Class A shares, and an indirect ownership interest in OpCo through our ownership of OpCo Units. Although we were formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes.

Pursuant to our Operating Agreement and the OpCo LLC Agreement, our capital structure and the capital structure of OpCo will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the OpCo Units and our Class A shares.

For additional information, please see “Summary—Organizational Structure” and “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common shares that will be issued and outstanding upon the consummation of this offering, the Corporate Reorganization and the related transactions and held by:

•	each person known to us to be beneficial owners of more than 5% of any class of our outstanding common shares;

•	each director, director nominee and named executive officer; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective more than 5% shareholders, directors, director nominees and named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o 5555 San Felipe Street, Suite 1200, Houston, Texas 77056.

To the extent that the underwriters sell more than      Class A shares, the underwriters have the option to purchase up to an additional      Class A shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Class A shares. The table below does not reflect any shares to be issued pursuant to the LTIP.

The amounts and percentages of common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the persons or entities listed below has, to our knowledge, sole voting and investment power with respect to all common shares beneficially owned by them, except to the extent this power may be shared with a spouse.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering (No Exercise)									Shares Beneficially Owned After this Offering (Full Exercise)
				Class A Shares			Class B Shares(1)			Combined Voting Power(2)			Class A Shares			Class B Shares(1)			Combined Voting Power(2)
	Number	%		Number	%		Number	%		Number	%		Number	%		Number	%		Number	%
5% Shareholders:
NDB Parent(3)			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
Directors and Named Executive Officers:
			%			%			%			%			%			%			%
Steven R. Jones			%			%			%			%			%			%			%
Jason Long			%			%			%			%			%			%			%
Michael Reitz			%			%			%			%			%			%			%
Harrison Bolling			%			%			%			%			%			%			%
Jason Williams			%			%			%			%			%			%			%
Directors and Executive Officers as a Group (Persons)			%			%			%			%			%			%			%

*	Less than 1%.

(1)

Subject to the terms of the OpCo LLC Agreement, OpCo Unitholders (other than us) will have the right to redeem all or a portion of their OpCo Units for Class A shares (or cash, at OpCo’s election) at a redemption ratio of one Class A share for each OpCo Unit redeemed. In connection with any such redemption of OpCo Units, a corresponding number of Class B shares will be cancelled. Please see “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.” Beneficial ownership of OpCo Units is not reflected as beneficial ownership of our Class A shares for which such OpCo Units may be redeemed.

(2)

Represents percentage of voting power of our Class A shares and Class B shares voting together as a single class. Holders of OpCo Units will hold one Class B share for each OpCo Unit that they own. Each Class B share has no economic rights, but entitles the holder thereof to one vote for each OpCo Unit held by such holder. Accordingly, holders of OpCo Units collectively have a number of votes in us equal to the number of OpCo Units that they hold.

(3)

NDB Parent, which directly holds all of our Class B shares, is controlled by a board of managers consisting of five members. Five Point Energy Fund II AIV-IV LP (“Fund II”) and Five Point Energy Fund III AIV-I LP (“Fund III”), who collectively own 97.4% of the capital interests of NDB Parent, have the right to appoint a majority of the members of the board of managers of NDB Parent. Five Point Energy GP II LP is the sole general partner of Fund II. Five Point Energy GP II LLC is the sole general partner of Five Point Energy GP II LP. Five Point Energy GP III LP is the sole general partner of Fund III. Five Point Energy GP III LLC is the sole general partner of Five Point Energy GP III LP. Each of Five Point Energy GP II LLC and Five Point Energy GP III LLC is controlled by David N. Capobianco. Mr. Capobianco may exercise voting and dispositive power over the Class B shares held by NDB Parent and may be deemed to be the beneficial owner thereof. Mr. Capobianco disclaims beneficial ownership of Class B shares in excess of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OpCo LLC Agreement

The OpCo LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the OpCo LLC Agreement is qualified in its entirety by reference thereto.

Following this offering, under the OpCo LLC Agreement, each holder of an OpCo Unit will, subject to certain limitations, have a Redemption Right to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of our Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to applicable conversion rate adjustments, or (ii) cash in an amount equal to the Cash Election Amount of such Class A shares. OpCo will determine whether to issue Class A shares or pay cash in an amount equal to the Cash Election Amount in lieu of the issuance of Class A shares based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including the trading price for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of additional common shares) to acquire the OpCo Units and alternative uses for such cash Alternatively, upon the exercise of the Redemption Right, we (instead of OpCo) will have the Call Right to, for administrative convenience, acquire each tendered OpCo Unit directly from the redeeming OpCo Unitholder for, at our election, (x) one Class A share, subject to applicable conversion rate adjustments, or (y) cash in an amount equal to the Cash Election Amount of such Class A shares. As the sole managing member of OpCo, our decision to pay the Cash Election Amount upon an exercise of the Redemption Right or Call Right may be made by a conflicts committee consisting solely of independent directors. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be automatically cancelled.

Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of OpCo Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OpCo, and such adjustments will be allocated to us. These adjustments would not have been available to us absent such acquisition or deemed acquisition of OpCo Units and, to the extent the adjustments are allocable to assets of OpCo other than its interest in DBR REIT, are expected to produce tax deductions from depletion, depreciation and amortization that reduce the amount of cash tax that we would otherwise be required to pay in the future.

Our Operating Agreement will contain provisions effectively linking each OpCo Unit with one of our Class B shares such that Class B shares cannot be transferred without transferring an equal number of OpCo Units and vice versa.

As the OpCo Unitholders cause their OpCo Units to be redeemed, holding other assumptions constant, our membership interest in OpCo will be correspondingly increased, the number of Class A shares outstanding will be increased, and the number of Class B shares will be decreased.

“Cash Election Amount” means, with respect to the Class A shares to be delivered to the redeeming OpCo Unitholder by OpCo pursuant to the Redemption Right or the Call Right, as applicable, the amount that would be received if the number of Class A shares to which the redeeming OpCo Unitholder would otherwise be entitled were sold at a per share price equal to the trailing 10-day volume weighted average price of a Class A share on such redemption date, net of actual or deemed offering expenses.

Under the OpCo LLC Agreement, subject to the obligation of OpCo to make tax distributions and to reimburse us for our corporate and other overhead expenses, we will have the right to determine when distributions will be made to the holders of OpCo Units and the amount of any such distributions. Following this offering, if we authorize dividends, such dividends will be paid to the holders of OpCo Units generally on a pro rata basis in accordance with their respective percentage ownership of OpCo Units.

The holders of OpCo Units, including us, will be allocated their proportionate share of any taxable income or loss of OpCo pursuant to the OpCo LLC Agreement and will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of OpCo. Net profits and net losses of OpCo generally will be allocated to holders of OpCo Units on a pro rata basis in accordance with their respective percentage ownership of OpCo Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The OpCo LLC Agreement will provide, to the extent cash is available and subject to the terms of any current or future debt or other arrangements, for pro rata distributions to the holders of OpCo Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of OpCo, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow us to satisfy our actual tax liabilities.

The OpCo LLC Agreement will provide that, except as otherwise determined by us or in connection with the exercise of the Call Right, at any time we issue a Class A share or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in OpCo, and OpCo shall issue to us one OpCo Unit or other economically equivalent equity interest. Conversely, if at any time any Class A shares are redeemed, repurchased or otherwise acquired, OpCo shall redeem, repurchase or otherwise acquire an equal number of OpCo Units held by us, upon the same terms and for the same price, as the Class A shares are redeemed, repurchased or otherwise acquired.

Under the OpCo LLC Agreement, the members have agreed that NDB Parent and its affiliates, including Five Point and WaterBridge, will be permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with NDB Parent (the “RRA”) pursuant to which, we will agree to register under the federal securities laws the offer and resale of up to      Class A shares, including any Class A shares issuable upon the exchange of OpCo Units and the cancellation of a corresponding number of our Class B shares, by such shareholders or certain of their affiliates or permitted transferees. These registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of Class A shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. Subject to certain exceptions, if at any time we propose to register an offering of Class A shares or conduct an underwritten offering, regardless of whether for our own account, then we must notify the holders of Registrable Securities (as defined in the RRA) or their permitted transferees of such proposal, to allow them to include a specified number of their Class A shares in that registration statement or underwritten offering, as applicable, including Class A shares issuable upon the exchange of the OpCo Units and the cancellation of a corresponding number of our Class B shares.

Any sales in the public market of our Class A shares registrable pursuant to the RRA could adversely affect prevailing market prices of our Class A shares. See “Risk Factors—Risks Related to this Offering and Our Class A Shares—The market price of our Class A shares could be adversely affected by sales of substantial amounts of our Class A shares in the public or private markets or the perception in the public markets that these sales may occur, including sales by NDB Parent and its affiliates after the exercise of the Redemption Right.” We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Contribution Agreement

In connection with the consummation of this offering, NDB Parent and certain of its affiliates will enter into a contribution agreement, that will govern the consummation of the Corporate Reorganization.

Shareholder’s Agreement

General

Prior to the completion of this offering, we expect to enter into the Shareholder’s Agreement with NDB Parent. As discussed further below, the Shareholder’s Agreement will provide certain rights to NDB Parent.

Our Shareholder’s Agreement will provide that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our common shares beneficially owned by each) so that no amendment is made to our Operating Agreement in effect as of the date of the Shareholder’s Agreement that would add restrictions to the transferability of our shares by NDB Parent or its permitted assignees and transferees that are beyond those provided for in our Operating Agreement, the Shareholder’s Agreement or applicable securities laws, unless such amendment is approved by NDB Parent.

The Shareholder’s Agreement will provide that, subject to compliance with applicable law and NYSE rules, for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least 40% of our outstanding common shares, it shall be entitled to designate a number of directors equal to a majority of the board of directors, plus one director; and for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least 30%, 20% and 10% of our outstanding common shares, it shall be entitled to designate at least three directors, two directors and one director, respectively. So long as NDB Parent has the right to designate at least one director to our board of directors, it will also have the right to appoint the same number of board observers, who will be entitled to attend all meetings of the board in a non-voting, observer capacity.

In addition to these board and observer designation rights, for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least 40% of our outstanding common shares, we have agreed not to take, and will take all necessary action to cause our subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of NDB Parent and its affiliates, including Five Point and WaterBridge:

•	increase or decrease the size of our board of directors, committees of our board of directors and boards and committees of our subsidiaries;

•	terminate or as our co-chief executive officers or as Chairman of the Board of Directors and hiring or appointing either of any successors;

•	consummate a transaction that would result in a change of control of the Company or a sale of all or substantially all of our assets;

•	incur debt for borrowed money (or liens securing such debt) in excess of $ million, including incremental incurrences under agreements governing indebtedness;

•

authorize, create (by way of reclassification, merger, consolidation or otherwise) or issue in excess of $   million of any equity securities of any kind (other than pursuant to any equity compensation plan approved by the a committee of our board of directors or intra-company issuances among the Company and our subsidiaries), including any designation of the rights (including special voting rights) of one or more classes of preferred shares;

•

any voluntary election by us or any of our subsidiaries to liquidate or dissolve or commence bankruptcy or insolvency proceedings or the adoption of a plan with respect to any of the foregoing or any determination not to oppose such an action or proceeding commenced by a third party; and

•	sales, transfers or other disposition of our assets not in the ordinary course of business in a transaction or series of transactions with a fair market value in excess of $ million.

Additionally, for so long as NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially own at least one of our outstanding common shares, we and our subsidiaries may not, without the approval of NDB Parent, make any amendment, modification or waiver of our Operating Agreement or any other of our governing documents following the date of our Operating Agreement that materially and adversely affects NDB Parent and its affiliates, including Five Point and WaterBridge.

The Shareholder’s Agreement will terminate upon the earliest to occur of (a) the date on which NDB Parent and its affiliates, including Five Point and WaterBridge, no longer own any common shares and (b) the written notice of NDB Parent to the Company requesting such termination.

Indemnification

We expect the Shareholder’s Agreement will provide that we will indemnify NDB Parent and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of our assets or properties, and the operation or conduct of our business, prior to or following this offering; and

•	any other activities we engage in.

In addition, we expect to indemnify NDB Parent and its officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act and the Exchange Act, relating to material misstatements in or material omissions from the registration statement of which this prospectus is a part and any other registration statement or report that we file, other than material misstatements or material omissions made in reliance on information relating to and furnished by NDB Parent for use in the preparation of that registration statement or report, against which NDB Parent will agree to indemnify us.

Shared Services Agreement

We are party to the Shared Services Agreement with the Manager. Pursuant the Shared Services Agreement, the Manager provides us with our senior executive management team, as well as general, administrative and overhead services to support our business and development activities. The term of the Shared Services Agreement continues until terminated by mutual agreement. As consideration for the services rendered pursuant to the Shared Services Agreement, we reimburse all fees and expenses, including an administrative mark-up for shared services, incurred by the Manager or its affiliates or agents on our behalf. We pay the Manager our proportionate share of its total costs as determined under the Shared Services Agreement. For the year ended December 31, 2022, the Company paid approximately $5.0 million for shared services and direct cost reimbursements.

Equity Sponsor Services

In addition to the Shared Services Agreement, we reimburse Five Point for our usage of its geographic information services as well as legal services as necessary to support our operations. For the year ended December 31, 2022, we paid Five Point $0.1 million in reimbursements in connection with this arrangement.

Historical Transaction with Affiliates

In the normal course of business, we enter into transactions with related parties in which certain of our affiliates hold financial interests, which are described in more detail below.

Transactions with WaterBridge

In the ordinary course of business, we have entered into a water facilities agreement and related SUAs, including easements and rights-of-way, with WaterBridge pursuant to which we have granted certain rights to construct, operate and maintain produced water handling facilities on our land. The water facilities agreement has an initial term of approximately five years and automatic one-year renewals unless terminated by either party prior to renewal. SUAs generally have terms of 10 years, with the option for WaterBridge to renew for additional 10-year terms in return for additional renewal payments, and include a customary fee schedule, with a provision for royalties related to certain specified activities. For the year ended December 31, 2022, we received $3.3 million of total revenues in fees related to such agreements.

Transactions with WaterBridge Operating

In the ordinary course of business, we have entered into SUAs, including easements and right-of-way, with WaterBridge Operating pursuant to which we have granted certain rights to construct, operate and maintain water facilities on our land. Such SUAs typically have terms of 10 years, with the option for WaterBridge Operating to renew for additional 10-year terms in return for one-time renewal payments, and include a customary fee schedule, with a provision for royalties related to certain specified activities. For the year ended December 31, 2022, we received less than $100,000 in fees related to such agreements.

Transactions with Desert Environmental

In the ordinary course of business, we have entered into SUAs with subsidiaries of Desert Environmental pursuant to which we have granted certain rights to construct, operate and maintain non-hazardous oilfield reclamation and solid waste facilities on our land. Such agreements have a minimum term of 10 years and include an industry standard fee schedule. For the year ended December 31, 2022, we received less than $100,000 in fees related to such agreements.

In November 2022, we acquired approximately 650 acres of land in Reeves County, Texas from a subsidiary of Desert Environmental for approximately $2.1 million.

Review, Approval or Ratification of Transactions with Related Persons

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. For as long as we are a “smaller reporting company,” a “Related Party Transaction” is defined as any transaction, arrangement or relationship in which we or any of our current or future subsidiaries was, is or will be a participant, the amount of which involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any Related Person had, has or will have a direct or indirect material interest. Once we no longer qualify as a “smaller reporting company,” a “Related Party Transaction” will be defined as a transaction, arrangement or relationship in which we or any of our current or future subsidiaries was, is or will be a participant and the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors or a director nominee;

•	any person who is known by us to be the beneficial owner of more than 5% of our outstanding common shares; and

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother in law, father in law, son in law, daughter in law, brother in law or sister in law of a director, director nominee, executive officer or a beneficial owner of more than 5% of our common shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common shares.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering relating to approval of Related Party Transactions. Pursuant to this policy, we expect that, subject to certain exceptions, any such transactions, which, for the avoidance of doubt, will include transactions with NDB Parent and its affiliates, including Five Point and WaterBridge, may, at the sole discretion of our board of directors in light of the circumstances, be reviewed and approved or ratified by our Audit Committee pursuant to the procedures included in our Operating Agreement. Not all conflicted transaction are required to be presented to a conflicts committee, and our board of directors expects to adopt a separate conflicts of interest policy for routine matters that may arise on an ongoing basis. In addition, our Operating Agreement provides that in the event a potential conflict of interest exists or arises between any of our directors, officers, equity holders or their respective affiliates, including NDB Parent and its affiliates, including Five Point and WaterBridge, on the one hand, and us, any of our subsidiaries or any of our public shareholders, on the other hand, a resolution or course of action by our board of directors shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of our board of directors to us or our shareholders, if such resolution or course of action (i) is approved by a conflicts committee, which is composed entirely of independent directors, (ii) is approved by shareholders holding a majority of our common shares that are disinterested parties, (iii) is determined by our board of directors to be on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties or (iv) is determined by our board of directors to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). In determining whether to approve or ratify a Related Party Transaction, we expect that the appropriate parties will consider a variety of factors they deem relevant, such as: the terms of the transaction; the terms available to unrelated third parties; the benefits to us; and the availability of other sources for comparable assets, products or services. The terms of this policy will be reviewed annually by our board of directors, who may, in its sole discretion, choose to amend or replace this policy at any time.

Parents of the Smaller Reporting Company

For a discussion regarding our controlling shareholder immediately following this transaction, see “Summary—Corporate Reorganization.”

DESCRIPTION OF SHARES

Upon completion of this offering, our authorized capital will consist of      Class A shares, of which      Class A shares will be issued and outstanding,      Class B shares, of which      Class B shares will be issued and outstanding and      preferred shares, of which no preferred shares will be issued and outstanding.

The following summary of Class A shares, Class B shares and preferred shares does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Operating Agreement and our certificate of formation, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A shares

Voting Rights. Except as provided by applicable law or in our Operating Agreement, holders of Class A shares are entitled to one vote per share held of record on all matters to be voted upon by our shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our Operating Agreement that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the Class B shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class A shares do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class A shares are entitled to ratably receive, in proportion to the Class A shares held by them, dividends (payable in cash, shares or otherwise) when and if declared by our board of directors, from time to time in its discretion, out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred shares.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A shares are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding preferred shares.

Other Matters. Class A shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no sinking fund provisions applicable to the Class A shares. All outstanding Class A shares, including the Class A shares offered in this offering, are fully paid and non-assessable.

Class B shares

Generally. In connection with the Corporate Reorganization and this offering, each OpCo Unitholder will receive one Class B share for each OpCo Unit that it holds. Accordingly, OpCo Unitholders will have a number of votes in us equal to the aggregate number of OpCo Units that they hold. Class B shares cannot be transferred except in connection with a permitted transfer of a corresponding number of OpCo Units and vice versa.

Voting Rights. Except as provided by applicable law or in our Operating Agreement, holders of our Class B shares are entitled to one vote per share held of record on all matters to be voted upon by our shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our Operating Agreement that would alter or change the powers, preferences or special rights of Class B shares so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B shares do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class B shares do not have any right to receive dividends, unless the dividend consists of our Class B shares or of rights, options, warrants or other securities convertible or exercisable into or redeemable for Class B shares paid proportionally with respect to each outstanding Class B share and dividends consisting of Class A shares or of rights, options, warrants or other securities convertible or exercisable into or redeemable or exchangeable for Class A shares on the same terms is simultaneously paid to the holders of Class A shares.

Liquidation Rights. Holders of our Class B shares do not have any right to receive any distribution upon our liquidation, dissolution or other winding up.

Other Matters. Class B shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class B shares. All outstanding Class B shares, including the Class B shares issued in connection with the Corporate Reorganization, are fully paid and non-assessable.

Preferred Shares

Pursuant to our Operating Agreement, our board of directors by resolution may establish and issue from time to time one or more classes or series of preferred shares covering up to an aggregate of      preferred shares, with such number, powers, preferences, rights, qualifications, limitations, restrictions and designations, which may include distribution rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board of directors without any further shareholder approval, subject to any limitations prescribed by law. The rights with respect to a series of preferred shares may be more favorable to the holder(s) thereof than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to such preferred share. Except as provided by law or in a preferred share designation, the holders of preferred shares will not be entitled to vote at or receive notice of any meeting of shareholders. The effect of issuing preferred shares may include, among other things, one or more of the following:

•	restricting any dividends in respect of our Class A shares;

•	diluting the voting power of our Class A shares or providing that holders of preferred shares have the right to vote on matters as a separate class;

•	impairing the liquidation rights of our Class A shares; or

•	delaying or preventing a change of control of us.

In addition, if we issue preferred shares, OpCo will concurrently issue to us an equal number of preferred units, corresponding to the preferred shares issued by us, and such preferred units will have substantially the same rights to distributions and other economic rights as those of our preferred shares.

Transfer Agent and Registrar

     will serve as the registrar and transfer agent for the Class A shares.

Transfer of common shares

Upon the transfer of a common share in accordance with our Operating Agreement, the transferee of the common share shall be admitted as a member with respect to the class of common shares transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our Operating Agreement;

•	represents that the transferee has the capacity, power and authority to enter into our Operating Agreement; and

•

makes the consents, acknowledgements and waivers contained in our Operating Agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

We will cause any transfers to be recorded on our books and records from time to time (or shall cause the registrar and transfer agent to do so, as applicable).

We may, at our discretion, treat the nominee holder of a common share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common shares are securities and any transfers are subject to the laws governing the transfer of securities.

Until a common share has been transferred on our books, we and the transfer agent may treat the record holder of the common share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Registration Rights

For a description of registration rights with respect to our Class A shares, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing

We intend to apply to list our Class A shares on the NYSE under the symbol “LB.”

OUR OPERATING AGREEMENT

Organization and Duration

We were formed as a Delaware limited liability company on September 27, 2023 and will remain in existence until dissolved in accordance with our Operating Agreement.

Purpose

Under our Operating Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing our common shares and such transfer being reflected on our transfer agent’s books and records, you will be admitted as a member of our limited liability company and will be deemed to have agreed to be bound by the terms of our Operating Agreement.

Pursuant to our Operating Agreement, each shareholder and each person who acquires a common share from a shareholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants certain of our officers and board of directors, as applicable, the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our Operating Agreement.

Amendment of Our Operating Agreement

Amendments to our Operating Agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, our board of directors is required to call a meeting of our shareholders to consider and vote upon the proposed amendment or, prior to the Trigger Event, may seek written approval of the holders of the number of common shares required to approve the amendment. An amendment must be approved by (i) prior to the Trigger Event, the affirmative vote of the holders of a majority of our then-outstanding common shares and (ii) after the Trigger Event, the affirmative vote of the holders of at least 66 2/3% of our then-outstanding common shares.

After the Trigger Event, so long as NDB Parent is entitled to designate one or more nominees to the board and notifies the board of directors of its desire to remove, with or without cause, any director previously designated by it to the board, we are required to take all necessary action to cause such removal.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any shareholder without such shareholder’s consent, unless approved by at least a majority of the type or class of common shares so affected;

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by holders of a majority of outstanding common shares;

•	change the term of existence of our company; or

•

give any person the right to dissolve our company other than our board of directors’ right to dissolve our company with the approval of holders of a majority of the total combined voting power of our outstanding common shares.

No Shareholder Approval. Our board of directors may generally make amendments to our Operating Agreement without the approval of any shareholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of shareholders in accordance with our Operating Agreement;

•

the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•

a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state;

•	a change in our legal form from a limited liability company to a corporation;

•

an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board of directors or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities;

•	any amendment expressly permitted in our Operating Agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Operating Agreement;

•

any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our Operating Agreement;

•	a change in our fiscal year or taxable year and related changes; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our Operating Agreement without the approval of any shareholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the shareholders in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of common shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Class A shares are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our shareholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of common shares under the provisions of our Operating Agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our Operating Agreement or are otherwise contemplated by our Operating Agreement.

Termination and Dissolution

We will continue as a limited liability company until dissolved pursuant to our Operating Agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by a majority of the holders of our outstanding common shares; (2) the sale, exchange or other disposition of all or substantially all of our assets and those of our subsidiaries; (3) the entry of a decree of judicial dissolution of the Company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Upon dissolution, our affairs will be wound up and our assets, including the proceeds from any liquidation thereof, will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of our liabilities, (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the members in proportion to the number of Class A shares owned by each of them, subject to any preferential rights held by preferred shareholders, if any.

Books and Reports

We are required to keep appropriate books and records of our business at our principal offices. The books and records will be maintained for both tax and financial reporting, as well as general company purposes. For financial reporting and tax purposes, our fiscal year is the calendar year. Our Operating Agreement provides that our shareholders have the right, subject to certain restrictions stated therein, to obtain access to certain of our books and records, including our share ledger and list of shareholders, upon reasonable demand for any purpose reasonably related to such shareholder’s interest as a shareholder. We will use reasonable efforts to furnish to shareholders an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Anti-Takeover Effects of Delaware Law and Our Operating Agreement

The following is a summary of certain provisions of our Operating Agreement that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt via proxy contest or otherwise, or the removal of our incumbent officers and directors, that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A shares. These provisions may also have the effect of preventing changes in our management. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and the promotion of shareholder interests.

Issuance of Additional Interests

Our Operating Agreement authorizes us to issue an unlimited number of additional limited liability company interests of any type without the approval of our shareholders, subject to the rules of the NYSE. Any issuance of additional Class A shares or other limited liability company interests would result in a corresponding decrease in the proportionate ownership interests in us represented by, and could adversely affect the cash distributions related to and market price of, Class A shares then outstanding. These additional limited liability company interests may be utilized for a variety of corporate purposes, including future offerings to repay debt obligations, raise additional capital and fund corporate acquisitions. The existence of authorized but unissued limited liability company interests could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute-Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our Operating Agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested shareholder attained that status;

•

upon consumption of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding shares that is not owned by the interested shareholder.

For purposes of Section 203 of the DGCL, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting shares.

Other Provisions of Our Operating Agreement

Our Operating Agreement provides that our board of directors shall consist of not less than      and not more than      directors as the board of directors may from time to time determine. At the closing of this offering, we will have a single class of directors, and directors will be subject to re-election on an annual basis at each annual meeting of shareholders.

After the Trigger Event, our board of directors will be divided into three classes that are as nearly equal in number as is reasonably possible and each director will be assigned to one of the three classes. After the Trigger Event, at each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors following the Trigger

Event. The classified board provision could increase the likelihood that incumbent directors will retain their positions after the Trigger Event. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be viewed by our shareholders to be in their best interest.

Our Operating Agreement does not provide for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining common shares will not be able to elect any directors. NDB Parent’s beneficial ownership of greater than 50% of our common shares means NDB Parent will be able to control matters requiring shareholder approval, which includes the election of directors.

In addition, our Operating Agreement provides that after the Trigger Event, the affirmative vote of the holders of not less than two-thirds in voting power of all then-outstanding common shares entitled to vote generally in the election of our board of directors, voting together as a single class, shall be required to remove any director from office, and such removal may only be for “cause” (prior to such time, a director or the entire board of directors may be removed, with or without cause, at any time, by the affirmative vote of the holders of a majority of the total combined voting power of all of our outstanding common shares then entitled to vote at an election of directors).

After the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred shares, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the then-outstanding common shares entitled to vote generally in the election of directors voting together as a single class).

Pursuant to our Operating Agreement, preferred shares may be issued from time to time, and the board of directors is authorized to determine and alter all designations, preferences, rights, powers and duties thereof without limitation. See “Description of Shares—Preferred Shares.”

Ability of Our Shareholders to Act

Prior to the Trigger Event, special shareholder meetings may be called at the request of our shareholders holding a majority of the then-outstanding common shares entitled to vote generally in the election of directors voting together as a single class. After the Trigger Event, our Operating Agreement will not permit our shareholders to call special shareholders meetings. Special meetings of shareholders may also be called by a majority of the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Prior to the Trigger Event, our Operating Agreement will allow our shareholders to act by written consent in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of our preferred shares with respect to such series. After the Trigger Event, our shareholders may not act by written consent and may only take action at a duly called annual or special meeting of our shareholders.

Our Operating Agreement establishes advance notice procedures with respect to shareholder proposals and nominations of persons for election to our board of directors, other than nominations made by or at the direction of our board of directors or any committee thereof. In addition to any other applicable requirements, our Operating Agreement provides that for business to be properly brought before an annual meeting by a shareholder, including proposals to nominate candidates for election as directors at a meeting of shareholders, such shareholder must have given timely notice thereof in proper written form to our corporate secretary. To be timely, a shareholder’s notice must be delivered to or mailed to and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary of the date on which we first made publicly available (whether by mailing, by filing with the SEC or by posting on an internet website) our proxy materials for the immediately preceding annual meeting of shareholders; provided, however, that in the event that no annual meeting of shareholders was held in the previous year, or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public disclosure of the date of the annual meeting was made and (ii) in the case of a special meeting, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public disclosure of the date of the special meeting was made. Pursuant to our Operating Agreement, any shareholder who intends to solicit proxies in support of any director nominees must comply with the content requirements of Rule 14a-19 of the Exchange Act at the time such shareholder complies with the earlier deadlines in the advance notice provisions of the Operating Agreement.

Duties of Officers and Directors

Our Operating Agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our Operating Agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the DGCL, except as expressly modified by the terms of the Operating Agreement. Finally, our Operating Agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

However, there are certain provisions in our Operating Agreement that modify duties and obligations owed by our directors and officers from those required under the DGCL and provide for exculpation and indemnification of our officers and directors that differ from the DGCL. First, our Operating Agreement provides that to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. In contrast, under the DGCL, a director or officer would be liable to us for (i) breach of the duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of shares or declaration of dividends, or (iv) a transaction from which the director derived an improper personal benefit.

Second, our Operating Agreement provides that we must indemnify our directors and officers for acts or omissions to the fullest extent permitted by law. In contrast, under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe his or her conduct was unlawful.

Third, our Operating Agreement provides that in the event a potential conflict of interest exists or arises between any of our directors, officers, equity owners or their respective affiliates, including NDB Parent and its affiliates, including Five Point and WaterBridge, on the one hand, and us, any of our subsidiaries or any of our public shareholders, on the other hand, a resolution or course of action by our board of directors shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of the board to us or our shareholders, if such resolution or course of action is (i) approved by a conflicts committee or other committee of our board of directors, as applicable, which is composed entirely of independent directors, (ii) approved by shareholders holding a majority of our common shares that are disinterested parties, (iii) determined by our board of directors to be on terms that, when taken together in their entirety, are no less favorable than those generally provided to or available from unrelated third parties or (iv) determined by our board of directors to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). In contrast, under the DGCL, a corporation is not permitted to automatically exempt board members from claims of breach of fiduciary duty under such circumstances.

Fourth, our Operating Agreement provides that, in our capacity as the managing member of OpCo, our board of directors may approve amendments to the OpCo LLC Agreement relating to the mechanics of a redemption of OpCo Units (together with the cancellation of a corresponding number of Class B shares) for Class A shares without any duty to us.

In addition, our Operating Agreement provides that all conflicts of interest described in this prospectus are deemed to have been specifically approved by all of our shareholders.

Election of Members of Our Board of Directors

Prior to the Trigger Event and beginning with our first annual meeting of shareholders following this offering, members of our board of directors will be elected by the holders of a majority of our issued and outstanding voting common shares entitled to vote generally thereon voting together as a single class. At the closing of this offering, our board of directors will initially consist of      directors, serving as a single class and subject to re-election on an annual basis at each annual meeting of shareholders. After the Trigger Event, our board will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, with the terms staggered so that the term of only one class of directors expires at each annual meeting. The initial terms of the Class I, Class I and Class III directors will expire at the first, second and third, respectively, annual meeting following the Trigger Event. After the Trigger Event, any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, subject to the rights of holders of a series of our preferred shares, if applicable.

Removal of Members of Our Board of Directors

Prior to the Trigger Event, a director or the entire board of directors may be removed, with or without cause, at any time, by holders of a majority of the total combined voting power of all of our outstanding common shares then entitled to vote at an election of directors. After the Trigger Event, the affirmative vote of the holders of not less than two-thirds in voting power of all our then-outstanding common shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause.” After the Trigger Event, any vacancy in the board of directors caused by any such removal may only be filled by the affirmative vote of a majority of directors then in office. Prior to the Trigger Event, vacancies may also be filled by shareholders holding a majority of our then-outstanding common shares entitled to vote generally in the election of directors voting together as a single class.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability.

Our subsidiaries will initially conduct business only in the states of Texas and New Mexico. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of shareholders for the obligations of a limited liability company have not been clearly established in certain jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our shareholders.

Forum Selection

Our Operating Agreement will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in each case, subject to that court having personal jurisdiction over the indispensable parties named defendants therein) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or agents to us or our shareholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware LLC Act or our Operating Agreement; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine.

Our Operating Agreement will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our Operating Agreement will also provide that any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of, and to have consented to, these exclusive forum provisions. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Operating Agreement inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our results of operations, cash flows and financial position.

Limitations on Liability and Indemnification of Directors and Officers

Our Operating Agreement provides that to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. Our Operating Agreement also provides that we must indemnify our directors and officers for acts and omissions to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Operating Agreement against liabilities that may arise by reason of such director’s or executive officer’s service to us. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee, subject to certain exceptions. We intend to enter into indemnification agreements with our future directors.

We believe that these indemnification provisions, agreements and insurance are useful to attract and retain qualified directors and officers.

Corporate Opportunity

Under our Operating Agreement, to the extent permitted by law:

•

NDB Parent and its affiliates, including Five Point and WaterBridge, have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•

if NDB Parent and its affiliates, including Five Point and WaterBridge, or any of their partners, members, managers, officers, directors or employees, acquire knowledge of a potential business opportunity, transaction or other matter, they have no duty to offer or communicate such corporate opportunity to us, our shareholders or our affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•

in the event that any of our directors and officers who is also a director, officer or employee of NDB Parent and its affiliates, including Five Point and WaterBridge, acquire knowledge of such a corporate opportunity or is offered such a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if NDB Parent and its affiliates, including Five Point and WaterBridge, pursue or acquire the corporate opportunity or if such person did not present the corporate opportunity to us.

Our Operating Agreement will further provide that, at any time NDB Parent and its affiliates, including Five Point and WaterBridge, beneficially owns less than 50% of our common shares, any amendment to or adoption of any provision inconsistent with our Operating Agreement’s provisions governing the renouncement of business opportunities must be approved by the affirmative vote of the holders of at least two-thirds of our then-outstanding common shares.

Shareholder’s Agreement

The foregoing is limited and subject to in all respects, the rights and obligations included in the Shareholder’s Agreement. For a discussion of the Shareholder’s Agreement, see “Certain Relationships and Related Party Transactions—Shareholder’s Agreement.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A shares. Future sales of our Class A shares in the public market, or the availability of such Class A shares for sale in the public market, could adversely affect the market price of our Class A shares prevailing from time to time. As described below, only a limited number of Class A shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of our Class A shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A shares at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Class A shares

Upon the closing of this offering, we will have outstanding an aggregate of      Class A shares. Of these Class A shares, all of the      Class A shares (or      Class A shares if the underwriters’ option to purchase additional Class A shares is exercised in full) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the Class A shares are held or acquired by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining Class A shares held by our existing shareholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, NDB Parent will have the right, pursuant to the Redemption Right, to cause OpCo to acquire all or a portion of its OpCo Units for Class A shares (on a one-for-one basis with the cancellation of a corresponding number of Class B shares, subject to applicable conversion rate adjustments). Upon consummation of this offering, NDB Parent will hold      OpCo Units, all of which (together with the cancellation of a corresponding number of Class B shares) will be redeemable for      Class A shares. See “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.” The Class A shares we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with NDB Parent that will require us to register under the Securities Act these Class A shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, our Class A shares (excluding the Class A shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no Class A shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

Class A shares will be eligible for sale upon the expiration of the lock-up agreements,  % of which are Class A shares that may be issued in exchange for OpCo Units (together with the cancellation of a corresponding number Class B shares), beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

Subject to certain exceptions and under certain conditions, we, NDB Parent and all of our officers and directors have agreed or will agree with the underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or transfer, without the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc., any Class A shares or securities convertible into or exercisable or exchangeable for Class A shares, including OpCo Units and Class B shares, for a period of 180 days after the date of this prospectus. Please see the section titled “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose Class A shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those Class A shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those Class A shares without regard to the provisions of Rule 144.

A person (or persons whose Class A shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of Class A shares that does not exceed the greater of one percent of the then outstanding Class A shares or the average weekly trading volume of our Class A shares reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive Class A shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to sell such Class A shares 90 days after the effective date of this offering once we become subject to the reporting requirements of the Exchange Act in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the Class A shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Shares Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register Class A shares issuable under our LTIP. The registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, Class A shares registered under such registration statement may be made available for sale in the open market following the effective date of such registration statement, unless such Class A shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described elsewhere in this prospectus.

Additional Interests

Our Operating Agreement provides that we may issue an unlimited number of limited liability company interests of any type at any time without a vote of the shareholders, subject to the rules of the

NYSE. Any issuance of additional Class A shares or other limited liability company interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions related to and market price of, Class A shares then outstanding. Please see “Our Operating Agreement—Anti-Takeover Effects of Delaware Law and Our Operating Agreement—Issuance of Additional Interests.”

Registration Rights

For a description of certain registration rights with respect to our Class A shares, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A shares by a non-U.S. holder (as defined herein), that holds our Class A shares as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Services (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•

qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund) or any other person that is subject to special rules or exemptions under the Foreign Investment in Real Property Tax Act;

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A shares under the constructive sale provisions of the Code;

•	persons that acquired our Class A shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE,

OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A shares that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A shares to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A shares by such partnership.

LandBridge Company LLC U.S. Federal Income Taxation

Although we were formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes. Thus, we are generally obligated to pay U.S. federal income tax on our worldwide net taxable income.

Dividends and Other Distributions

As described in the section entitled “Dividend Policy,” we expect to make dividends to our Class A shareholders in amounts determined from time to time by our board of directors. In the event we distribute cash or other property to our Class A shareholders, such dividends will constitute “dividends” for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such dividends exceed our current and accumulated earnings and profits, the dividends will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A shares (and will reduce such tax basis) and thereafter as capital gain from the sale or exchange of such Class A shares. See “—Gain on Disposition of Class A Shares.”

Subject to the withholding requirements under FATCA (as defined herein) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A shares generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding described below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Shares

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding on any gain realized upon the sale or other disposition of our Class A shares unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A shares constitute a United States real property interest in the event that we are or become a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for the Class A shares and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, provided that our common shares are and continue to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the common shares, more than 5% of our common shares will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common shares at the regular graduated rates as a result of our status as a USRPHC. If our common shares were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of shares owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common shares in the manner generally applicable to United States persons, and a 15% withholding tax would apply to the gross proceeds from such disposition. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A shares effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A shares effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A shares and, subject to the U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of our common shares, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common shares paid after January 1, 2019, would have originally been subject to withholding under FATCA, U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A shares.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of our Class A shares by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our Class A shares with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of such Class A shares is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether in the future there may be no market in which to sell or otherwise dispose of the Class A shares;

•

whether the acquisition or holding of such Class A shares will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only such Class A shares or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of our Class A shares by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, our Class A shares should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in our Class A shares, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)-i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the DOL regulations), and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations) i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by benefit plan investors, which is defined to mean that immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, individual retirement accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding our Class A shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of such Class A shares. Purchasers of our Class A shares have the exclusive responsibility for ensuring that their acquisition and holding of such Class A shares complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of our Class A shares to a Plan is in no respect a representation by us or any of our respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING

The Company and Goldman Sachs & Co. LLC and Barclays Capital Inc., as the representatives of the underwriters named below, have entered into an underwriting agreement with respect to the Class A shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class A shares indicated in the following table.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc.

Total

The underwriters are committed to purchase and pay for all of the Class A shares being offered, if any are purchased, other than the Class A shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional    Class A shares from the Company to cover sales by the underwriters of a greater number of Class A shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of the underwriting agreement. If any Class A shares are purchased pursuant to this option, the underwriters will severally purchase Class A shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase    additional Class A shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Class A shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any Class A shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the public offering price. After the initial offering of the Class A shares, the underwriters may change the offering price and the other selling terms. The offering of the Class A shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, the Company and its officers, directors, and NDB Parent have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A shares or securities convertible into or exchangeable for Class A shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The representatives, in their sole discretion and subject to applicable requirements, may release the Class A shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A shares and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release and the number of Class A shares or other securities for which the release is being requested.

Prior to the offering, there has been no public market for the Class A shares. The public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the public offering price of the Class A shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the Class A shares on the NYSE under the symbol “LB.” In order to meet one of the requirements for listing the Class A shares on the NYSE, the underwriters will undertake to sell lots of 100 or more Class A shares to a minimum of 400 beneficial holders.

We estimate that the total expenses of the offering, excluding underwriting discounts, will be approximately $    . We have also agreed to reimburse the underwriters for certain of their expenses as set forth in the underwriting agreement.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage, financing and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans and credit default swaps) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, short sales transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Short sales involve sales by the underwriters of Class A shares in excess of the number of Class A shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the short position is not greater than the number of Class A shares that they may purchase in their option to purchase additional Class A shares. In a naked short position, the short position is greater than the number of Class A shares in their option to purchase additional Class A shares. The underwriters may close out any covered short position by either exercising their option to purchase additional Class A shares and/or purchasing Class A shares in the open market.

•

Syndicate covering transactions involve purchases of Class A shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Class A shares to close out the short position, the underwriters will consider, among other things, the price of Class A shares available for purchase in the open market as compared to the price at which they may purchase Class A shares through the option to purchase additional Class A shares. If the underwriters sell more Class A shares than could be covered by the option to purchase additional Class A shares, a naked short position, the position can only be closed out by buying Class A shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Class A shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the Class A shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of Class A shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class A shares or preventing or retarding a decline in the market price of the Class A shares. As a result, the price of the Class A shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no Class A shares (have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Class A shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Class A shares shall require the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the Class A shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A shares in, from or otherwise involving the United Kingdom.

Canada

The Class A shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The Class A shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the

Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A shares may not be circulated or distributed, nor may the Class A shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Class A shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Class A shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the Class A shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Class A shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The Class A shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The Class A shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the Class A shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the Class A shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the Class A shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Class A shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the Class A shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the Class A shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The Class A shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

LEGAL MATTERS

The validity of our Class A shares offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of DBR Land as of and for the year ended December 31, 2022, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

The balance sheet of LandBridge Company LLC as of September 27, 2023, included in this prospectus and registration statement, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such balance sheet is included in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to our Class A shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Class A shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. A copy of the registration statement, of which this prospectus forms a part, and the exhibits and schedules thereto may be downloaded from the SEC’s website.

As a result of this offering, we will become subject to full information reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish our shareholders with annual reports containing our audited financial statements prepared in accordance with GAAP and certified by an independent public accounting firm. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at      . Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

GLOSSARY OF CERTAIN INDUSTRY TERMS

AMI. Area of mutual interests.

BLM. Bureau of Land Management.

Boe. Barrel of oil equivalent.

Bpd. Barrels per calendar day.

Brackish Water. Water with salinity levels between seawater and freshwater.

CAGR. Compound annual growth.

Caliche. A crust of coarse sediment or weathered soil in calcium carbonate. It forms when lime-rich groundwater rises to the surface by capillary action and evaporates into a crumbly-like powder, forming a tough, indurated sheet called calcrete.

Completion. Installation of permanent equipment for production of natural gas, NGLs or oil or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

Crude Oil. A mixture of hydrocarbons that exists in liquid phase in natural underground reservoirs and remains liquid at atmospheric pressure after passing through surface separating facilities.

DBR Solar. DBR Solar LLC, a Delaware limited liability company.

Delaware Basin. A geological depositional and structural basin in West Texas and southern New Mexico, which is a part of the Permian Basin.

Desert Environmental. Desert Environmental LLC, a Delaware limited liability company.

E&P. Exploration and production.

E&P companies. Oil and natural gas exploration and production companies, including producers and/or operators.

EIA. Energy Information Administration, as independent agency withing the United States Department of Energy that develops, surveys, collects energy data and analyzes and models energy issues.

ERISA. The Employee Retirement Income Security Act of 1974, as amended.

ESG. Environmental, social and governance.

Five Point. Five Point Energy LLC, a Delaware limited liability company.

Frac Sand. A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas exploration and production through the process of hydraulic fracturing.

GAAP. Accounting principles generally accepted in the United States of America.

GHG. Greenhouse gas.

GW. Gigawatt, or one billion watts of electric capacity

Henry Hub. A natural gas pipeline located in Erath, Louisiana that serves as the official delivery location for futures contracts on the NYMEX. The settlement prices at the Henry Hub are used as benchmarks for the entire North American natural gas market.

LandBridge. LandBridge Company LLC, a Delaware limited liability company.

MBbls. One thousand barrels of crude oil, condensate or NGLs.

MBbl/d. One MBbbl per day.

Mboe. One thousand BOE.

Mboe/d. One thousand BOE per day.

Mcf. One thousand cubic feet of natural gas.

Mineral Interest. Real-property interests that grant ownership of oil and natural gas under a tract of land and the rights to explore for, develop, and produce oil and natural gas on that land or to lease those exploration and development rights to a third party.

MMBtu. One million British thermal units.

MMcf: One million cubic feet of natural gas.

Net Revenue Interest. The net royalty, overriding royalty, production payment and net profits interests in a particular tract or oil and natural gas well.

Net Royalty Acres. Mineral ownership standardized to a 12.5%, or 1/8th, royalty interest.

NGL. Natural gas liquid.

NSAI. Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm.

NYMEX. The New York Mercantile Exchange.

OpCo. DBR Land Holdings LLC, a Delaware limited liability company.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well.

Pecos Renewables. Pecos Renewables LLC, a Delaware limited liability company.

Permian Basin. A large sedimentary basin located in West Texas and southeastern New Mexico.

Plugging. The sealing off of fluids in the strata penetrated by an oil and natural gas well so that the fluids from one strata will not escape into another or to the surface. State regulations require generally plugging abandoned of wells.

Produced Water. Water that comes out of an oil and natural gas well with the crude oil during crude oil production.

Produced Water Handling Facilities. Facilities employed for the treatment, handling and disposal of salt water produced with oil and natural gas into an underground formation.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Sand Mine. An area of land from which sand is being mined.

Sequestration. A technique for the permanent storage of carbon dioxide or other active compounds so they will not be released into the atmosphere.

Spot Market Price. The cash market price without reduction for expected quality, transportation and demand adjustments.

NDB Parent. WaterBridge NDB LLC, a Delaware limited liability company.

WaterBridge. Collectively, WaterBridge NDB and WaterBridge Operating.

WaterBridge NDB. WaterBridge NDB Operating LLC, a Delaware limited liability company.

WaterBridge Operating. WaterBridge Operating LLC, a Delaware limited liability company.

Weighted Average Royalty Interest. An expression of our average royalty interest weighted on an acreage basis and calculated by summing the products of net mineral acres and royalty percentage, divided by the total net royalty acres

Working Interests. The right granted to the lessee of a property to develop, produce and own natural gas, NGLs, oil or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

WTI. West Texas intermediate.

Report of Independent Registered Public Accounting Firm

To the Board of Managers of LandBridge Company LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of LandBridge Company LLC as of September 27, 2023 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 27, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Houston, TX

October 10, 2023

We have served as the Company’s auditor since 2023.

LandBridge Company LLC

Balance Sheet

(In dollars)

September 27, 2023
Assets:
Total assets	$—

Liabilities and member’s equity
Total liabilities	$—
Commitments and contingencies	—
Member’s equity:
Deemed non-cash parent contribution	$(1,000)
Member’s interest	1,000

Total member’s equity	—

Total liabilities and member’s equity	$—

LandBridge Company LLC

Notes to Balance Sheet

September 27, 2023

1. Organization

LandBridge Company LLC (the “Company,” “we,” “our” and “us”) was formed on September 27, 2023 as a Delaware limited liability corporation. WaterBridge NDB LLC (the “Sole Member”) is the sole member of the Company. The Company is governed by a Limited Liability Agreement, dated September 27, 2023 (the “LLC Agreement”).

The Company was formed to serve as the issuer of an initial public offering of equity (“IPO”). Concurrent with the completion of the IPO, the Company will serve as the new parent holding company of DBR Land Holdings LLC, a limited liability company.

2. Summary of Significant Accounting Policies

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate Statements of Operations, Changes in Member’s Equity and Cash Flows have not been presented because we did not have any business transactions or activities as of September 27, 2023, except for our initial capitalization. In this regard, we have determined that general and administrative costs associated with the formation and daily management of the Company are insignificant.

The Company has elected to be treated as a corporation for U.S. federal income tax purposes and is subject to U.S. federal and state income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. As of September 30, 2023, there are no income tax related balances reflected in our balance sheet.

All dollar amounts in the balance sheet and in the notes are stated in dollars unless otherwise indicated.

3. Member’s Equity

As provided for in the LLC Agreement, the Sole Member holds 100% of the limited liability company interests of the Company. The Sole Member’s limited liability company interests are generally consistent with ordinary equity ownership interests. The Company was capitalized with a deemed non-cash contribution of $1,000 from the Sole Member on September 27, 2023.

Distributions (including liquidating distributions) are to be made to the Sole Member at a time to be determined by the board of managers. There are no restrictions on distributions. The Sole Member’s equity account will be adjusted for distributions paid to, and additional capital contributions that are made by the Sole Member. All revenues, costs and expenses of the Company are allocated to the Sole Member in accordance with the LLC Agreement.

4. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various legal, regulatory and/or other administrative proceedings. There are currently no such proceedings to which the Company is a party.

5. Subsequent Events

No events have occurred subsequent to September 27, 2023 through October 10, 2023, which is the date the financial statement was available to be issued, that would require disclosure.

LandBridge Company LLC

Unaudited Pro Form Condensed Consolidated Financial Statements

Introduction

LandBridge Company LLC (the “Company”) was formed on September 27, 2023 by WaterBridge NDB LLC, and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is DBR Land LLC, which was formed in September 2021.

The following unaudited pro forma condensed consolidated financial statements reflect the historical consolidated results of DBR Land LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on September 30, 2023, for unaudited pro forma balance sheet purposes, and on January 1, 2022, for unaudited pro forma statement of operations purposes:

•	the contemplated transactions described under “Corporate Reorganization” elsewhere in this prospectus;

•

the initial public offering of Class A units and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). The net proceeds from the sale of the Class A units are expected to be $    million (based on an assumed initial offering price of $     , the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of approximately $    million and other offering costs of $    million; and

•

a provision for corporate income taxes at an effective rate of   % for the year ended December 31, 2022 and the nine months ended September 30, 2023, inclusive of all U.S. federal, state and local income taxes

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of DBR Land LLC as of September 30, 2023 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on September 30, 2023.

The unaudited pro forma consolidated statement of operations of the Company are based on the audited historical consolidated statement of operations of DBR Land LLC for the year ended December 31, 2022 and the unaudited interim condensed consolidated statement of operations of DBR Land LLC for the nine months ended September 30, 2023, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2022.

The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with the audited historical consolidated financial statements and related notes of DBR Land LLC and the unaudited interim condensed consolidated statement of operations of DBR Land LLC, each included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

LandBridge Company LLC

Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of September 30, 2023

	Historical DBR Land LLC	Pro Forma Adjustments		Pro Forma LandBridge Company LLC
Current assets:
Cash and cash equivalents	$—	$—	(a)	$—
Restricted cash	—	—		—
Accounts receivable, net	—	—		—
Related party receivable	—	—		—
Prepaid expenses and other current assets	—	—		—

Total current assets	—	—		—

Non-current assets:
Property, plant and equipment, net of accumulated depreciation	—	—		—
Intangible assets, net	—	—		—
Deferred tax assets, net	—	—	(b)	—
Other assets	—	—		—

Total non-current assets	—	—		—

Total assets	$—	$—		$—

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$—		$—
Related party payable	—	—		—
Accrued liabilities	—	—		—
Income taxes payable	—	—		—
Current portion of long-term debt	—	—		—
Unearned revenue	—	—		—
Other current liabilities	—	—		—

Total current liabilities	—	—		—

Non-current Liabilities:
Long-term debt	—	—		—
Other long-term liabilities	—	—		—

Total non-current liabilities	—	—		—

Total liabilities	—	—		—
Commitments and contingencies	—	—		—

Members’ equity:
Member’s Equity	—	—	(c)	—
Class A members’ equity	—	—	(c)	—
Class B member’s equity	—	—	(c)	—
Total members’ equity	—	—		—
Non-controlling interest	—	—	(c)(d)	—

Total liabilities and members’ equity	$—	$—		$—

LandBridge Company LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations for

the Nine Months Ended September 30, 2023

	Historical DBR Land, LLC	Pro Forma Adjustments		Pro Forma LandBridge Company LLC
Revenues:
Oil and gas royalties	$—	$—		$—
Resource sales	—	—		—
Resource sales—Related party	—	—		—
Easements and other surface-related revenues	—	—		—
Easements and other surface-related revenues— Related party	—	—		—
Surface use royalties	—	—		—
Surface use royalties—Related party	—	—		—
Resource royalties	—	—		—

Total revenues	—	—		—
Resource sales-related expense	—	—		—
Other operating and maintenance expense	—	—		—
General and administrative expense	—	—		—
Depreciation, depletion, amortization and accretion	—	—		—

Operating income (loss)	—	—		—
Interest expense, net	—	—	(e)	—
Other income	—	—		—

Income (loss) from operations before taxes	—	—		—
Income tax expense	—	—	(f)	—

Net income (loss)	$—	$—		$—

Less: net income (loss) attributable to non-controlling interest			(g)

Net income (loss) attributable to LandBridge Company LLC	$—	$—		$—
Net income (loss) per class A unit (h)
Basic and Diluted	—	—		—
Weighted average class A units outstanding (h)
Basic and Diluted	—	—		—

LandBridge Company LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations for

the Year Ended December 31, 2022

	Historical DBR Land, LLC	Pro Forma Adjustments		Pro Forma LandBridge Company LLC
Revenues:
Oil and gas royalties	$18,286	$—		$—
Resource sales	14,646	—		—
Resource sales—Related party	223	—		—
Easements and other surface-related revenues	7,992	—		—
Easements and other surface-related revenues—Related party	1,752	—		—
Surface use royalties	6,276	—		—
Surface use royalties—Related party	1,396	—		—
Resource royalties	1,206	—		—

Total revenues	51,777	—		—
Resource sales-related expense	3,840	—		—
Other operating and maintenance expense	2,648	—		—
General and administrative expense	33,730	—		—
Depreciation, depletion, amortization and accretion	6,720	—		—

Operating income (loss)	4,839	—		—
Interest expense, net	3,108	—	(e)	—
Other income	(143)	—		—

Income (loss) from operations before taxes	1,874	—		—
Income tax expense	164	—	(f)	—

Net income (loss)	1,710	$—		$—

Less: net income (loss) attributable to non-controlling interest			(g)

Net income (loss) attributable to LandBridge Company LLC	$—	$—		$—
Net income (loss) per class A unit (h)
Basic and Diluted	—	—		—
Weighted average class A units outstanding (h)
Basic and Diluted	—	—		—

LandBridge Company LLC

Notes To The Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a) Reflects the following adjustments:

i. Net proceeds from the offering and use of proceeds as follows:

Gross proceeds from offering	$—
Less:
Underwriting discounts and commissions	—
Issuance expenses	—

Proceeds, net of underwriting and issuance expenses	—
Less:
Repayment of outstanding debt
Distribution to existing owners	—

Retained proceeds from the offering	$—

(b) Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization based on the following assumptions:

i. We expect to record $    million in deferred tax assets for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by DBR Land Holdings LLC following completion of the Corporate Reorganization; and

(c) Represents an adjustment to members’ equity reflecting

i $    for Class A units outstanding following this offering and application of the net proceeds therefrom,

ii. A decrease of $    million in members’ equity to allocate a portion of LandBridge Company LLC‘s equity to the non-controlling interest (see Note (d) below); and

(d) Represents non-controlling interest due to consolidation of financial results of DBR Land LLC. As described in “Corporate Reorganization,” LandBridge Company LLC will become the sole member of DBR Land Holdings LLC. LandBridge Company LLC will initially have a minority economic interest in DBR Land Holdings LLC, but will have 100% of the voting power and control over the management of DBR Land Holdings LLC. As a result, we will consolidate the financial results of DBR Land Holdings LLC and will report a non-controlling interest on our consolidated balance sheet for the percentage of DBR Land Holdings LLC units not held by the Class A members. Upon completion of the contemplated transactions, the non-controlling interest is expected to own approximately    % of DBR Land Holdings LLC.

Historical DBR Land LLC member’s equity as of September 30, 2023	$—
Gross proceeds from offering	—
Underwriting discounts and offering costs	—
Net distribution to existing LLC member	—

Pro forma DBR Land LLC member’s equity as of September 30, 2023	$—

Estimated noncontrolling interest percentage of LandBridge Company LLC	—%

Pro forma noncontrolling interest of LandBridge Company LLC	$—

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma condensed consolidated statements of operations:

(e) Reflects reduction in interest expense of $    for the nine months ended September 30, 2023 and for the year ended December 31, 2022 associated with the Company’s historical interest expense associated with the Ag Loan and Credit Facility reflecting the retirement of the debt with the use of proceeds from this offering.

(f) Reflects estimated incremental income tax expense of $    for the nine months ended September 30, 2023 and $    for the year ended December 31, 2022 associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter Corporation using a statutory tax rate of approximately   % and based on the Company’s ownership of approximately   % (   % if the underwriters’ option to purchase additional Class A units is exercised in full) of DBR Land Holdings LLC following completion of the contemplated transactions. This rate is inclusive of U.S. federal and state income taxes.

(g) Reflects the reduction in consolidated net income attributable to non-controlling interest for DBR Land LLC’s historical results of operations. Upon completion of the Corporate Reorganization, the non-controlling interest will be approximately   % (   % if the underwriters’ option to purchase additional Class A units is exercised in full).

(h) On a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no anti-dilutive securities during the periods presented. Earnings per share on a pro forma basis is computed as follows:

	Nine Months Ended September 23, 2023	Year Ended December 31, 2022
Pro forma income before income taxes	$—	$—
Pro forma income tax expense	—	—

Pro forma net income attributable to members’ equity	—	—
Net income attributable to noncontrolling interests	—	—

Pro forma income available to Class A members	$—	$—

Weighted average units of Class A units outstanding	—	—
Pro forma net income available to Class A members per unit	$—	$—

Report of Independent Registered Public Accounting Firm

To the Board of Managers of DBR Land LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of DBR Land LLC and subsidiaries (the “Company”) as of December 31, 2022 the related consolidated statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Houston, TX

October 10, 2023

We have served as the Company’s auditor since 2021.

DBR Land LLC and Subsidiaries

Consolidated Balance Sheet

As of December 31, 2022

(in thousands)

December 31, 2022
Current assets:
Cash and cash equivalents	$16,150
Restricted cash	9,201
Accounts receivable, net	10,903
Related party receivable	424
Prepaid expenses and other current assets	630

Total current assets	37,308

Non-current assets:
Property, plant and equipment, net	207,313
Intangible assets, net	30,878
Other assets	303

Total non-current assets	238,494

Total assets	$275,802

Liabilities and member’s equity
Current liabilities:
Accounts payable	$38
Related party payable	578
Accrued liabilities	2,841
Income taxes payable	212
Current portion of long-term debt	11,693
Unearned revenue	1,327
Other current liabilities	500

Total current liabilities	17,189

Non-current liabilities:
Long-term debt	45,917
Other long-term liabilities	2,955

Total non-current liabilities	48,872

Total liabilities	66,061

Commitments and contingencies (Note 12)

Member’s equity	209,741

Total liabilities and member’s equity	$275,802

See accompanying notes to the consolidated financial statements

DBR Land LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended December 31, 2022

(in thousands)

Year Ended December 31, 2022
Revenues:
Oil and gas royalties	$18,286
Resource sales	14,646
Resource sales—Related party (Note 11)	223
Easements and other surface-related revenues	7,992
Easements and other surface-related revenues—Related party (Note 11)	1,752
Surface use royalties	6,276
Surface use royalties—Related party (Note 11)	1,396
Resource royalties	1,206

Total revenues	51,777

Resource sales-related expense	3,840
Other operating and maintenance expense	2,648
General and administrative expense	33,730
Depreciation, depletion, amortization and accretion	6,720

Operating income	4,839
Interest expense, net	3,108
Other income	(143)

Income from operations before taxes	1,874
Income tax expense	164

Net income	$1,710

See accompanying notes to the consolidated financial statements

DBR Land LLC and Subsidiaries

Consolidated Statement of Changes in Member’s Equity

Year Ended December 31, 2022

(in thousands)

Total Member’s Equity
Balance at January 1, 2022	$169,944
Contribution from member	10,976
Distribution to member	(1,178)
Deemed non-cash capital contributions	28,289
Net income	1,710

Balance at December 31, 2022	$209,741

See accompanying notes to the consolidated financial statements

DBR Land LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2022

(in thousands)

Year Ended December 31, 2022
Cash flows from operating activities:
Net income	$1,710
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	6,720
Share-based compensation	28,289
Bad debt expense	38
Changes in operating assets and liabilities:
Accounts receivable	(5,942)
Related party receivable	(401)
Prepaid expenses and other assets	483
Accounts payable	(1,584)
Related party payable	574
Unearned revenue	1,327
Accrued liabilities and other liabilities	(2,337)
Income taxes payable	(8,334)

Net cash provided by operating activities	20,543

Cash flows from investing activities:
Acquisitions	(5,668)
Capital expenditures	(3,291)

Net cash used in investing activities	(8,959)

Cash flows from financing activities:
Contributions from member	8,263
Distributions to member	(1,178)
Repayments of debt	(6,500)
Repayments of promissory notes	(72)

Net cash provided by financing activities	513

Net increase in cash and cash equivalents and restricted cash	12,097
Cash and cash equivalents and restricted cash - beginning of period	13,254

Cash and cash equivalents and restricted cash - end of period	$25,351

See accompanying notes to the consolidated financial statements

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

1.	Organization and Nature of Operations

DBR Land LLC (together with its subsidiaries, the “Company,” “we,” “our” and “us”) was formed on September 2021. DBR Land Holdings LLC (“Holdings” or the “Sole Member”) is the sole member of the Company. The Company is governed by a Limited Liability Company Agreement, dated September 20, 2021 (the “LLC Agreement”).

On October 15, 2021, the Company acquired 100% of the outstanding capital stock of Hanging H Ranch, Inc. Immediately following the acquisition, Hanging H Ranch, Inc. merged with one of its wholly-owned subsidiaries and the surviving entity was named Delaware Basin Ranches Inc. (“DBR Inc.”).

On January 1, 2022, DBR REIT LLC (“DBR REIT”), a wholly-owned subsidiary of the Company and the parent company of DBR Inc., elected to be taxed as a real estate investment trust (“REIT”) under federal income tax laws. DBR REIT qualifies as a REIT under the applicable requirements of the Internal Revenue Code of 1986, as amended (“IRC”). A REIT is a pass-through entity. There is no tax imposed at the REIT level as long as the REIT complies with the applicable tax rules and avails itself of the opportunity to reduce its taxable income through distributions. A REIT must comply with a number of organizational and operational requirements, including a requirement that it must pay at least 90% of its taxable income to shareholders.

The Company owns surface acreage and oil and natural gas mineral interests in the Delaware Basin across Loving, Reeves and Pecos Counties in Texas and surface acreage in Eddy County in New Mexico.

The Company generates revenues primarily from use of its surface acreage, the sale of resources from its land and oil and natural gas royalties. The use of surface acreage generally includes easements or leases and various surface use royalties. Sale of resources generally includes sales of brackish water and other surface composite materials. Our assets consist mainly of fee surface acreage, oil and natural gas mineral interest, brackish water wells and ponds and related facilities.

The Company is headquartered in Houston, Texas.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

Our consolidated financial statements (the “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All dollar amounts in the Financial Statements and tables in the notes are stated in thousands of dollars unless otherwise indicated.

All of the Company’s subsidiaries are wholly owned, either directly or indirectly through wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. There were no variable interest entities for any periods presented herein.

Basic and diluted net income per common unit holder is not presented since the ownership structure of the Company is not a common unit of ownership.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Comprehensive Income

Other comprehensive income refers to all components (income, expenses, gains and losses) of comprehensive income that are excluded from net income. As of December 31, 2022, the Company did not have any components of other comprehensive income.

Segment Information

The Company operates in a single operating and reportable segment. Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting defines characteristics of operating segments as being components of an enterprise in which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision makers are the co-chief executive officers, whom allocate resources and assess performance based upon financial information at the consolidated level.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes.

The Company evaluates its estimates and related assumptions regularly, including those related to the fair value measurements of assets acquired and liabilities assumed in a business combination, the collectability of accounts receivable, the assessment of recoverability and useful lives of long-lived assets, including property, plant and equipment, intangible assets, and the valuation of share-based compensation. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from such estimates.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Whenever available, fair value is based on or derived from observable market prices or parameters. When observable market prices or inputs are not available, unobservable prices or inputs are used to estimate the fair value. The three levels of the fair value measurement hierarchy are as follows:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial instruments consist primarily of accounts receivable and accounts payable. The carrying value of the Company’s accounts receivable and accounts payable approximate fair value due to their highly liquid nature or short-term maturity.

The Company adjusts the carrying amount of certain non-financial assets, property, plant and equipment and definite-lived intangible assets, to fair value on a non-recurring basis when they are impaired.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The fair value of debt is the estimated amount the Company would have to pay to transfer its debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Recurring fair value measurements are performed for management incentive units, as disclosed in Note 10—Share-Based Compensation.

During the year ended December 31, 2022, there were no transfers between the fair value hierarchy levels.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash balances that may at times exceed federally insured limits.

The Company’s restricted cash balance represents a funds held requirement with its lender equivalent to one year’s worth of principal and interest payments. Refer to Note 8—Debt for additional information.

Accounts Receivable

The Company extends credit to customers and other parties in the normal course of business. Accounts receivable consists of trade receivables recorded at the invoiced amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts. Account receivables are generally due within 45 days or less. In evaluating the level of reserves, judgments are made regarding each party’s ability to make required payments, macroeconomic and energy industry conditions, and other factors. As the financial condition of any party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. The Company has established procedures to manage its credit exposure, including management’s assessment of each party’s creditworthiness, payment history and an evaluation of other related factors. Accounts receivable are charged against the allowance when determined to be uncollectible. When the Company recovers amounts that were previously written off, those amounts are offset against the allowance and reduce expense in the year of recovery.

As of December 31, 2022, the Company had a balance in allowance for doubtful accounts that was immaterial. There was an immaterial amount of write-offs and no recoveries during the year ended December 31, 2022.

As of December 31, 2022, the Company had two customers that accounted for approximately 35% and 12% of accounts receivable, respectively.

The Company accrues oil and gas royalties for amounts not received during the period but produced based on historical production volumes and current market prices. Produced water and other surface use royalties are also accrued for during the period based on historical trends or expected activity and contract prices. These accrued amounts are both included within accounts receivable, net on the consolidated balance sheet.

Property, Plant and Equipment

Property, plant, and equipment is stated at cost or, upon acquisition, at its fair value. Expenditures for construction activities, major improvements and betterments that extend the useful life of an asset are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Costs of abandoned projects are charged to operating expense upon abandonment. The cost of assets sold or disposed of, and the related accumulated depreciation are removed from the accounts in the period of sale or disposal, and the resulting gains or losses are recorded in earnings in the respective period. Refer to Note 5—Property, Plant and Equipment.

Depreciation is computed using the straight-line method over the estimated useful lives for each asset group, as noted below:

Water wells, pipelines, facilities, ponds and related equipment	3 - 15 years
Buildings	30 years
Vehicles, equipment, furniture and other	3 - 5 years

The Company follows the successful efforts method of accounting for its oil and natural gas properties acquired. Under this method, costs to acquire mineral and royalty interests in oil and natural gas properties are capitalized when incurred. Acquisitions of oil and natural gas properties are recorded at their estimated fair value as of the acquisition date.

Proved properties

Costs of proved oil and natural gas properties are depleted on a basin-wide basis utilizing the units-of-production method using total proved reserves.

Unproved properties

Costs of unproved oil and natural gas properties are not subject to depletion. These costs are transferred into costs subject to depletion on an ongoing basis as wells are completed and as proved reserves are established or confirmed.

Intangible Assets

Our intangible assets with definite useful lives include water rights and surface use agreements. The amounts are presented at the Company’s cost basis. Such intangible assets with definite lives are amortized on a straight-line basis and assume no residual value. Refer to Note 6—Intangible Assets for further information on estimated useful lives for such definite-lived intangibles.

Asset Acquisitions

We record asset acquisitions using the cost accumulation model. Under the cost accumulation model of accounting, the cost of the acquisition, including certain transaction costs, are allocated to the assets acquired using relative fair values.

Business Combinations

We record business combinations using the acquisition method of accounting. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at the acquisition date fair value. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in the estimated fair values of acquired assets and liabilities will be made, if determined within one year from the acquisition date, with an offsetting adjustment to the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur. Transaction costs associated with business combinations are expensed as incurred.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The fair value of separately identifiable intangible assets are estimated by applying an income approach. That measure is based on significant Level 3 inputs not observable in the market. Key assumptions developed based on the Company’s future projections and comparable market data include future cash flows, long-term growth rates and discount rates.

Impairment of Long-Lived Assets

Management reviews the Company’s long-lived assets, which primarily includes property, plant and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets for purposes of assessing recoverability. Recoverability is generally determined by comparing the carrying value of the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value.

Proved reserves

The Company evaluates its proved oil and natural gas properties for impairment when events or changes in circumstances indicate the related carrying value may not be recoverable. This evaluation is performed on a basin-wide basis. The Company assesses the valuation of its proved oil and natural gas properties for impairment by comparing the carrying value to estimated undiscounted future net cash flows using estimated production and prices at which the Company estimates the commodity will be sold. If the carrying value exceeds undiscounted future net cash flows, the measurement of impairment is based on estimated fair value utilizing a discounted future cash flows analysis. The impairment recorded is the amount by which the carrying value exceeds the fair value. In the impairment assessment, the Company estimates the fair value of proved oil and natural gas properties using valuation techniques that convert future cash flows to a single undiscounted amount. Significant inputs and assumptions to the valuation of proved oil and natural gas properties include estimates of reserves, future production volumes, future operating and development costs, future commodity prices and a market-based weighted average cost of capital rate.

Unproved reserves

Unproved oil and natural gas properties are also evaluated periodically for impairment. Impairment is assessed when events and circumstances indicate the carrying value may not be recoverable, at which an impairment loss is recognized to the extent the carrying value exceeds the estimated recoverable value. Impairment assessment criteria includes, but is not limited to, commodity prices forecasts, macroeconomic conditions and current and future operator activity in the basin.

We did not recognize any impairment for the year ended December 31, 2022.

Share-Based Compensation

The Company accounts for share-based compensation expense for incentive units granted in exchange for employee services. Our management and employees currently participate in one equity-based incentive unit plan, managed by WaterBridge NDB LLC, an indirect parent of the Company (“WB NDB”). The management incentive units consist of time-based awards of profits interests in WB NDB (the “Incentive Units”), and the Amended and Restated Limited Liability Company Agreement of WB NDB (the “WB NDB LLC Agreement”) authorizes the issuance of 10,000 Incentive Units.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The Incentive Units represent a substantive class of equity of WB NDB and are accounted for under ASC Topic 718, Compensation—Stock Compensation. Features of the incentive units include the ability for WB NDB to repurchase incentive units during a 180-day option period, whereby the fair value price is determined as of the termination date, not the repurchase date, which temporarily takes away the rights and risks and rewards of ownership from the incentive unit holder during the option period. Under ASC 718, a feature for which the employee could bear the risks, but not gain the rewards, normally associated with equity ownership requires liability classification. WB NDB classifies the Incentive Units as liability awards. The liability related to the Incentive Units is recognized at WB NDB as the entity responsible for satisfying the obligation. Share-based compensation expense pushed down to the Company is recognized as a deemed non-cash contribution to member’s equity on the consolidated balance sheets. The share-based compensation expense is recognized consistent with WB NDB’s classification of a liability award resulting in the initial measurement, and subsequent remeasurements, recognized ratably over the vesting period.

The Incentive Units’ value is derived from a combination of its threshold value and the total value of the incentive pool. The value of the incentive pool is determined by taking the total value returned to WB NDB’s Series A unit holders and allocating such value between the Series A unit holders and the incentive pool based on a return-on-investment waterfall included in the WB NDB LLC Agreement. The total value returned constitutes any cash or property distributed by the Company or other WB NDB subsidiary to WB NDB Series A unit holders. The total incentive pool is determined by summing the discrete incentive unit burden of each Series A unit holder. Value allocation within the incentive unit pool is impacted by incentive unit threshold values but the aggregate value of the incentive pool based solely on the return-on-investment waterfall. The Incentive Unit liability is only applicable to WB NDB Series A unit holders and subsequently any future dilutive impact is limited to WB NDB’s indirect ownership of the Company. Any future equity investments made at the Company or other WB NDB subsidiaries are not subject to the dilution from the impact of the incentive unit pool.

Value within each incentive unit pool is allocated among Incentive Unit holders via a distribution waterfall. The units with the lowest threshold value within the pool will be allocated value first. Once the value of the units with the lowest threshold value reaches the next lowest threshold value, the lowest threshold value units will cease earning value. The next lowest threshold value Incentive Units then receive value until its value is equal to its own threshold value (the “Catch-Up Mechanics”). At this point, both the lowest and second lowest threshold value units have a value equal to the second lowest threshold value. Both groups of units continue to earn value until this value is equal to the third lowest threshold value, when the Catch-Up Mechanics are applied. When all Incentive Units have earned value up to the highest threshold value, all Incentive Units will earn value pro rata based on the total number of units issued thereafter.

At the each reporting period, WB NDB’s Incentive Units is remeasured at their fair value, consistent with liability award accounting, using a Monte Carlo Simulation. The Monte Carlo Simulation requires judgment in developing assumptions, which involve numerous variables. These variables include, but are not limited to, the expected unit price volatility over the term of the awards, the expected distribution yield and the expected life of incentive unit vesting. The vested portion of WB NDB’s incentive unit liability is allocated pro rata to the Company, and other WB NDB operating subsidiaries, as share-based compensation expense on the consolidated statements of operations. The allocation is based on the Company’s share of the aggregate equity value derived in WB NDB’s business enterprise valuation.

The Company updates its assumptions each reporting period based on new developments and adjusts such amounts to fair value based on revised assumptions, if applicable, over the vesting

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

period. For the year ended December 31, 2022, the fair values of the Incentive Units were estimated using various assumptions as discussed in Note 10—Share-Based Compensation. The fair value measurement is based on significant inputs not observable in the market, and thus represents Level 3 inputs within the fair value hierarchy.

The risk-free rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of each award and updated at each balance sheet date for the time period approximating the expected term of such award. The expected distribution yield is based on no previously paid distributions and no intention of paying distributions on the Incentive Units for the foreseeable future.

Due to the Company not having sufficient historical volatility, the Company uses the historical volatilities of publicly traded companies that are similar to the Company in size, stage of life cycle and financial leverage. The Company will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use the Company’s own historical volatility. For criteria dependent upon a change in control, the Company will not recognize any incremental expense until the event occurs. Differences between actual results and such estimates could have a material effect on the Financial Statements.

Revenue Recognition

Oil and gas royalties

Oil and gas royalties are received in connection with oil and natural gas mineral interests owned by the Company. Oil and gas royalties are recognized as revenue as oil and gas are produced or severed from the mineral lease. The oil and gas royalties we receive are dependent upon market prices for oil and gas, and producer specific location and contractual price differences. Oil and gas royalty payments are typically received one to three months following the month of production. The Company accrues oil and gas royalties produced but not yet paid based on historical or estimated royalty interest production and current market prices, net of estimated location and contract pricing differentials. The difference between estimated and actual amounts received for oil and gas royalties are recorded in the period the payment is received. As of December 31, 2022, the Company had $4.8 million accrued in the oil and gas royalties line of the consolidated statement of operations.

Oil and gas royalties also includes mineral lease bonus revenues. The Company receives lease bonus revenue by leasing its mineral interests to exploration and production (“E&P”) companies. When we execute a mineral lease contract, it generally transfers the rights to any oil or gas discovered to the E&P company and grants us the right to a specified royalty interest payable on future production. Mineral lease bonuses are nonrefundable. Mineral lease bonus revenues are recognized when the agreement is executed as control is transferred and the Company has satisfied its performance obligation at that point in time.

Resource sales and royalties

Resource sales generally includes brackish water and other surface, composite material, such as caliche, that the Company sells to E&P companies and other customers. Resource sales revenue is generally recognized upon delivery of the brackish water or other surface material as the Company’s performance obligation has been deemed satisfied at that point in time. In certain instances, a third party other than a customer may be involved in a resource sale transaction, such as a revenue sharing

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

agreement or brokered sale transaction. In these instances, the Company will either act as the principal or the agent in the transaction. If the Company is deemed to be acting as the principal, the revenues are reported on a gross basis in resource sales and corresponding costs reported as resource sales-related expense. If the Company is deemed to be acting as the agent, revenue is recorded net of the corresponding costs and included in the resource sales lines of the consolidated statement of operations.

The Company enters into resource royalty agreements that generate recurring resource royalty revenue. When we execute a resource royalty agreement, it generally transfers all rights to explore and produce a resource as specified in the agreement and grants us the right to a royalty on future production of that resource. Resource royalty agreements include, but are not limited to, sand, brackish water, and other resources that can be extracted from the Company’s surface estate. Resource royalty payments are typically received one month following the month of production. The Company accrues resource royalties produced but not yet paid based on historical or estimated royalty production and contract prices. The difference between estimated and actual amounts received for royalties are recorded in the period the payment is received. As of December 31, 2022, the Company had $0.3 million and $0.5 million accrued in resource sales and resource royalties lines of the consolidated statement of operations, respectively.

In certain instances, resource royalty contracts provide for a bonus payment. These bonus payments are nonrefundable. Resource royalty bonus revenues are recognized when the agreement is executed as control is transferred and the Company has satisfied its performance obligation at that point in time.

Easements and other surface-related income

Easement and other surface use agreement contracts permit operators to install pipelines, roadways, electric lines, and other equipment on land owned by the Company. When the Company executes the contract, receives payment and the contract becomes effective, we make available the respective parcel of land to the grantee. Revenue is recognized upon the execution of the agreement at the effective date as the performance obligation has been satisfied and the customer has right of use. In the event of a renewal of an existing contract, the Company recognizes the revenue upon receipt of the renewal payment and the contract becomes effective. At that point, the Company has satisfied its performance obligation and control has been transferred to the grantee.

Leases of the Company’s surface acreage generally include, but are not limited to, facility and surfaces leases with typical terms of five to ten years, and in some instances include provisions for renewal, and generally require fixed monthly or annual payments. Advance lease payment, lease deposits and annual payments, if any, are recorded as unearned revenue and amortized over the life of the lease.

In certain instances, these contracts may include a provision for future royalties. Royalties associated with the use of surface acreage are in included in surface use royalties below.

Surface use royalties

The Company enters into surface use royalty agreements that generate recurring surface use royalty revenue. When we execute a surface use royalty agreement, it generally transfers all rights of use of the surface acreage as specified in the agreement and grants us the right to a royalty calculated

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

on the basis of use, which can include, but are not limited to, gross revenues or volumetric use. Surface use royalty agreements, include but are not limited to, produced water handling and throughput, produced water skim oil, waste reclamation and landfills and other surface uses. Surface use royalty payments are typically received one month following the month of production. The Company accrues surface use royalties produced but not yet paid based on historical or estimated basis of the royalty and contract prices. The difference between estimated and actual amounts received for royalties are recorded in the period the payment is received. As of December 31, 2022, the Company had $0.4 million and $0.4 million accrued in surface use royalties and surface use royalties—related party lines of the consolidated statement of operations, respectively.

Deferred Revenue

Deferred revenue primarily relates to revenue sharing arrangements or other surface use agreements where the Company may receive payments from customers in advance of the related performance obligation being satisfied. Deferred revenue is recorded as a contract liability and recognized as earned over time or at a point in time based on the provisions set forth in the agreement.

Deferred revenue is reported in unearned revenue on the consolidated balance sheet.

Income Taxes

The Company is a limited liability company, and therefore has elected to be treated as a pass-through entity for federal income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are allocated to the members and are included in their tax returns even though such net taxable income or tax credits may not have actually been distributed.

DBR REIT elected to be treated as a REIT under the IRC. As a REIT, DBR REIT will generally not be subject to corporate level federal income tax on taxable income distributed to shareholders. To be taxed as a REIT, the entity must meet a number of requirements including defined percentage tests concerning the amount of assets and revenues that came from, or are attributable to, real estate operations. As long as 90% of the taxable income of the REIT (without regard to capital gains or the dividends paid deduction) is distributed to the unit holders as dividends, the REIT will not be taxed on the portion of its income distributed as dividends unless there are ineligible transactions.

The Company is subject to Texas margin taxes. We estimate our state tax liability utilizing management estimates related to the deductibility of certain expenses and other factors.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the consolidated statement of operations. As of December 31, 2022, we did not recognize any liabilities associated with payments for interest and penalties. Refer to Note 7—Income Taxes for additional information.

Concentrations of Risk

In the normal course of business, we maintain cash balances in excess of federally insured limits. The Company regularly monitors these institutions’ financial condition. We have not experienced any losses in our accounts and believe we are not exposed to any significant credit risk on cash or cash equivalents.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Significant Customers

Customers that individually comprised more than 10% of the Company’s consolidated revenues were as follows:

Year Ended December 31, 2022
Customer A	12%
Customer B	12%

Other contingencies

The Company recognizes liabilities for other contingencies when there is exposure that indicates it is both probable and the amount of loss can be reasonably estimated. These types of liabilities may also arise from acquisition related transactions or other commercial agreements entered into from time to time by the Company. Refer to Note 12—Commitments and Contingencies for additional information on specific contingent liabilities.

Recent Accounting Pronouncements

We adopted ASU 2016-02, Leases (Topic 842), and subsequent amendments thereto (“ASC 842”) on January 1, 2022, with no retrospective adjustments to prior periods. The adoption of the standard had no impact on our consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. We have elected the practical expedients to (1) carryforward prior conclusions related to lease identification and classification for existing leases, (2) combine lease and non-lease components of an arrangement for all classes of leased assets, (3) omit short-term leases with a term of 12-months or less from recognition on the balance sheet and (4) carryforward our existing accounting for land easements not previously accounted for as leases.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which changes how entities will account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. In October 2019, the FASB elected to defer the effective date for this standard, as amended, for private companies with fiscal years beginning after December 15, 2022, with early adoption still permitted. The Company has not yet adopted this guidance, but does not expect the adoption of this update to have a significant impact on its financial statements in future periods.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

3.	Additional Financial Statement Information

Other Balance Sheet information is as follows:

December 31, 2022
Accrued liabilities
Accrued operating and capital expenses	$1,425
Accrued payroll	636
Accrued professional fees	266
Accrued property taxes	263
Accrued interest	251

Total accrued liabilities	$2,841

Supplemental Cash Flow information is as follows:

Year Ended December 31, 2022
Supplemental cash flow information:
Cash paid for income taxes	$8,497
Cash paid for interest	$3,202
Non-cash operating, investing and financing activities:
Asset contribution from member	$2,713
Capital expenditures in accounts payable and accrued liabilities	$899
Insurance financing	$264

4.	Asset Acquisitions

During 2022, the Company acquired approximately 700 acres of land in Texas and New Mexico for total purchase consideration of $5.4 million, of which 654 acres was acquired from an affiliate company, for total purchase consideration of $2.1 million.

On March 25, 2022, Holdings acquired land and buildings in Eddy County, New Mexico, for total purchase consideration of $2.7 million. During the year, Holdings contributed the assets acquired to the Company, which was deemed to be a non-cash transaction.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

5.	Property, Plant and Equipment

As of December 31, 2022, property, plant and equipment, net consisted of the following:

2022
Oil and natural gas properties
Proved	$35,647
Unproved	3,464

Total oil and natural gas properties	39,111
Land	157,490
Water wells, pipelines, facilities, ponds and related equipment	13,258
Buildings, vehicles, equipment, furniture and other	2,002
Construction in progress	626

212,487
Less: accumulated depreciation and depletion	(5,174)

Total property, plant and equipment, net	$207,313

Depreciation and depletion expense was $4.4 million for the year ended December 31, 2022.

6.	Intangible Assets

As of December 31, 2022, intangible assets, net of accumulated amortization consisted of the following:

2022
Surface use agreements	$18,619
Water rights	14,956

Subtotal	33,575
Less: accumulated amortization	(2,697)

Total intangible assets, net	$30,878

Accumulated amortization	2022
Surface use agreements	$1,498
Water rights	1,199

Total accumulated amortization	$2,697

The Company recognized $2.2 million in amortization expense for the year ended December 31, 2022. The remaining weighted average amortization period for both surface use agreements and water rights was 13.8 years as of December 31, 2022.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Future amortization expense related to such intangibles for the next five years and thereafter is as follows:

Amortization Expense
2023	$2,236
2024	2,236
2025	2,236
2026	2,236
2027	2,236
Thereafter	19,698

Total	$30,878

7.	Income Taxes

DBR REIT made an election to be taxed as a REIT, effective January 1, 2022. As a REIT, DBR REIT generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. If DBR REIT fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service (“IRS”) grants DBR REIT relief under certain statutory provisions.

Due to the REIT election effective January 1, 2022, DBR REIT had no deferred tax assets and liabilities as of December 31, 2022.

As part of its election and to comply with REIT qualifications, during 2021 DBR REIT distributed mineral interests to its parent company which was treated as a sale for federal income tax purposes. The Company paid income tax associated with this distribution during the year ended December 31, 2022, of approximately $8.2 million.

During the year ended December 31, 2022, DBR REIT distributed land to DBR Land LLC. For federal income tax purposes, this transaction was treated as a sale of built-in-gain property and the Company recognized an immaterial income tax expense. As of December 31, 2022, this liability is included within income taxes payable on the consolidated balance sheet.

The Company is subject to Texas margin taxes. The Company estimates its state tax liability utilizing management estimates related to the deductibility of certain expenses and other factors. The Company recorded $0.2 million related to its Texas margin tax liability for the year ended December 31, 2022. As of December 31, 2022, this liability is included within income taxes payable on the consolidated balance sheet.

The Company has concluded there are no significant uncertain tax positions requiring recognition in its Financial Statements. Further, the Company has no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized as of December 31, 2022.

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The open tax years for the federal tax filings are 2019 through 2022. The open tax years for the state franchise tax filings are 2018 through 2022.

8.	Debt

As of December 31, 2022, our debt consisted of the following:

2022
Ag Loan	$57,417
Other	193

Total debt	57,610

Current portion of long-term debt	(11,693)

Total long-term debt	$45,917

Ag Loan

On October 14, 2021, the Company entered into a seven-year $65.0 million credit agreement (the “Ag Loan”) with Capital Farm Credit, ACA, as agent for a federal land credit association (the “Lender”). The Ag Loan is secured by a perfected first-lien security interest in substantially all assets of the Company and its subsidiaries. The Ag Loan is also guaranteed by the Company and its wholly-owned subsidiaries.

The Company is required to make scheduled monthly payments on the outstanding principal amount for the term of the Ag Loan at an annual interest rate of 5.25%, with all remaining outstanding amounts due and payable on the scheduled maturity date, October 1, 2028.

The Ag Loan includes certain affirmative and restrictive covenants common in such agreements that apply to the Company and the guarantors, including a minimum fixed charge coverage ratio of 1.25:1.00 and a maximum debt to tangible net worth ratio of 0.45:1:00, in each case tested as of the end of each fiscal quarter. The Company was in compliance with these covenants as of December 31, 2022. Additionally, the Company is required to maintain a balance equal to one year’s worth of principal and interest payments in an account with Lender, or another financial institution reasonably acceptable to Lender. As of December 31, 2022, $9.2 million of restricted cash was held in an account at Lender in satisfaction of such requirement.

Beginning December 31, 2022, if as of the end of any fiscal year, the outstanding principal balance of the Ag Loan exceeds $40.0 million and the Company has excess cash flow as of the end of such fiscal year, the Company is required to make a principal reduction payment equal to the excess cash flow up to the maximum annual amount of $10.0 million. The Lender reduced such maximum annual amount to $5.0 million for the fiscal year ended December 31, 2022. Excess cash flow is defined as the amount of earnings before interest, depreciation and amortization, (“EBITDA”) in excess of the amount of EBITDA required to maintain compliance with the fixed charge coverage ratio. Any amounts of excess cash flow is payable within five days of delivery of the annual financial statements, which are due 120 days after the end of each fiscal year, beginning December 31, 2022. For the fiscal year ended December 31, 2022, the Company included $5.0 million in current portion of long-term debt on the consolidated balance sheet pursuant to the terms described above.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The total amount outstanding on the Ag Loan was $57.4 million as of December 31, 2022. The accrued interest payable was $0.3 million as of December 31, 2022.

For the year ended December 31, 2022, the Company incurred $3.2 million of interest expense related to the Ag Loan. The related weighted average interest rate was 5.25% for the year ended December 31, 2022.

The fair value of the Ag Loan was estimated using quoted prices for similar liabilities in inactive markets, a Level 2 classification in the fair value hierarchy, and is based on the aggregate principal amount outstanding. As of December 31, 2022, the fair value of the Ag Loan was $40.5 million.

The following table summarizes the Company’s debt obligations as of December 31, 2022. Estimated future payments for the debt based on the amount outstanding are shown below:

	Year Ended December 31, 2022
	2023	2024	2025	2026	2027	Thereafter	Total
Ag Loan	$11,500	$6,500	$6,500	$6,500	$6,500	$19,917	$57,417
Other	193	—	—	—	—	—	193

Total debt	$11,693	$6,500	$6,500	$6,500	$6,500	$19,917	$57,610

9.	Member’s Equity

As provided for in the LLC Agreement, the Sole Member holds 100% of the limited liability company interests of the Company. The Sole Member’s limited liability company interests are generally consistent with ordinary equity ownership interests.

Distributions (including liquidating distributions) are to be made to the Sole Member at a time to be determined by the board of managers of WB NDB. There are no restrictions on distributions, provided the Company is in compliance with its financial covenants as set forth under the Ag Loan. The Sole Member’s equity account will be adjusted for distributions paid to the member and additional capital contributions that are made by the Sole Member. All revenues, costs and expenses of the Company are allocated to the Sole Member in accordance with the LLC Agreement.

10.	Share-Based Compensation

The Company accounts for share-based compensation expense Incentive Units granted in exchange for employee services. Our management and employees currently participate in one equity-based incentive plan, managed by WB NDB. The incentive units consist of time-based awards of profits interest in WB NDB and the WB NDB LLC Agreement authorizes the issuance of 10,000 Incentive Units. As of December 31, 2022, there were 5,378 Incentive Units issued and outstanding.

The Incentive Units represent a substantive class of equity of WB NDB and are accounted for under ASC Topic 718, Compensation—Stock Compensation. Features of the Incentive Units include the ability for WB NDB to repurchase Incentive Units during a 180-day option period, whereby the fair value price is determined as of the termination date, not the repurchase date, which temporarily takes away the rights and risks and rewards of ownership from the incentive unit holder during the option period. Under ASC 718, a feature for which the employee could bear the risks, but not gain the rewards, normally associated with equity ownership requires liability classification. WB NDB classifies

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

the Incentive Units as liability awards. The liability related to the Incentive Units is recognized at WB NDB as this entity is the party responsible for satisfying the obligation. Share-based compensation expense pushed down to the Company is recognized as a deemed non-cash contribution to member’s equity in the consolidated balance sheets. The share-based compensation expense is recognized consistent with WB NDB’s classification of a liability award resulting in the initial measurement, and subsequent remeasurements, recognized ratably over the vesting period.

At each reporting period, WB NDB’s incentive unit liability is remeasured at fair value, consistent with liability award accounting, using a Monte Carlo Simulation. The Monte Carlo Simulation requires judgment in developing assumptions, which involve numerous variables. These variables include, but are not limited to, the expected unit price volatility over the term of the awards, the expected dividend yield and the expected life of Incentive Unit vesting. The vested portion of WB NDB’s incentive unit liability is allocated pro rata to the Company, and other WB NDB operating subsidiaries, as share-based compensation expense in the consolidated statements of operations. The allocation is based on the Company’s share of the aggregate equity value derived in WB NDB’s business enterprise valuation.

Unvested Incentive Units are subject to accelerated vesting if there is a change in control (as defined in the award agreements). Unvested Incentive Units are also subject to accelerated vesting or forfeiture in certain circumstances as set forth in the award agreements and 1/3 of all vested Incentive Units are subject to forfeiture if an Incentive Unit holder is terminated for cause. Upon termination for any reason, WB NDB has the right to purchase all vested Incentive Units of the terminated Incentive Unit holder for a period of 180 days at the fair market value on the date the Incentive Unit holder’s employment ended. Forfeitures are accounted for upon occurrence. Forfeitures do not return equity value to the Company, rather value is returned to the incentive unit pool and allocated among remaining Incentive Unit holders.

All Incentive Units are subject to time-based vesting, and vest to the participant over the course of the vesting period at the fair value of the vested grants at each reporting date.

The weighted average fair value of the Incentive Units is estimated using a Monte Carlo Simulation with the following inputs:

December 31, 2022
Estimated equity value	$625,471
Expected life (in years)	0.8
Risk-free interest rate	4.6%
Dividend yield	0%
Volatility	28.0%
Marketability discount	15.0%

The number of Incentive Units granted and forfeited during the year ended December 31, 2022 is shown in the following table:

Outstanding at January 1, 2022	5,452
Granted	—
Forfeited	(74)

Outstanding at December 31, 2022	5,378

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The grant date fair value of the Incentive Units granted was zero in 2022 due to no Incentive Units being granted. The aggregate fair value of the WB NDB Incentive Units attributable to the Company as of December 31, 2022 was $37.4 million ($6,955 per unit).

Changes in the allocated vested and unvested fair value of the Incentive Units for the year ended December 31, 2022 were as follows:

Balance January 1, 2022	$7,161
Remeasurements	30,247

Balance December 31, 2022	$37,408

The cumulative vested value of the Incentive Units allocated to the Company was $32.1 million as of December 31, 2022. The Company recognized $28.3 million of expense in share-based compensation during the year ended December 31, 2022, on the statement of operations. For the year ended December 31, 2022 the remaining unrecognized compensation expense for the Incentive Units was $5.4 million and the weighted average remaining vesting period was approximately 0.5 years.

There were no departures resulting in accelerated vesting during 2022.

Employee Benefit Plan

WaterBridge Management Company LLC, an affiliate of the Company, sponsors a defined contribution plan available to all eligible employees. Qualifying participants may receive a matching contribution based on the amount participants contribute to the plan up to 7% of their qualifying compensation. Contributions of an immaterial amount were made during the year ended December 31, 2022.

11. Related Party Transactions

	Financial Statements Location	December 31, 2022
Revenues—Related Party
Affiliate access agreements	Easements and other surface-related revenues	$1,752
Affiliate access agreements	Surface use royalties	1,396
Affiliate access agreements	Resource sales	223
Accounts Receivable—Related Party
Affiliate access agreements	Related party receivable	$403
Shared services agreement	Related party receivable	21
Accounts Payable—Related Party
Shared services agreement	Related party payable	$578

Shared Services Agreement

The Company has a services agreement with certain affiliates consisting of WB NDB, WaterBridge Holdings LLC and its subsidiaries, WaterBridge NDB Operating LLC and its subsidiaries (collectively “NDB”), and Desert Environmental LLC and its subsidiaries (collectively “Desert”), pursuant to which it receives common management and general, administrative, overhead, and operating services in support of the Company’s operations and development activities. The Company is required to

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

reimburse all fees, including an administrative mark-up for shared services, incurred by it that are necessary to perform services under the agreement. For shared services, the basis of allocation is an approximation of time spent on activities supporting the Company. For shared costs paid on behalf the Company, the costs are directly allocated to it based on its pro rata share of the expenses. For the year ended December 31, 2022, the Company paid approximately $5.0 million for the shared services and direct cost reimbursements.

Affiliate Facility Access Agreements

The Company is party to facility access and surface use agreements with certain affiliates. Under these agreements, the Company has granted the affiliates with certain rights to construct, operate and maintain water and reclamation facilities in the ordinary course of business. These agreements include a standard fee schedule and provision for specified surface use activities. The agreements also include a provision for royalties related to certain specified activities.

Equity Sponsor

Five Point Energy LLC (“FPE”), an affiliate of Five Point Energy Fund I LP and Five Point Energy Fund II LP and controlling member, invoices the Company, and the Company reimburses FPE in cash, for expenses associated with the Company’s use of geographic information system (“GIS”) and certain legal services provided by FPE. The reimbursement includes allocated FPE personnel costs and third-party software and hardware expenses and is determined based on the Company’s use of FPE’s total services for such period. For the year ended December 31, 2022, the GIS and legal services reimbursement totaled $0.1 million. As of December 31, 2022, the Company had an immaterial amount due to these entities.

12.	Commitments and Contingencies

Subordination payments

In connection with the October 2021 business acquisition of Hanging H Ranch, Inc., the Company agreed to pay one of the sellers $5.0 million as additional consideration over the next ten years on each anniversary of closing, beginning with the first payment due on October 14, 2022, and in exchange for the additional consideration, such seller agreed to subordinate its rights under a grazing lease to the rights of the lender under the Ag Loan. As of December 31, 2022, $0.5 million and $2.9 million was reflected within other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheet. These amounts represent the present value of the total $5.0 million in additional consideration. The fair value of the subordination payment liability represents a liability at fair value, using Level 3 inputs. The unobservable inputs used were the Company’s cost of debt as of the acquisition date which was then applied using an income approach by discounting the payments over the requisite ten year period.

The following table presents changes in the Level 3 subordination liability for the year ended December 31, 2022. The change in fair value represents accretion associated with the passage of time related to this liability and settlements relate to subordination payments made during the period presented.

Balance January 1, 2022	$3,837
Change in fair value	118
Settlements	(500)

Balance December 31, 2022	$3,455

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Litigation

The Company records liabilities related to litigation and other legal proceedings when they are either known or considered probable and can be reasonably estimated. Legal proceedings are inherently unpredictable and subject to significant uncertainties, and significant judgment is required to determine both probability and the estimated amount. As a result of these uncertainties, any liabilities recorded are based on the best information available at the time. As any new information becomes available, the Company reassesses the potential liability related to pending litigation. As of December 31, 2022, the Company did not record any liabilities related to any legal matters.

13.	Subsequent Events

The Company has evaluated subsequent events from the date of the balance sheet through October 10, 2023, the date the Financial Statements were available to be issued and determined the following items to be disclosed.

Debt Issuance and Retirement

On July 3, 2023, the Company entered into (i) a four-year $100.0 million term loan and (ii) a four-year $50.0 million revolving credit facility (the “Credit Facilities”). At closing, the term loan was fully funded and the Company borrowed $25.0 million on the revolving credit facility. Proceeds from the Credit Facilities (net of $2.7 million in issuance fees to the lenders), were used to repay the $49.4 million outstanding under the Ag Loan, and to make a distribution of $72.9 million to Holdings. The Credit Facilities are each secured by a first-priority lien on substantially all assets and guaranteed by the Company and its subsidiaries.

In addition, the Credit Facilities include certain affirmative and restrictive covenants including (i) a maximum leverage ratio of 3.50: 1.00, (ii) a minimum debt service coverage ratio of 1.25: 1.00, in each case tested as of the end of each fiscal quarter, and (iii) restrictions on the ability to incur debt, grant liens, make dispositions, make distributions, engage in transactions with affiliates, or make investments.

Distributions

Through October 10, 2023, we made distributions of approximately $105.2 million to Holdings, inclusive of the $72.9 million in connection with the issuance of the Credit Facilities.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

14.	Supplemental Oil and Gas Information (Unaudited)

The Company’s oil and natural gas reserves are attributable solely to properties within the United States, specifically in the Permian Basin.

Capitalized Oil and Natural Gas Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depletion are as follows:

December 31, 2022
Oil and natural gas interests:
Proved	$35,647
Unproved	3,464

Total oil and natural gas interests	39,111

Accumulated depletion	(3,107)

Net oil and natural gas interests capitalized	$36,004

Costs Incurred in Oil and Natural Gas Activities

The Company did not incur any oil and natural gas property acquisition, exploration or development activities during the year ended December 31, 2022.

Results of Operations from Oil and Natural Gas Producing Activities

The following table sets forth the revenues and expenses related to the production and sale of oil and natural gas activities. It does not include any interest costs or general and administrative costs and therefore, is not necessarily indicative of the net operating results of the Company’s oil and natural gas activities. Natural gas liquids are in included in natural gas royalties, volumes and reserves presented in the tables below.

December 31, 2022
Oil and gas royalties	$18,286
Severance and ad valorem taxes	(1,299)
Depletion	(2,692)

Results of operations from oil and gas producing activities	$14,295

The reserves at December 31, 2022 presented below were prepared by a third-party independent petroleum engineer. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, price changes and other factors. The reserves are located in the Delaware Basin across Loving, Reeves and Pecos Counties in Texas.

Guidelines indicated in FASB ASC Topic 932 Extractive Industries—Oil and Gas (“ASC 932”) have been followed for computing a standardized measure of future net cash flows and changes therein related to estimated proved reserves. Future cash inflows and future production costs are determined

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

by applying prices and costs, including quality and basis differentials, to the period-end estimated quantities of oil and natural gas to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor. Future production costs are determined based on estimates of expenditures to be incurred in producing the proved oil and gas reserves in place at the end of the period using period-end costs and assuming continuation of existing economic conditions.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the Securities and Exchange Commission (“SEC”). These assumptions do not necessarily reflect management’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Analysis of Changes in Proved Reserves

The following table sets forth information regarding the Company’s net ownership interest in estimated quantities of proved developed and undeveloped oil and natural gas quantities and the changes therein for the period presented:

	Oil (MBbls)	Natural Gas (MMcf)	Total (MBOE)
Net Proved Reserves as of January 1, 2022	1,482	6,248	2,523
Revisions of previous estimates(1)	(23)	(258)	(66)
Extensions, discoveries and other additions(2)	462	1,551	721
Production	(145)	(580)	(242)

Net Proved Reserves as of December 31, 2022	1,776	6,961	2,936

Net Proved Developed Reserves
December 31, 2022	622	2,550	1,047
Net Proved Undeveloped Reserves
December 31, 2022	1,154	4,411	1,889

(1)	Revisions of previous estimates include technical revisions due to changes in commodity prices, historical and projected performance and other factors.
(2)	Extensions and other additions were from conversions of unproved reserves to proved developed reserves due to additional drilling activity.

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the 12-month unweighted first-day-of-the-month commodity prices for the period presented. All prices are adjusted for quality, energy content and regional price differentials. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves.

DBR Land LLC and Subsidiaries

Notes to the Consolidated Financial Statements

The following table sets forth the future net cash flows related to proved oil and gas reserves based on the standardized measure prescribed in ASC 932:

December 31, 2022
Future cash inflows	$197,411
Future production costs	(13,174)
Future income tax expense	(1,382)

Future net cash flows (undiscounted)	182,855
Annual discount 10% for estimated timing	(88,709)

Total	$94,146

The primary sources of change in the standardized measure of discounted future net cash flows are as follows:

December 31, 2022
Standardized measure, beginning of year	$54,160
Sales, net of production costs	(16,987)
Net changes in prices and production costs related to future production	31,403
Extensions, discoveries and improved recovery, net of future production costs	19,627
Revisions of previous quantity estimates, net of related costs	(1,216)
Net change in income taxes	(745)
Accretion of discount	5,357
Changes in timing and other	2,547

Net increase in standardized measures	39,986

Standardized measure, end of year	$94,146

LandBridge Company LLC

Class A Shares

Representing Limited Liability Company Interests

PRELIMINARY PROSPECTUS

    , 2023

Goldman Sachs & Co. LLC	Barclays

Until     , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts) expected to be incurred by us in connection with the issuance and distribution of the Class A shares offered and registered hereby. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Directors’ & officers’ liability insurance premiums		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

Our Operating Agreement provides that to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. Our Operating Agreement also provides that we must indemnify our directors and officers for acts and omissions to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Operating Agreement against liabilities, that may arise by reason of such director’s or executive officer’s service to us. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee, subject to certain exceptions. We intend to enter into indemnification agreements with our future directors.

We intend to purchase and customary maintain insurance covering our officers and directors against various liabilities asserted, including certain liabilities arising under the Securities Act and the Exchange Act, and expenses incurred in connection with their activities and capacity as our officers and directors or any of our direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of our Class A shares offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of our officers and directors against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

On September 27, 2023 in connection with the formation of LandBridge Company LLC, we issued a 100.0% limited liability company interest in us to NDB Parent. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. These shares will be cancelled or redeemed in connection with our reorganization. There have been no other sales of unregistered securities within the past three years.

In connection with the formation transactions described herein and pursuant to the terms the Corporate Reorganization that will be completed prior to the closing of this offering, we will issue     Class B shares, representing an aggregate   % non-economic limited liability company interest in us to NDB Parent. Such issuance will not involve any underwriters, underwriting discounts or commissions or a public offering, and such issuance will be exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

*1.1	Form of Underwriting Agreement.

3.1	Certificate of Formation of LandBridge Company LLC.

3.2	Limited Liability Company Agreement of LandBridge Company LLC.

*3.3	Form of Amended and Restated Limited Liability Company Agreement of LandBridge Company LLC.

*4.1	Form of Registration Rights Agreement.

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

*10.1†	Form of LandBridge Company LLC Long Term Incentive Plan.

*10.2	Form of DBR Land Holdings LLC Amended and Restated Limited Liability Company Agreement.

*10.3#	Form of Indemnification Agreement.

*10.4	Form of Shareholder’s Agreement

*10.5	Form of Contribution Agreement

Exhibit Number	Description

*10.6	Amended and Restated Services Agreement, dated effective February 27, 2019, by and among WaterBridge Resources LLC, WaterBridge Management Company LLC, WaterBridge Co-invest LLC, WaterBridge Holdings LLC, each of the entities listed on Schedule I thereto, each of the entities listed on Schedule II thereto and each of the entities listed on Schedule III thereto.

*10.7

Credit Agreement, dated as of July 3, 2023, by and between DBR Land LLC, as borrower, the guarantors listed therein, Texas Capital Bank, as administrative agent and letter of credit issuer, TCBI Securities, Inc., as joint lead arrange and sole book runner, Wells Fargo Bank, N.A., as joint lead arrange, and Capital Farm Credit, ACA, as title agent.

*21.1	List of subsidiaries of LandBridge Company LLC.

*23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm to DBR Land LLC.

*23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm to LandBridge Company LLC.

*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).

*24.1	Power of Attorney (included on the signature page of this Registration Statement).

*107	Calculation of Filing Fee Table.

*	To be filed by amendment.
†	Compensatory plan or arrangement.
#	Management Contract.

(b)	Financial Statement Schedules

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on     , 2023.

LandBridge Company LLC

By:
Name:	Steven R. Jones
Title:	Co-Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints      and     , and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated below on     , 2023.

Name	Title

Steven R. Jones	Co-Chief Executive Officer (Co-Principal Executive Officer)

Jason Long	Co-Chief Executive Officer, Chief Operating Officer (Co-Principal Executive Officer)

Scott L. McNeely	Senior Vice President, Chief Financial Officer (Principal Financial Officer)

Jason Williams	Executive Vice President, Chief Accounting Officer and Head of Supply Chain (Principal Accounting Officer)